Filed Pursuant to Rule 424(b)(4)
Registration No. 333-173591

PROSPECTUS

$195,000,000

BANKRATE, INC.

EXCHANGE OFFER FOR

11 3/4% SENIOR SECURED NOTES DUE 2015

FOR

A LIKE PRINCIPAL AMOUNT OF OUTSTANDING

11 3/4% SENIOR SECURED NOTES DUE 2015

Bankrate, Inc. (which we refer to as the “Company”) is offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange an aggregate principal amount of up to $195,000,000 of outstanding unregistered 11 3/4% senior secured notes due 2015 initially issued by Bankrate, Inc., a Florida corporation (which we refer to as “Bankrate Florida”) and assumed by the Company in connection with the change in domicile of Bankrate Florida to Delaware (which we refer to as the “Reincorporation”), for an equal principal amount of outstanding 11 3/4% senior secured notes due 2015. When we refer to “outstanding notes,” we are referring to the outstanding 11 3/4% senior secured notes due 2015. The registered notes will represent the same debt as the outstanding notes and we will issue the registered notes under the same indenture as the outstanding notes. The Company had issued the outstanding notes in connection with several acquisitions which were executed in 2010, and on June 30, 2011, in accordance with the terms of the Indenture, dated as of July 13, 2010, among Bankrate, Inc., the Guarantors, Wilmington Trust FSB, as trustee, and Wilmington Trust FSB, as collateral agent, governing the outstanding notes (which we refer to as the “Indenture”), the Company redeemed $105,000,000 of the outstanding notes.

The exchange offer expires at 12:00 midnight, New York City time, at the end of July 28, 2011, unless extended.

Terms of the Exchange Offer

•	We will issue registered notes for all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•

The terms of the registered notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the outstanding notes for which they may be exchanged, except that the registered notes generally will not be subject to transfer restrictions or be entitled to registration rights and the registered notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

•

Certain of our subsidiaries will guarantee our obligations under the registered notes, including the payment of principal of, premium, if any, and interest on the notes. These guarantees of the registered notes will be senior unsecured obligations of the subsidiary guarantors. Additional subsidiaries will be required to guarantee the registered notes, and the guarantees of the subsidiary guarantors will terminate, in each case in the circumstances described under “Description of the Registered Notes — Guarantees.”

•

The exchange of outstanding notes for registered notes pursuant to the exchange offer generally should not constitute a taxable exchange for U.S. federal income tax purposes. See the discussion under the caption “Material U.S. Federal Tax Considerations.”

•	There is no existing market for the registered notes to be issued, and we do not intend to apply for listing or quotation on any securities exchange or market.

See “Risk Factors” beginning on page 19 for a discussion of the factors you should consider in connection with the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each broker-dealer that receives registered notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. The accompanying letter of transmittal relating to the exchange offer states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

The date of this prospectus is June 30, 2011.

You should rely only on the information contained in this prospectus prepared by us or on our behalf that we have referred you to. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources, and which we believe to be reliable. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data and market data presented or relied on herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Please read the entire prospectus, including the consolidated financial statements and the related notes and the section entitled “Risk Factors,” before you decide to invest. In addition, this prospectus includes forward-looking information that involves risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to the “Company” or the “Issuer” is to Bankrate, Inc., a Delaware corporation, references to the “Guarantors” include CreditCards.com, Inc, CCRD Operating Company, Inc., NetQuote Holdings, Inc. and NetQuote, Inc., and references to “Bankrate,” “we,” “us” and “our” are to the Company and its consolidated subsidiaries.

Overview

We are a leading publisher, aggregator and distributor of personal finance content on the Internet. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance editorial content across multiple vertical categories including mortgages, deposits, insurance, credit cards, and other categories, such as retirement, automobile loans, and taxes. We also aggregate rate information from over 4,800 institutions on more than 300 financial products. With coverage of nearly 600 local markets in all 50 U.S. states, we generate over 172,000 distinct rate tables capturing on average over three million pieces of information daily. Our comprehensive offering of personal finance content and product research has positioned us as a recognized personal finance authority with over 10,000 attributable media mentions or interviews in 2010, including numerous television features on major networks. Our online network, which consists of Bankrate.com, our flagship website, and our other owned and operated personal finance websites, had over 150 million visits in 2010. In addition, we distribute our content on a daily basis to over 175 major online partners and print publications, including some of the most recognized brands in the world.

Our business benefits from the secular shift toward consumer use of the Internet to research and shop for personal finance products. The Internet’s unique aggregation capabilities allow consumers to access and research vast amounts of information to efficiently compare prices and enable an informed purchase decision. We believe this is driving consumers to increasingly research and apply online for personal finance products and shift away from more traditional buying patterns. We stand to benefit from this major secular shift as a result of our leading position in the personal finance services markets driven by our strong brands, proprietary and aggregated content, breadth and depth of personal finance products, broad distribution, leading position in algorithmic search results and monetization capabilities.

Founded 35 years ago as a print-based financial and market data research business, Bankrate began moving online in 1996. Since 2004, under the leadership of our current management team, we have strategically broadened and diversified our product, content and consumer offerings through internal development activities and acquisitions. We now offer:

•	branded content that educates consumers and financial professionals on a variety of personal finance topics;

•	a market leading platform for consumers searching for competitive rates on mortgages, deposits, and money market accounts;

•	competitive quotes to consumers for auto, business, home, life, health and long-term care insurance from our leading network of insurance agents and carriers; and

•	comparative credit card offers to customers for consumer and business credit cards in the United States, Canada and the United Kingdom through our leading network of credit card websites.

Our unique content and rate information is distributed through three main sources: our owned and operated websites, online co-brands, and print partners. We own a network of content-rich, proprietary websites focused on specific vertical categories, including mortgages, deposits, insurance, credit cards and other personal finance categories. We also develop and provide web services to over 75 co-branded websites with online partners, including some of the most trusted and frequently visited personal finance sites on the Internet such as Yahoo!, AOL, CNBC and Bloomberg. In addition, we license editorial content to over 100 newspapers on a daily basis including The Wall Street Journal, USA Today, The New York Times, The Los Angeles Times and The Boston Globe.

Our primary sources of revenue are display advertising, performance-based advertising and lead generation. In 2010, we generated pro forma revenue of $300.9 million, pro forma Adjusted EBITDA of $93.0 million, net loss of $21.5 million, and cash flow from operating activities of $31.1 million. During the first quarter of 2011, we generated revenue of $99.1 million, Adjusted EBITDA of $30.9 million, net income of $5.1 million, and cash flow from operating activities of $(1.7) million. See “Summary Historical and Pro Forma Financial Data” for a reconciliation of pro forma Adjusted EBITDA to net income.

Recent History

After 10 years as a public company, we were acquired on August 25, 2009 by Ben Holding S.à r.l., an entity wholly owned by investment funds advised by Apax Partners, L.P. and Apax Partners LLP (the “Bankrate Acquisition”). Since then, we have executed several acquisitions, including two significant and strategically important acquisitions in NetQuote Holdings, Inc. and CreditCards.com, Inc. (the “2010 Acquisitions”), enabling us to strengthen our offering to both advertisers seeking high quality leads and consumers who are looking for a comprehensive suite of financial products. These acquisitions have strengthened our position through increased selection of products and increased scale of our audience resulting in greater appeal to personal financial services partners and greater spending per partner.

Industry

The Internet has evolved into one of the most effective and comprehensive sources for personal finance content. Traditionally, consumers used sources of information such as word-of-mouth, referrals, newspapers, mortgage guides, insurance brokers and agents to research and address their financial needs. However, these approaches are often time consuming, error prone, and not transparent. Widespread access to the Internet and availability of content and the benefits associated with shopping and researching online has allowed consumers to increasingly rely on the Internet for their financial shopping needs. Using the Internet, consumers can search for and compare financial products and services across multiple sites and choose the right alternative for them. According to an industry study, over 60% of financial services consumers conducted research online and 37% of consumers who conducted research online also applied for a financial product online.

Companies have expanded their online marketing efforts to reach this large and growing online audience cost-effectively. As website traffic grows, online advertising continues to grow as a share of overall advertising. This secular shift is expected to continue in the United States as ZenithOptimedia estimates that online advertising will grow at a compound annual rate of 15% from 2010 through 2013. ZenithOptimedia also estimates that as of 2010 only 15% of total advertising spend in the United States has moved online. We believe our business will continue to benefit as the percentage of advertising dollars spent online increases to reflect the greater amount of media consumed online.

As the economy and job markets recover, the personal financial services market is well-positioned to continue to rebound. Since demand for financial services is generally correlated to the growth of the economy, financial institutions’ online and traditional marketing spend is expected to increase as a result. For example, in 2010, major credit card companies increased advertising and lead generation spending after significantly cutting their budgets in 2008 and 2009.

We believe our end markets are well positioned to experience healthy growth in the coming years given the increasing use of the Internet, the shift in advertising spend from offline to online, the anticipated economic rebound and improving macroeconomic trends.

Our Solution

We provide consumers and institutions with a comprehensive personal finance marketplace through our leading content-rich flagship website, Bankrate.com, and our other branded personal finance destination websites. We allow consumers to shop for a wide variety of financial products and services online, including mortgages, deposit accounts, insurance products and credit cards. We offer fully researched, independent and objective financial content to our consumers through an easy-to-use web interface. We offer our advertisers access to a high quality ready-to-transact visitor base. We understand the importance of critical financial decisions and have designed our solutions to provide relevant information, content and advice to consumers to help them make the right decisions more efficiently and conveniently.

Our brand and the scale and quality of our content have helped us attract increasing numbers of ready-to-transact consumers over the years. As more consumers visited and researched personal finance products on our websites, more financial institutions listed their products and services with us. The combination of more consumers seeking personal finance products online and more companies providing more products and services increases the quality, depth and breadth of our offerings and attracts even more consumers, advertisers and institutions as a result. Additionally, the prominence of our brands, the quality of our content, the engineering architecture of our site, and many other factors that drive relevance have generally resulted in prominent placement in financial services search results for the leading search engines. This increased distribution via algorithmic search provides additional traffic to our website, again further attracting more partners and resulting in increased selection of personal finance products and more content. This virtuous cycle has enabled us to reinforce our leadership position and achieve a loyal advertiser and consumer base.

Our Strengths

Market Leader for Personal Finance Content. We are a market leading publisher, aggregator, and distributor of personal finance content on the Internet. We believe our leading position will continue to enable us to take advantage of the secular shift to the Internet as a source of personal finance solutions.

Leading Consumer Brands. We have built strong, recognizable and highly trusted brands over our 35 year history. We believe this is an important competitive differentiator. Furthermore, the strength of our brand has permitted us to be a partner of choice for other leading personal finance content providers.

High Quality, Proprietary Content. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance content, data and tools. Our editorial staff of 33 editors and reporters, 90 freelancers and 15 expert columnists delivers “best in class” content and provides news and advice through over 150 new articles per week on top of over 50,000 stories in our database. We also aggregate rate information from over 4,800 institutions and have broadened the focus to more than 300 financial products in nearly 600 local markets. In addition, we generate 172,000 distinct rate tables capturing on average over three million pieces of information on a daily basis. The competency of creating unique content would be challenging for others to replicate.

Significant Selection, Breadth and Depth of Offering. Bankrate provides both a broad range of personal finance services products across numerous vertical categories including mortgages, deposits, insurance, credit cards, and other personal finance categories, including retirement, automobile loans, and taxes, as well as great depth of selection in each category. Our selection both across and within these categories is a key differentiator in the value proposition to personal financial service shoppers.

Superior Distribution Platforms. Our unique content and rate information is distributed through three main sources: owned and operated websites, online co-brands, and print partners. This distribution network enables us to drive large amounts of high quality traffic to our network while increasing our brand awareness in an extremely cost-effective way.

Diverse Monetization Opportunities and Strong Cash Flow. Our primary sources of revenue are display advertising, performance-based advertising and lead generation. The multiple ways to monetize a given page view or unique visitor to our site, combined with a highly scalable infrastructure and low capital expenditure or working capital needs, results in strong cash flow conversion.

Strong, Experienced Management Team. Our management team has an in-depth understanding of the online media and personal finance industries as well as extensive experience growing companies’ profitability, both organically and through acquisitions.

Our Growth Strategy

Maintain Leadership as a Trusted and Authoritative Source for Personal Finance Content. We are focused on maintaining our position as a leading destination platform for personal finance information. As consumers increase their usage of the Internet as a tool for personal finance needs, we intend to maintain and improve our position in online comparative research for mortgages, deposit products, insurance and credit cards and potentially in additional vertical personal finance markets.

Increase Traffic to Our Network. We believe our unique and differentiated content offering, the strength of our brands and our marketing efforts will allow us to drive substantial traffic to our online network. We intend to continue to focus on efforts that explicitly drive traffic to our websites including search engine optimization, public relations, print partnerships, increasing the size of our co-brand partner network, and limited, high return on investment, paid search efforts.

Continue to Increase Monetization of Our Traffic. By advertising on our online network, banks, brokers, insurance companies, credit card issuers and other advertisers are accessing targeted, quality consumers poised to engage in a high-value transaction. We intend to continuously enhance our product offering and targeting capabilities to advertisers to ensure we are increasing our monetization of content and traffic.

Develop New Products that Increase the Quality of Our Offering to Consumers, Advertisers and Partners. By enhancing and expanding our product set, we seek to maintain our industry leadership. The key goals of all of our product development efforts are to satisfy consumers, drive traffic, increase monetization and increase affiliate and partner opportunities.

Pursue Additional Strategic Acquisitions. Acquiring companies opportunistically is a strategic core competency for us. We believe our industry relationships allow us to identify specialized companies that are attractive acquisition candidates. We intend to continue to pursue strategic growth opportunities that complement our online network to cost-effectively gain market share, expand into vertical categories and strengthen our content portfolio.

Restructuring

The Company consummated an initial public offering of shares of common stock on June 22, 2011 (the “Initial Public Offering”). The Initial Public Offering is further described in the Company’s Registration Statement on Form S-1 (the “Initial Public Offering Registration Statement”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2011 and declared effective by the SEC on June 16, 2011. In addition, on June 30, 2011, in accordance with the terms of the Indenture, the Company used $123 million of the proceeds from the Initial Public Offering to redeem $105,000,000 aggregate principal amount of the outstanding notes (the “Notes Redemption”) and to pay interest accrued on that portion of the outstanding notes up to but not including the date of redemption.

The Company is a Delaware corporation and prior to the consummation of the Initial Public Offering BEN Holdings, Inc., a Delaware corporation (“Holdings”) owned 100% of the Company’s equity interests. Prior to the consummation of the Initial Public Offering, each share of common and preferred stock of Holdings outstanding at such time was exchanged for new shares of a single class of common stock of Holdings (the “Recapitalization”). In addition, following the Recapitalization and prior to the consummation of the Initial Public Offering, Holdings merged with and into the Company, with the Company surviving (the “Merger”). In the Merger, each share of the new Holdings common stock converted into shares of common stock of the Company, and all outstanding shares of Company common and preferred stock outstanding immediately prior to the Merger were cancelled. The consummation of the Initial Public Offering was premised on the prior consummation of the Recapitalization and the Merger. As a result of the Recapitalization and the Merger, Holdings’ shareholders received between 80.1 and 83.6 shares of the Company’s common stock for each share of their preferred stock of Holdings, between 157.6 and 171.0 shares for each share of their Class A Common Stock of Holdings and between 31.9 and 32.1 shares for each share of their Class B Common Stock of Holdings outstanding immediately prior to the Recapitalization. The surviving corporation in the Merger retained the name “Bankrate, Inc.”

In connection with the Merger and the Initial Public Offering, the Company entered into a Fourth Amended and Restated Stockholders Agreement that provides the Company’s existing direct and indirect stockholders with certain rights, including rights of Ben Holding S.à r.l., our majority stockholder which is, in turn, controlled by the Apax VII Funds (as defined below), to nominate board members and to cause the subsequent registration of additional shares of common stock. Pursuant to this agreement, immediately following the Initial Public Offering, Ben Holding S.à r.l. has the right to nominate a majority of the members of our board of directors, which will initially be four out of seven members. All parties to this agreement, who in the aggregate own 77% of our outstanding common stock immediately following the Initial Public Offering, are obligated to vote for the election of such nominees. See “Certain Relationships and Related Party Transactions” below.

From time to time in this prospectus, we refer to the Initial Public Offering, the Recapitalization, the Merger and this exchange offer (the “Exchange Offer”) collectively as the “Transactions.”

Principal Stockholders

Apax Partners is one of the world’s leading private equity investment groups. It operates across the United States, Europe and Asia and has more than 35 years of investing experience. Funds under the advice and management of Apax Partners globally total over $35.0 billion. These funds provide long-term equity financing to build and strengthen world-class companies. Funds advised by Apax Partners invest in companies across its global sectors of Tech & Telecom, Retail & Consumer, Media, Healthcare and Financial & Business Services. See “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management” and the documents referred to herein for more information with respect to our relationship with funds advised by Apax Partners.

Interests of Related Persons

Ben Holding S.à r.l., Apax Partners, L.P. and certain of our directors and executive officers received cash, common stock, or other consideration as a result of the Initial Public Offering as described below. The underwriters of the Initial Public Offering have exercised their option to purchase an additional 2,994,455 shares of our common stock and have consummated this sale.

Each of the Company’s executive officers participates in our Exit Event Incentive Bonus Plan, pursuant to which participants receive bonuses if, among other things, the Apax VII Funds receive a specified rate of return in an initial public offering. However, under the assumptions above, no bonuses will be paid under this plan. For more detail on the terms of the Exit Incentive Bonus Plan, see “Compensation Discussion and Analysis—Exit Event Incentive Bonus Plan” below.

Each of the Company’s executive officers holds unvested shares of Class B Common Stock of Holdings which vested in connection with the Initial Public Offering. Messrs. Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross realized value equal to $544,253, $16,801,957, $6,720,783, $3,367,139, $3,367,139 and $6,734,278, respectively.

Pursuant to a pre-existing Material Event Investment Advisory Agreement with Apax Partners L.P. and related advisory arrangements, Apax Partners L.P. and certain of the Company’s directors and executive officers received payments in connection with the Initial Public Offering. For more detail, see “Certain Relationships and Related Party Transactions—Material Event Investment Advisory Agreement.” Under these advisory arrangements, Apax Partners L.P. and Messrs. Morse, Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received payments equal to $34,700,220, $2,361,468, $6,531, $300,979, $11,079, $8,361, $2,341 and $6,688, respectively.

Ben Holding S.à r.l. and certain of our directors and executive officers held shares of one or more of the Holdings preferred stock, Class A Common Stock, or Class B Common Stock prior to the consummation of the Initial Public Offering. These shares were exchanged for and converted into common shares of the Company in the Recapitalization and Merger. For more detail, see “Certain Relationships and Related Party Transactions—The Recapitalization and Merger”. As a result of the Recapitalization and Merger, Ben Holding S.à r.l. and Messrs. Morse, Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received 77,111,599, 5,247,708, 50,797, 1,788,972, 472,673, 243,055, 229,678 and 463,815 shares of common stock of the Company, respectively.

Ben Holding S.à r.l. and certain of our directors and executive officers sold shares of the Company’s common stock in the Initial Public Offering. For more detail, see “Security Ownership of Certain Beneficial Owners and Management.” After expenses, Ben Holding S.à r.l. and Messrs. Morse, Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received proceeds of $130,213,965, $8,861,512, $69,499, $2,519,346, $665,647, $684,569, $646,894 and $1,306,351, respectively from the sale of their shares of common stock in the Initial Public Offering.

Prior to the consummation of the Initial Public Offering, the Company granted approximately 120,135 shares of restricted stock to its employees under its new long-term incentive plan, which will vest over a one-year period (subject to continued employment through the vesting date). Of these shares, Messrs. DiMaria, Hoogterp, Ricciardelli and Ross received awards of 2,706 each. In addition, the Company granted to certain of its employees options exercisable for 5,000,000 shares of our common stock, which will vest over a four-year period (subject to continued employment). Messrs. Pinola, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received options exercisable for 10,000, 995,000, 550,000, 300,000, 300,000 and 400,000 shares, respectively.

Subsequent Developments

On June 10, 2011, we entered into a senior secured revolving credit agreement (the “Credit Agreement”), pursuant to which up to $30,000,000 of tranche A senior secured revolving loans (the “Tranche A Revolving Credit Facility”) and up to $70,000,000 of tranche B senior secured revolving loans (the “Tranche B Revolving Credit Facility” and, together with the Tranche A Revolving Credit Facility, the “Revolving Credit Facilities”) were made available to the Company, as borrower, from time to time upon its request and satisfaction of certain conditions. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures our Senior Secured Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving loans under such credit facilities would be paid in full first before applying any such amount to pay the Senior Secured Notes and the remaining revolving loans under such credit facilities on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to limitations in the Indenture applicable to the incurrence of indebtedness. See “Description of Other Indebtedness” for more information regarding the Revolving Credit Facilities.

Risk Factors

Participating in this exchange offer involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	our dependence on online advertising revenue;

•	intense competitive pressures in the Company’s industry;

•	dependence on Internet search engines and the prominence of the Company’s websites in search results;

•	exposure to interest rate volatility;

•	rapidly-changing technologies and industry standards and technical challenges;

•	reliance on the Company’s brands; and

•	the Company’s significant leverage and restrictions on operations under the Indenture.

Before you participate in this offering, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Additional Information

Bankrate was founded in 1976 and Bankrate, Inc. was incorporated in the State of Delaware in 2011. Our principal executive offices are located at 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408, and our main telephone number is (561) 630-2400.

We also maintain an Internet site at www.bankrate.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in deciding whether to purchase our securities.

Summary Terms of the Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “Exchange Offer.”

The Exchange Offer	The Company is offering to exchange an aggregate principal amount of up to $195,000,000 of outstanding unregistered 11 3/4% senior secured notes due 2015 initially issued by Bankrate Florida, and assumed by the Company in connection with the Reincorporation, for an equal principal amount of outstanding 11 3/4% senior secured notes due 2015.

Expiration of the Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 12:00 midnight, New York City time, at the end of July 28, 2011, unless extended. The Company does not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of outstanding notes in the exchange offer at any time before the expiration of the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. See “Exchange Offer — Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes	To tender outstanding notes you must deliver a letter of transmittal and deliver the outstanding notes to the exchange agent. If you hold certificated notes, delivery may be made by enclosing the certificate or following the guaranteed delivery procedure described below. If you hold uncertificated notes, delivery of the outstanding notes may be made by book-entry transfer to the exchange agent’s account at the Depository Trust Company (“DTC”). If you hold your notes in book-entry form through DTC, then in lieu of the procedure for physical delivery of a letter of transmittal and delivery of outstanding notes, you may follow the procedures for the DTC’s Automated Tender Offer Program (“ATOP”).

Specifically, to accept the exchange offer by delivery of a letter of transmittal and outstanding notes:

•

you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent, including all the required documents, prior to the expiration of the exchange offer; and

•	either:

•	the exchange agent must receive the outstanding notes along with the letter of transmittal; or

•

the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described in “Exchange Offer — Methods of Delivering Outstanding Notes — Book-Entry Transfer”; or

•	you must comply with the guaranteed delivery procedures described in “Exchange Offer — Methods of Delivering Outstanding Notes — Guaranteed Delivery Procedures.”

If you hold your outstanding notes in book-entry form through DTC, in lieu of the above procedures:

•

you may instruct DTC, in accordance with the ATOP system, to transmit on your behalf a computer-generated message to the exchange agent in which the holder of the outstanding notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 12:00 midnight, New York City time, at the end of the expiration date; and

•

the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described in “Exchange Offer —Methods of Delivering Outstanding Notes — Book-Entry Transfer.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender outstanding notes in the exchange offer, you should contact the registered owner promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. See “Exchange Offer —Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes, and time will not permit your required documents to reach the exchange agent by the expiration of the exchange offer, or the procedure for book-entry transfer cannot be completed on time, you may tender your outstanding notes under the procedures described under “Exchange Offer — Guaranteed Delivery Procedures.”

Consequences of Failure to Exchange

Any outstanding notes that are not tendered in the exchange offer, or that are not accepted in the exchange, will remain subject to the restrictions on transfer set forth in the Indenture and described in the Offering Memorandum dated June 29, 2010. Since the outstanding notes have not been registered under the U.S. federal securities laws, you will not be able to offer or sell the outstanding notes except under an exemption from the requirements of the Securities Act or unless the outstanding notes are registered under the Securities Act. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the U.S. federal securities laws. See “Exchange Offer — Consequences of Failure to Tender.”

Material U.S. Federal Tax Considerations	The exchange of outstanding notes for registered notes pursuant to the exchange offer generally should not constitute a taxable exchange for U.S. federal income tax purposes. See “Material U.S. Federal Tax Considerations.”

Transferability	Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the registered notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of outstanding notes, as set forth under “Exchange Offer — Procedures for Tendering”). However, any holder of outstanding notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the registered notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the registered notes as part of the exchange offer, or

•	is a broker-dealer who purchased outstanding notes from us in the initial offering of the outstanding notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender outstanding notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the registered notes.

The Company’s belief that transfers of registered notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives registered notes for its own account under the exchange offer in exchange for outstanding notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the registered notes pursuant to the exchange offer.

Exchange Agent	Wilmington Trust FSB is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under “Exchange Offer — Exchange Agent.”

Summary Terms of the Registered Notes

The summary below describes the principal terms of the registered notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Registered Notes” section of this prospectus contains a more detailed description of the terms and conditions of the registered notes.

The registered notes will be identical in all material respects to the outstanding notes for which they have been exchanged, except:

•

the offer and sale of the registered notes will have been registered under the Securities Act, and thus the registered notes generally will not be subject to the restrictions on transfer applicable to the outstanding notes or bear restrictive legends;

•	the registered notes bear a different CUSIP number from the outstanding notes;

•	the registered notes will not be entitled to registration rights, and

•	the registered notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

Issuer	Bankrate, Inc., a Delaware corporation.

Registered Notes Offered	$195,000,000 aggregate principal amount of 11 3/4% Senior Secured Notes due 2015.

Guarantees	The registered notes will be unconditionally guaranteed jointly and severally on a senior secured basis by each of our existing and future domestic restricted subsidiaries, other than by certain immaterial subsidiaries (the “Guarantors”). Additional subsidiaries will be required to guarantee the notes, and the guarantees of the Guarantors with respect to the notes will terminate, in each case in the circumstances set forth under “Description of Registered Notes — Guarantees.”

Security	The registered notes and related guarantees will be secured by liens on substantially all of our and the Guarantors’ assets, now owned or acquired in the future, subject to certain exceptions. See the section entitled “Description of Registered Notes — Collateral and Security Documents.”

Maturity	The registered notes will mature on July 15, 2015.

Interest Rates	The registered notes will accrue interest at 11 3/4% per annum, payable semiannually in arrears on July 15 and January 15 of each year, commencing on July 15, 2011. Interest on each registered note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor.

Interest Payment Dates	July 15 and January 15 of each year, beginning July 15, 2011.

Ranking	The notes and the guarantees will be the Company’s and the Guarantors’ first-priority senior secured obligations and will:

•	rank equally in right of payment to any of our and the Guarantors’ existing and future senior indebtedness but, together with any other secured obligations, effectively senior in right of payment to our existing and future unsecured obligations to the extent of the value of the collateral;

•

rank senior in right of payment with all of our and the Guarantors’ existing and future subordinated indebtedness and other obligations that expressly provide for their subordination to the notes and the guarantees;

•

be effectively subordinated in right of payment to all of our and the Guarantors’ existing and future secured indebtedness secured by assets that are not part of the collateral that is securing the notes, to the extent of the value of such assets; and

•

be effectively subordinated to the Tranche A Revolving Credit Facility (or any future replacement thereof) in an aggregate principal amount of up to $30.0 million, hedging obligations owed to lenders thereunder and cash management obligations to the extent of the value of the assets secured thereby and structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries.

Optional Redemption	On or after July 15, 2013, the Company may redeem some or all of the notes at a premium that will decrease over time as set forth in this registration statement, plus accrued and unpaid interest to the date of redemption. Prior to July 15, 2013, the Company may, at the Company’s option, redeem up to 35% of the aggregate principal amount of the notes at the premiums set forth in this registration statement, plus accrued and unpaid interest, if any, to the date of redemption with the proceeds of certain equity offerings and the Company has used proceeds from the Initial Public Offering to redeem $105.0 million aggregate principal amount of notes. In addition, the Company may, at its option, redeem some or all of the notes at any time prior to July 15, 2013, by paying a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption. See “Description of Registered Notes — Optional Redemption.”

Change of Control	If the Company experiences a change of control, the holders of the notes will have the right to require us to purchase their notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See the sections entitled “Description of the Registered Notes — Repurchase at the Option of Holders — Change of Control” and “Risk Factors — Risks Related to the Notes — We may be unable to repurchase the notes upon a change of control or asset sale.”

Asset Sale Offer

Upon certain asset sales, the Company may be required to offer to use the net proceeds of the asset sale to purchase some of the notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See the sections entitled “Description of the Registered Notes — Repurchase at the Option of Holders — Asset Sales” and “Risk Factors — Risks Related to the Notes — We may be unable to repurchase the notes upon a change of control or asset sale.”

Certain Covenants	The Indenture contains covenants limiting our ability and our subsidiaries’ ability to:

•	incur additional debt and issue disqualified stock;

•	pay dividends or make other restricted payments;

•	prepay, redeem or repurchase capital stock or subordinated debt;

•	transfer or sell assets;

•	make investments;

•	enter into transactions with our affiliates;

•	create or incur liens; and

•	merge or consolidate with any other person.

However, each of these covenants is subject to certain exceptions. You should read “Description of Registered Notes — Covenants” for a description of these covenants.

Form and Denominations	We will issue the registered notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the registered notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, or DTC. You will hold a beneficial interest in one or more of the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, we will not issue certificated registered notes.

Further Issuances	We may create and issue additional notes ranking equally with the registered notes and the outstanding notes and otherwise similar in all respects (other than the issue date and public offering price or the first payment of interest following the issue date of such further notes). These additional notes will be treated as a single class, including waivers, amendments and redemptions.

Absence of Public Market for the Registered Notes	The registered notes generally are freely transferable but are also new securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the registered notes.

Risk Factors	See “Risk Factors” for a discussion of some of the key factors you should carefully consider before deciding to exchange your outstanding notes for registered notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents our summary historical and pro forma financial data and certain other statistical data. The summary historical consolidated financial data as of and for each of the periods ended December 31, 2009 and 2010 and statement of operations and cash flow data for the year ended December 31, 2008 and the period ended August 24, 2009 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. As a result of the Bankrate Acquisition, our financial results were separately presented in our financial statements for the “Predecessor” entity for periods prior to the acquisition date of August 25, 2009 and for the “Successor” entity for periods after the acquisition date of August 25, 2009. As a result, periods prior to August 25, 2009 are not necessarily comparable to periods after that date. The summary historical balance sheet data as of December 31, 2008 and August 24, 2009 have been derived from our audited consolidated financial statements, not included in this prospectus.

The summary historical consolidated financial data as of and for each of the periods ended March 31, 2010 and 2011 have been derived from our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus. The operating results for the three months ended March 31, 2010 and 2011 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

The unaudited pro forma consolidated statement of operations data for the period ended December 31, 2010, which gives effect to the 2010 Acquisitions, the issuance of the Notes on July 13, 2010, the Transactions and the Notes Redemption as if they had occurred on January 1, 2010, and the pro forma consolidated balance sheet data as of March 31, 2011, which gives effect to the Recapitalization and Merger, the Initial Public Offering, payment of expenses in connection with the Exchange Offer and the Notes Redemption as if they had occurred on March 31, 2011, have been derived from our historical audited consolidated financial statements and the unaudited interim condensed consolidated financial statements of NetQuote Holdings, Inc. and CreditCards.com, Inc. for the period from January 1, 2010 to June 30, 2010 included elsewhere in this prospectus and the unaudited interim condensed consolidated financial statements of NetQuote Holdings, Inc. and CreditCards.com not included in this prospectus. This pro forma information does not purport to represent what our results of operations or financial position would have been if the 2010 Acquisitions, the issuance of the Notes, the Transactions and the Notes Redemption had occurred as of the dates indicated or what those results will be for future periods. Our historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

The historical consolidated financial data and other statistical data presented below should be read in conjunction with our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial information may not be indicative of our future performance. The Initial Public Offering was completed on June 22, 2011 and the Notes Redemption was completed on June 30, 2011.

	Predecessor		Successor			Successor
($ in thousands, except per share data)	Year ended December 31, 2008(1)	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010(2)	Pro Forma Year Ended December 31, 2010(3)	Three months ended March 31, 2010(4)	Three months ended March 31, 2011(5)
					(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$166,855	$87,646	$43,837	$220,598	$300,887	$34,460	$99,078
Cost of revenue, excluding stock based compensation	64,132	35,333	18,669	85,326	114,663	14,184	37,949
Stock based compensation —cost of revenue	1,963	2,958	—	—	—	—	—

Gross margin	100,760	49,355	25,168	135,272	186,224	20,276	61,129

Operating expenses:
Sales	6,891	4,566	2,555	8,624	10,892	1,994	2,951
Marketing	12,437	5,958	3,629	23,672	39,371	2,654	16,073
Product development	6,067	4,336	2,546	8,722	11,699	1,821	3,387
General and administrative	19,242	10,919	5,905	22,982	31,288	4,561	7,842
Stock based compensation	11,454	19,556	—	—	—	—	—
Acquisition related expenses and related party fees	—	34,562	2,419	17,390	148	959	1,473
Restructuring charges	—	—	—	3,288	3,568	660	—
Impairment charges	2,433	—	—	—	—	—	—
Legal settlements	—	—	—	1,646	1,495	—	—
Depreciation and amortization	9,134	8,294	9,789	35,226	45,207	7,019	10,846

	67,658	88,191	26,843	121,550	143,668	19,668	42,572

Income (loss) from operations	33,102	(38,836)	(1,675)	13,722	42,556	608	18,557
Other expense	—	—	—	(306)	(306)	—	—
Interest income (expense), net	1,562	30	(12,386)	(38,711)	(27,954)	(8,934)	(9,397)

Income (loss) before income taxes	34,664	(38,806)	(14,061)	(25,295)	14,296	(8,326)	9,160
Income tax expense (benefit)	15,043	(4,222)	(5,620)	(3,768)	9,083	(3,154)	4,099

Net income (loss)	$19,621	$(34,584)	$(8,441)	$(21,527)	$5,213	(5,172)	5,061

Accumulated preferred dividend	—	—	—	(17,404)	—	—	(9,268)

Net income (loss) attributable to common stockholders	$19,621	$(34,584)	$(8,441)	$(38,931)	$5,213	$(5,172)	$(4,207)

Basic and diluted income (loss) per share:
Basic	$1.04	$(1.83)	$(0.30)	$(0.70)	$0.05	$(0.18)	$(0.05)
Diluted	1.01	(1.83)	(0.30)	(0.70)	0.05	(0.18)	(0.05)
Weighted average common shares outstanding:
Basic	18,848,125	18,862,259	28,214,590	55,933,608	96,128,697	28,214,590	87,379,865
Diluted	19,498,209	18,862,259	28,214,590	55,933,608	96,128,697	28,214,590	87,379,865
Other Financial Data:
EBITDA(6)	$42,236	$(30,542)	$8,114	$48,642	$87,457	$7,627	$29,403
Adjusted EBITDA(6)	58,086	26,534	10,533	71,272	92,974	9,246	30,876

	Predecessor		Successor			Successor
($ in thousands, except per share data)	Year ended December 31, 2008(1)	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010(2)	Pro Forma Year Ended December 31, 2010(3)	Three months ended March 31, 2010(4)	Three months ended March 31, 2011(5)
					(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$46,055	$59,310	$77,642	$114,754	$44,014	$71,384	$36,345
Working capital	48,874	60,754	26,554	63,333	76,400	18,940	65,463
Intangible assets, net	83,347	76,533	224,372	365,745	356,164	226,428	356,164
Goodwill	101,856	101,886	349,749	559,168	573,587	349,974	573,587
Total assets	270,750	289,640	705,431	1,123,819	1,069,260	692,281	1,064,483
Total stockholders’ equity	248,430	237,927	322,058	624,248	741,006	316,886	629,516

(1)	Includes the acquired assets and liabilities of Blackshore Properties, Inc. (owner of Bankaholic.com), LinkSpectrum Co. (owner of CreditCardGuide.com), InsureMe, Inc. (owner of InsureMe.com) and Lower Fees, Inc. (owner of FeeDisclosure.com) from the respective dates of acquisition.
(2)	Includes the acquired stock of NetQuote Holdings, Inc. (owner of NetQuote.com) and CreditCards.com, Inc. (owner of CreditCards.com), and acquired assets and liabilities of InfoTrak National Data Services, Jim Wang Enterprises, LLC (owner of Bargaineering.com) and InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes.com) from the respective dates of the acquisition.
(3)	The balance sheet data is as of March 31, 2011.
(4)	Includes the acquired assets and liabilities of Jim Wang Enterprises, LLC (owner of Bargaineering) from the date of the acquisition.
(5)	Includes the acquired assets and liabilities of Trouvé Media, Inc. from the date of the acquisition.
(6)	EBITDA represents net income (loss) before income tax (benefit) expense, interest expense (income), net and depreciation and amortization. Adjusted EBITDA represents EBITDA before stock based compensation, impairment charges, acquisition related expenses and related party fees, restructuring charges, legal settlements (net), and loss on sale of Savingforcollege.com. EBITDA and Adjusted EBITDA are supplemental measures of our performance and are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of our liquidity. In addition, our measurements of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Management believes that the presentation of EBITDA and Adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because they assist in analyzing and benchmarking the performance and value of our business. The following table reconciles our net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

	Predecessor		Successor
($ in thousands)	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010
Net income (loss)	$19,621	$(34,584)	$(8,441)	$(21,527)
Income tax (benefit) expense	15,043	(4,222)	(5,620)	(3,768)
Interest (income) expense, net	(1,562)	(30)	12,386	38,711
Depreciation and amortization	9,134	8,294	9,789	35,226

EBITDA	42,236	(30,542)	8,114	48,642
Stock based compensation(a)	13,417	22,514	—	—
Impairment charges(b)	2,433	—	—	—
Acquisition related expenses and related party fees(c)	—	34,562	1,919	17,390
Restructuring charges(d)	—	—	—	3,288
Legal settlements, net(e)	—	—	500	1,646
Loss on sale of Savingforcollege.com(f)	—	—	—	306

Adjusted EBITDA	$58,086	$26,534	$10,533	$71,272

		Successor
($ in thousands)	Pro Forma Year Ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$5,213	$(5,172)	$5,061
Income tax expense (benefit)	9,083	(3,154)	4,099
Interest (income) expense, net	27,954	8,934	9,397
Depreciation and amortization	45,207	7,019	10,846

EBITDA	87,457	7,627	29,403
Stock based compensation(a)	—	—	—
Impairment charges(b)	—	—	—
Acquisition related expenses and related party fees(c)	148	959	1,473
Restructuring charges(d)	3,568	660	—
Legal settlements, net(e)	1,495	—	—
Loss on sale of Savingforcollege.com(f)	306	—	—

Adjusted EBITDA	$92,974	$9,246	$30,876

(a)	Represents the non-cash expense of stock based compensation of Bankrate that was discontinued in connection with the Bankrate Acquisition.
(b)	Reflects intangible asset impairment charges for Bankrate of $2.4 million in the year ended December 31, 2008.
(c)	Reflects acquisition related expenses incurred by Bankrate in connection with (i) the Bankrate Acquisition in the periods ended August 24, 2009 and December 31, 2009; (ii) the NetQuote and CreditCards acquisitions and the Senior Secured Notes offering in the year ended December 31, 2010; (iii) the Trouvé acquisition and the IRS audit of our 2009 returns in the three months ended March 31, 2011. Included within the amount is $284,000, $780,000 and $256,000 of professional fee expenses in the period from August 25, 2009 through December 31, 2009, the year ended December 31, 2010 and the three months ended March 31, 2011, respectively, related to the stockholder litigation arising out of the Bankrate Acquisition, which was fully settled and closed on February 23, 2011. Further, the adjustment eliminates advisory fees payable to shareholders for advisory services. See the section entitled “Certain Relationships and Related Party Transactions.”
(d)	During the year ended December 31, 2010, the Company terminated 81 employees to achieve cost savings and also exited two building facilities as a result of the 2010 Acquisitions resulting in a $3.3 million restructuring charge. The pro forma amount also eliminates costs incurred by CreditCards prior to acquisition related to a troubled debt restructuring.
(e)	The Company incurred $500,000 and $1.6 million in settlement costs in the period from August 25, 2009 through December 31, 2009 and the year ended December 31, 2010, respectively, related to the stockholder litigation arising out of the Bankrate Acquisition, which was fully settled and closed on February 23, 2011. The $500,000 amount is included in acquisition related expenses and related party fees in the statement of operations. In addition, NetQuote recognized a gain on legal settlement of $151,000 related to litigation with one of its customers which is also being adjusted in the pro forma information.
(f)	The Company recorded a loss on the sale of Savingforcollege.com in December 2010.

RISK FACTORS

An investment in our notes involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects, and cause the value of our common stock to decline, which could cause you to lose all or part of your investment in our Company.

Risks Related to Our Business

Our success depends on online advertising revenue.

We have historically derived, and we expect to continue to derive, the majority of our revenue through the sale of advertising space, financial product leads and hyperlinks on our online network. Any factors that limit the amount advertisers are willing to and do spend on advertising on our websites could have a material adverse effect on our business. These factors may include our ability to:

•	maintain a significant number of unique website visitors and corresponding significant reach of Internet visitors;

•

successfully convert visitors to some of our websites into credit card applicants and maintain a significant rate at which credit card applications completed through some of our websites are approved by our credit card issuer customers;

•	successfully convert consumers’ visits to some of our websites into transaction fees and/or revenue from insurance agents or carriers;

•	compete with alternative advertising sources;

•	maintain a significant number of sellable impressions generated from website visitors available to advertisers;

•	accurately measure the number and demographic characteristics of our visitors;

•	successfully sell and market our online network to our advertisers, including mortgage loan, credit card and insurance product providers;

•	handle temporary high volume traffic spikes to our online network;

•	convince traditional media advertisers to advertise on our online network;

•	increase traffic to our online network; and

•	acquire and generate insurance leads.

Most of our advertising contracts are short-term and are subject to termination by the advertiser at any time. Advertisers who have longer-term contracts may fail to honor their existing contracts or fail to renew their contracts. If a significant number of advertisers or a few large advertisers decide not to continue advertising on our websites, we could experience an immediate and substantial decline in our revenues over a relatively short period of time.

We face intense competitive pressures that may harm our operating results.

We face intense competition in all our businesses, and we expect competition to remain intense in the future. We compete with, among others, search engines utilizing keyword cost-per-click advertising or comparison advertising sites/networks; lead aggregators and websites committed to specific personal finance products; numerous websites in each of our vertical categories competing for traffic and for advertisers; financial institutions, including mortgage lenders, deposit institutions, insurance providers and credit card issuers, many of whom are also our customers; and traditional offline personal finance marketing channels, including direct mail, retail bank branch networks, television, radio, print and online advertising and call centers. Some of these competitors have significantly greater financial resources than we do and could use those resources to develop more directly competitive product offerings and editorial content and undertake advertising campaigns to promote those new offerings and content, which could result in diminished traffic to our websites and reduce our overall competitive and market position. In addition, new competitors may enter this market as there are few barriers to entry. For example, Google has recently begun presenting comparisons of mortgage, credit card and deposit interest rates through its search engine, which may divert consumers away from our websites, including consumers who would otherwise find, be directed or be linked to our websites through the Google search engine. If Google is successful in its efforts, this could have an adverse effect on our business, operating results and prospects. Our online competitors may adopt certain aspects of our business model or replicate the appearance and features of our website, which could reduce our ability to differentiate our services. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Many competitors have complementary products or services that drive traffic to their websites. In the future, competitors could introduce superior products and services or reduce prices below ours. Increased competition could result in lower website traffic, advertising rate reductions, reduced margins or loss of market share, any of which would adversely affect our business and operating results.

We depend upon Internet search engines to attract a significant portion of the visitors to our websites, and any change in the prominence of our websites in either paid or algorithmic search result listings could cause the number of visitors to our websites and our revenue to decline.

We depend in significant part on various Internet search engines, such as Google and Bing, and other search websites to direct a significant number of visitors to our websites to provide our online services to our clients. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user’s Internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines’ assessment of the quality of website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as advertising on other websites, to direct a substantial share of the visitors to our websites.

Our ability to maintain the number of visitors to our websites from Internet search websites and other websites is not entirely within our control. For example, Internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to maintain their internal standards and strategies. Changes in the algorithms could cause our websites to receive less favorable placements, which could reduce the number of users who visit our websites. We have experienced and continue to experience fluctuations in the search result rankings for a number of our websites.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. If competition for the display of paid advertisements in response to search terms related to our online services increases, our online advertising expenses could rise significantly or we may be required to reduce the number of our paid search advertisements. If we were to reduce our advertising with search engines, our consumer traffic may significantly decline or we may be unable to maintain a cost-effective search engine marketing program.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our websites, could also cause our websites to be listed less prominently in algorithmic search results. In addition, search engines retain broad discretion to remove from search results any company whose marketing practices are deemed to be inconsistent with the search engine’s guidelines. If our marketing practices do not comply with search engine guidelines, we may, without warning, not appear in search result listings at all. Any adverse effect on the placement of our websites in search engine results could reduce the number of users who visit our websites. In turn, any reduction in the number of visitors to our websites would negatively affect our ability to earn revenue. If visits to our websites decrease, our revenue may decline or we may need to resort to more costly sources to replace lost visitors, and such decreased revenue and/or increased expense could adversely affect our business and profitability.

Our visitor traffic can be impacted by interest rate volatility.

We provide interest rate information for mortgages and other loans, credit cards and a variety of deposit accounts. Visitor traffic to our websites tends to increase with interest rate movements. Factors that have caused significant visitor fluctuations in the past have been Federal Reserve Board actions and general market conditions affecting home mortgage and deposit interest rates. Additionally, the level of traffic to our websites can be dependent on interest rate levels as well as mortgage financing and refinancing activity. Accordingly, a slowdown in mortgage production volumes could have an adverse effect on our business. Conversely, a sudden, steep drop in interest rates could dramatically increase our page views such that we would be unable to sell sufficient advertisements to take full advantage of the spike in traffic.

We believe that as we continue to develop our websites with broader personal finance topics, the percentage of overall traffic seeking mortgage and deposit information will remain stabilized at current levels. To accelerate the growth of traffic to our websites, we are working with our syndication partners to provide timely content, and we are aggressively promoting all of our products. There is the risk that our traffic will remain not stable or that our promotional activities will not be successful. Any reduction in traffic to our websites may have an adverse effect on our results of operations.

If we fail to keep pace with rapidly-changing technologies and industry standards, we could lose consumers, customers or advertising inventory and our results of operations may suffer.

The business lines in which we currently operate and compete are characterized by rapidly-changing Internet media and marketing standards, changing technologies, frequent new product and service introductions, and changing consumer and customer demands. The introduction of new technologies and services embodying new technologies and the emergence of new industry standards and practices could render our existing technologies and services obsolete and unmarketable or require unanticipated investments in technology. Our future success will depend in part on our ability to adapt to these rapidly-changing digital media formats and other technologies. We will need to enhance our existing technologies and services and develop and introduce new technologies and services to address our customers’ changing demands and consumer expectations. If we fail to adapt successfully to such developments or timely introduce new technologies and services, we could lose consumers and customers, our expenses could increase and we could lose advertising inventory.

Our websites, applications, widgets and other products may encounter technical problems and service interruptions.

In the past, our websites have experienced significant increases in traffic and our applications and widgets have experienced significant increases in use in response to interest rate movements and other business or financial news events. The number of our visitors has continued to increase over time, and we are seeking to further increase our visitor traffic. As a result, our Internet servers must accommodate spikes in demand for our web pages in addition to potential significant growth in traffic.

Our websites, applications, widgets and other products have in the past, and may in the future, experience slower response times or interruptions as a result of increased traffic or other reasons. These delays and interruptions may increase in the future if our Internet servers and infrastructure are not able to accommodate potential significant traffic growth and spikes in demand. Delays and interruptions resulting from the failure to maintain Internet service connections to our websites could frustrate visitors and reduce our future website traffic, which could have a material adverse effect on our business.

All of our communications and network equipment is located at our corporate headquarters in North Palm Beach, Florida and at secure third-party co-locations facilities in Atlanta, Georgia, Austin, Texas and Denver, Colorado. Multiple system failures involving these locations could lead to interruptions or delays in service for our websites, which could have a material adverse effect on our business. Additionally, we are dependent on the third-party providers and their ability to provide safe, effective and cost-efficient servers. Our operations are dependent upon our ability to protect our systems against damage from fires, floods, tornadoes, hurricanes, earthquakes, power losses, telecommunications failures, physical or electronic break-ins, computer viruses, acts of terrorism, hacker attacks and other events beyond our control. Although we maintain insurance to cover a variety of risks, the scope and amount of our insurance coverage may not be sufficient to cover our losses resulting from system failures or other disruptions to our online operations.

Our business depends on a strong brand and content, thus we will not be able to attract visitors and advertisers if we do not maintain and develop our brands and content.

It is critical for us to maintain and develop our brands and content so as to effectively expand our visitor base and our revenues. Our success in promoting and enhancing our brands, as well as our ability to remain relevant and competitive, depends on our success in offering high quality content, features, product offers, services and functionality. In addition, we may take actions that have the unintended consequence of harming our brand. If our actions cause consumers to question the value of our marketplace, our business and reputation may suffer. If we fail to promote our brands successfully or if visitors to our websites or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting visitors and advertisers, which will in turn impact our operating results.

Our results of operations may fluctuate significantly.

Our results of operations are difficult to predict and may fluctuate significantly in the future as a result of several factors, many of which are beyond our control. These factors include:

•	changes in fees paid by advertisers;

•	traffic levels on our websites, which can fluctuate significantly;

•	changes in the demand for Internet products and services;

•	changes in fee or revenue-sharing arrangements with our distribution partners;

•	our ability to enter into or renew key distribution agreements;

•	the introduction of new Internet advertising services by us or our competitors;

•	changes in our capital or operating expenses;

•	changes in consumer confidence;

•	changes in interest rates;

•	general economic conditions; and

•	changes in banking or other laws that could limit or eliminate content on our websites.

Our future revenue and results of operations are difficult to forecast due to these factors. As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on past periods as indicators of future performance.

Restrictive covenants in the Indenture, the Credit Agreement or other future indebtedness may limit our current and future operations, particularly our ability to respond to changes in our business or to pursue our business strategies.

The Indenture and the Credit Agreement contain, and any future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. The Indenture and the Credit Agreement limit, among other things, our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments;

•	enter into agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	enter into sale/leaseback transactions;

•	merge, consolidate or sell substantially all of our assets;

•	make investments and acquire assets;

•	issue certain preferred membership interests or similar equity securities; and

•	change our business operations.

In addition, the Indenture limits our ability to make payments on subordinated indebtedness.

A breach of the covenants or restrictions under the Indenture, the Credit Agreement or any agreement governing our future indebtedness could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness.

The restrictions contained in the Indenture and the Credit Agreement could adversely affect our ability to:

•	finance our operations;

•	make needed or desired capital expenditures;

•	make strategic acquisitions or investments or enter into strategic alliances;

•	withstand a future downturn in our business or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

These restrictions could materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under the Notes and the Credit Agreement.

Risks associated with our strategic acquisitions could adversely affect our business.

We have acquired a number of companies and assets of companies in the past and may make additional acquisitions, asset purchases and strategic investments in the future. For example, in late 2005, we acquired FastFind and MMIS/ Interest.com ; in 2006, we acquired a group of assets from East West Mortgage, Inc. (owner of Mortgage-calc.com, Mortgagecalc.com and Mortgagemath.com); in 2007, we acquired certain assets and liabilities of Nationwide Card Services, Inc. (owner of NationwideCardServices.com) and Savingforcollege.com, LLC (owner of Savingforcollege.com); in 2008, we acquired certain assets and liabilities of InsureMe, Inc. (owner of InsureMe.com), Fee Disclosure, LinkSpectrum Co. (owner of CreditCardGuide.com) and Blackshore Properties, Inc. (owner of Bankaholic.com). In 2010, we acquired certain assets and liabilities of Jim Wang Enterprises, LLC (owner of Bargaineering.com), InfoTrak National Data Services, InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes.com), and we acquired the stock of NetQuote Holdings, Inc. (owner of NetQuote.com) and CreditCards.com, Inc. (owner of CreditCards.com). On January 1, 2011, we completed the acquisition of Trouvé Media, Inc. to complement our online publishing business. We will continue to consider acquisitions, asset purchases and joint ventures as a means of enhancing stockholder value. Our success in integrating our acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management’s attention from operational matters, integrate the technical operations and personnel of the acquired companies, and achieve the expected financial results, synergies and other benefits from our acquisitions.

In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated.

It is also possible that expected synergies from future acquisitions may not materialize in full or at all. We may also incur costs and divert management attention through potential acquisitions that are never consummated. Future impairment losses on goodwill and intangible assets with an indefinite life, or restructuring charges, could also occur as a result of acquisitions.

Despite our due diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail to or are unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

Our ability to consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands, our resources and our ability to obtain financing.

We depend on attracting and retaining executive officers and personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our senior management team and other skilled employees. The loss of service of one or more of our executive officers or of other personnel could reduce our ability to successfully implement our long-term business strategy, our business could suffer and the value of our common stock could be materially adversely affected. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our senior management team possesses valuable knowledge about our business and that their knowledge and relationships would be very difficult to replicate. Although our senior management team has entered into employment agreements with us, they may not complete the term of their employment agreements or renew them upon expiration. Our success and the quality of our content also depend on the expertise of our editors and reporters and on their relationships with the media, financial experts and other sources of information. The loss of qualified personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results.

If our employees were to unionize, our operating costs would likely increase.

Our employees are not currently represented by a collective bargaining agreement. However, we have no assurance that our employees will not unionize in the future, which could increase our operating costs, force us to alter our operating methods, and have a material adverse effect on our operating results.

Adverse resolution of litigation may harm our business, operating results or financial condition.

We are party to lawsuits in the normal course of business. We may also become party to lawsuits relating to transactions in which we are involved. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results or financial condition.

In addition to litigation in the ordinary course of business, we are currently involved in litigation in which it has been alleged that we have participated in anti-competitive conduct. See the section entitled “Business — Legal Proceedings — Banxcorp Litigation.” Antitrust litigation is by its nature not in the ordinary course. Defending antitrust allegations, even if ultimately successful, can be costly and have a negative effect on our business. The costs of discovery could be extremely high and conducting a defense could be disruptive to our business. In addition, the relief sought by the plaintiffs in this case, if granted, could prevent Bankrate from continuing to pursue at least some aspects of its current business model, which could have a material adverse effect on our financial condition and results of operations.

We rely on the protection of our intellectual property.

Our intellectual property includes our unique research and editorial content of our websites, our URLs, our registered and unregistered trademarks and print publications. We rely on a combination of copyrights, patents, trademarks, trade secret laws, and our policy and restrictions on disclosure to protect our intellectual property. We also enter into confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information. Despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our websites or print publications without authorization. A failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business.

We may be subject to claims that we violated intellectual property rights of others, which even if unfounded or decided in our favor may be extremely costly to defend, could require us to pay significant damages and could limit our ability to operate.

Companies in the Internet and technology industries, and other patent holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We may in the future receive notices that claim we have misappropriated or misused other parties’ intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods.

Because we license some of our data and content from other parties, we may be exposed to infringement actions if such parties do not possess the necessary proprietary rights. Generally, we obtain representations as to the origin and ownership of licensed content and obtain indemnification to cover any breach of any of these representations. However, these representations may not be accurate and the indemnification may not be sufficient to provide adequate compensation for any breach of these representations.

Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Defending against any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop new technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

We may face liability for, and may be subject to claims related to, information on our websites, which even if unfounded or decided in our favor may be extremely costly to defend, could require us to pay significant damages and could limit our ability to operate.

Much of the information published on our websites and in our print publications relates to the competitiveness of financial institutions’ rates, products and services. We also publish editorial content designed to educate consumers about banking and personal finance products. If the information we provide on our websites is not accurate or is construed as misleading or outdated, consumers and others could lose confidence in our services and attempt to hold us liable for damages and government regulators could impose fines or penalties on us. We may be subjected to claims for defamation, negligence, fraud, deceptive practices, copyright or trademark infringement, conflicts of interest or other theories relating to the information we publish on our websites. In addition, if there are errors or omissions in information published on our websites, consumers, individually or through consumer class actions, could seek damages from us for losses incurred if they relied on incorrect information provided on our websites. These types of claims have been brought, sometimes successfully, against providers of online services as well as print publications. The scope and amount of our insurance may not adequately protect us against these types of claims.

We may face liability for, and may be subject to claims related to, inaccurate advertising content provided to us, which even if unfounded or decided in our favor may be extremely costly to defend, could require us to pay significant damages and could limit our ability to operate.

Much of the information on our websites that is provided by advertisers and collected from third parties relates to the rates, costs and features for various loan, depository, personal credit and investment products offered by financial institutions, mortgage companies, investment companies, insurance companies and others participating in the personal finance marketplace. We are exposed to the risk that some advertisers may provide us, or directly post on our websites, (i) inaccurate information about their product rates, costs and features, or (ii) rates, costs and features that are not available to all consumers. This could cause consumers to lose confidence in the information provided on our websites, causing certain advertisers to become dissatisfied with our websites, and result in lawsuits being filed against us. The scope and amount of our insurance may not adequately protect us against these types of lawsuits.

Our success depends on establishing and maintaining distribution arrangements.

Our business strategy includes the distribution of our content through the establishment of co-branded web pages with high traffic business and personal finance sections of online services and websites. Providing access to these co-branded web pages is a significant part of the value we offer to our advertisers. We compete with other Internet content providers to maintain our current relationships with other website operators and establish new relationships. In addition, as we expand our personal finance content, some of these website operators may perceive us as a competitor. As a result, they may be unwilling to promote distribution of our banking and credit content. If our distribution arrangements do not attract a sufficient number of visitors to support our current advertising model, or if we do not establish and maintain distribution arrangements on favorable economic terms, our business could be adversely affected.

We do not have exclusive relationships or long-term contracts with insurance companies, which may limit our ability to retain these insurance companies as participants in our marketplace and maintain the attractiveness of our services to consumers.

We do not have an exclusive relationship with any of the insurance companies whose insurance products are offered on our online marketplace, and thus, consumers may obtain quotes and coverage from these insurance companies without using our website. Our participating insurance companies also offer their products directly to consumers through insurance agents, mass marketing campaigns or through other traditional methods of insurance distribution. In most cases, our participating insurance companies also offer their products and services over the Internet, either directly to consumers or through one or more of our online competitors, or both. An inability to retain these insurance companies as participants in our marketplace could materially affect our revenues.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include, among others, unanticipated competition, loss of key personnel, or a significant adverse change in the business environment. We may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This could adversely impact our results of operations.

Our tax returns and positions are subject to review and audit by federal, state and local taxing authorities and adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

The federal income tax returns of Bankrate, Inc. and Holdings for 2009 are currently under audit by the Internal Revenue Service. While we do not expect any material adverse tax treatment to derive from this audit, the potential financial statement impact cannot be estimated at this time. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby negatively and adversely impacting financial condition, results of operations or cash flows.

We have expanded operations in China and may possibly expand to other international markets, in addition to our United Kingdom and Canadian operations, in which we may have limited experience.

We have developed a Bankrate website written in Chinese for the Chinese market and websites for consumers located in the United Kingdom and Canada. In the event that we expand into other international markets, we will have only limited experience in marketing and operating our products and services in those markets. Expansion into international markets requires significant management attention and financial resources, may require the attraction, retention and management of local offices or personnel, and requires us to tailor our services and information to the local market as well as to adapt to local cultures, languages, regulations and standards. Certain international markets may be slower than domestic markets in adopting the Internet as an advertising and commerce medium and so our operations in international markets may not develop at a rate that supports our level of investment. In addition, international consumers may not adopt the Internet for personal finance content at all or as quickly as U.S. consumers.

Our international operations are subject to increased risks which could harm our business, operating results and financial condition.

We face certain risks inherent in doing business internationally, including:

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing and simultaneously managing foreign operations as a result of distance, language, and cultural differences;

•	restrictions on the use of or access to the Internet;

•	longer payment cycles;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	seasonal volatility in business activity;

•	risks related to government regulation or required compliance with local laws in certain jurisdictions, including labor laws; and

•	potentially adverse tax consequences.

One or more of these factors could harm our future international operations and consequently, could harm our brand, business, operating results, and financial condition.

Fraudulent Internet transactions, consumer identity theft, security breaches and privacy concerns could hurt our revenues and reputation.

If consumers experience identity theft, data security breaches or fraud after clicking through one of our websites to apply for credit cards on the websites of credit card issuers or insurance on the websites of insurance agents or carriers, we may be exposed to liability, adverse publicity and damage to our reputation. To the extent that credit card fraud or identity theft causes a general decline in consumer confidence in financial transactions over the Internet, our revenues could decline and our reputation could be damaged. If consumers are reluctant to use our websites because of concerns over data privacy or credit card fraud, our ability to generate revenues would be impaired. Our revenues would also decline if changes in industry standards, regulations or laws deterred people from using the Internet to conduct transactions that involve the transmission of confidential information, such as applying for credit cards. In addition, if technology upgrades or other expenditures are required to prevent security breaches of our network, boost general consumer confidence in financial transactions over the Internet, or prevent credit card fraud and identity theft, we may be required to expend significant capital and other resources. Further, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms we use to protect consumers’ and customer companies’ confidential information, which could have a material adverse effect on our business.

Future government regulation of the Internet is uncertain and subject to change.

As Internet commerce continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is likely in the areas of privacy, pricing, content and quality of products and services. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business.

If we fail to detect click-through fraud or unscrupulous advertisers, we could lose the confidence of our other advertisers and all or part of their business, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our advertisements and this may result in us receiving advertising fees that are not the result of clicks generated by consumers. Click-through fraud occurs when a person clicks on an advertisement displayed on our websites in order to generate revenue to us and to increase the cost for the advertiser. If we were unable to detect this fraudulent activity and find new evidence of past fraudulent clicks, we may have to issue refunds retroactively of amounts previously paid to us. In addition, if fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks would not lead to potential revenue for the advertisers.

We are also exposed to the risk that advertisers who advertise on our website will advertise interest rates or other terms on a variety of financial products that they do not intend to honor. Such “bait and switch” activity encourages consumers to contact fraudulent advertisers over legitimate advertisers because the fraudulent advertisers claim to offer better interest rates or other terms.

Both “bait and switch” and click-through fraud would negatively affect our profitability, and could hurt our reputation and our brand. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.

Consumers are increasingly using non-PC devices to access the Internet, and our online network may not be accepted by such users.

The number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants and mobile telephones, has increased dramatically. Our online network was designed for rich, graphic environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make access of our online network through such devices difficult. If consumers find our online network difficult to access through alternative devices or our competitors develop product offerings that are better adapted to or more easily accessible through alternative devices, we may fail to capture a sufficient share of an increasingly important portion of the market for online services and may fail to attract both advertisers and Internet traffic.

We may be limited or restricted in the way we establish and maintain our online relationships by laws generally applicable to our business, or we may be required to obtain certain licenses.

State, federal and foreign lending laws and regulations generally require accurate disclosure of the critical components of credit costs so that consumers can readily compare credit terms from various lenders. In addition, these laws and regulations impose certain restrictions on the advertisement of these credit terms. The Office of the Comptroller of the Currency regulates certain credit card marketing and account management practices and prohibits deceptive acts, claims or practices in the marketing of credit cards. Because we are an aggregator of rate and other information regarding many financial products, including credit cards, we may be subject to some of these laws and regulations and we may be held liable under these laws and regulations for information contained on our website. We believe that we have structured our websites to comply with these laws and regulations as are currently in effect. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our type of business, and considering that our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with all applicable federal and state laws and regulations. Although we believe we have structured our websites to comply with these laws and regulations, we may be found to be in violation of such laws and regulations. If we are found to be in violation of any applicable laws or regulations, we could be subject to administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. If these laws and regulations are changed, or if new laws or regulations are enacted, these events could prohibit or substantially alter the content we provide on our websites. Moreover, such events could materially and adversely affect our business, results of operations and financial condition.

We are also required to obtain licenses from various states to conduct parts of our business. In the case of our Bankrate Select offering, many states require licenses to solicit, broker or make loans secured by residential mortgages and other consumer loans to residents of those states. Licenses or rights currently held by us may be revoked prior to their expiration, or we may be unable to renew such licenses. In addition, we may not be granted new licenses or rights for which we may be required to apply for from time to time in the future. Furthermore, because the licensing laws of each state change frequently and their applicability is difficult to determine, we may unknowingly operate Bankrate Select without a required license.

The telecommunications infrastructure in China, which is not as well developed as in the United States, and the high cost of Internet access, may limit the growth of our operations in China.

The telecommunications infrastructure in China is not well as developed as in the United States. Our growth in China will depend on the Chinese government and state-owned enterprises establishing and maintaining a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. The Internet infrastructure, standards, protocols and complementary products, services and facilities necessary to support the demands associated with continued growth may not be developed on a timely basis or at all by the Chinese government and state-owned enterprises. Access to the Internet or to specific websites may be restricted by the Chinese government. In addition, access to the Internet in China remains relatively expensive, and may make it less likely for users to access and transact business over the Internet.

Deterioration in general economic conditions and difficult market conditions may adversely affect the financial services industry and harm our revenue opportunities, business and financial condition.

General downward economic trends, reduced availability of commercial credit and increasing unemployment negatively impact the credit performance of commercial and consumer credit. Concerns over the stability of the financial markets and the economy have resulted, and may result in the future, in decreased lending by financial institutions to their customers and to each other. While there have been signs of recovery, these macroeconomic developments have affected and may continue to negatively affect our business and financial condition. Economic pressure on consumers and businesses and declining confidence in the financial markets would likely cause a decrease in the demand for advertising financial products and services. Additionally, advertising expenditures tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since we derive most of our revenues from selling advertising, deterioration in economic conditions could cause decreases in or delays in advertising spending and would be likely to reduce our revenue and negatively impact our short term ability to grow our revenues.

Risks Related to the Registered Notes and Participating in this Exchange Offer

Our substantial indebtedness could adversely affect our financial flexibility and prevent us from fulfilling our obligations under the Notes.

We have, and will continue to have, a significant amount of indebtedness. As of March 31, 2011, our total indebtedness was $297.5 million, comprised of the Notes in an aggregate principal amount of $300.0 million. On a pro forma basis, giving effect to the 2010 Acquisitions, the issuance of the Notes, the Recapitalization and Merger, the Initial Public Offering and the Notes Redemption as if each had occurred on January 1, 2010, our pro forma interest expense for the year ended December 31, 2010 and the three months ended March 31, 2011 was $28.0 million and $6.1 million, respectively, and our total indebtedness as of March 31, 2011 was $193.3 million. In addition, we have entered into the Credit Agreement described below. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to invest in our business at an appropriate level, thereby making it more difficult to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to other contractual and commercial commitments;

•

limit our ability to obtain additional financing amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy, or acquisitions and other purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the funds available to us for other purposes;

•

make us more vulnerable to adverse changes in general economic, industry and competitive conditions, changes in government regulation and changes in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

•	may place us at a competitive disadvantage compared to our competitors that have less debt;

•

expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates; and

•	make it more difficult to satisfy our financial obligations, including payments on the Notes.

In addition, the Indenture and the Credit Agreement each contain, and the agreements evidencing or governing other future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful or if successful, could adversely impact our business.

Our ability to make scheduled payments on or to refinance our debt obligations, including the Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. On a pro forma basis taking into account the Initial Public Offering and the anticipated use of proceeds hereof, but not giving effect to the Exchange Offer, our current debt service obligations are currently $22.9 million per year. In addition, we have entered into the Credit Agreement described below, which if drawn in the future would increase the amount of our current debt service obligations. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the Notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The Indenture and the Credit Agreement each restrict, and any of our other future debt agreements may restrict, our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct our operations through our subsidiaries, certain of which may not be guarantors of the Notes or guarantors of our other indebtedness. Accordingly, repayment of our indebtedness, including the Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are Guarantors of the Notes, our obligations from time to time under the Credit Agreement or any future indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes or under the Credit Agreement or to make funds available for such purposes. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Although the Indenture and the Credit Agreement will, and other future debt agreements may, limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are, or in the case of future debt agreements may be, subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of Notes or other future indebtedness could declare all outstanding principal and interest to be due and payable and we could be forced into bankruptcy or liquidation.

Despite restrictions in the Indenture and the Credit Agreement, we may still be able to incur additional indebtedness. This could increase the risks associated with our leverage, including the ability to service our indebtedness.

We may be able to incur additional indebtedness pursuant to the Indenture and the Credit Agreement in the future, including additional secured indebtedness. As of March 31, 2011, we were able to incur up to an additional $238 million of indebtedness, of which up to $151 million could be secured indebtedness, under the Indenture. Although covenants under the Indenture and the Credit Agreement will limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. The Indenture and the Credit Agreement also allow us to incur certain additional secured debt and allow our foreign restricted subsidiaries and our future unrestricted subsidiaries to incur additional debt, which would be structurally senior to the outstanding notes. In addition, the Indenture and the Credit Agreement do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with substantial additional indebtedness described above, including our possible inability to service our debt, will increase.

Not all of our subsidiaries are Guarantors and therefore the notes will be structurally subordinated in right of payment to the indebtedness and other liabilities of our existing and future subsidiaries that do not guarantee the notes. Your right to receive payments on the notes could be adversely affected if any of these non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

The notes and guarantees will be structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes (i.e., foreign restricted subsidiaries, any future unrestricted subsidiaries and immaterial subsidiaries) and would be required to be paid before the holders of the notes have a claim, if any, against those subsidiaries and their assets. Therefore, if there was a dissolution, bankruptcy, liquidation or reorganization of any such subsidiary, the holders of notes would not receive any amounts with respect to the notes from the assets of such subsidiary until after the payment in full of the claims of creditors, including trade creditors and preferred shareholders, of such subsidiary.

We conduct a significant portion of our business operations through our subsidiaries. Our ability to meet our obligations under our debt, in part, depends on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or advance or repay funds to us. The ability of these subsidiaries to make dividend payments to us will be affected by, among other factors, the obligations of these entities to their creditors, requirements of corporate and other law, and restrictions contained in agreements entered into by or relating to these entities. In addition, our foreign subsidiaries may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us and other limits.

There may not be sufficient collateral to pay all or any of the notes.

The notes will be secured on a first-priority basis, subject to certain exceptions and certain permitted liens, by liens on substantially all of our and the Guarantors’ assets. No appraisal of the value of the collateral has been made in connection with this exchange offer and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. The collateral does not include contracts, agreements, licenses and other rights that by their express terms prohibit the assignment thereof or the grant of a security interest therein. Some of these may be material to us and such exclusion could have a material adverse effect on the value of the collateral. Consequently, liquidating the collateral securing the notes may not result in proceeds in an amount sufficient to pay any amounts due on the notes.

Under the terms of the security documents, the proceeds of any collection, sale, disposition or other realization of collateral received in connection with the exercise of remedies (including distributions of cash, securities or other property on account of the value of the collateral in a bankruptcy, insolvency, reorganization or similar proceedings) may be applied first to repay amounts due, including interest, to senior secured creditors with rights senior to those of the holders of notes (e.g., lenders under credit facilities providing for up to $30.0 million in aggregate principal amount of credit extensions), before the holders of notes receive any proceeds. As a result, the claims of holders of notes to such proceeds will rank behind the claims of such senior secured creditors.

The fair market value of the collateral securing the notes is subject to fluctuations based on factors that include, among others, the condition of the markets for the collateral, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of this collateral will be sufficient to pay our obligations under the notes.

If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral securing such notes) would have only an unsecured, unsubordinated claim against our and the Guarantors’ remaining assets.

The collateral securing the notes may be diluted under certain circumstances.

The terms of the Indenture permit (without satisfying any debt to collateral value ratio condition) the incurrence of additional debt that may be secured on a pari passu basis with the notes. As a result, in addition to securing the Tranche A Revolving Credit Facility and upon effectiveness of certain conditions, the Tranche B Revolving Credit Facility, the collateral may also secure additional senior indebtedness, including additional notes that we incur in the future, subject to restrictions on our ability to incur debt and liens under the Indenture and have the effect of diluting the security interest of the collateral that secures the notes. Your rights to the collateral would be diluted by any increase in the indebtedness secured by the collateral.

The capital stock and other securities of our subsidiaries that will secure the notes will automatically be released from the lien on them and no longer constitute collateral when the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

The notes and the guarantees will be secured by a pledge of the stock of all or our and the Guarantors’ direct subsidiaries, subject to certain exceptions. Under the SEC regulations in effect as of the issue date of the notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. However, the Indenture and the collateral documents provide that any capital stock and other securities of our subsidiaries will be excluded from the collateral to the extent that the pledge of such capital stock or other securities to secure the notes would cause such companies to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time or as replaced by any similar rule or regulation).

As a result, holders of the notes could lose the benefit of a portion or all of the security interest securing the notes in the capital stock or other securities of those subsidiaries. It may be more difficult, costly and time-consuming for the collateral agent to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. See the section entitled “Description of the Registered Notes.”

The value of the collateral securing the notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of notes will only be entitled to post-petition interest under Title 11 of the United States Bankruptcy Code, as amended (the “Bankruptcy Code”), to the extent that the value of the security interest securing the notes in the collateral is greater than their pre-bankruptcy claim. Holders of notes that have a security interest in the collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the Bankruptcy Code. No appraisal of the fair market value of the collateral has been prepared in connection with this exchange offer and we therefore cannot assure you that the value of the holders’ interest in the collateral equals or exceeds the principal amount of other amounts that may be due on the notes.

In the event of our bankruptcy, the ability of the collateral agent to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of the collateral agent to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable federal bankruptcy laws, upon the commencement of a bankruptcy case, an automatic stay goes into effect which, among other things, stays:

•

the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the bankruptcy case to recover a claim against the debtor that arose before the commencement of the bankruptcy case;

•	any act to obtain possession of, or control over, property of the bankruptcy estate or the debtor;

•	any act to create, perfect or enforce any lien against property of the bankruptcy estate; and

•	any act to collect or recover a claim against the debtor that arose before the commencement of the bankruptcy case.

Thus, upon the commencement of a bankruptcy case, secured creditors are prohibited from, among other things, repossessing their collateral from a debtor, or from disposing of such collateral repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to use, sell or lease collateral in the ordinary course of its business even though the debtor is in default under the applicable debt instruments. Upon request from a secured creditor, a bankruptcy court will prohibit or condition such use, sale or lease of collateral as is necessary to provide “adequate protection” of the secured creditor’s interest in the collateral. The meaning of the term “adequate protection” may vary according to the circumstances, but is intended generally to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines any diminution in the value of the collateral occurs as a result of the debtor’s use, sale or lease of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of and during a bankruptcy case, whether or when the trustee or collateral agent under the Indenture for the notes could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value as a result of the use, sale or lease of their collateral through the requirement of “adequate protection.” A creditor may seek relief from the stay from a bankruptcy court to take any of the acts described above that would otherwise be prohibited by the automatic stay. Bankruptcy courts have broad discretionary powers in determining whether to grant a creditor relief from the stay.

Additionally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to void an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if we became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor’s ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that we become subject to a U.S. bankruptcy proceeding.

In the event of a bankruptcy of us or any of the Guarantors, holders of notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the collateral securing the notes.

In any bankruptcy proceeding with respect to us or any of the Guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by a bankruptcy court that the notes are under-secured, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. In such event, the secured claims of the holders of notes would be limited to the value of the collateral.

Other consequences of a finding that the notes are under-secured would be, among other things, a lack of entitlement on the part of the notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under the Bankruptcy Code. In addition, if any payments of post-petition interest had been made at the time of such a finding that the notes are under-secured, those payments could be recharacterized by a bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes.

The collateral is subject to casualty risks.

Although we maintain insurance policies to insure against losses, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses in the event of a catastrophic loss. We cannot assure you that any insurance proceeds received by us upon the total or partial loss of the pledged collateral will be sufficient to satisfy all of our secured obligations, including the notes.

Rights of holders of notes in the collateral may be adversely affected by the failure to create or perfect security interests in certain collateral on a timely basis, and a failure to create or perfect such security interests on a timely basis or at all may result in a default under the Indenture.

We have agreed to secure the notes and the guarantees by granting first-priority liens, subject to permitted liens, on substantially all (other than certain excluded assets) of our and the Guarantors’ assets, and to take other steps to assist in perfecting the security interests granted in the collateral. See the section entitled “Description of the Registered Notes — Collateral and Security Documents.”

Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the notes against third parties. A failure to monitor such acquisition and take necessary action may result in the loss of the effectiveness of the grant of the security interest therein or the priority of the security interest in favor of the notes against third parties.

In addition, the security interest of the collateral agent for the notes will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of third parties and make additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders of the notes will not be entitled to the collateral or any recovery with respect to the collateral. The collateral agent may not be able to obtain any such consent. Further, the consents of any third parties may not be given when required to facilitate a foreclosure on such collateral. Accordingly, the collateral agent may not have the ability to foreclose upon those assets, and the value of the collateral may significantly decrease. We are also not required to obtain third party consents in certain categories of collateral.

Additionally, a failure, for any reason that is not permitted or contemplated under the security documents relating to the collateral that will secure the notes, to perfect the security interests in the properties and assets included in the collateral securing the notes may result in a default under the Indenture.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and note guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including:

•	in whole or in part, as applicable, with respect to collateral which has been taken by eminent domain, condemnation or other similar circumstances;

•	in part, upon a sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture;

•	in part, with respect to collateral held by a guarantor, upon the release of such guarantor from its note guarantee;

•	in whole upon satisfaction and discharge of the Indenture as described in the section entitled “Description of the Registered Notes — Satisfaction and Discharge”;

•

in whole upon a legal defeasance or covenant defeasance of the applicable Indentures as described in the section entitled “Description of the Registered Notes — Legal Defeasance and Covenant Defeasance”;

•	in part with the consent of holders holding at least a majority in aggregate principal amount of the their outstanding notes; or

•	in whole or substantially whole, with the consent of holders holding 75% in aggregate principal amount of the then outstanding notes.

In addition, the note guarantee of a guarantor will be automatically released in connection with a sale of such guarantor in a transaction permitted under the Indenture.

The Indenture also permits us to designate one or more of our restricted subsidiaries, whether or not such subsidiary is a guarantor of the notes, as an unrestricted subsidiary. If we designate a restricted subsidiary that is a guarantor as an unrestricted subsidiary for purposes of the Indenture, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the Indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim relative to the notes on the assets of such unrestricted subsidiary and its subsidiaries.

We will in most cases have control over the collateral.

The security documents generally allow us and the Guarantors to remain in possession of, retain exclusive control over, to operate, and to collect, invest and dispose of any income from, the collateral. These rights may adversely affect the value of the collateral at any time.

Any future pledge of collateral in favor of the holders of notes might be voidable in bankruptcy.

Any future pledge of collateral in favor of the holders of notes, including pursuant to security documents delivered after the date of the Indenture, might be voidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, under the Bankruptcy Code, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced with 90 days following the pledge, or, in certain circumstances, a longer period.

Federal and state fraudulent transfer laws may permit a court to void the notes, the note guarantees and/or the grant of collateral and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of such notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or the note guarantees thereof (or the grant of collateral securing such obligations) could be voided as a fraudulent transfer or conveyance if we or any of the Guarantors, as applicable, (a) issued the notes or incurred the note guarantees with the intent of hindering, delaying or defrauding creditors, or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the note guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the Guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the note guarantees;

•	the issuance of the notes or the incurrence of the note guarantees left us or any of the Guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the Guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the Guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its note guarantee to the extent such guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the Guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the note guarantees would be subordinated to our or any of our Guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes, the incurrence of a note guarantee or the grant of security was a fraudulent transfer or conveyance, a court could void the payment obligations under the notes or such note guarantee or void the grand of collateral or subordinate the notes or such note guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of notes to repay any amounts received with respect to such note guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes or payment on a note guarantee, as applicable. Further, the avoidance of the notes or a note guarantee could result in an event of default with respect to our and our subsidiaries’ other debt, which could result in an acceleration of such debt.

Finally, as a court of equity, a bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination, if a court determines that: (i) the holder of notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

We may be unable to repurchase the notes upon a change of control or asset sale.

Upon the occurrence of specified kinds of change of control events, the issuer will be required to offer to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of repurchase. Similarly, under certain circumstances, we may be required to use the net cash proceeds thereof to make an offer to repurchase notes at a price equal to 100% of the principal amount of such notes, together with accrued and unpaid interest, if any, to the date of repurchase, if we make certain asset sales.

However, it is possible that we will not have sufficient funds when required under the Indenture to make the required repurchase of the notes. If we fail to repurchase notes in that circumstance, we will be in default under the Indenture. If we are required to repurchase a significant portion of the notes, we may require third-party financing. We cannot be sure that we would be able to obtain third-party financing on acceptable terms, or at all.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all of a portion of the notes held by such holder may be impaired.

Future credit facilities having lien priority over the collateral securing the notes may provide that certain change of control events with respect to us would constitute a default thereunder. If we do not obtain a waiver of such default or refinance such credit facilities, such default could result in amounts outstanding under any such credit facilities being declared due and payable and thereby limit the practical benefits of a change of control offer for the notes because of the superior liens that will secure such credit facilities. In such case, our failure to purchase tendered notes would constitute an event of default under the Indenture. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources.

There is no guarantee that an active trading market for the notes will develop. You may not be able to sell the notes readily or at all or at or above the price that you paid.

We do not intend to apply for the notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. You may not be able to sell your notes at a particular time or at favorable prices. As a result, we cannot assure you as to the liquidity of any trading market for the notes or as to whether any market will develop or be maintained. Accordingly, you may be required to bear the financial risk of your investment in the notes indefinitely. If a trading market were to develop, future trading prices of the notes may be volatile and will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for them;

•	the market for similar securities; and

•	general economic and market conditions.

The market for non-investment grade debt historically has been subject to significant disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the registered notes, if any, may be subject to similar disruptions that could adversely affect their value and your ability to sell the registered notes. In addition, subsequent to their initial issuance, the registered notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

The Apax VII Funds controls a significant interest in us and its interests may conflict with or differ from your interests as a stockholder.

We are a majority-owned subsidiary of Ben Holding S.à r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), and Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (the “Apax Europe VII Funds” and, together, with Apax US VII Fund, the “Apax VII Funds”). Apax Partners, L.P. is the advisor to Apax US VII Fund. Apax Partners LLP is the advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds. We refer to Apax Partners, L.P., Apax Partners LLP, and Apax Partners Europe Managers Limited, as “Apax Partners.”

Ben Holding S.à r.l., which is beneficially owned by the Apax VII Funds, which are advised by Apax Partners, currently owns approximately 67.9% of our common stock. Pursuant to lock-up arrangements entered into in connection with the Initial Public Offering, Ben Holding S.à r.l. will not be able to sell any of these shares for at least 180 days following the Initial Public Offering, subject to certain exceptions. As a result of its ownership, Apax VII Funds have the power, and pursuant to the stockholders agreement, their majority-owned subsidiary Ben Holding S.à r.l. will have the contractual right, to elect a majority of our directors. Accordingly, Apax VII Funds will have the ability to prevent any transaction that requires the approval of our board of directors or our stockholders, including the approval of significant corporate transactions such as business combinations.

In addition, following a reduction of the equity owned by Apax VII Funds to below 50% of our outstanding common stock, Apax VII Funds, through Ben Holding S.à r.l., will retain the right to designate a certain number of Apax Partners designees for our board of directors until Apax VII Funds’ ownership percentage falls below 5%. Thus, even after selling a portion of its interests in us, Apax VII Funds will continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

The interests of Apax VII Funds could conflict with or differ from your interests as a holder of notes. For example, the concentration of ownership held by Apax VII Funds could delay, defer or prevent a change of control of the Company or impede a merger, takeover or other business combination that you as a stockholder may otherwise support. Additionally, Apax Partners is in the business of advising on investments in companies Apax VII Funds hold, and they or other funds advised by Apax Partners may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. They may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Further, Apax Partners and Apax VII Funds, realized substantial benefits from the sale of their shares in the Initial Public Offering. A sale of a substantial number of shares of stock in the future by funds advised by Apax Partners could cause our stock price to decline.

Our amended and restated certificate of incorporation contains provisions renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation provides that, for so long as Apax VII Funds have the right to designate one of our director nominees, none of Apax VII Funds, the directors nominated by Apax VII Funds, Apax VII Funds’ affiliates and subsidiaries, nor any of their managers, officers, directors, agents, stockholders, members or partners will have any duty to tell us about or offer to us any business opportunity, even if it is the same business or similar business activities or lines of business in which we operate. The amended and restated certificate of incorporation also provides that none of Apax VII Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities. For instance, a director of the Company who also serves as a director, officer or employee of Apax VII Funds or any of its subsidiaries or affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisitions or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are pursued by Apax VII Funds or its subsidiaries or affiliates instead of by us.

The notes may be deemed to have original issue discount under U.S. bankruptcy laws since they were issued at a discount and, as a result, the filing of a bankruptcy petition against us may limit your recovery under the notes.

Under U.S. federal bankruptcy laws, the notes may be deemed to have original issue discount (“OID”) since they were issued at a discount. If the notes are issued with OID and a bankruptcy petition were filed by or against us under applicable U.S. federal bankruptcy laws, the issuance of the notes and the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price of the notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the applicable U.S. federal bankruptcy laws.

Any OID that was not amortized as of the date of the bankruptcy filing may constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they may be entitled to under the terms of the Indenture, even if sufficient funds are available.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and there can be no assurances that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital, which could have a material adverse impact on our financial condition and results of operations.

You may not receive the registered notes in the exchange offer if the exchange offer procedures are not properly followed.

We will issue the registered notes in exchange for your outstanding notes only if you properly tender the outstanding notes before expiration of the exchange offer. Neither we nor the exchange agent are under any duty to give notification of defects or irregularities with respect to the tenders of the outstanding notes for exchange. If you are the beneficial holder of outstanding notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such notes in the exchange offer, you should promptly contact the person through whom your outstanding notes are held and instruct that person to tender on your behalf.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the registered notes may be deemed to be underwriting compensation under the Securities Act.

Any broker-dealer that acquires registered notes in the exchange offer for its own account in exchange for outstanding notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the registered notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

Risks Related to Not Participating in this Exchange Offer

If you do not exchange your outstanding notes, they may be difficult to resell.

It may be difficult for you to sell outstanding notes that are not exchanged in the exchange offer, since any outstanding notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the outstanding notes. These restrictions on transfer exist because we issued the outstanding notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the outstanding notes that are not exchanged for registered notes will remain restricted securities. Accordingly, those outstanding notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	the willingness of our advertisers to advertise on our websites;

•	increased competition and its effect on our website traffic, advertising rates, margins, and market share;

•	our dependence on internet search engines to attract a significant portion of the visitors to our websites;

•	interest rate volatility;

•	technological changes;

•	our ability to manage traffic on our websites and service interruptions;

•	our ability to maintain and develop our brands and content;

•	the fluctuations of our results of operations from period to period;

•	our indebtedness and the effect such indebtedness may have on our business;

•	our need and our ability to incur additional debt or equity financing;

•	our ability to integrate the business and operations of companies that we have acquired, and those we may acquire in the future;

•	the effect of unexpected liabilities we assume from our acquisitions;

•	our ability to attract and retain executive officers and personnel;

•	the impact of resolution of lawsuits to which we are a party;

•	our ability to protect our intellectual property;

•	the effects of facing liability for content on our websites;

•	our ability to establish and maintain distribution arrangements;

•	our ability to maintain good working relationships with our customers and third-party providers and to continue to attract new customers;

•	the effect of our expansion of operations in China and possibly expansion to other international markets, in which we may have limited experience;

•	the willingness of consumers to accept the Internet and our online network as a medium for obtaining financial product information;

•	the strength of the U.S. economy in general;

•	changes in monetary and fiscal policies of the U.S. Government;

•	changes in consumer spending and saving habits;

•	changes in the legal and regulatory environment;

•	changes in accounting principles, policies, practices or guidelines;

•	other risks referenced in the section of this prospectus entitled “Risk Factors”; and

•	our ability to manage the risks involved in the foregoing.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the registered notes under the exchange offer. In consideration for issuing the registered notes in exchange for outstanding notes as described in this prospectus, we will receive outstanding notes of equal principal amount. The outstanding notes surrendered in exchange for the registered notes will be retired and cancelled.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Until such date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Pursuant to the registration rights agreement, we have agreed to pay all expenses incident to this exchange offer and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of March 31, 2011 (i) on an actual basis and (ii) on an as adjusted basis, giving effect to (1) The Merger, (2) the issuance of shares of common stock by us in the Initial Public Offering, after deducting underwriting discounts and estimated offering expenses, and (3) payment of expenses in connection with the Exchange Offer. This table should be read in conjunction with the audited consolidated financial statements, unaudited condensed consolidated financial statements, and the related notes, included elsewhere in this prospectus and “Use of Proceeds,” “Summary Historical and Pro Forma Financial Data,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2011
($ in thousands)	Actual	As Adjusted
	(unaudited)	(unaudited)
Cash and cash equivalents	$36,345	$44,014

Debt:
Notes(1)	297,523	193,345

Total debt	297,523	193,345

Stockholders’ equity	629,516	741,006

Total capitalization	$927,039	$934,351

(1)	Includes unamortized original discount of $2,477 (actual) and $1,655 (as adjusted).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from our historical financial statements included elsewhere in this prospectus, as adjusted to give effect to the 2010 Acquisitions, the issuance of the Notes on July 13, 2010, the Recapitalization and Merger, the Initial Public Offering and the Notes Redemption.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 and the three months ended March 31, 2011 give effect to the 2010 Acquisitions, the issuance of the Notes, the Transactions and the Notes Redemption as if each had occurred on January 1, 2010. We adjusted our historical consolidated balance sheet at March 31, 2011 to reflect the Transactions and the Notes Redemption, including (1) the issuance of 12,500,000 shares of our common stock at an initial public offering price of $ 15.00 per share, net of estimated expenses, (2) the use of proceeds from the Initial Public Offering to redeem $105 million aggregate principal amount of the notes, (3) and payment of expenses in connection with the Exchange Offer as if these events had occurred on March 31, 2011.

The unaudited pro forma condensed consolidated financial statements are based on certain assumptions which we believe to be reasonable, and will have a continuing impact on us. The pro forma adjustments are described in the sections entitled “— Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations” and “— Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.”

The pro forma adjustments related to the 2010 Acquisitions are preliminary and are based on information obtained to date during the measurement period by management. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Revisions to the preliminary purchase price allocation of the acquisitions may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, operating expense and costs, depreciation and amortization and income tax expense.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the pro forma adjustments actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the sections entitled “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and related notes thereto, the historical consolidated financial statements and related notes thereto of NetQuote Holdings and the historical consolidated financial statements and related notes thereto of CreditCards, included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of March 31, 2011

($ in thousands)	As of March 31, 2011	Pro forma Adjustments		Pro forma
Assets:
Cash and cash equivalents	$36,345	$7,669	(a)	$44,014
Accounts receivable, net of allowance for doubtful accounts	55,179	—		55,179
Deferred income taxes	16,326	—		16,326
Prepaid expenses and other current assets	6,160	733	(b)	6,893

Total current assets	114,010	8,402		122,412

Furniture, fixtures and equipment, net of accumulated depreciation	7,694	—		7,694
Intangible assets, net of accumulated amortization	356,164	—		356,164
Goodwill	573,587	—		573,587
Other assets	13,028	(3,625	)(c)	9,403

Total assets	$1,064,483	$4,777		$1,069,260

Liabilities:
Accounts payable	$10,617	$—		$10,617
Accrued expenses	25,165	—		25,165
Acquisition related payable	238	—		238
Deferred revenue and customer deposits	4,080	—		4,080
Payable to dissenting stockholders	—	—		—
Accrued interest	7,385	(2,535	)(d)	4,850
Other current liabilities	1,062	—		1,062

Total current liabilities	48,547	(2,535)		46,012

Deferred income taxes	83,547	—		83,547
Senior secured notes, net of unamortized discount	297,523	(104,178	)(e)	193,345
Other liabilities	5,350	—		5,350

Total liabilities	434,967	(106,713)		328,254

Commitments and contingencies:
Preferred stock	2	(2	)(f)	—
Additional paid in capital, preferred stock	244,704	(244,704	)(f)	—
Common stock	874	125	(f)	999
Additional paid in capital, common stock	409,376	411,485	(f)	820,861
Accumulated deficit	(24,907)	(55,414	)(f)	(80,321)
Accumulated other comprehensive loss	(533)	—		(533)

Total stockholders’ equity	629,516	111,490	(f)	741,006

Total liabilities and stockholders’ equity	$1,064,483	$4,777		$1,069,260

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Represents the adjustment to cash and cash equivalents for sources and uses of funds from the Initial Public Offering in addition to the effects of the Merger as summarized below:

	Effect of Merger	Effect of Initial Public Offering	Effect of Notes Redemption	Effect of Exchange Offer	Total
Cash from Holdings	$875	$—	$—	$—	$875
Net proceeds from the Initial Public Offering, net of expenses(1)	—	127,452	—	—	127,452
Use of proceeds to effect Notes Redemption	—	—	(117,338)	—	(117,338)
Use of cash to pay accrued but unpaid interest	—	—	(2,535)	—	(2,535)
Use of cash to pay Exchange Offer expenses	—	—	—	(785)	(785)

Pro forma adjustment	$875	$127,452	$(119,873)	$(785)	$7,669

(b)	Reflects the impact of the Merger. The adjustment primarily reflects additional prepaid income taxes.
(c)	Reflects the elimination of the portion of deferred financing costs related to the Notes Redemption.
(d)	Reflects the payment of accrued but unpaid interest on the Notes Redemption.
(e)	Reflects the Notes Redemption at book value.
(f)	Reflects the impact of the Merger, the Initial Public Offering and the Notes Redemption:

	Effect of Merger	Effect of Initial Public Offering	Effect of Notes Redemption	Effect of Exchange Offer	Total
Contribution of cash and prepaids from Holdings from Merger	$1,608	$—	$—	$—	$1,608
Impact of costs of Recapitalization and Merger, Initial Public Offering, Notes Redemption and Exchange Offer(1)	—	(37,844)	(16,785)	(785)	(55,414)
Issuance of common stock in the Initial Public Offering, net of underwriting fees	—	165,296	—	—	165,296

Pro forma adjustment	$1,608	$127,452	$(16,785)	(785)	$111,490

(1)	Costs included in the impact of costs do not include the impact of de minimis expenses related to the Merger and Recapitalization of approximately $155,000.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For Fiscal Year Ended December 31, 2010

	Bankrate	NetQuote Holdings	CreditCards
($ in thousands, except per share data)	Year ended December 31, 2010	Period from January 1, 2010 to July 13, 2010	Period from January 1, 2010 to August 6, 2010	Pro forma adjustments related to the 2010 Acquisitions and the issuance of Notes(g)		Subtotal	Pro forma adjustments related to the Recapitalization and Merger, the Initial Public Offering and the Notes Redemption(n)		Pro forma
Revenue	$220,598	$58,541	$25,607	$(3,859	)(h)	$300,887	$—		$300,887
Cost of revenue	85,326	31,799	1,397	(3,859	)(h)	114,663	—		114,663

Gross margin	135,272	26,742	24,210	—		186,224	—		186,224

Operating expenses:
Sales	8,624	1,859	409	—		10,892	—		10,892
Marketing	23,672	7,848	7,851	—		39,371	—		39,371
Product development	8,722	2,220	757	—		11,699	—		11,699
General and administrative	22,982	4,677	3,620	—		31,279	9		31,288
Stock based compensation	—	544	384	(928	)(i)	—	—		—
Acquisition related expenses and related party fees	17,390	7,731	4,605	(22,345	)(j)	7,381	(7,233	)(o)	148
Restructuring charges	3,288	—	280	—		3,568	—		3,568
Legal settlements, net	1,646	(151)	—	—		1,495	—		1,495
Depreciation and amortization	35,226	4,148	2,254	3,579	(k)	45,207	—		45,207

	121,550	28,876	20,160	(19,694)		150,892	(7,224)		143,668

Income from operations	13,722	(2,134)	4,050	19,694		35,332	7,224		42,556
Other expense	(306)	—	—	—		(306)	—		(306)
Interest income (expense), net	(38,711)	(1,949)	(3,169)	2,775	(l)	(41,054)	13,100	(p)	(27,954)

Income (loss) before income taxes	(25,295)	(4,083)	881	22,469		(6,028)	20,324		14,296
Income tax expense (benefit)	(3,768)	(232)	223	5,137	(m)	1,360	7,723	(q)	9,083

Net income (loss)	$(21,527)	$(3,851)	$658	$17,332		$(7,388)	$12,601		$5,213

Accumulated preferred dividend	(17,404)	—	—	—		(17,404)	17,404	(r)	—

Net income (loss) attributable to common stockholders	$(38,931)	$(3,851)	$658	$17,332		$(24,792)	$30,005		$5,213

Net income (loss) attributable to common stockholders per share:
Basic	$(0.70)								$0.05
Diluted	(0.70)								0.05
Weighted average number of common shares outstanding:(s)
Basic	55,933,608								96,128,697
Diluted	55,933,608								96,128,697

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For Three Months Ended March 31, 2011

($ in thousands, except per share data)	Three months ended March 31, 2011	Pro forma adjustments related to the 2010 Acquisitions and the issuance of Notes(g)		Subtotal	Pro forma adjustments related to the Recapitalization and Merger, the Initial Public Offering and the Notes Redemption(n)		Pro forma
Revenue	$99,078	$—		$99,078	$—		$99,078
Cost of revenue	37,949	—		37,949	—		37,949

Gross margin	61,129	—		61,129	—		61,129

Operating expenses:
Sales	2,951	—		2,951	—		2,951
Marketing	16,073	—		16,073	—		16,073
Product development	3,387	—		3,387	—		3,387
General and administrative	7,842	—		7,842	—		7,842
Stock based compensation	—	—		—	—		—
Acquisition related expenses and related party fees	1,473	—		1,473	(481	)(o)	992
Restructuring charges	—	—		—	—		—
Legal settlements	—	—		—	—		—
Depreciation and amortization	10,846	—		10,846	—		10,846

	42,572	—		42,572	(481)		42,091

Income from operations	18,557	—		18,557	481		19,038
Other income (expense), net	—	—		—	—		—
Interest income (expense), net	(9,397)	(6	)(l)	(9,403)	3,291	(p)	(6,112)

Income (loss) before income taxes	9,160	(6)		9,154	3,772		12,926
Income tax expense (benefit)	4,099	(2	)(m)	4,097	1,433	(q)	5,530

Net income (loss)	$5,061	$(4)		$5,057	$2,339		$7,396

Accumulated preferred dividend	(9,268)	—		(9,268)	9,268	(r)	—

Net loss attributable to common stockholders	$(4,207)	$(4)		$(4,211)	$11,607		$7,396

Net income (loss) attributable to common stockholders per share:
Basic	$(0.05)						$0.08
Diluted	(0.05)						0.08
Weighted average number of common shares outstanding:(s)
Basic	87,379,865						96,128,697
Diluted	87,379,865						96,128,697

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(g)	The following pro forma adjustments reflect the impact of the 2010 Acquisitions as well as the Notes offering.
(h)	Reflects the elimination of historical revenues and cost of sales for transactions between Bankrate, NetQuote Holdings and CreditCards.
(i)	Reflects the elimination of non-cash stock based compensation expense for programs which were eliminated upon completion of the 2010 Acquisitions. As a result of the termination of the stock compensation programs at the dates of acquisition.

(j)	Reflects the elimination of (i) transaction related expenses related to the 2010 Acquisitions and the debt offering as well as (ii) historical management fees paid by CreditCards to its former owner prior to the acquisition by Bankrate.

($ in thousands)
Eliminate Bankrate transaction related costs	$(10,009)
Eliminate NetQuote transaction related costs	(7,731)
Eliminate CreditCards transaction related costs	(4,200)
Eliminate CreditCards management fees	(405)

Pro forma adjustment	$(22,345)

(k)	Estimates the impact on depreciation and amortization expense for NetQuote Holdings and CreditCards as if purchase accounting was applied as of January 1, 2010. Reference is made to Note 11 of the audited consolidated financial statements included elsewhere in this prospectus for the preliminary allocations of purchase consideration for each acquisition.

($ in thousands)
Eliminate existing depreciation and amortization expense:
NetQuote Holdings, Inc.	$(4,148)
CreditCards.com, Inc.	(2,254)
Pro forma depreciation and amortization expense(1):
NetQuote Holdings, Inc.	5,748
CreditCards.com, Inc.	4,233

Pro forma adjustment	$3,579

(1)	Furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets which range from three to five years. Intangible assets are depreciated on a straight-line basis over the estimated useful lives of the assets. The weighted average amortization periods for trade names and domain names, customer relationships, and developed technologies are 17.5 years, 8.25 years, and 3.0 years, respectively.

(l)	To eliminate the historical interest expense, net, and to record estimated interest expense, estimated amortization of bond original issue discount and estimated amortization of deferred financing fees related to the Notes offered on July 13, 2010 as if they had been offered on January 1, 2010.

($ in thousands)	Year ended December 31, 2010	Three months ended March 31, 2011
Eliminate historical interest expense and amortization of deferred financing fees:
Bankrate(1)	$(35,083)	$(9,397)
NetQuote Holdings	(1,949)	—
CreditCards	(3,169)	—
Interest expense(2)	35,250	8,813
Amortization of bond original issue discount(2)	420	114
Amortization of deferred financing fees(2)	1,756	476

Pro forma adjustment	$(2,775)	$6

(1)	Excludes interest expense related to the payable to dissenting stockholders of $3.6 million for the year ended December 31, 2010.
(2)	The effective interest rate used to calculate the interest expense on the Notes and related amortization was 13.06%

(m)	Reflects the tax effect of the pro forma adjustments at the estimated statutory rates. Estimated statutory rates used for Bankrate, NetQuote and CreditCards were 38.0%, 39.5% and 37.2%, respectively. For the adjustments to eliminate transaction expenses in (j), we have estimated the non-deductible portion of those expenses including the impact of any uncertain tax position reserve resulting in effective tax rates of 16.2% and 22.9% for Bankrate and NetQuote, respectively.
(n)	The following pro forma adjustments reflect the impact of the Notes Redemption, termination of the Material Event Investment Advisory Agreement and the Initial Public Offering. The unaudited pro forma financial data does not give effect to the redemption premium of $12.3 million, the write-off of deferred financing charges of $3.8 million, or the acceleration of the discount of $0.8 million related to the Notes Redemption, the fees related to the Material Event Investment Advisory Agreement of $37.8 million or the expenses of the Exchange Offer, which we estimate to be $785,000. The cost and fee amounts described in the footnotes related to the redemption premium, write-off of deferred financing charges, acceleration of discount, the Recapitalization and Merger, the Material Event Investment Advisory Agreement and related arrangements, and the Exchange Offer will be recognized in the Company’s statement of operations, the total amount of which is estimated to be $55.6 million.
(o)	Reflects the elimination of historical advisory fees paid by Bankrate under or in connection with the Material Event Investment Advisory Agreement in connection with the Initial Public Offering.
(p)	Estimates the impact on interest expense and amortization of deferred financing fees as if the redemption of notes occurred on January 1, 2010.

($ in thousands)	Year ended December 31, 2010	Three months ended March 31, 2011
Interest expense	$(12,338)	$(3,084)
Amortization of bond original issue discount	(147)	(40)
Amortization of deferred financing fees	(615)	(167)

Pro forma adjustment	$(13,100)	$(3,291)

(q)	Reflects the tax effect of the pro forma adjustments at the estimated Bankrate statutory rate of 38.0%.
(r)	Reflects the impact of elimination of historical preferred stock.
(s)	Pro forma weighted average number of common shares outstanding was calculated to include only those common shares whose proceeds from the Initial Public Offering were used for the Notes Redemption, which includes a pro rata portion of underwriting expenses and commissions and Initial Public Offering expenses related to such shares and does not include common shares whose proceeds from the Initial Public Offering are to be used for general corporate purposes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of Bankrate, Inc.

The following table presents our selected historical consolidated financial data. The selected historical financial data as of and for each of the periods ended December 31, 2009 and 2010 and statement of operations and cash flow data for the year ended December 31, 2008 and the period ended August 24, 2009 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. As a result of the Bankrate Acquisition, our financial results were separately presented in our financial statements for the “Predecessor” entity for periods prior to the acquisition date of August 25, 2009 and for the “Successor” entity for periods after the acquisition date of August 25, 2009. The selected historical financial data as of and for each of the periods ended December 31, 2006 and 2007 and balance sheet data for December 31, 2008 and August 24, 2009 have been derived from our audited consolidated financial statement, not included in this prospectus.

The selected historical financial data as of and for the three months ended March 31, 2010 and 2011 have been derived from our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus. The operating results for the three months ended March 31, 2010 and 2011 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

The information set forth below should be read in conjunction with our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor				Successor
(in thousands, except shares and per share data)	Year ended December 31, 2006(1)	Year ended December 31, 2007(2)	Year ended December 31, 2008(3)	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010(4)	Three months ended March 31, 2010(5)	Three months ended March 31, 2011(6)
							(unaudited)	(unaudited)
Statement of Income Data:
Revenue	$79,650	$95,592	$166,855	$87,646	$43,837	$220,598	$34,460	$99,078
Cost of revenue, excluding stock based compensation	23,722	23,704	64,132	35,333	18,669	85,326	14,184	37,949
Stock based compensation — cost of revenue	1,225	2,143	1,963	2,958	—	—	—

Gross margin	54,703	69,745	100,760	49,355	25,168	135,272	20,276	61,129

Operating expenses:
Sales	4,393	5,050	6,891	4,566	2,555	8,624	1,994	2,951
Marketing	4,836	7,845	12,437	5,958	3,629	23,672	2,654	16,073
Product development	3,147	3,853	6,067	4,336	2,546	8,722	1,821	3,387
General and administrative	15,472	13,554	19,242	10,919	5,905	22,982	4,561	7,842
Stock based compensation	7,499	9,066	11,454	19,556	—	—	—	—
Acquisition related expenses and related party fees	—	—	—	34,562	2,419	17,390	959	1,473
Restructuring charges	—	—	—	—	—	3,288	660	—
Impairment charges	—	—	2,433	—	—	—	—	—
Legal settlements	3,000	—	—	—	—	1,646	—	—
Depreciation and amortization	2,402	2,731	9,134	8,294	9,789	35,226	7,019	10,846

	40,749	42,099	67,658	88,191	26,843	121,550	19,668	42,572

Income (loss) from operations	13,954	27,646	33,102	(38,836)	(1,675)	13,722	608	18,557
Other expense	—	—	—	—	—	(306)	—	—
Interest income (expense), net	2,961	6,688	1,562	30	(12,386)	(38,711)	(8,934)	(9,397)

Income (loss) before income taxes	16,915	34,334	34,664	(38,806)	(14,061)	(25,295)	(8,326)	9,160
Income tax expense (benefit)	6,911	14,280	15,043	(4,222)	(5,620)	(3,768)	(3,154)	4,099

Net income (loss)	$10,004	$20,054	$19,621	$(34,584)	$(8,441)	$(21,527)	$(5,172)	$5,061

Accumulated preferred dividend	—	—	—	—	—	(17,404)	—	(9,268)

Net loss attributable to common stockholders	$10,004	$20,054	$19,621	$(34,584)	$(8,441)	$(38,931)	$(5,172)	$(4,207)

	Predecessor				Successor
(in thousands, except shares and per share data)	Year ended December 31, 2006(1)	Year ended December 31, 2007(2)	Year ended December 31, 2008(3)	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010(4)	Three months ended March 31, 2010(5)	Three months ended March 31, 2011(6)
							(unaudited)	(unaudited)
Other Financial Data:
Basic and diluted income (loss) per share:
Basic	$0.58	$1.09	$1.04	$(1.83)	$(0.30)	$(0.70)	$(0.18)	$(0.05)
Diluted	0.56	1.04	1.01	(1.83)	(0.30)	(0.70)	(0.18)	(0.05)
Weighted average common shares outstanding:
Basic	17,332,632	18,423,414	18,848,125	18,862,259	28,214,590	55,933,608	28,214,590	87,379,865
Diluted	17,845,754	19,356,039	19,498,209	18,862,259	28,214,590	55,933,608	28,214,590	87,379,865

Cash Flow Data:
Net cash provided by operating activities	$14,217	$28,299	$42,650	$25,288	$14,185	$31,133	$15,860	$(1,701)
Net cash (used in) provided by investing activities	(103,145)	67,785	(119,779)	(13,600)	(56,220)	(372,988)	(22,118)	(15,310)
Net cash provided by (used in) financing activities	98,573	15,849	(1,874)	1,567	60,367	379,023	—	(61,253)

Balance Sheet Data:
Cash and cash equivalents	$13,125	$125,058	$46,055	$59,310	$77,642	$114,754	$71,384	$36,345
Short-term investments	96,800	—	—	—	—	—	—	—
Working capital	122,157	139,437	48,874	60,754	26,554	63,333	18,940	65,463
Intangible assets, net	14,441	27,485	83,347	76,533	224,372	365,745	226,428	356,164
Goodwill	30,039	43,720	101,856	101,886	349,749	559,168	349,974	573,587
Total assets	176,684	228,354	270,750	289,640	705,431	1,123,819	692,281	1,064,483
Total stockholders’ equity	170,155	217,266	248,430	237,927	322,058	624,248	316,886	629,516

(1)	Includes the acquired group of assets of East West Mortgage, Inc. (owner of Mortgage-calc.com, Mortgagecalc.com and Mortgagemath.com) from the respective date of acquisition.
(2)	Includes the acquired assets and liabilities of Nationwide Card Services, Inc. (owner of NCS) and Savingforcollege.com, LLC (owner of SFC) from the respective dates of acquisition.
(3)	Includes the acquired assets and liabilities of Blackshore Properties, Inc. (owner of Bankaholic), LinkSpectrum Co. (owner of CCG), InsureMe, Inc. (owner of InsureMe) and Lower Fees (owner of FeeDisclosure.com) from the respective dates of acquisition.
(4)	Includes the acquired stock of NetQuote Holdings, Inc. (owner of NetQuote) and CreditCards.com, Inc. (owner of CreditCards.com), and acquired assets and liabilities of InfoTrak National Data Services (owner of InfoTrak), Jim Wang Enterprises, LLC (owner of Bargaineering) and InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes) from the respective dates of the acquisition.
(5)	Includes the acquired assets and liabilities of Jim Wang Enterprises, LLC (owner of Bargaineering) from the date of the acquisition.
(6)	Includes the acquired assets and liabilities of Trouvé Media, Inc. from the date of the acquisition.

Selected Historical Consolidated Financial Data of NetQuote Holdings, Inc.

The following table presents NetQuote Holdings’ selected historical consolidated financial data. The selected historical financial data as of and for the year ended December 31, 2009 have been derived from NetQuote Holdings’ audited consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of and for each of the years ended December 31, 2007 and 2008 have been derived from NetQuote Holdings’ audited consolidated financial statements, not included in this prospectus. The selected historical financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from NetQuote Holdings’ unaudited interim consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of June 30, 2009 have been derived from NetQuote Holdings’ unaudited interim consolidated financial statements, not included in this prospectus. The operating results for the six months ended June 30, 2009 and 2010 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

($ in thousands)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2009	Six months ended June 30, 2010
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$78,188	$92,950	$98,480	$48,856	$55,012
Cost of revenue	52,562	62,194	63,348	30,782	35,724

Gross margin	25,626	30,756	35,132	18,074	19,288

Salaries and benefits	10,225	13,352	12,633	6,501	6,735
Other selling, general & administrative	7,158	8,011	9,365	4,291	4,593
Depreciation and amortization	7,918	8,442	7,894	4,150	3,879

	25,301	29,805	29,892	14,942	15,207

Operating income	325	951	5,240	3,132	4,081
Interest income	184	73	—	—	—
Interest expense	(5,073)	(4,287)	(3,961)	(1,984)	(1,867)
Loss on early extinguishment of debt	—	(176)	—	—	—
Gain on legal settlement	—	—	152	—	151

Income (loss) before income taxes	(4,564)	(3,439)	1,431	1,148	2,365
Income tax expense (benefit)	1,262	1,277	1,282	283	616

Net income (loss)	$(5,826)	$(4,716)	$149	$865	$1,749

Cash Flow Data:
Net cash provided by operating activities	$4,422	$9,490	$13,287	$5,095	$5,447
Net cash used in investing activities	(1,940)	(2,258)	(5,333)	(2,471)	(2,008)
Net cash used in financing activities	(2,318)	(2,210)	(2,843)	(1,345)	(1,867)

Balance Sheet Data:
Cash and cash equivalents	$6,035	$11,057	$16,168	$12,336	$17,740
Working capital	3,593	7,901	11,615	10,853	107
Intangible assets, net	24,889	17,645	11,793	14,540	9,290
Goodwill	49,764	49,764	49,764	49,764	49,764
Total assets	91,962	89,705	93,969	91,792	97,287
Redeemable preferred stock	56,688	56,688	56,688	56,688	56,688
Total stockholders’ deficit	(15,769)	(18,435)	(16,871)	(16,819)	(14,470)

Selected Historical Consolidated Financial Data of CreditCards.com, Inc.

The following table presents CreditCards’ selected historical consolidated financial data. The selected historical financial data as of and for each of the years ended December 31, 2008 and 2009 have been derived from CreditCards’ audited consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of and for the year ended December 31, 2007 have been derived from CreditCards’ audited consolidated financial statements, not included in this prospectus. The selected historical financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from CreditCards’ unaudited interim consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of June 30, 2009 have been derived from CreditCards’ unaudited interim consolidated financial statements, not included in this prospectus. The operating results for the six months ended June 30, 2009 and 2010 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

($ in thousands)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2009	Six months ended June 30, 2010
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$63,273	$72,413	$42,851	$24,603	$20,738
Operating Costs and expenses:
Cost of revenues	27,669	33,616	18,975	11,197	6,855
Sales and marketing expense	3,762	5,673	4,220	2,167	1,847
General and administrative expense	8,086	8,948	6,017	3,416	4,796
Impairment of intangibles	—	—	39,202	—	—
Amortization of intangibles	2,778	3,337	3,630	1,795	1,683

Total operating costs and expenses	42,295	51,574	72,044	18,575	15,181

Income (loss) from operations	20,978	20,839	(29,193)	6,028	5,557
Other (income) expense	(63)	214	(18)	(38)	(20)
Interest expense (net of interest income)	14,923	19,611	22,040	11,034	2,632

Income before income taxes	6,118	1,014	(51,215)	(4,968)	2,945
Income tax expense (benefit)	2,597	606	1,297	94	17

Net income (loss)	$3,521	$408	$(52,512)	$(5,062)	$2,928

Cash Flow Data:
Net cash provided by (used in) operating activities	$9,900	$12,252	$(1,270)	$19	$3,758
Net cash used in investing activities	(1,005)	(18,316)	(2,752)	(670)	(75)
Net cash provided by (used in) financing activities	(7,661)	15,469	(2,856)	(1,364)	(1,143)

Balance Sheet Data:
Cash and cash equivalents	$7,676	$11,576	$4,308	$8,824	$6,738
Working capital	13,351	(5,837)	5,785	9,201	9,471
Intangible assets, net	83,237	88,094	60,666	91,508	58,546
Goodwill	41,691	50,993	35,803	47,759	35,006
Total assets	149,426	167,468	108,704	162,644	111,092
Total stockholders’ equity	(13,246)	(16,502)	(39,619)	(1,681)	(37,664)

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following are our consolidated ratios of earnings to fixed charges for the periods indicated. For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges plus amortization of capitalized interest less capitalized interest. Fixed charges include interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness plus the portion of rent estimated to represent the interest factor.

	Predecessor				Successor
(in thousands)	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Ratio of earnings to fixed charges	47.1	60.6	52.8	(a)	(b)	(c)	0.1	1.9
Supplemental pro forma ratio of earnings to fixed charges(d)						1.2		3.0

(a)	Earnings (loss) are inadequate to cover fixed charges for the period from January 1, 2009 through August 24, 2009 by $38.8 million.
(b)	Earnings (loss) are inadequate to cover fixed charges for the period from August 25, 2009 through December 31, 2009 by $14.1 million.
(c)	Earnings (loss) are inadequate to cover fixed charges for the period from January 1, 2010 through December 31, 2010 by $25.3 million.
(d)	To give effect to both the reduction in interest expense due to the Notes Redemption and the acquisitions of NetQuote and CreditCards as reflected in the pro forma statement of operations included in the prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition with the “Selected Historical Consolidated Financial Data” and the financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and that involve numerous risks and uncertainties, including, but not limited to, those described in the “Cautionary Statement Concerning Forward -Looking Statements” and “Risk Factors” sections of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

Our Company

We are a leading publisher, aggregator and distributor of personal finance content on the Internet. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance editorial content across multiple vertical categories including mortgages, deposits, insurance, credit cards, and other personal finance categories.

Our sources of revenue include display advertising, performance-based advertising, lead generation, distribution arrangements and traditional media avenues, such as syndication of editorial content and subscriptions.

We generate revenue through the sale of leads in the mortgage, credit card and insurance vertical categories. Through Bankrate Select we sell leads to mortgage lenders. Through Nationwide Card Services, CreditCardGuide.com, and CreditCards.com, we sell leads to credit card issuers. Through InsureMe.com and NetQuote, we sell leads to insurance agents and insurance carriers. We generate revenue on a per-lead basis based on the actual number of qualified insurance leads generated, and on a per-action basis for credit card applications (i.e., upon approval or completion of an application). Leads are generated not only organically within the Bankrate network of websites, but also through our various affiliate networks, via co-brands, and through display advertisements. We sell to advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country.

Advertisers that are listed in our mortgage and deposit rate tables have the opportunity to hyperlink their listings. Additionally, advertisers can buy hyperlinked placement within our qualified insurance listings. By clicking on the hyperlink, users are taken to the advertiser’s website. We typically sell our hyperlinks on a per-click pricing model. Under this arrangement, advertisers pay Bankrate a specific, pre-determined cost each time a consumer clicks on that advertiser’s hyperlink or phone icon (usually found under the advertiser’s name in the rate or insurance table listings). All clicks are screened for fraudulent characteristics by an independent third party vendor and then charged to the advertiser’s account.

We provide a variety of digital display formats. Our most common digital display advertisement sizes are leader boards and banners, which are prominently displayed at the top or bottom of a page, as well as skyscrapers, islands, and posters. We charge for these advertisements based on the number of times the advertisement is displayed or based on a fixed amount for a campaign. Advertising rates may vary depending upon the product areas targeted, geo-targeting, the quantity of advertisements purchased by an advertiser, and the length of time an advertiser runs an advertisement on our online network. We sell to advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country.

Lead generation, display advertisements and hyperlink listings, which we refer to as online revenue, represented approximately 98% and 97% of our revenue for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. We also derive revenue through the sale of print advertisements and the distribution (or syndication) of our editorial content, which we refer to as print publishing and licensing revenue.

Significant Developments

2010 Acquisitions. Early in the third quarter of 2010 we acquired NetQuote Holdings, Inc. and CreditCards.com, Inc.

Redesigned website. We launched a new re-designed website in the second quarter of 2009 that accommodates additional advertisement configurations, including video. The new re-designed website provides dynamic page reformatting to help optimize the monetization of the site.

Certain Trends Influencing Our Business

The key drivers of our business include the number of ready-to-transact consumers visiting our online network, including the number of page views they generate, and the demand of our online network advertisers, both of which are correlated to general macroeconomic conditions in the United States.

From 2008 through mid-2010, our business was negatively affected by market turmoil and tightening of credit which led to an increased level of consumer and commercial credit delinquencies, low interest rates, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. As housing activity, interest rates or general consumer financial activity increases, we anticipate that our business levels will continue to increase.

Since demand for financial services is generally correlated to the growth of the economy, financial institutions’ online and traditional marketing spend is expected to increase as a result. In the recent recession, uncertainty for our financial services advertisers caused their advertising budgets to decline. Beginning in mid-2010, we began to experience initial signs of increased activity by consumers in the form of increased visits to our websites and page views, as well as more demand for our advertising products by our advertising customers. For example, in 2010, major credit card companies increased advertising and lead generation spending after significantly cutting their budgets in 2008 and 2009. We believe our end markets are well positioned to experience healthy growth in the coming years given the anticipated economic rebound and improving macroeconomic trends.

Key Initiatives

We are focused on several key initiatives to drive our business:

•	increasing the visitor traffic to our online network of websites;

•	optimizing the revenue of our cost-per-thousand-impressions and cost-per-click models on our online network including the integration of the new acquisitions;

•	revenue optimization associated with the new look, design and functionality of our mortgage and deposit cost-per-click rate tables;

•	enhancing search engine marketing (“SEM”) and keyword buying to drive targeted impressions into our online network;

•	expanding our co-brand and affiliate footprint;

•	broadening the breadth and depth of the personal finance content and products that we offer on our online network;

•	containing our costs and expenses; and

•	continuing to integrate our recent acquisitions to maximize synergies and efficiencies.

Basis of Presentation

As a result of the Bankrate Acquisition, we present separately the financial results for the “Predecessor” entity for periods prior to the acquisition date of August 25, 2009 and for the “Successor” entity for periods after the acquisition date. References to “Bankrate,” “the Company,” “we,” “us” and “our” in this Management’s Discussion and Analysis (“MD&A”) refer to our operations and to our consolidated subsidiaries for both the Predecessor and Successor periods. The impact of the Bankrate Acquisition and related purchase accounting had no effect on the Company’s revenue or operating expenses other than depreciation and amortization. Depreciation and amortization is not comparable between Predecessor and Successor periods due to our tangible and intangible assets being recorded at fair value in purchase accounting, resulting in different bases in and the depreciation and amortization of these assets between the Predecessor and Successor periods.

Revenue

The amount of advertising we sell is a function of (1) the number of visitors to our online network and our affiliates’ websites, (2) the number of ad pages we serve to those visitors, (3) the click through rate of visitors on hyperlinks, (4) the number of advertisements per page, (5) the rate at which consumers apply for financial product offerings, and (6) advertiser demand.

Display Advertising Revenue

We sell display advertisements on our online network consisting primarily of leaderboards, banners, badges, islands, posters, and skyscraper advertisements. We typically charge for these advertisements based on the number of times the advertisement is displayed.

Hyperlink Revenue

We also sell hyperlinks (e.g., in our interest rate or insurance table listings) on our online network on a cost-per-click basis. Advertisers pay us each time a visitor to our online network clicks on a hyperlink in a rate or insurance table listing, net of invalid clicks. We also sell text links on our rate pages to advertisers on a cost-per-click basis. Advertisers enter an auction bidding process on a third-party website for placement of their text link based on the amount they are willing to pay for each click through to their website.

Lead Generation Revenue

We also generate revenue by delivering measurable online marketing results to our clients in the credit card, personal insurance and mortgage vertical categories. These results are typically in the form of qualified leads or clicks, the outcomes of customers submitting an application for a credit card or mortgage, or customers being contacted regarding a quote for a personal insurance product. These qualified leads are generated from our marketing activities on our websites or on third-party websites with whom we have relationships.

Print Publishing and Licensing Revenue

Print publishing and licensing revenue represent advertising revenue from the sale of advertising in our Mortgage Guide (formerly called the Consumer Mortgage Guide) and CD & Deposit Guide, rate tables, newsletter subscriptions, and licensing of research information.

We also earn fees from distributing editorial rate tables that are published in newspapers and magazines across the United States, from paid subscriptions to three newsletters, and from providing rate surveys to institutions and government agencies. In addition, we license research data under agreements that permit the use of rate information we develop to advertise the licensee’s products in print, radio, television, and website promotions.

Cost of Revenue and Gross Margin

Cost of revenue represents expenses directly associated with the creation of revenue. These costs include contractual revenue sharing obligations resulting from our distribution arrangements (“distribution payments”), salaries, editorial costs, market analysis and research costs, stock based compensation expense, and allocated overhead. Distribution payments are made to website operators for visitors directed to our online network as well as to affiliates for leads directed to our online network and lead generation websites. These costs increase proportionately with gains related to revenue from our online network and lead generation websites. Editorial costs relate to writers and editors who create original content for our online publications and associates who build web pages. These costs have increased as we have added online publications and co-branded versions of Bankrate.com under distribution arrangements. These websites must be maintained on a daily basis. Research costs include expenses related to gathering data on banking and credit products and consist primarily of compensation and benefits along with allocated overhead.

We are also involved in revenue sharing arrangements with our online partners where the consumer uses co-branded websites to which we provide web services. Revenue is effectively allocated to each partner based on the revenue earned from each website. The allocated revenue is shared according to distribution agreements.

Operating Expenses

Sales

Sales costs represent direct selling expenses, principally for online advertising, and include compensation and benefits, sales commissions, allocated overhead, and stock based compensation expense.

Marketing

Marketing expenses represent expenses associated with expanding brand awareness of our products and services to consumers and include SEM expense, print and Internet advertising, marketing and promotion costs, and stock based compensation expense.

Product Development

Product development costs represent compensation and benefits related to site development, network systems and telecommunications infrastructure support, programming, new product design and development, other technology costs, and stock based compensation expense.

General and Administrative

General and administrative expenses represent compensation and benefits for executive, finance and administrative personnel, professional fees, stock based compensation expense, allocated overhead and other general corporate expenses.

Acquisition Related Expenses and Related Party Fees

Acquisition related expenses represent direct expenses incurred as a result of the Bankrate Acquisition, the 2010 Acquisitions and the acquisitions of Bargaineering.com and InsuranceQuotes.com. Related party fees are described in the section entitled “Certain Relationships and Related Party Transactions.”

Restructuring Costs

Restructuring costs represent costs incurred as a result of terminating or relocating employees or closing office locations.

Depreciation and Amortization

Depreciation and amortization expense includes the cost of capital asset acquisitions spread over their expected useful lives. These expenses are spread over 1 to 23 years and are calculated mostly on a straight-line basis. Depreciation and amortization also includes the amortization of intangible assets, consisting primarily of trademarks and URLs, software licenses, customer relationships, agent/vendor relationships, developed technologies and non-compete agreements, all of which were either acquired separately or as part of business combinations recorded under the acquisition method of accounting. The amortization periods for intangible assets are as follows:

Estimated Useful Life
Trademarks and URLs	2-23 years
Customer relationships	8-15 years
Affiliate network relationships	1-9 years
Developed technologies	3-6 years

Interest Income (Expense), Net

Interest income (expense), net, primarily consists of expenses associated with our long-term debt, amortization of the debt issuance costs and interest income earned on cash and cash equivalents.

Income Tax Expense (Benefit)

Income tax expense consists of federal and state income taxes in the United States and taxes in certain foreign jurisdictions.

Critical Accounting Policies

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the period. We base our judgments, estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We evaluate our judgments, estimates and assumptions on a regular basis and make changes accordingly. We believe that the judgments, estimates and assumptions involved in the accounting for revenue recognition, income taxes, the allowance for doubtful accounts receivable, stock-based compensation, useful lives of intangible assets and intangible asset impairment, goodwill impairment, acquisition accounting, and contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Below we discuss the critical accounting estimates associated with these policies. For further information on our critical accounting policies, see the discussion in the section titled “Results of Operations” below, and Note 2 to our consolidated financial statements included in this prospectus.

Income Tax Expense (Benefit)

We account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties on uncertain tax positions as a component of income tax expense. If our assessment of whether a tax position meets or no longer meets the more-likely-than-not threshold were to change, adjustments to income tax benefits may be required.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. This estimate is inherently subjective because our estimates may be revised as more information becomes available. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses. During the three months ended March 31, 2011, the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 we charged approximately $652,000, $776,000, $126,000, $540,000, and $1.2 million, respectively, to bad debt expense, and wrote off approximately $449,000, $12,000, $0, $683,000, and $2.0 million, respectively, of accounts deemed uncollectible.

Goodwill Impairment

In accordance with ASC 350, Intangibles — Goodwill and Others, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. Our annual impairment test is performed as of October 1 of each year. We have determined that we have one segment with one reporting unit. The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. In determining the fair value of our reporting unit, we relied on a weighting of the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue, MVIC to earnings before interest and taxes, MVIC to cash flow, etc.) and then these MVIC multiples are applied to a company’s operating results to arrive at an estimate of value. We did not recognize any goodwill impairment charges for the three months ended March 31, 2011 and 2010, the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, and for the year ended December 31, 2008.

Impairment of Long-Lived Assets including intangible assets with finite lives

ASC 360, Property, Plant and Equipment, requires that long-lived assets including intangible assets with finite lives be amortized over their estimated useful life and reviewed for impairment. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets including intangible assets with finite lives may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of such assets by determining whether the carrying value will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of such assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There was $0 of impairment charges of long-lived assets including intangible assets with finite lives for the three months ended March 31, 2011 and 2010, the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009 and the period from January 1, 2009 to August 24, 2009. In the three months ended December 31, 2008, we recorded impairment charges of approximately $519,000 related to certain developed technology and Internet domain names that we ceased using. In the three months ended December 31, 2008, we also recorded an impairment charge of approximately $1.9 million related to customer relationships in our print publishing and licensing business due to the continuing trend of declining revenue and operating margins with no indications of improvement in the near future.

Acquisition Accounting

We completed the acquisition of numerous businesses and websites between 2008 and 2010. The acquisition method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective. We generally use internal cash flow models. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense. We adopted the provisions of ASC 805, Business Combinations, effective January 1, 2009. We will have applied ASC 805 prospectively to business combinations for which the acquisition date was on or after January 1, 2009.

Contingencies

As discussed in Note 8 to our consolidated financial statements, included elsewhere in this prospectus, various legal proceedings are pending against us.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 8, at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Revenue Recognition

Online advertising is the sale of advertising, sponsorships, hyperlinks, and lead generation within our online network through Bankrate.com, Interest.com, Bankaholic.com, Mortgage-calc.com, CreditCardGuide.com, Nationwidecardservices.com, Creditcardsearchengine.com, InsuranceQuotes.com, InsureMe.com, Bankrate.com.cn (China), CreditCards.com, CreditCards.ca, NetQuote.com, and CD.com. The print publishing and licensing business is primarily engaged in the sale of advertising in the Mortgage Guide and CD & Deposit Guide rate tables, newsletter subscriptions, and licensing of research information.

Our largest customer accounted for less than 10% of total revenue, and our ten largest customers accounted for approximately 40% of total revenues, for the year ended December 31, 2010. Our largest customer accounted for 12% of total revenue and our ten largest customers accounted for approximately 46% of total revenue for the three months ended March 31, 2011. No material revenues were generated outside of the United States.

Display Advertising Revenue

Display advertising sales are invoiced monthly at amounts based on specific contract terms predominantly based on the number of impressions actually delivered to the advertiser.

Hyperlink Revenue

We recognize hyperlink revenue monthly for each link based on the number of clicks at the cost per click contracted for during the auction bidding process.

Lead Generation Revenue

For the insurance vertical category, we recognize revenue on a per-lead basis. For the credit card industry, we recognize revenue on a per-action basis. We have also entered into revenue sharing arrangements with our vertical content partners based on the revenue earned from their leads.

Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of ASC Topic 605-45, Reporting Revenue Gross as a Principal versus Net as an Agent.

Print Publishing and Licensing Revenue

We charge for placement in the Mortgage Guide and CD & Deposit Guide in a print publication. Advertising revenue is recognized when the Mortgage Guide and CD & Deposit Guide run in the publication. Revenue from our newsletters is recognized ratably over the period of the subscription, which is generally up to one year. Revenue from the sale of research information is recognized ratably over the contract period.

Revenue for distributing editorial rate tables is recognized ratably over the contract/subscription periods.

Stock Based Compensation

The Predecessor used the Black-Scholes option pricing model to determine the fair value of our stock options. The determination of the fair value of the awards on the date of grant using an option-pricing model was affected by the price of our common stock, as well as assumptions regarding a number of complex and subjective variables. These variables included expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, expected dividends and the estimated forfeiture rate.

We estimated the expected term of outstanding stock options by taking the average of the vesting term and the contractual term of the option, as illustrated in ASC 718, Compensation — Stock Compensation. We used the simplified method to estimate the expected term for employee stock option grants as adequate historical experience was not available to provide a reasonable estimate. The Predecessor estimated the volatility of our common stock by using a weighted average of historical stock price volatility and implied volatility in market traded options in accordance with ASC 718. The decision to use a weighted average volatility factor was based upon the relatively short period of availability of data on actively traded options on our common stock, and our assessment that implied volatility was more representative of future stock price trends than historical volatility. We based the risk-free interest rate used in the option pricing model on U.S. Treasury constant maturity issues having remaining terms similar to the expected terms of the options. We did not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We were required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We used historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that were expected to vest. All stock based payment awards were amortized on a straight-line basis over the requisite service periods, which was generally the vesting period.

If factors had changed and we had employed different assumptions for estimating stock based compensation expense in future periods or if we had decided to use a different valuation model, the future periods may have differed significantly from what we recorded in the current period and could have materially affected our operating income and net income.

Stock based compensation expense recognized in our consolidated statements of income as set forth below for each of the periods stated:

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through December 31, 2008	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through December 31, 2010	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Cost of revenue:	$1,432	$531	$1,963	$2,858	$—	$—	$—	$—	$—	$—
Operating expenses:
Sales	1,381	825	2,206	5,540	—	—	—	—	—	—
Marketing	513	247	760	890	—	—	—	—	—	—
Product development	714	354	1,068	948	—	—	—	—	—	—
General and administrative	5,172	2,248	7,420	12,178	—	—	—	—	—	—

Total stock based compensation expense	$9,212	$4,205	$13,417	$22,414	$—	$—	$—	$—	$—	$—

There was $0 of stock based compensation expense recognized in our consolidated statements of operations for the three months ended March 31, 2011 and 2010, the year ended December 31, 2010, and the period from August 25, 2009 through December 31, 2009 (Successor).

Included in stock based compensation expenses for the period from January 1, 2009 to August 24, 2009 is $16.3 million due to the recognition of unamortized compensation costs as the acquisition of the Company triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of the vesting. Effective with the Bankrate Acquisition, all outstanding “in-the-money” stock options were settled with cash, and all outstanding “out-of-money” stock options were cancelled.

Results of Operations

The following is our analysis of the results of operations for the periods covered by our financial statements. This analysis should be read in conjunction with our financial statements, including the related notes to the financial statements. A detailed discussion of our accounting policies and procedures is set forth in the applicable sections of this analysis. Other accounting policies are contained in Note 2 to the consolidated financial statements.

The following table displays our results for the respective periods expressed as a percentage of total revenue.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through December 31, 2008	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through December 31, 2010	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Statement of Operation Data
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	41	37	40	44	43	40	37	39	41	38

Gross margin	59	63	60	56	57	60	63	61	59	62
Operating expenses
Sales	5	6	5	12	6	5	3	4	6	3
Marketing	7	9	8	8	8	9	13	11	8	16
Product development	4	4	4	6	6	4	3	4	5	3
General and administrative	16	17	17	26	13	11	9	10	13	9
Acquisition related expenses	0	0	0	39	6	14	2	8	3	1
Restructuring charges	0	0	0	0	0	2	1	1	2	0
Impairment charges	0	4	1	0	0	0	0	0	0	0
Legal settlements	0	0	0	0	0	0	2	1	0	0
Depreciation and amortization	5	6	5	9	22	19	13	16	20	12

	37	46	40	100	61	64	46	55	57	44

Income (loss) from operations	22	17	20	(44)	(4)	(4)	17	6	2	18
Interest (expenses) income, net	1	0	1	0	(28)	(22)	(14)	(18)	(26)	(9)

Income before income taxes	23	17	21	(44)	(32)	(26)	3	(12)	(24)	9
Income tax expense (benefit)	10	8	9	(5)	(13)	(5)	1	(2)	(9)	4

Net income (loss)	13%	9%	12%	(39)%	(19)%	(21)%	2%	(10)%	(15)%	5%

The following table displays our total revenue for the periods indicated.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through December 31, 2008	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through December 31, 2010	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Online(1)	$101,992	$56,061	$158,053	$82,618	$41,369	$107,949	$105,630	$213,579	$32,900	$96,944
Print publishing	6,132	2,670	8,802	5,028	2,468	4,225	2,794	7,019	1,560	2,134

Total revenue	$108,124	$58,731	$166,855	$87,646	$43,837	$112,174	$108,424	$220,598	$34,460	$99,078

(1)	Consists of display advertising, hyperlink, and lead generation.

The following table displays our cost of revenue and gross margin for the periods indicated.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through December 31, 2008	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through December 31, 2010	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Revenue	$108,124	$58,731	$166,855	$87,646	$43,837	$112,174	$108,424	$220,598	$34,460	$99,078
Cost of revenue	44,443	21,652	66,095	38,291	18,669	44,708	40,618	85,326	14,184	37,949

Gross margin	$63,681	$37,079	$100,760	$49,355	$25,168	$67,466	$67,806	$135,272	$20,276	$61,129

Gross margin as a percentage of revenue	59%	63%	60%	56%	57%	60%	63%	61%	59%	62%

The following table displays our income tax expense (benefit) and our effective tax rate for the periods indicated.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through December 31, 2008	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through December 31, 2010	Year ended December 31, 2010	Three months ended March 31, 2010	Three months ended March 31, 2011
Income tax expense (benefit)	$10,340	$4,703	$15,043	$(4,222)	$(5,620)	$(5,290)	$1,522	$(3,768)	$(3,154)	$4,099
Effective tax rate	42%	46%	43%	11%	40%	18%	39%	15%	38%	45%

Period from January 1, 2009 to August 24, 2009 Compared to Period from January 1, 2008 to August 24, 2008

Revenue

Total revenue was $87.6 million and $108.1 million for the period from January 1, 2009 to August 24, 2009 and January 1, 2008 to August 24, 2008, respectively, representing a decrease of 19% for 2009, due to the impact of the global economic downturn in the banking and financial sectors.

Display advertising revenue in particular was down by $9.9 million for the period from January 1, 2009 to August 24, 2009 compared to the same period ended in 2008, which was driven by a decrease in page views ($2.9 million impact) and a decrease in cost per thousand impressions yield per page ($7.0 million impact). The display advertising revenue decline was the result of the global economic downturn, which continued to directly impact display advertising volumes from several of our largest financial advertisers as well as consumer demand, resulting in lower page views.

Hyperlink revenue was down by $8.8 million for the period from January 1, 2009 to August 24, 2009 compared to the same period in 2008 due to a decrease in clicks ($11.8 million impact), partially offset by an increase in the average cost per click ($3.0 million impact), also as a result of the global economic downturn.

Per approved lead and per application lead generation revenue combined had a net decrease of $500,000 which is the result of a decrease in volume ($9.4 million impact) related to a decline in demand from consumers and advertisers for our credit card products per approved leads, partially offset by the higher volume ($8.9 million impact) for per application leads generation revenue, primarily associated with our insurance products.

Cost of Revenue and Gross Margin

Cost of revenue for the period from January 1, 2009 to August 24, 2009 of $38.3 million was $6.2 million lower than the same period in 2008 due to a $7.4 million decrease in distribution payments to our online partners and affiliates primarily as a result of lower hyperlink and lead generation revenue. Our gross margin for the period from January 1, 2009 to August 24, 2009 was 56%, compared to 59% during the same period in 2008, a decrease of 3%. The decrease in our gross margin was primarily attributed to shift in product mix to our lower margin per application lead generation revenue business and lower revenue from our high margin products such as display and hyperlinks as noted above.

Operating Expenses

Sales

Sales costs for the period from January 1, 2009 to August 24, 2009 of $10.1 million were $4.4 million higher than the same period in 2008. The increase was due primarily to $4.2 million in additional stock compensation expense recognized in the period from January 1, 2009 to August 24, 2009 related to the recognition of unamortized compensation costs because the Bankrate Acquisition triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of vesting. In addition, human resource costs increased by approximately $345,000 in period from January 1, 2009 to August 24, 2009 as compared to the same period in 2008 due to increased headcount and higher commissions.

Marketing

Marketing expenses for the period from January 1, 2009 to August 24, 2009 of $6.8 million were $1.1 million lower than the same period in 2008, primarily due to $1.3 million in lower keyword campaign costs and $208,000 in lower advertising costs, which were partially offset by approximately $377,000 in stock compensation expense as a result of the Bankrate Acquisition.

Product Development

Product development costs for the period from January 1, 2009 to August 24, 2009 of $5.3 million were $699,000 higher than the comparable period in 2008 due primarily to $234,000 of higher stock compensation expense as a result of the Bankrate Acqusition, an increase of approximately $167,000 in compensation and benefits expenses, and approximately $200,000 increase in development of web analytics tools.

General and Administrative

General and administrative expenses for the period from January 1, 2009 to August 24, 2009 of $23.1 million were $6.0 million higher than the same period in 2008. The increase was due primarily to $7.0 million in additional stock compensation expense recognized related to the recognition of unamortized compensation costs because the Bankrate Acquisition triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of vesting. This was partially offset by a $540,000 decrease in bad debt expense, and by a $731,000 decrease in compensation and benefits due to lower management incentive bonuses.

Acquisition Related Expenses and Related Party Fees

Acquisition related Expenses and related party fees of $34.6 million represent direct expenses incurred as a result of the Bankrate Acquisition during for the period from January 1, 2009 to August 24, 2009. The largest components of these costs were $15.3 million in investment fees to Apax Partners L.P., $8.9 million to investment bankers, and $9.2 million in legal fees. There were $0 of acquisition related expenses and related party fees during the same period in 2008.

Depreciation and Amortization

Depreciation and amortization expense for the period from January 1, 2009 to August 24, 2009 of $8.3 million was $3.0 million higher than in the same period in 2008 due to the acquisitions of certain assets of Blackshore Properties, Inc., on September 23, 2008 and certain assets of LinkSpectrum Co. on September 5, 2008, which resulted in higher intangible asset balances and related amortization expense during the period from January 1, 2009 to August 24, 2009.

Interest Income (Expense), Net

Interest income for the period from January 1, 2009 to August 24, 2009 was $30,000, which decreased by $1.4 million as compared to the $1.4 million in interest income from January 1, 2008 to August 24, 2008. The decrease in interest income is due to lower average cash balance and lower interest rates during the period from January 1, 2009 to August 24, 2009 as compared to the same period in 2008.

Income Taxes Expense (Benefit)

Non-deductible transaction costs and the establishment of an uncertain tax position liability resulted in a decrease in income tax benefit and a decrease in the effective rate from approximately 42% during the period from January 1, 2008 to August 24, 2008 to approximately 11% in the same period in 2009.

Period from August 25, 2009 to December 31, 2009 Compared to Period from August 25, 2008 to December 31, 2008

Revenue

Total revenue was $43.8 million and $58.7 million for the period from August 25, 2009 to December 31, 2009 and August 25, 2008 to December 31, 2008, respectively, representing a decrease of 25%, due to the reasons set forth below.

Display advertising revenue was down by $2.7 million for the period from August 25, 2009 to December 31, 2009 compared to the same period ended in 2008, which was driven by a decrease in page views ($4.2 million impact), offset by an increase in the cost per thousand impressions yield per page ($1.5 million impact). The display advertising revenue decline was the result of the global economic downturn in the banking and financial sectors, which continued to directly impact display advertising volumes from several of our largest financial advertisers.

Hyperlink revenue was down by $7.4 million for the period from August 25, 2009 to December 31, 2009 compared to the same period in 2008. This decrease was due to a decrease in clicks ($7.5 million impact), partially offset by an increase in the average cost per click ($100,000 impact), and also as a result of global economic downturn in the banking and financial sectors, particularly the mortgage industry.

Per approved lead and per application lead generation revenue combined was down $4.4 million for the period from August 25, 2009 to December 31, 2009 compared to the same period in 2008. This decrease was the result of a decrease in volume ($4.6 million impact) related to a decline in demand from consumers and advertisers for our credit card products as well as an associated decrease in yields ($2.6 million impact), offset partially by an increase in volumes for per application leads ($2.9 million impact) primarily associated with our insurance products.

Cost of Revenue and Gross Margin

Cost of revenue for the period from August 25, 2009 to December 31, 2009 of $18.7 million was $3.0 million, or 14%, lower than the same period in 2008, due to a $2.2 million decrease in distribution payments to our online partners and affiliates primarily as a result of lower hyperlink and lead generation revenue. Our gross margin for the period from August 25, 2009 to December 31, 2009 was 57%, compared to 63% during the same period in 2008. The decrease in our gross margin was primarily attributed to shift in product mix to our lower margin insurance lead generation business.

Operating Expenses

Sales

Sales costs for the period from August 25, 2009 to December 31, 2009 of $2.6 million were $856,000 lower than the same period in 2008. The decrease was due to $0 of stock compensation expense during the period from August 25, 2009 to December 31, 2009, as compared to $825,000 of stock compensation expense for the same period in 2008. In addition, human resource costs increased by approximately $108,000 in period from August 25, 2009 to December 31, 2009 as compared to the same period in 2008 due to increased headcount and higher commissions.

Marketing

Marketing expenses for the period from August 25, 2009 to December 31, 2009 were $3.6 million, were $1.6 million lower than the same period in 2008, primarily due to $1.3 million in lower keyword campaign costs and $127,000 in lower advertisings costs. In addition, there was $0 of stock compensation expense during the period from August 25, 2009 to December 31, 2009 as compared to $247,000 in the same period in 2008.

Product Development

Product development costs for the period from August 25, 2009 to December 31, 2009 of $2.5 million were flat compared to the same period in 2008. There was $0 of stock compensation expense during the period from August 25, 2009 to December 31, 2009 as compared to $354,000 in the same period in 2008. This was offset by an increase of $400,000 in compensation and benefits expenses.

General and Administrative

General and administrative expenses for the period from August 25, 2009 to December 31, 2009 of $5.9 million were $3.7 million lower than the same period in 2008. There was $0 of stock compensation expense during the period from August 25, 2009 to December 31, 2009 as compared to $2.2 million in the same period in 2008. In addition, there was a $607,000 decrease in bad debt expense, a $576,000 decrease in management bonus expense, and a $265,000 decrease in professional fees for the period from August 25, 2009 to December 31, 2009 as compared to the same period in 2008.

Acquisition Related Expenses and Related Party Fees

Acquisition related Expenses and related party fees for the period from August 25, 2009 to December 31, 2009 represent direct expenses incurred as a result of the Bankrate Acquisition. The largest components of these costs were $2.0 million in legal fees and $400,000 in printing costs. There were $0 of acquisition related expenses for the same period in 2008.

Impairment Charges

Impairment charges for the period from August 25, 2008 to December 31, 2008 of $2.4 million consisted primarily of $519,000 related to certain developed technology and Internet domain names that we ceased using and an impairment charge of approximately $1.9 million related to customer relationships in our print publishing and licensing business due to the continuing trend of declining revenue and operating margins with no indications of improvement in the near future. There was $0 of impairment charges for the same period in 2009.

Depreciation and Amortization

Depreciation and amortization expense for the period from August 25, 2009 to December 31, 2009 of $9.8 million was $6.0 million higher than in the same period in 2008 due to the Bankrate Acquisition on August 25, 2009, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), Net

Interest expense for the period from August 25, 2009 to December 31, 2009 was $12.4 million, which consisted of $11.1 million for the intercompany loan from the Company to Holdings and $1.2 million in interest expenses for dissenting stockholders compared to interest income of $130,000 for the same period in 2008.

Income Tax Expense (Benefit)

Non-deductible transaction costs and the establishment of an uncertain tax position liability for the period from August 25, 2009 to December 31, 2009 resulted in a decrease in income tax benefit and a decrease in the effective rate from approximately 46% in the period from August 25, 2008 to December 31, 2008 to approximately 40% in the same period in 2009.

Period from January 1, 2010 to August 24, 2010 Compared to Period from January 1, 2009 to August 24, 2009

Revenue

Total revenue was $112.2 million and $87.6 million for the period from January 1, 2010 to August 24, 2010 and January 1, 2009 to August 24, 2009, respectively, representing an increase of 28% (an increase of 11% excluding the impact of the 2010 Acquisitions), due to the reasons set forth below.

Display advertising revenue increased by $2.2 million for the period from January 1, 2010 to August 24, 2010 compared to the same period in 2009, which was driven by a decrease in page views ($3.7 million impact), more than offset by an increase in the cost per impressions yield per page ($5.9 million impact).

Hyperlink revenue increased by $4.7 million for the period from January 1, 2010 to August 24, 2010 compared to the same period 2009 due to an increase in the number of mortgage and deposit clicks ($5.6 million impact), partially offset by a decrease in the average cost per click rate ($900,000 impact) due to a shift in product mix, as hyperlink pricing remained relatively stable throughout the period.

Per approved lead and per application lead generation revenue combined increased by $18.4 million for the period from January 1, 2010 to August 24, 2010 compared to the same period in 2009 due to the 2010 Acquisitions ($14.5 million impact), an increase in per approved lead volume and yield ($1.1 million and $1.4 million impact, respectively), as well as an increase in volume for per application lead generation revenue ($1.4 million impact).

Cost of Revenue and Gross Margin

Cost of revenue for the period from January 1, 2010 to August 24, 2010 of $44.7 million was $6.4 million, or 17%, higher than the same period in 2009. The 2010 Acquisitions resulted in higher distribution payments to our online partners and affiliates of $7.1 million and compensation expense of $370,000. The Company also incurred a $2.7 million increase in distribution payments to our online partners and affiliates primarily as a result of higher online revenue. This was partially offset by $3.0 million of stock based compensation expense for the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense in the same period in 2010 and $626,000 decrease in print revenue partner expense during the period from January 1, 2010 to August 24, 2010. Our gross margin for the period from January 1, 2010 to August 24, 2010 was 60%, compared to 56% for the same period in 2009, increasing primarily due to the higher per approved lead revenue, which has a higher gross profit margin as a result of higher organic traffic.

Operating Expenses

Sales

Sales expenses for the period from January 1, 2010 to August 24, 2010 of $5.2 million were $4.9 million lower than the same period in 2009, primarily due to $5.5 million of stock based compensation that was recognized during the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense in the same period in 2010. This was partially offset by $204,000 in operating expenses associated with the 2010 Acquisitions and $397,000 in higher sales commission expense.

Marketing

Marketing expenses for the period from January 1, 2010 to August 24, 2010 of $10.0 million, were $3.1 million higher than the same period in 2009, primarily due to $1.7 million increase in SEM expense, $149,000 increase in advertising expense and $128,000 in compensation and other costs as a result of the 2010 Acquisitions. The Company also incurred additional $1.8 million in SEM expense. This was partially offset by $890,000 of stock based compensation expense during the period from January 1, 2009 to August 24, 2009, as compared to $0 of stock based compensation expense in the same period in 2010.

Product Development

Product development costs for the period from January 1, 2010 to August 24, 2010 of $5.0 million were $311,000 lower than the comparable period in 2009, primarily due to $948,000 of stock based compensation that was recognized during the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense during the same period in 2010. This was partially offset by $251,000 increase in compensation expense and $202,000 in operating expenses associated with the 2010 Acquisitions.

General and Administrative

General and administrative expenses for the period from January 1, 2010 to August 24, 2010 of $13.1 million, were $10.0 million lower than the same period in 2009, primarily due to $12.2 million of stock based compensation that was recognized during the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense in the same period in 2010. This was partially offset by $2.0 million increase in management bonus expense during the period from January 1, 2010 to August 24, 2010 as compared to the same period in 2009.

Acquisition Related Expenses and Related Party Fees

Acquisition related expenses and related party fees for the period from January 1, 2010 to August 24, 2010 was $15.7 million as compared to $34.6 million for the same period in 2009. Acquisition related expenses and related party fees for period from January 1, 2010 to August 24, 2010 were for the offering of the Notes, the 2010 Acquisitions, and advisory fees to shareholders while the acquisition related expenses and related party fees for the same period in 2009 were for the Bankrate Acquisition and advisory fees to shareholders.

Restructuring Costs

Restructuring costs of $2.0 million represent costs incurred as a result of terminating and relocating employees during the period from January 1, 2010 to August 24, 2010. We terminated 66 employees and exited one building facility to achieve cost synergies. We had $0 of restructuring costs during the same period in 2009.

Depreciation and Amortization

Depreciation and amortization expense for the period from January 1, 2010 to August 24, 2010 of $21.3 million was $13.0 million higher than the same period in 2009 due to the full period impact of the Bankrate Acquisition and the impact of the 2010 Acquisitions, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), Net

Interest expense for the period from January 1, 2010 to August 24, 2010 was $24.3 million, which primarily consisted of $4.5 million for the Senior Secured Notes, $17.3 million for the intercompany loan from the Company to Holdings and $2.4 million for dissenting stockholders. This is $24.3 million higher than the $30,000 in interest income for the same period in 2009.

Income Tax Expense (Benefit)

The change in our effective tax rate from approximately 11% during the period from January 1, 2009 to August 24, 2009 to approximately 18% in the same period in 2010 was primarily due to the elimination of stock based compensation impact for incentive stock options and the effect of non-deductible costs.

Period from August 25, 2010 to December 31, 2010 Compared to Period from August 25, 2009 to December 31, 2009

Revenue

Total revenue was $108.4 million and $43.8 million for the period from August 25, 2010 to December 31, 2010 and August 25, 2009 to December 31, 2009, respectively, representing an increase of 147% (an increase of 25% excluding the impact of acquisitions), due to the reasons set forth below.

Display advertising revenue increased by $1.0 million for the period from August 25, 2010 to December 31, 2010 compared to the same period in 2009, which was driven by the increase in page views ($900,000 impact), and an increase in cost per impressions yield per page ($200,000 impact).

Hyperlink revenue increased by $1.1 million for the period from August 25, 2010 to December 31, 2010 compared to the same period 2009 due to an increase in the number of mortgage and deposit clicks ($2.0 million impact) and a decrease in the average cost per click rate ($900,000 impact), mostly due to shift in product mix, as hyperlink pricing remained relatively stable throughout the period.

Per approved lead and per application lead generation revenue combined increased by $62.2 million for the period from August 25, 2010 to December 31, 2010 compared to the same period in 2009 due to the 2010 Acquisitions ($53.5 million impact), and an increase in per approved lead volume and yields ($1.9 million impact and $7.2 million impact, respectively), partially offset by a decrease in non-acquired lead volume for per application lead generation revenue ($500,000 impact). This decrease was the result of optimizing lead routing to our acquired platform and not the result of a decrease in our organic business.

Cost of Revenue and Gross Margin

Cost of revenue for the period from August 25, 2010 to December 31, 2010 of $40.6 million was $21.9 million higher than the same period in 2009. $20.5 million of this increase was due to distribution payments to our online partners and affiliates associated with the 2010 Acquisitions, and the remaining $1.3 million increase in distribution payments to our online partners and affiliates was due to higher online revenue. Our gross margin for the period from August 25, 2010 to December 31, 2010 was 63%, compared to 57% for the same period in 2009, increasing primarily due to the higher gross margins on our per approved lead revenue as a result of higher organic traffic.

Operating Expenses

Sales

Sales expenses for the period from August 25, 2010 to December 31, 2010 of $3.4 million were $867,000 higher than the same period in 2009. The 2010 Acquisitions resulted in additional compensation expense of $908,000, which was partially offset by $82,000 of lower sales commission expense.

Marketing

Marketing expenses for the period from August 25, 2010 to December 31, 2010 of $13.7 million, were $10.0 million higher than the same period in 2009. The 2010 Acquisitions resulted in higher SEM, marketing, and compensation expense of $8.4 million, $513,000, and $314,000 respectively. The Company also incurred an additional $625,000 in SEM expense for the period from August 25, 2010 to December 31, 2010 as compared to the same period in 2009.

Product Development

Product development costs for the period from August 25, 2010 to December 31, 2010 of $3.7 million were $1.2 million higher than the comparable period in 2009. The 2010 Acquisitions resulted in higher IT operating expenses and compensation expense of $833,000 and $611,000 respectively.

General and Administrative

General and administrative expenses for the period from August 25, 2010 to December 31, 2010 of $9.9 million were $4.0 million higher than the same period in 2009. The 2010 Acquisitions resulted in higher compensation expense, bonus expense, bad debt expense, rent of expense, and merchant discount fees of $808,000, $1.0 million, $327,000, $343,000, and $481,000, respectively. The Company also incurred an additional $1.1 million in bonus expense for the period from August 25, 2010 to December 31, 2010 as compared to the same period in 2009.

Acquisition Related Expenses and Related Party Fees

Acquisition related expenses and related party fees for the period from August 25, 2010 to December 31, 2010 were $1.6 million as compared to $2.4 million for the same period in 2009. Acquisition related expenses and related party fees for the period from August 25, 2010 to December 31, 2010 were for the Senior Secured Notes, the 2010 Acquisitions, and advisory fees to shareholders, while the acquisition related expenses and related party fees for the same period in 2009 were for the Bankrate Acquisition and advisory fees to shareholders.

Restructuring Costs

During the period from August 25, 2010 to December 31, 2010, restructuring costs of $1.2 million represented costs incurred to terminate 15 employees, relocate 13 employees and exit one building facility to achieve cost synergies. We had $0 of restructuring costs during the same period in 2009.

Legal Settlements

Legal settlement costs represent the costs associated with the final settlement of an appraisal lawsuit filed in connection with the Bankrate Acquisition, which sought a judicial appraisal of the value of the common stock of Bankrate immediately prior to the Bankrate Acquisition. The settlement amount of $1.6 million for the period from August 25, 2010 to December 31, 2010 represents the incremental amount above and beyond the $28.50 offer price and the associated accrued interest.

Depreciation and Amortization

Depreciation and amortization expense for the period from August 25, 2010 to December 31, 2010 of $13.9 million was $4.1 million higher than the same period in 2009 due to the full period impact of the 2010 Acquisitions, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), Net

Interest expense, net for the period from August 25, 2010 to December 31, 2010 was $14.5 million, which primarily consisted of $13.3 million for interest on the Senior Secured Notes and $1.2 million for interest payable to dissenting stockholders.

Interest expense, net for the period from August 25, 2009 to December 31, 2009 was $12.4 million, which primarily consisted of $11.1 million for interest on the intercompany loan from the Company to Holdings and $1.3 million for interest payable to dissenting stockholders.

Income Tax Expense (Benefit)

Our effective tax rate changed from approximately 40% during the period from August 25, 2009 to December 31, 2009 to approximately 39% in the same period in 2010. The decrease was primarily due to state income tax allocations.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Revenue

Total revenue was $99.1 million and $34.5 million for the three months ended March 31, 2011 and March 31, 2010, respectively, representing an increase of 187% (an increase of 35% excluding the impact of the acquisitions completed after March 31, 2010), due to the reasons set forth below.

Display advertising revenue increased by $400,000 for the three months ended March 31, 2011 compared to the same period in 2010, which was driven by an increase in page views ($1.7 million impact), partially offset by a decrease in the cost per impressions yield per page ($1.3 million impact).

Hyperlink revenue decreased by $2.0 million for the three months ended March 31, 2011 compared to the same period in 2010, due to a decrease in the number of mortgage and deposit clicks ($1.5 million impact), and a decrease in the average cost per click rate ($500,000 impact), which was due to shift in product mix, as hyperlink pricing remained relatively stable throughout the period.

Per approved lead and per application lead generation revenue combined, increased by $65.8 million for the three months ended March 31, 2011 compared to the same period in 2010 due to the acquisitions completed after March 31, 2010 ($52.4 million impact), an increase in per approved lead volume and yield ($1.8 million and $8.0 million impact, respectively), as well as an increase in volume for per application lead generation revenue ($3.6 million impact).

Cost of Revenue and Gross Margin

Cost of revenue for the three months ended March 31, 2011 of $38.0 million was $23.8 million higher than the same period in 2010. Acquisitions completed after March 31, 2010 resulted in higher distribution payments to our online partners and affiliates of $16.1 million. The Company also incurred an additional $6.5 million in distribution payments to our online partners and affiliates as a result of higher online revenue. Our gross margin for the three months ended March 31, 2011 was 62%, compared to 59% for the same period in 2010, increasing primarily due to the increase in per approved lead generation revenue, which has a higher gross profit margin.

Operating Expenses

Sales

Sales expenses for the three months ended March 31, 2011 of $3.0 million were $957,000 higher than the same period in 2010. Acquisitions completed after March 31, 2010 resulted in additional compensation expense of $573,000 and additional sales commission expenses of $241,000 as compared to the same period in 2010.

Marketing

Marketing expenses for the three months ended March 31, 2011 of $16.1 million were $13.4 million higher than the same period in 2010. Acquisitions completed after March 31, 2010 resulted in higher SEM and marketing expenses of $8.3 million and $3.0 million respectively. The Company also incurred an additional $1.5 million in SEM expense to drive higher online revenue during the three months ended March 31, 2011 as compared to the same period in 2010.

Product Development

Product development costs for the three months ended March 31, 2011 of $3.4 million were $1.6 million higher than the same period in 2010. The increase was primarily driven by product development costs associated with the acquisitions completed after March 31, 2010 resulting in higher compensation expense of $807,000 and IT expenses of $1.0 million.

General and Administrative

General and administrative expenses for the three months ended March 31, 2011 of $7.8 million were $3.3 million higher than the same period in 2010. Acquisitions completed after March 31, 2010 resulted in increased compensation expense of $969,000, bonus expense of $1.1 million, bad debt expense of $600,000, bank fees of $306,000 and rent expense of $299,000.

Acquisition Related Expenses and Related Party Fees

Acquisition related expenses and related party fees for the three months ended March 31, 2011 was $1.5 million as compared to $959,000 for the same period in 2010. Acquisition related expenses and related party fees for the three months ended March 31, 2011 were for advisory fees to shareholders, legal fees associated with settlement of the shareholder appraisal rights lawsuits, consulting fees for the preparation of the registration statement of which this prospectus forms a part and fees associated with the IRS audit of fiscal 2009 and the Bankrate Acquisition. The acquisition related expenses and related party fees for the same period in 2010 were for legal fees for shareholder appraisal rights lawsuits and advisory fees to shareholders.

Restructuring Costs

Restructuring costs of $660,000 represent costs incurred as a result of terminating 21 employees during the three months ended March 31, 2010. We had $0 of restructuring costs during the same period in 2011.

Depreciation and Amortization

Depreciation and amortization expense for the three months ended March 31, 2011 of $10.8 million was $3.8 million higher than the same period in 2010 due to the full period impact of the acquisitions completed after March 31, 2010, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), net

Interest expense, net for the three months ended March 31, 2011 primarily consists of expenses associated with the Senior Secured Notes, partially offset by de minimis interest earned on cash and cash equivalents. Interest expense, net for the three months ended March 31, 2011 was $9.4 million.

Interest expense, net for the three months ended March 31, 2010 primarily consists of expenses associated with the $222.0 million intercompany loan from the Company to Holdings through July 13, 2010 and $56.7 million payable to dissenting stockholders partially offset by de minimis interest earned on cash and cash equivalents. Interest expense, net for the three months ended March 31, 2010 was $8.9 million, which primarily consisted of $8.0 million for the intercompany loan and $920,000 for dissenting stockholders.

Income Tax Expense (Benefit)

Our income tax expense for the three months ended March 31, 2011 of $4.1 million was $7.3 million higher than our net benefit of $3.2 million for the three months ended March 31, 2010. Our effective tax rate changed from approximately 38% during the three months ended March 31, 2010 to approximately 45% in the same period in 2011 due to non-deductible costs incurred.

Quarterly Results Of Operations

The following table presents certain unaudited quarterly statement of income data for each of the last nine quarters through the three months ended March 31, 2011. The information has been derived from our unaudited condensed consolidated financial statements. In the opinion of our management, the unaudited condensed consolidated financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

	Unaudited Fiscal Year 2009					Unaudited Fiscal Year 2010				Unaudited Fiscal Year 2011
	Predecessor			Successor		Successor				Successor
	Three months ended		Period from July 1 to August 24	Period from August 25 to September 30	Three months ended	Three months ended				Three months ended
($ in thousands)	March 31	June 30			December 31	March 31	June 30	September 30	December 31	March 31
Statement of Operation Data
Revenue:	$38,337	$31,027	$18,282	$12,500	$31,337	$34,460	$38,258	$70,616	$77,264	$99,078
Cost of revenue	14,995	12,907	10,389	5,301	13,368	14,184	14,509	27,813	28,820	37,949

Gross margin	23,342	18,120	7,893	7,199	17,969	20,276	23,749	42,803	48,444	61,129

Operating expenses:
Sales	2,434	2,187	5,485	744	1,811	1,994	1,960	2,301	2,369	2,951
Marketing	2,477	2,170	2,201	1,112	2,517	2,654	3,232	7,897	9,889	16,073
Product development	1,817	1,837	1,630	660	1,886	1,821	1,698	2,761	2,442	3,387
General and administrative	5,513	5,259	12,325	1,741	4,164	4,561	4,564	6,544	7,313	7,842
Legal settlements	—	—	—	—	—	—	—	141	1,505	—
Acquisition related costs and related party fees	—	—	34,562	609	1,810	959	2,081	13,099	1,251	1,473
Restructuring charges	—	—	—	—	—	660	—	2,698	(70)	—
Depreciation and amortization	2,983	3,344	1,967	1,452	8,337	7,019	7,365	11,190	9,652	10,846

	15,224	14,797	58,170	6,318	20,525	19,668	20,900	46,631	34,351	42,572

Income from operations	8,118	3,323	(50,277)	881	(2,556)	608	2,849	(3,828)	14,093	18,557
Interest income (expense), net	10	16	4	(3,305)	(9,081)	(8,934)	(9,153)	(10,410)	(10,520)	(9,397)

Income (loss) before income taxes	8,128	3,339	(50,273)	(2,424)	(11,637)	(8,326)	(6,304)	(14,238)	3,573	9,160
Income tax expense (benefit)	3,413	1,409	(9,044)	(641)	(4,979)	(3,154)	(2,459)	(3,838)	5,683	4,099

Net (loss) income	$4,715	$1,930	$(41,229)	$(1,783)	$(6,658)	$(5,172)	$(3,845)	$(10,400)	$(2,110)	$5,061

Liquidity And Capital Resources

	December 31,		March 31, 2011	Change from December 31, 2009 to December 31, 2010	Change from December 31, 2010 to March 31, 2011
($ in thousands)	2009	2010
Cash and cash equivalents	$77,642	$114,754	$36,345	$37,112	$(78,409)
Working capital	26,554	63,333	65,463	36,779	2,130
Stockholders’ equity	322,058	624,248	629,516	302,190	5,268

Our principal ongoing source of operating liquidity is the cash generated by our business operations. We consider all highly liquid debt investments purchased with an original maturity of less than three months to be cash equivalents.

We have entered into the Credit Agreement, pursuant to which up to $100,000,000 of senior secured revolving loans will be made available to the Company, as borrower, from time to time upon its request and satisfaction of certain conditions. See “Description of Other Indebtedness” for more information regarding the Credit Agreement.

On June 30, 2011, pursuant to the terms of the Indenture, the Company redeemed $105,000,000 of the outstanding notes and completed the Notes Redemption.

Our primary uses of cash have been to fund our working capital and capital expenditure needs, fund acquisitions, and service our debt obligations. We believe that we can generate sufficient cash flows from operations to fund our operating and capital expenditure requirements, as well as to service our debt obligations, for fiscal year 2011. In the event we experience a significant adverse change in our business operations, we would likely need to secure additional sources of financing.

As of March 31, 2011, we had working capital of $65.5 million and our primary commitments were normal working capital requirements and $7.4 million in accrued interest for the Senior Secured Notes.

As of December 31, 2010, we had working capital of $63.3 million and our primary commitments were normal working capital requirements, $61.3 million in payables to dissenting stockholders and its related accrued interest payable included in other current liabilities and $16.4 million in accrued interest for the Senior Secured Notes.

As of December 31, 2009, we had working capital of $26.6 million and our primary commitments were normal working capital requirements, $62.4 million in liability and accrued interest payable to dissenting stockholders and $11.1 million in accrued interest to Holdings for the $222.0 million Intercompany Note.

We assess acquisition opportunities as they arise. Financing may be required if we decide to make additional acquisitions or if we are required to make any earn-out payments to which the former owners of our acquired businesses may be entitled. There can be no assurance, however, that any such opportunities may arise, or that any such acquisitions may be consummated. Additional financing may not be available on satisfactory terms or at all when required.

Operating Activities

During the three months ended March 31, 2011, we used $1.7 million of cash in operating activities, including $17.8 million in interest payments on the Senior Secured Notes, $500,000 in acquisition earnout payment, $2.0 million in acquisition expenses and related party fees related to the 2010 Acquisitions. The remaining use of cash was primarily the result of funding working capital to drive the significant growth we experienced during the three months ended March 31, 2011. Our net income of $5.1 million was adjusted for depreciation and amortization of $10.8 million, bad debt expense of $652,000, amortization of deferred financing costs and original issue discount of $624,000 and a net negative change in the components of operating assets and liabilities of $18.9 million. This negative change in operating assets and liabilities resulted in part from a $1.6 million increase in prepaid expenses and other assets, a $8.5 million increase in accrued expenses, a $13.1 million increase in accounts receivable, a $2.4 million decrease in deferred revenue, and a $10.4 million decrease in accounts payable and other liabilities primarily due to interest accrued less interest paid on the Senior Secured Notes.

During the three months ended March 31, 2010, we generated $15.9 million of cash from operating activities. Our net loss of $5.2 million was adjusted for depreciation and amortization of $7.0 million, bad debt expense of $21,000, amortization of deferred financing costs of $26,000 and a net positive change in the components of operating assets and liabilities of $14.0 million. This positive change in operating assets and liabilities resulted in part from an $11.3 million decrease in prepaid expenses and other assets primarily due to income tax refunds; a $4.3 million increase in other liabilities; a $1.9 million increase in accounts receivable; a $580,000 decrease in deferred revenue; and a net $860,000 increase in accounts payable.

During the year ended December 31, 2010, we generated $31.1 million of cash from operating activities, net of payments of $25.5 million in interest related to the note payable to Holdings, $17.4 million in acquisition related expenses and related party fees related to the 2010 Acquisitions, and $2.9 million in restructuring costs also related to the 2010 Acquisitions. Our net loss of $21.5 million was adjusted for depreciation and amortization of $35.2 million primarily for intangible assets from the Bankrate Acquisition and the 2010 Acquisitions, bad debt expense of $776,000, a net decrease in deferred income taxes of $7.6 million and a net positive change in the components of operating assets and liabilities of $22.5 million. This positive change in operating assets and liabilities resulted in part from a $24.0 million decrease in prepaid expenses and other assets, mostly related to income tax receivables; a $3.1 million decrease in accrued expenses; an $11.1 million increase in accounts receivable; a $4.1 million increase in deferred revenue; and a $8.4 million increase in accounts payable and other liabilities.

During the period from August 25, 2009 to December 31, 2009, we generated $14.2 million of cash from operating activities. Our net loss of $8.4 million was adjusted for depreciation and amortization of $9.8 million, bad debt expense of $126,000, a net decrease in deferred income taxes of $1.6 million and a net positive change in the components of operating assets and liabilities of $14.3 million. This positive change in operating assets and liabilities resulted in part from a $1.7 million decrease in prepaid expenses and other assets; a $254,000 increase in accrued expenses; a $1.1 million increase in accounts receivable; a $1.4 million increase in deferred revenue; and a $12.0 million increase in accounts payable and other liabilities primarily related to accrued interest on the note payable to Holdings.

During the period from January 1, 2009 to August 24, 2009, we generated $25.3 million of cash from operating activities. Our net loss of $34.6 million was adjusted for depreciation and amortization of $8.3 million, bad debt expense of $540,000, a net increase in deferred income taxes of $10.9 million, stock based compensation of $22.5 million, excess tax benefit from stock options of $684,000 and a net positive change in the components of operating assets and liabilities of $18.3 million. This positive change in operating assets and liabilities, resulted in part from a $28.6 million increase in prepaid expenses and other assets, primarily related to income tax receivables; a $33.3 million increase in accrued expenses; a $9.6 million decrease in accounts receivable; a $177,000 decrease in deferred revenue; and a $4.2 million increase in accounts payable and other liabilities.

During the year ended December 31, 2008, we generated $42.7 million of cash from operating activities, net of payments for income taxes of $13.2 million. Our net income of $19.6 million was adjusted for depreciation and amortization of $9.1 million, bad debt expense of $1.2 million, a net decrease in deferred income taxes of $3.7 million, stock based compensation of $13.4 million, excess tax benefit from stock options of $521,000, impairment charges of $2.4 million and a net positive change in the components of operating assets and liabilities of $1.0 million. This positive change in operating assets and liabilities resulted in part from a $4.5 million decrease in prepaid expenses and other assets; a $2.8 million decrease in accrued expenses; a $1.0 million increase in accounts receivable; a $468,000 increase in deferred revenue; and a $139,000 decrease in accounts payable and other liabilities.

Investing Activities

For the three months ended March 31, 2011, cash flows used in investing activities was $15.3 million and includes $13.4 million of cash used for the acquisitions of Bargaineering and Trouvé and $1.8 million for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the three months ended March 31, 2010, cash flows used in investing activities was $22.1 million and includes $8.0 million of cash used for acquisitions of Bargaineering and InsuranceQuotes; $13.6 million in earn out payments made and $535,000 for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the year ended December 31, 2010, cash flows used in investing activities was $373.0 million and includes $355.2 million of cash used for acquisitions of Bargaineering, InsuranceQuotes, NetQuote, CreditCards, and InfoTrak; $13.6 million in earn out payments made and $4.5 million for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the period from August 25, 2009 to December 31, 2009, cash flows used in investing activities was $56.2 million and includes $51.6 million of cash used in the Bankrate Acquisition, $3.8 million in earn out payments made and $895,000 for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the period from January 1, 2009 to August 24, 2009, cash flows used in investing activities was $13.6 million and includes $11.8 million of earn out payments made and $1.8 million for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the year ended December 31, 2008, cash flows used in investing activities was $119.8 million and includes $114.9 million of cash used in the acquisitions of Bankaholic, CCG, InsureMe and Fee Disclosure and $4.9 million for purchases of furniture, fixtures and equipment.

Financing Activities

For the three months ended March 31, 2011, cash flows used in financing activities was $61.3 million, which consisted of payments to dissenting stockholders of the Bankrate Acquisition.

For the three months ended March 31, 2010, there were $0 of cash flows from financing activities.

For the year ended December 31, 2010, cash flows from financing activities was $379.0 million, which consisted of $285.7 million related to the issuance of the Senior Secured Notes, net of discount upon issuance, $99.5 million related to the issuance of preferred and common stock and payments made to dissenting stockholders of the Bankrate Acquisition of $6.1 million.

For the period from August 25, 2009 to December 31, 2009, cash flows provided by financing activities was $60.4 million, which consisted of $60.9 million from dissenting stockholders of the Bankrate Acquisition and $526,000 of deferred financing costs.

For the period from January 1, 2009 to August 24, 2009, cash flows provided by financing activities was $1.6 million, which consisted of $1.6 million related to the issuance of Company common stock and approximately $684,000 in excess tax benefit from stock options, offset by approximately $730,000 in payments for the purchase of Company common stock.

For the year ended December 31, 2008, cash flows used in financing activities was $1.9 million, which consisted of $4.4 million related to the purchase of Company common stock offset by $2.0 million related to the issuance of common stock and $521,000 in excess tax-benefit from stock options.

Contractual Obligations

The following table represents the amounts due under the specified types of contractual obligations as of March 31, 2011:

($ in thousands)	Total	Payments Due Less Than One Year	One To Three Years	Three To Five Years	More Than Five Years
Capital lease obligations	$165	$36	$72	$57	$—
Operating lease obligations(1)	9,853	2,304	4,117	2,725	707
Purchase obligations(2)	10	10	—	—	—
Long-term debt(3)	458,625	35,250	70,500	352,875	—
Estimated tax payments for uncertain tax positions	5,732	—	5,573	159	—

	$474,385	$37,600	$80,262	$355,816	$707

(1)	Includes our obligations under existing operating leases.
(2)	Represents base contract amounts for Internet hosting, co-location, content distribution and other infrastructure costs.
(3)	Represents interest and principal payments on Senior Secured Notes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objective of our investment strategy is to preserve principal while maximizing the income we receive from investments without significantly increasing risk. To minimize this risk, to date we have maintained our portfolio of cash equivalents in short-term and overnight investments that are not subject to market risk, as the interest paid on such investments fluctuates with the prevailing interest rates. As of March 31, 2011, all of our cash equivalents mature in less than three months.

Exchange Rate Sensitivity

Our exposure to exchange rate risk is primarily that of a net receiver of currencies other than the US dollar. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, will negatively affect the Company’s net sales and gross margins as expressed in U.S. dollars. Additionally, we have not engaged in any derivative or hedging transactions to date.

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 relative to Level 3 investments did not have a material impact on the Company’s condensed consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13 (an update to ASC 605-25), Revenue Recognition: Multiple-Element Arrangements which is effective for annual periods beginning on or after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, ASU 2009-13 permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. The adoption of ASU 2009-13 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, (ASC Topic 805, “Business Combinations”). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the Company’s condensed consolidated financial statements.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements include the following four categories: obligations under certain guarantees or contracts; retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations under material variable interests.

Besides the offering of the Senior Secured Notes (as defined herein), we have not entered into any material arrangements which would fall under any of these four categories and which would be reasonably likely to have a current or future material effect on our results of operations, liquidity or financial condition.

BUSINESS

Overview

We are a leading publisher, aggregator and distributor of personal finance content on the Internet. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance editorial content across multiple vertical categories including mortgages, deposits, insurance, credit cards, and other categories, such as retirement, automobile loans, and taxes. We also aggregate rate information from over 4,800 institutions on more than 300 financial products. With coverage of nearly 600 local markets in all 50 U.S. states, we generate over 172,000 distinct rate tables capturing on average over three million pieces of information daily. Our comprehensive offering of personal finance content and product research has positioned us as a recognized personal finance authority with over 10,000 attributable media mentions or interviews in 2010, including numerous television features on major networks. Our online network, which consists of Bankrate.com, our flagship website, and our other owned and operated personal finance websites, had over 150 million visits in 2010. In addition, we distribute our content on a daily basis to over 175 online partners and print publications, including some of the most recognized brands in the world.

Our business benefits from the secular shift toward consumer use of the Internet to research and shop for personal finance products. The Internet’s unique aggregation capabilities allow consumers to access and research vast amounts of information to efficiently compare prices and enable an informed purchase decision. We believe this is driving consumers to increasingly research and apply online for personal finance products and shift away from more traditional buying patterns. We stand to benefit from this major secular shift as a result of our leading position in the personal finance services markets driven by our strong brands, proprietary and aggregated content, breadth and depth of personal finance products, broad distribution, leading position in algorithmic search results and monetization capabilities.

Founded 35 years ago as a print-based financial and market data research business, Bankrate began moving online in 1996. Since 2004, under the leadership of our current management, we strategically broadened and diversified our product, content and consumer offerings through internal development activities and acquisitions. We now offer:

•	branded content that educates consumers and financial professionals on a variety of personal finance topics;

•	a market leading platform for consumers searching for competitive rates on mortgages, deposits, and money market accounts;

•	competitive quotes to consumers for auto, business, home, life, health and long-term care insurance from our leading network of insurance agents and carriers; and

•	comparative credit card offers to customers for consumer and business credit cards in the United States, Canada and the United Kingdom through our leading network of credit card websites.

Our unique content and rate information is distributed through three main sources: our owned and operated websites, online co-brands, and print partners. We own a network of content-rich, proprietary websites focused on specific vertical categories, including mortgages, deposits, insurance, credit cards and other personal finance categories. We also develop and provide web services to over 75 co-branded websites with online partners, including some of the most trusted and frequently visited personal finance sites on the Internet such as Yahoo!, AOL, CNBC and Bloomberg. In addition, we license editorial content to over 100 newspapers on a daily basis, including The Wall Street Journal, USA Today, The New York Times, The Los Angeles Times and The Boston Globe.

Our primary sources of revenue are display advertising, performance-based advertising and lead generation. In 2010 we generated pro forma revenue of $300.9 million, pro forma Adjusted EBITDA of $93.0 million, net loss of $21.5 million and cash flow from operating activities of $31.1 million. During the first quarter of 2011, we generated revenue of $99.1 million, Adjusted EBITDA of $30.9 million, net income of $5.1 million, and cash flow from operating activities of ($1.7) million.

Recent History

After 10 years as a public company, we were acquired on August 25, 2009 by Ben Holding S.à r.l., an entity wholly owned by Apax VII Funds which are advised by Apax Partners LP and Apax Partners LLP. Since then, we have executed several acquisitions, including two important acquisitions in NetQuote and CreditCards.com, enabling us to strengthen our offering to both advertisers seeking high quality leads and consumers who are looking for a comprehensive suite of financial products. These acquisitions have strengthened our position through increased selection of products and increased scale of our audience resulting in greater appeal to personal financial services partners and greater spending per partner.

Industry

The Internet has evolved into one of the most effective and comprehensive sources for personal finance content. Traditionally, consumers used sources of information such as word-of-mouth, referrals, newspapers, mortgage guides, insurance brokers and agents to research and address their financial needs. However, these approaches are often time consuming, error prone, and not transparent. Widespread access to the Internet and availability of content and the benefits associated with shopping and researching online has allowed consumers to increasingly rely on the Internet for their financial shopping needs. Using the Internet, consumers can search for and compare financial products and services across multiple sites and choose the right alternative for them. According to an industry study, over 60% of financial services consumers conducted research online and 37% of consumers who conducted research online also applied for a financial product online.

Companies have expanded their online marketing efforts to reach this large and growing online audience cost-effectively. As website traffic grows, online advertising continues to grow as a share of overall advertising. This secular shift is expected to continue in the United States as ZenithOptimedia estimates that online advertising will grow at a compound annual rate of 15% from 2010 through 2013. ZenithOptimedia also estimates that as of 2010 only 15% of total advertising spend in the United States has moved online. We believe our business will continue to benefit as the percentage of advertising dollars spent online increases to reflect the greater amount of media consumed online.

We believe consumers are focused on price and have become increasingly price sensitive as the cost of financial products and services has risen. For example, according to SNL Financial LC, life insurance premiums have grown by 22% since 1999. We believe consumers are increasingly looking for low cost alternatives to effectively manage their budgets and are growing agnostic to the choice of financial service provider.

As the economy and job markets recover, the personal financial services market is well-positioned to continue to rebound. Since demand for financial services is generally correlated to the growth of the economy, financial institutions’ online and traditional marketing spend is expected to increase as a result. For example, in 2010, major credit card companies increased advertising and lead generation spending after significantly cutting their budgets in 2008 and 2009.

We believe our end markets are well positioned to experience healthy growth in the coming years given the increasing use of the Internet, the shift in advertising spent from offline to online, the anticipated economic rebound and improving macroeconomic trends.

Traditional bank and mortgage products form the largest segment within the personal finance market. In 2010, home loans, non-revolving debt and deposits totaled $13.8 trillion, $0.8 trillion and $9.4 trillion, respectively. Increasing competition amongst financial institutions has made new customer acquisition more expensive. To reduce costs and increase the effectiveness and reach of their marketing, financial institutions have shifted their efforts by focusing on specific market segments where they have expertise or where they offer the most competitive price. We believe that the Internet offers opportunities for financial institutions to connect with their targeted audience in a cost effective and an efficient way unlike traditional mass distribution methods such as direct mailing, telemarketing, branch networking and event marketing.

The insurance market generated approximately $1 trillion in annual premiums (excluding health insurance) in 2010 and has been growing consistently in recent years. Although the marketing budget for national consumer direct insurers is large, the majority of insurance is still sold locally through over 430,000 individual agents in the U.S., resulting in a substantial market of local insurance agents interested in customer leads. Because generating new customer leads is critical for insurers, insurers spent over $4 billion on advertising in 2010. The Internet represents an attractive and convenient channel for consumers and agents to research and compare multiple quotes and, as a result, the addressable market for online insurance lead generation is expected to grow substantially.

Outstanding credit card loans totaled $827 billion at the end of 2010. Although the global recession has decreased overall credit card marketing, for the first time in three years, credit card direct mail volume increased to 2.7 billion pieces in 2010, a 96% increase from 2009. However, the response rates to direct mail offers continue to be low at 0.6% or less in each of the last ten years, according to the Direct Marketing Association. Due to declining response rates and rising costs of offline marketing channels, credit card issuers are actively looking for alternative marketing channels such as the Internet. Today, the Internet represents a small portion of the total marketing expenditures by credit card issuers. We believe online credit card marketing expenditures will increase as issuers seek more effective cost-efficient methods to source new cardholder accounts.

Challenges for the Online Personal Finance Industry

Consumers traditionally have lacked a single source that offers a wide selection of financial products and services at various price points with objective, independent, transparent, and unbiased research. Most of the personal finance websites in the market today are geared towards investment advice, business news, stock market information or rate data. The websites that do offer personal finance content often lack scale or do not offer independent, unbiased and objective research. Some of these websites aggregate rate data from multiple micro-sites on the Internet to attract advertisers but lack proprietary editorial content and significant depth, breadth and quality of data. Accordingly, consumers are seeking out content that they can trust. In spite of a large amount of personal finance literature available both online and print, consumers often rely upon personal relationships and word-of-mouth to choose their financial products and services. This creates a challenge for consumers to effectively make significant purchasing decisions.

Financial institutions find it difficult to reach a target audience for their products and services. Most existing online marketing channels today for financial institutions lack scale or do not attract the highest quality or ready-to-transact target audience. The online personal finance market is fragmented and financial institutions may need to advertise on multiple websites to reach a subset of their relevant target audience. This impacts the success of advertising on any single website and increases marketing spend per customer for the advertisers.

Our Solution

We provide consumers and institutions with a comprehensive personal finance market place through our content-rich flagship website, Bankrate.com, and our other branded personal finance destination websites. We allow consumers to shop for a wide variety of financial products and services online, including mortgages, deposit accounts, insurance products and credit cards. We offer fully researched, independent and objective financial content to our consumers through an easy-to-use web interface. We offer our advertisers access to a high quality ready-to-transact visitor base. We understand the importance of critical financial decisions and have designed our solutions to provide relevant information, content and advice to consumers to help them make the right decisions more efficiently and conveniently.

We have broadened the focus of our content by expanding our research from 100 financial products in 155 markets in 2001 to more than 300 financial products in nearly 600 local markets today. We aggregate rate information across 4,800 financial institutions and operate in all 50 U.S. states. We generate 172,000 distinct rate tables capturing on average over three million pieces of information daily. We also provided approximately 15 million leads to more than 28,000 insurance agents and generated more than 22 million offer clicks to credit card issuers in 2010.

Our brand and the scale and quality of our content have helped us attract increasing numbers of ready-to-transact consumers over the years. As more consumers visited and researched personal finance products on our websites, more financial institutions listed their products and services with us. The combination of more consumers seeking personal finance products online and more companies providing more products and services increases the quality, depth and breadth of our offerings and attracts even more consumers, advertisers and institutions as a result. Additionally, the prominence of our brands, the quality of our content, the engineering architecture of our site, and many other factors that drive relevance have generally resulted in prominent placement in financial services search results for the leading search engines. This increased distribution via algorithmic search provides additional traffic to our site, again further attracting more partners and resulting in increased selection of personal finance products and more content. This virtuous cycle has enabled us to reinforce our leadership position and achieve a loyal advertiser and consumer base.

Our Strengths

Market Leader for Personal Finance Content. We are a market leading publisher, aggregator, and distributor of personal finance content on the Internet. Bankrate provides consumers with a comprehensive financial marketplace with “best in class” content and services across vertical categories including mortgages, deposits, insurance products and credit cards. In 2010, we generated over 150 million visits to our websites, sold approximately 15 million insurance leads and generated 22 million credit card offer clicks. Our comprehensive offering of personal finance content, tools and product research has positioned us as a leading research authority. We believe our leading position will continue to enable us to take advantage of the secular shift to the Internet as a source of personal finance solutions. Specifically, our market leadership position makes us a “must buy” for advertisers that are targeting shoppers for personal finance products and among the “first stops” for shoppers seeking personal finance services.

Leading Consumer Brands. We have built strong, recognizable and highly trusted brands over our 35 year history. Founded in 1976 as a print publisher of the “Bank Rate Monitor”, we have grown into a trusted and authoritative source in the personal finance landscape across our key vertical categories. The strength of our brands leads to more than 70% of our visitors coming to our websites by directly typing our Internet address in a URL or via unpaid search. We believe this is an important competitive differentiator. Furthermore, the strength of our brand has permitted us to be a partner of choice for other leading personal finance content providers.

High Quality, Proprietary Content. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance content, data and tools. Our editorial staff of 33 editors and reporters, 90 freelancers and 15 expert columnists delivers “best in class” content and provides news and advice through over 150 new articles per week on top of over 50,000 stories in our database. Our reporters and editors have extensive media experience in newspaper, magazine, new media and/or broadcast with a combined average of 15 years experience in journalism. They regularly receive broad media coverage for their knowledge and expertise in particular personal finance services, including appearances on nationally televised programs.

We also aggregate rate information from over 4,800 institutions and have broadened the focus of our financial products research from 100 financial products in 155 markets in 2001 to more than 300 financial products in nearly 600 local markets today. In addition, we generate 172,000 distinct rate tables capturing on average over three million pieces of information on a daily basis. All products included in our database have narrowly defined criteria so that information provided by institutions is comparable. Our quality control process includes several visual checks and proofing by different staff members to ensure that the data inputs are accurate. Our staff also reviews each listing in relation to regional and national trends and for overall accuracy and consistency of fees. In addition, our staff performs anonymous shopping on a daily basis in order to validate the data in a consumer setting. Institutions providing invalid data are contacted by our quality control staff to ensure that future information will be accurate. Our proprietary content is a unique point of difference that attracts personal finance product shoppers to come to our websites over other choices for their personal finance needs.

We believe our unique content is a key differentiator in our value proposition to shoppers that are making highly informed, high ticket price buying decisions. Additionally, the competency of creating unique content would be challenging for others to replicate.

Significant Selection, Breadth and Depth of Offering. Bankrate provides both a broad range of personal finance products across vertical categories including mortgages, deposits, insurance, credit cards, and other personal finance categories, including retirement, automobile loans, and taxes, as well as great depth of selection in each category. Our selection both across and within vertical categories is a key differentiator in the value proposition to personal finance service shoppers. The 2010 Acquisitions significantly augmented the scope, depth and quality of our personal finance offerings and resulted in our current leadership in the online insurance and credit cards markets. The selection across and within vertical categories make our online network a “must visit” site for shoppers looking to find the right product at the right price. Additionally, the breadth of products creates an opportunity to cross-sell over time and reinforces our position as a trusted provider of personal finance content across all vertical categories.

Superior Distribution Platforms. Our unique content and rate information is distributed through three main sources: owned and operated websites, online co-brands, and print partners. We own a network of content-rich, proprietary websites focused on specific financial vertical categories, including mortgage rates, deposits, insurance, credit cards and other personal finance categories. Bankrate’s home page and other key pages of our online network routinely rank at or near the top of major search engines’ unpaid listings for highly coveted key words and phrases related to banking products. The high rankings are largely a result of our success at creating highly relevant, widely read content, distribution links, and our expertise in optimization techniques. We also develop and provide web services to over 75 co-branded websites with online partners, including the most trusted and frequently visited personal financial sites on the Internet such as Yahoo!, AOL, CNBC and Bloomberg. In addition, we license editorial content to over 100 newspapers on a daily basis including The Wall Street Journal, USA Today, The New York Times, The Los Angeles Times and The Boston Globe. This distribution network enables us to drive large amounts of high quality traffic to our network while increasing our brand awareness in an extremely cost-effective way.

Diverse Monetization Opportunities and Strong Cash Flow. Our primary sources of revenue are display advertising, performance-based advertising and lead generation. Our breadth of monetization capabilities allows us to appeal to a broader set of advertisers that have different marketing strategies and objectives. The increased appeal from the breadth of these advertising and marketing vehicles results in more advertisers, greater demand, and better monetization. The multiple forms of monetization also serve to provide a level of diversification during different economic cycles as advertisers and marketers, during contracting periods, will look to move toward efficient pay-for-performance advertising vehicles and away from non-pay-for-performance branded display advertising. The multiple forms of monetization help drive significant operating leverage as we can add additional revenue streams across a given page view that largely has a fixed cost. The multiple ways to monetize a given page view or unique visitor to our site, combined with a highly scalable infrastructure and low capital expenditure or working capital needs, results in strong cash flow conversion.

Strong, Experienced Management Team. Our management team has an in-depth understanding of the online media and personal finance industries as well as extensive experience growing companies’ profitability, both organically and through acquisitions. Our President and Chief Executive Officer, Thomas Evans, is highly regarded in the online marketing services and personal finance sectors and has been leading online companies for over a decade. Mr. Evans leads an experienced management team with an average of more than 12 years of experience in the online media and personal finance industries. Our management team has been instrumental in our successful completion of numerous acquisitions over the past six years.

Our Growth Strategy

We believe that the personal finance sector contains significant opportunities for growth. Elements of our strategy include:

Maintaining Leadership as a Trusted and Authoritative Source for Personal Finance Content. We are focused on maintaining our position as a leading destination platform for personal finance information. We intend to continuously enhance the consumer experience and engagement on our websites to help us maintain this leadership position. One of the primary ways that we seek to differentiate ourselves is through the quality, breadth and depth of our financial content and data. As consumers increase their usage of the Internet as a tool for personal finance needs, we intend to maintain and improve our position in online comparative research for mortgages, deposit products, insurance and credit cards and potentially in additional vertical personal finance markets.

Increasing Traffic to Our Network. We believe our unique and differentiated content offering, the strength of our brands and our marketing efforts will allow us to drive substantial traffic to our online network. We intend to continue to focus on efforts that explicitly drive traffic to our websites including search engine optimization, public relations, print partnerships, increasing the size of our co-brand partner network, and limited, high return on investment, paid search efforts.

Continuing to Increase Monetization of Our Traffic. By advertising on our online network, banks, brokers, insurance companies, credit card issuers and other advertisers are accessing targeted, quality consumers poised to engage in a high-value transaction. By allowing advertisers to efficiently access these “in-market” consumers, we are ultimately creating a transaction that is beneficial for the advertiser, the consumer and us. As we continue to improve customer engagement and drive traffic to our online network to reach a greater number of users, we expect to strengthen our relationships with existing advertisers and build new relationships with potential advertisers. We intend to continuously enhance our product offering and targeting capabilities to advertisers to ensure we are increasing our monetization of content and traffic.

Developing New Products that Increase the Quality of Our Offering to Consumers, Advertisers and Partners. By enhancing and expanding our product set, we seek to maintain our industry leadership. The key goals of all of our product development efforts are to satisfy consumers, drive traffic, increase monetization and increase affiliate and partner opportunities. Examples of some areas that our product development team is currently focused on include enhancing site design, increasing social features on our sites to improve engagement, creating widgets that our affiliates can put on their websites, and many initiatives to create a substantial mobile presence. By enhancing and expanding our product set, we expect to be able to maintain our industry leadership.

Pursuing Additional Strategic Acquisitions. Acquiring companies opportunistically is a strategic core competency for us. We believe our industry relationships allow us to identify specialized companies that are attractive acquisition candidates. Over the past six years, we have made numerous acquisitions, including Bargaineering.com, InsuranceQuotes.com, InfoTrak, NetQuote and CreditCards.com in 2010. We intend to continue to pursue strategic growth opportunities that complement our online network to cost-effectively gain market share, expand into vertical categories and strengthen our content portfolio.

Our Products and Services

Consumers

As a leading provider of personal finance content, we offer our consumers deep and broad market leading information, analytics and advice across multiple categories of personal finance including: (i) mortgages and home lending, (ii) deposits, (iii) insurance, (iv) credit cards, and (v) other financial products, including those related to retirement, tax, auto, and debt management.

We aggregate rate information from over 4,800 institutions on more than 300 financial products in nearly 600 local markets in all 50 U.S. states, generating over 172,000 distinct rate tables and capturing on average over three million pieces of information daily. In addition, we offer customizable search and compare capabilities, as well as analytic tools to calculate value and costs. We believe our comprehensive marketplace of real-time, easily accessible, and relevant information equips consumers with the right tools to make informed personal finance decisions.

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Mortgages and Home Lending. We offer information on rates for various types of mortgages, home lending and refinancing options. Our rate information is specific to geographic location and contains nearly 600 local markets, covering all 50 U.S. states. Consumers can customize searches for mortgage rates by loan size, maturity, and location through our online portals. We also provide original articles that cover topics such as trends in housing markets and refinancing perspectives to help consumers with their decision making.

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Deposits. We offer rate information on various deposit products such as money market accounts, savings accounts and certificates of deposit. We also provide online analytic tools to help consumers calculate investment value using customized inputs.

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Insurance. In conjunction with our network of local agents and national insurance carriers, we facilitate a consumer’s ability to receive multiple competitive insurance quotes for auto, business, home, life, health and long-term care based on a single application. We also provide advice and detailed descriptions of insurance terms, aiding consumers in deciding amongst various policy options. Insurance quotes can be customized by age, marital status and location. In addition, we provide articles on topical subjects such as recent healthcare reforms, as well as the basics to understanding an insurance policy.

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Credit Cards. We offer a comprehensive selection of consumer and business credit and prepaid cards for visitors. We provide detailed credit card information and comparison capabilities, and allow consumers to search for cards that cater to their specific needs. We display cards by bank or issuer, credit quality, reward program, or card limit. We further host news and advice on credit card debt and bank policies, as well as tools to estimate credit score and credit card fees.

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Other Personal Finance Products. We offer information on retirement, taxes, auto, and debt management. Relevant content provided on such topics include 401(k), Social Security, tax deductions and exemptions, auto loans, debt consolidation, and credit risk.

We operate a select group of content-rich, branded personal finance destination websites. The table that follows summarizes our websites in the vertical categories that we serve.

Products and Destinations*
Mortgages and Home Lending	Deposits	Insurance	Credit Cards	Other Personal Finance Products
Bankrate.com Interest.com Bankaholic.com Bargaineering.com Mortgage-calc.com	Bankrate.com Interest.com Bankaholic.com Bargaineering.com CD.com	Bankrate.com NetQuote.com InsureMe.com InsuranceQuotes.com AutoInsuraceQuotes.com TrouvéMedia.com	Bankrate.com Bankaholic.com Bargaineering.com CreditCards.com CreditCards.ca CreditCardGuide.com CreditCardSearchEngine.com	Bankrate.com Bargaineering.com Bankaholic.com

*	The websites listed in this table and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Advertisers

We believe advertisers appreciate our value proposition as one of the leading personal finance content providers. Our relevant and proprietary content attracts consumers that are actively searching for personal finance products, allowing advertisers to effectively reach their target customer base. Our trusted reputation as an objective provider of reliable information further drives traffic and establishes a credible platform for advertisers to list their offers. We offer advertisers an attractive display advertisement platform, high quality leads and hyperlinks, all of which have resulted in the continued growth of our advertiser relationships.

Leads. We provide leads in the mortgage, credit card and insurance vertical categories. We sell leads to insurance agents, insurance carriers, credit card issuers and mortgage lenders. With our leading credit card comparison marketplace, we generated more than 22 million offer clicks to issuers in 2010, making it one of the largest third-party online application sources for all major issuers. In 2010, we sold approximately 15 million leads to more than 28,000 agents and more than 100 carriers. We charge our advertisers on a per-lead basis based on the total number of leads generated for insurance and mortgage products, and on a per-action basis for credit cards (i.e., upon approval or completion of an application). Leads are generated not only organically within the Bankrate network of websites but also through the various affiliate networks, via co-brands, and through display advertisements.

Hyperlinks. Advertisers that are listed in our rate tables have the opportunity to hyperlink their listings. Additionally, advertisers can buy hyperlinked placement within our qualified insurance listings. By clicking on the hyperlink, users are taken to the advertiser’s website. We typically sell our hyperlinks on a per-click pricing model. Under this arrangement, advertisers pay Bankrate a specific, pre-determined cost each time a consumer clicks on that advertiser’s hyperlink or phone icon (usually found under the advertiser’s name in the rate or insurance table listings). All clicks are screened for fraudulent characteristics by an independent third party vendor and then charged to the advertiser’s account.

Display Advertisements. We provide a variety of digital display formats. Our most common digital display advertisement sizes are leader boards and banners, which are prominently displayed at the top or bottom of a page, skyscrapers, islands, and posters. We charge for these advertisements based on the number of times the advertisement is displayed or based on a fixed amount for a campaign. Advertising rates may vary depending upon the product areas targeted, geo-targeting, the quantity of advertisements purchased by an advertiser, and the length of time an advertiser runs an advertisement on our online network. We sell to advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country.

Sales Strategy

Bankrate has over 70 sales personnel serving our national, regional and local advertising customers. We also have sales teams that are dedicated to specific vertical categories and customer groups, giving them greater expertise in designing solutions for our advertisers. For example we have separate sales teams trained and dedicated to serving insurance agents, credit card issuers, insurance carriers, local, regional and national banks, and local mortgage companies.

Our selling strategy focuses on leveraging our core strengths in a flexible manner to respond to our customer’s specific requirements. For example, in working with a large branded bank, we may feature a branded cost-per-thousand-impressions-based display campaign if the advertiser plans to compete primarily on brand and visibility on our sites. A different advertiser may be focused on competing directly on the basis of superior rates and therefore a rate table cost-per-click approach may be more beneficial or a cost-per-lead model may be appropriate. Many insurance carrier customers are seeking to intercept a consumer directly on brand as they are searching comparatively for products — our new insurance cost-per-click product is focused on serving this market. Other advertisers may be interested in maximizing conversion and achieving a specific return on investment, and given the conversion rates of our traffic, a per-action or per-click solution may be the most appropriate in such a case. This array of advertising options and ability to tailor a campaign to our advertisers’ needs results in more sale for us, better information for our consumers and superior consumer traffic and conversions for our customers.

We have the capability to execute on this selling strategy not only because of our wide variety of product monetization options (per-thousand-impressions, per-click, per-action and per-lead), but also because we have highly developed direct relationships with our customers. We work directly with top branded banks, mortgage, insurance and credit card issuers. Bankrate’s sales team is very knowledgeable about our advertisers’ products and are viewed as partners by our advertisers, thus allowing for a close relationship where we can offer solutions that satisfy our advertisers’ needs.

We attract our consumer audience by offering comprehensive and objective comparisons based on rates, selection, features, brand, flexibility and other key attributes, as well as content to educate our consumers on these matters. Our platform is generally a “must buy” for our advertisers for several reasons including:

•	Our advertisers vigorously compete head to head on our products. Being absent would place them at a competitive disadvantage in the marketplace for our consumers.

•	Bankrate’s platform is a specific, highly contextual destination for consumers that are generally “ready to transact.” Click-throughs therefore have a high conversion rate for our advertisers.

•	Historically, Bankrate consumers generally have been of the highest credit and financial quality and are predominately “Prime” in terms of their personal finance profile.

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Bankrate’s platform is a leading generator of highly targeted contextual consumer traffic seeking mortgage, deposit, insurance and credit card products and therefore we have provided a constant and reliable flow of customers for our advertisers.

Marketing

Over the past 35 years, Bankrate has been able to establish itself as one the most recognizable brands within the personal finance market. The strength of our brands leads to more than 70% of our visitors coming to our websites by directly typing our Internet address in a URL or via unpaid search during 2010. Another critical factor in attracting visitors to our websites is how prominently we are displayed in response to search queries regarding vertical categories in which we operate. Bankrate’s home page and other key pages of our online network routinely rank at or near the top of major search engines’ unpaid listings for highly coveted key words and phrases related to banking products. The high rankings are largely a result of our success at creating highly relevant, widely read and distributed content.

Our traffic in 2010 was also driven through more than 75 co-brand partners, including Yahoo!, AOL, CNBC and Bloomberg. Our partners place our content and rate tables on co-branded pages within their sites and we sell the advertisements on these pages and share the advertising revenues with the partner. We benefit from these relationships as these pages reach traffic that would not otherwise be generated from our website.

In addition to our online relationships, our proprietary content and interest rate information appears in premier print newspapers and magazines on a daily basis. This practice continues to reinforce our brand ubiquity and image. We currently partner with over 100 newspapers, including The Wall Street Journal, The New York Times and USA Today. While these distribution partners contribute significantly less to our revenue than our online relationships, the exposure contributes to our traffic brand awareness and credibility among consumers.

We also actively conduct media public relations campaigns to promote our editorial content and personnel to the consumer and trade media. Bankrate spokespersons are routinely featured in newspapers, magazines and in broadcast media, and are promoted to and are featured as expert commentators on major broadcast and cable news programs and talk radio. In 2010, Bankrate was referenced in over 10,000 media exposures and our spokespersons were featured in over 300 television and radio interviews, including the CBS Evening News, CNBC, CNN, Fox News Channel, Fox Business Network and MSNBC, and approximately 370 print articles, including The New York Times, The Wall Street Journal and USA Today. Finally, we produce “The Bankrate.com Personal Finance Minute” which is distributed to Sirius XM satellite radio and selected terrestrial radio stations throughout the U.S.

Customers

A significant portion of our customer base by revenue is comprised of large financial institutions such as banks or insurance carriers, and may have products covered by multiple vertical categories on our online network. Our largest customers by revenue generated in the three months ended March 31, 2011 and the year ended December 31, 2010 include Ally Bank, American Express, Amerisave, Capital One, Chase, Citibank, Discover, GEICO, and HSBC. For the three months ended March 31, 2011, our largest customer, Capital One, accounted for 12% of our total revenue across all products and our ten largest customers accounted for approximately 46% of total revenues across all products. For the year ended December 31, 2010, our largest customer, Capital One, accounted for less than 10% of our total revenue across all products, and our ten largest customers accounted for approximately 40% of total revenues across all products.

Product Development Strategy

Our product development strategy is designed to expand our advertiser base, traffic origination sources and highly targeted consumer audience, all of which are critical to our success and drive monetization. Key elements of this strategy include:

•	enhancing the consumer experience and engagement on our websites;

•	increasing traffic to our websites;

•	increasing monetization of our traffic and advertiser satisfaction;

•	developing products to expand opportunities with partners and affiliates; and

•	expanding into new products and features to further enhance our consumer relationships.

Our newly built website features a modern modular design enabling us to add features and additional content rapidly, test consumers’ response and engagement and optimize satisfaction as a result. We plan to further leverage our back-end infrastructure in the process, creating an even stronger network for our consumers, advertisers, partners and affiliates.

In addition, we have many initiatives under way to create a substantial mobile presence. These initiatives range from device-specific mobile websites to applications that help our consumers use our most popular tools and content and to address specific mobile personal finance needs.

In fulfilling our product mission, we make extensive use of site tracking and optimization technologies, and we continually monitor and improve consumer engagement and monetization. Executive steering committees regularly review initiatives across the firm and allocate resources to balance these goals. We believe that our goal-oriented product development strategy and execution, our rapid incremental iterative process, and our overall discipline have been some of the key components of our success and we believe these will continue to assist us in maintaining our competitive advantage in the future.

Competition

We compete for advertising revenues across the broad categories of personal finance content, online credit card marketplaces, and insurance marketplaces, both in traditional media such as newspapers, magazines, radio, and television, and in the rapidly growing market for online financial information. There are many competitors in our market segments. Our online and print competition includes the following:

•	search engines utilizing keyword cost-per-click advertising or comparison advertising sites/networks;

•	lead aggregators and websites committed to specific personal finance products;

•	numerous websites in each of our vertical categories competing for traffic and for advertisers;

•	financial institutions, including mortgage lenders, deposit institutions, insurance providers and credit card issuers, many of whom are also our customers; and

•	traditional offline personal finance marketing channels, including direct mail, television, radio, print and online advertising, call centers and retail bank branches.

Competition in the online publishing business is generally directed at growing users and revenue using marketing and promotion to increase traffic to websites. We believe that we compete favorably within each of the categories described above and that we will be able to maintain and enhance our leadership position.

Technology

We currently operate our online network and supporting systems on servers at secure third-party co-locations, including facilities in Atlanta, Georgia and Denver, Colorado. The third-party facilities and our infrastructure and network connectivity are monitored by Bankrate continuously, on a 24 hours a day, 365 days a year basis.

Most of our critical properties and consumer facing operations operate concurrently from multiple data centers. Multiple data centers are key to our business continuity strategy, providing continuity and recovery options if a data center should suffer a major outage.

These facilities are powered continuously from multiple sources, including uninterruptible power supplies and emergency power generators. The facilities are connected to the Internet with redundant high-speed data lines. The systems at each data center are protected by a multi-layered security and switching systems, including redundant routers, firewalls, switches, and load balancers at each data center. To provide maximum scalability, many of our high-traffic web pages are served from multiple active/active data centers through an independent content distribution network.

Multi-node clusters and active load balancing systems are used for key functions, including web serving, web services, and many databases. The vast majority of the information presented on our websites, including back-end databases that provide the raw information, is stored and delivered via such multi-node or multi-system configurations from one or both of the co-location facilities.

The extensive use of a multi-data center active/active architecture, combined with load balancing at multiple levels, ensures our ability to handle load and scale the capacity to demand. We operate key systems with substantial margins beyond our historical peak demands, maintaining the ability to serve many times our peak traffic.

Our systems are controlled and updated remotely via encrypted virtual private network (VPN) links to our operating locations. The technical services staff extensively monitors all key systems, both internally and from a web perspective, using multiple locations and methodologies. This provides continuous real-time response capability should key systems or network connections fail.

Our engineering and technical management operates from three primary locations, including North Palm Beach, Florida, Denver, Colorado, and Austin, Texas. We have additional engineering staff in San Francisco, California, United Kingdom, China, and India.

We use a combination of technologies, including Microsoft .NET, Microsoft SQL Server, LAMP (Linux, Apache, MySQL, PHP), and WordPress. We also leverage third party content distribution networks, ad serving, optimization, and tracking services to improve performance and provide instrumentation, while leveraging the scalability of major vendors in these arenas.

Intellectual Property

Our proprietary intellectual property consists of our unique research and editorial content, computer programs relating to our websites, our websites and our URLs. We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect this content. In addition, we license some of our data and content from other parties. Our copyrights, trademarks and licenses expire at various dates, and we believe that none is individually significant.

Regulatory Matters

Advertising and promotional information presented to visitors on our websites and our other marketing activities are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. In the United States, Congress has begun to adopt legislation that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction. Such legislation includes the Communications Decency Act of 1996, which regulates content of material on the Internet and the Digital Millennium Copyright Act of 1998, which provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. In the area of data protection, the U.S. Federal Trade Commission and certain state agencies have investigated various Internet companies’ use of their customers’ personal information, and certain federal and state statutes regulate specific aspects of privacy and data collection practices. In the area of credit card marketing, state, federal and foreign lending laws and regulations generally require accurate disclosure of the critical components of credit costs and impose restrictions on the advertisement of these credit terms. In addition, the Office of the Comptroller of the Currency regulates certain credit card marketing and account management practices and prohibits deceptive acts, claims or marketing practices. Because we are an aggregator of rate and other information regarding many financial products, including credit cards, we may be subject to some of these laws and regulations.

Federal, state, local and foreign governments are also considering other legislative and regulatory proposals that would regulate the Internet in more and different ways than exist today. It is impossible to predict whether new restrictions, fees, or taxes will be imposed on our services, and whether and how we would be affected. Increased regulation of the Internet both in the United States and abroad may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition or operational results.

We are not currently subject to regulatory oversight by the U.S. Department of the Treasury, the Federal Deposit Insurance Corporation, or other bank regulatory authorities.

Employees

As of March 31, 2011, we employed 378 people. None of our employees are represented under collective bargaining agreements. We have never had a work stoppage. We consider our employee relations to be good.

Facilities

Our principal administrative, sales, Internet operations, marketing and research functions are located in one leased facility in North Palm Beach, Florida. The lease is for approximately 21,000 square feet of office space and expires in November 2015, with an option to renew for one additional 5-year term. We also have substantial facilities located in Denver, Colorado where we lease approximately 16,000 square feet of office space under a lease expiring in January 2014, and in Austin, Texas where we lease approximately 10,000 square feet of office space under a lease expiring in July 2013. In addition to these facilities, we lease approximately 25,000 square feet of office space at various properties in the United States and 3,200 square feet in China, and sublease a facility in Colchester, England. The leases expire at various times. We believe we can relocate any of our facilities without significant cost or disruption. We use the properties for administration, sales, operations, and business development.

Legal Proceedings

From time to time, in addition to those identified below, we are subject to legal proceedings, claims, investigations and proceedings in the ordinary course of business. In accordance with GAAP, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be affected by the resolution of one or more of such contingencies. We expense legal costs as incurred.

Lower Fees, Inc. Litigation

On or about November 20, 2008, Lower Fees, Inc. (“LF”) filed in the Circuit Court in and for Palm Beach County, Florida a civil action against the Company, Bankrate’s Chief Executive Officer and Chief Financial Officer, alleging “fraud in the inducement” by the defendants in respect of the Company, Inc. having entered into an asset purchase agreement with LF dated February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the agreement. Following a motion by Bankrate to dismiss the complaint as baseless and failing to state a claim, on March 23, 2009, the court dismissed the complaint, and allowed LF 30 days within which to file an amended complaint. LF filed an amended complaint on April 22, 2009 which was dismissed on October 9, 2009. LF filed another amended complaint on November 6, 2009, which sought relief in the form of rescission of the transaction and attorneys’ fees and which was dismissed with prejudice on March 23, 2010. On or about April 21, 2010, LF filed a notice of appeal of the court’s March 23 order (the “Appeal”).

On April 30, 2010, LF sent a letter to us (the “LF Letter”) asking for indemnification under Paragraph 6.3 of the Asset Purchase Agreement for the same alleged “misrepresentations” it had alleged in its prior complaints in the civil action. The amount the LF Letter claims LF will incur as losses is $8.2 million. The LF Letter also asks for payment of $900,000 and $180,000 to Michael Kratzer, one of the owners of LF, in respect of his former employment with us. On May 14, 2010, we responded to the LF Letter denying the allegations in full.

The parties have filed their briefs in the Appeal and the case is awaiting decision by the appellate court. We will continue to vigorously defend the Appeal and the requests of the LF Letter. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

On March 9, 2011, LF filed a civil action against the Company styled: Lower Fees, Inc., Plaintiff, vs. Bankrate, Inc., Defendant, in the Circuit Court of the Fifteen Judicial Circuit in and for Palm Beach County (the “New LF Lawsuit”). In the New LF Lawsuit, LF alleges that the Company breached a duty of good faith to operate a website transferred under the Asset Purchase Agreement to generate revenues that would have resulted in the Company having to pay LF certain earn-out payments under the Asset Purchase Agreement. The New LF Lawsuit is in its very early stages. LF seeks relief in the form of unspecified damages suffered, pre-judgment interest, attorneys’ fees, and costs. The Company will vigorously defend the New Lawsuit and currently intends to file a motion to dismiss the New LF Lawsuit. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

BanxCorp Litigation

On or about July 20, 2007, BanxCorp, an online publisher of rate information provided by financial institutions with respect to various financial products, filed suit against the Company in the United States District Court for the District of New Jersey alleging violations of Federal and New Jersey State antitrust laws, including the Sherman Act and the Clayton Act on the basis of illegal predatory pricing, vendor lock-in, exclusionary product and distribution bundling and tie-in arrangements, anticompetitive acquisitions and market division agreements. In the complaint, BanxCorp seeks injunctive relief, treble damages in an unspecified amount, and attorneys’ fees and costs. In response to motions by the Company to dismiss for failure to state a claim, the court has three times permitted Banxcorp to file amended complaints, in which Banxcorp has added new causes of action under the Sherman Act, including an allegation that the Company conspired with some 90 online media outlets to fix prices in connection with the publication of certain rate information tables. Following the latest amendment in March 2011, the Company intends to again move to dismiss the amended complaint. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Mortgage Grader Lawsuit

In October 2010, an action was commenced in the United States District Court for the Central District of California entitled Mortgage Grader, Inc. v. Lenderfi, Inc., et al., in which Bankrate is one of nine defendants. The complaint alleges that the plaintiff is the owner of a patent relating to “a computer-implemented system for enabling borrowers to anonymously shop for loan packages offered by a plurality of lenders” and that the patent is being infringed by each of the defendants. The complaint seeks relief in the form of an adjudication of patent infringement, unspecified treble damages together with pre-judgment and post-judgment interest, an injunction prohibiting further infringement, and reasonable attorneys’ fees and costs. Bankrate has answered the complaint and asserted counterclaims alleging that the patent in question should be invalidated. An initial investigation on the merits of the action has been undertaken and Bankrate denies any liability. Settlement discussions have been initiated between the parties and are ongoing. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Bankrate, Inc. Stockholder Litigations

In connection with the announcement of the Bankrate Acquisition, certain persons who were then stockholders of the Company filed a number of lawsuits alleging breach of fiduciary duties and/or seeking appraisal of the fair value of their shares of the Company stock. The lawsuits alleging breach of fiduciary duties were consolidated and, on November 8, 2010, certified as a mandatory, non-opt-out class action (with the exception of one of the parties seeking appraisal, who was ruled not to be part of the class) and settled based on an award of plaintiffs’ counsel attorneys’ fees and expenses in the amount of $2.0 million, which was paid on December 8, 2010. One of the appraisal claims was resolved in September 2010 and the remaining claims were resolved in February 2011, on the basis of a per-share valuation equal to that offered in the Bankrate Acquisition. All of these claims are now resolved.

MANAGEMENT

Executive Officers and Directors

The names, ages, and current positions of our current executive officers and directors are listed in the table below. Following the Initial Public Offering, the business and operations of the Company is managed by its board of directors, in accordance with its charter, bylaws and the Delaware General Corporation Law, each as then and from time to time in effect. Current directors will serve, depending on their classifications, for a term of one year, two years, or three years expiring at the 2012, 2013 and 2014 annual meeting of stockholders, respectively, and until their successors are duly elected and qualified. Upon the closing of the Initial Public Offering, we expect the terms of Mr. Pinola and Mr. Tieng to expire in 2012, the terms of Mr. Brody and Mr. Evans to expire in 2013, and the terms of Mr. Morse, Mr. Stahl and Mr. Truwit to expire in 2014. There are no family relationships among the executive officers nor is there any agreement or understanding between any officer and any other person pursuant to which the officer was elected, other than the Company’s executive agreements with Messrs. Evans, DiMaria, Hoogterp, Ricciardelli and Ross.

Name	Age	Position
Thomas R. Evans	56	President, Chief Executive Officer and Director
Edward J. DiMaria	45	Senior Vice President — Chief Financial Officer
Daniel P. Hoogterp	51	Senior Vice President — Chief Technology Officer
Michael J. Ricciardelli	39	Senior Vice President — Business Development & Consumer Marketing
Donaldson M. Ross	47	Senior Vice President — Chief Revenue Officer
Peter C. Morse	64	Chairman of the Board and Director
Seth Brody	35	Director
Richard J. Pinola	65	Director
Christian Stahl	40	Director
James Tieng	28	Director
Mitch Truwit	42	Director

The following is a brief biography of each Bankrate executive officer and director:

Thomas R. Evans

President, Chief Executive Officer and Director

Mr. Evans has served as a director since April 2004, and was appointed President and Chief Executive Officer in June 2004. From August 1999 to August 2003, Mr. Evans served as Chairman and Chief Executive Officer of Official Payments Corp., specializing in processing consumer credit card payments for government taxes, fees and fines. From March 1998 to June 1999, Mr. Evans was President and Chief Executive Officer of GeoCities Inc., a community of personal Websites on the Internet. From January 1991 to February 1998, Mr. Evans was President and Publisher of U.S. News & World Report. In addition to his duties at U.S. News & World Report, Mr. Evans served as President of The Atlantic Monthly (January 1996-February 1998) and as President and Publisher of Fast Company (November 1995-February 1998), a magazine launched in 1995. Mr. Evans received a Bachelor of Science degree in business administration from Arizona State University. Mr. Evans is also a director and member of the audit committee and compensation committee of Navisite, Inc., and a director and member of the audit committee of Future Fuel Corp. Mr. Evans’ qualifications to serve on our board of directors include his extensive experience in the media and Internet industries, service as chief executive officer of three public companies, and his leadership of Bankrate over the last seven years.

Edward J. DiMaria

Senior Vice President — Chief Financial Officer

Mr. DiMaria has served as our Senior Vice President — Chief Financial Officer since April 2006. From February 2006 until April 2006, he served as our consultant, assisting us with our finance and accounting functions. Prior to that, Mr. DiMaria was an independent consultant for various clients on numerous matters, including private equity transactions, mergers and acquisitions, and other corporate finance projects. From August 2000 to August 2002, Mr. DiMaria was the Chief Financial Officer of Official Payments Corporation. From August 1994 to August 2000, Mr. DiMaria was employed by Best Friends Pet Care, Inc., where his final position was Executive Vice President and Chief Financial Officer. Mr. DiMaria has also held finance and accounting positions with Business Express, Inc., Advanced Network & Services, Inc., and was a member of the commercial audit division of KPMG LLP. Mr. DiMaria received his license as a Certified Public Accountant in the State of New York in 1993 and received his Bachelor of Business Administration degree with a major in Public Accounting from Pace University in New York.

Daniel P. Hoogterp

Senior Vice President — Chief Technology Officer

Mr. Hoogterp has served as our Senior Vice President — Chief Technology Officer since May 2005. From November 2002 until May 2005, he served as Chief Executive Officer of TQuist, LLC, a technology consulting company. From February 2001 to September 2002, Mr. Hoogterp served as Executive Vice President and Chief Technology Officer of Enamics, Inc., a company specializing in business technology management. From July 1999 to February 2001, he served as Senior Vice President and Chief Technology Officer of Sagemaker, Inc., a provider of enterprise information portals. From March 1991 to July 1999, he served as Chief Executive Officer of Retrieval Technologies, Inc. Mr. Hoogterp received a Post-Graduate Certificate in Business from Heriott-Watt University’s Edinburgh Business School in Scotland in 2004.

Michael J. Ricciardelli

Senior Vice President — Business Development & Consumer Marketing

Mr. Ricciardelli has served as Senior Vice President — Business Development & Consumer Marketing since May 2007, having joined Bankrate in September 2006. Prior to joining Bankrate, he was Vice President — Marketing & Media Sales at Apartments.com /Classified Ventures, an online apartment listings company, where he managed all marketing functions and online advertising sales efforts. From 1999 to 2003, he was Co-Founder & Vice President of Strategic Development for Insurance.com , a venture funded by Fidelity Capital and sold in 2003 to Comparison Market. Earlier in his career, Mr. Ricciardelli also held positions in strategy consulting and business development at Fidelity Investments, and financial analysis at Salomon Brothers.

Donaldson M. Ross

Senior Vice President — Chief Revenue Officer

Mr. Ross has served as our Senior Vice President — Chief Revenue Officer since September 2006. From June 2001, until September 2006, Mr. Ross was Senior Vice President-Sales & Marketing for Harris Connect, a leader in affinity marketing for the directory, Internet and data services business in the education and association marketplace. From 2000 to 2001, he held an executive management position at zUniversity.com . From 1989 to 1998, Mr. Ross held various positions in media sales and sales management at U.S. News & World Report, where he rose to the position of Vice President of Advertising Sales. Mr. Ross received his Bachelor of Arts degree from Denison University and his Masters in Advertising and Marketing from Michigan State University.

Peter C. Morse

Chairman of the Board and Director

Mr. Morse has been a director since 1993, and served as our Chief Executive Officer from 1993 until 1997. Mr. Morse served as our Chairman from 1997 until 1999, and since 2002. Since 1982, Mr. Morse has also served as President of Morse Partners, Inc., a private equity firm that acquires operating companies and provides expansion capital, and is also a general partner of Permit Capital LLC. From 1986 to 1990, Mr. Morse was Chairman of FAO Schwarz, the national chain of children’s gift stores. Mr. Morse currently serves on the Board of Trustees of Children’s Hospital of Philadelphia and was Chairman of the Investment Committee from 1982 to 2010. Mr. Morse is also a member of the Board of Governors of Boys and Girls Clubs of America, the Board of Directors of Georgetown University from 2004 to 2010, the Board of Trustees of the J.M. Foundation, and the Board of Trustees of Gesu School. Mr. Morse holds a B.S.B.A. from Georgetown University and an M.B.A. from Columbia University Graduate School of Business. Mr. Morse’s qualifications to serve on our board of directors include his extensive experience in investment matters, his familiarity with and knowledge of the history of Bankrate, and his leadership of Bankrate over the last 17 years.

Seth Brody

Director

Mr. Brody has been a director since 2010. Mr. Brody joined Apax Partners in 2008 as an Operating Executive in the New York office. Mr. Brody was Executive Vice President and General Manager, Ecommerce of Razorgator Interactive, Inc., an online seller of event tickets, from June 2008 to September 2008, and Group Vice President and General Manager, North America of Orbitz Worldwide, Inc., an online travel agency, from June 2006 to May 2008. He holds an M.B.A. from Harvard Business School. Mr. Brody’s qualifications to serve on our board of directors include his extensive experience with a wide variety of online businesses and ventures and his deep knowledge of the online industry.

Richard J. Pinola

Director

Mr. Pinola served on the board of Bankrate from September 2005 to September 2009. Since July 2009 he has been a Principal in GPS Investment Group, LLC, Investment Counselors. He served as Chief Executive Officer and Chairman of Right Management Consultants from 1994 through January 2004. He served as a director of that company from 1990 and as CEO from July of 1992 until Right Management Consultants was purchased by Manpower. Prior to joining Right Management Consultants, Mr. Pinola was President and Chief Operating Officer of Penn Mutual Life Insurance Company, a financial services firm. He also was a CPA with PriceWaterhouse and Co. Mr. Pinola is a director on the boards of Kenexa Inc. and Nobel Learning Communities where he serves on various committees. He is also Chairman of the audit committee of two REITS, Corporate Property Associates 15 and 16, and he serves on the board of Corporate Property Associates 17, all managed by W. P. Carey, Inc. He is also on the boards of the Visiting Nurses Association and King’s College. Apart from Bankrate, Mr. Pinola previously served on the board of KTRON International. In addition, Mr. Pinola has served on the boards of directors of the American Lung Association, Janney Montgomery Scott, the Life Office Management Association, and the Horsham Clinic. Mr. Pinola was the founder and director of The Living Wills Archive Company and a Founder and board member of the Mutual Association for Professional Services. Mr. Pinola holds a B.S. in Accounting from King’s College and became a Certified Public Accountant in 1969. Mr. Pinola’s qualifications to serve on our board of directors include his previous position as board member in Bankrate as well as his more than 30 years of business experience in finance, sales, marketing, human resources, executive compensation, investor relations, and internal operations.

Christian Stahl

Director

Mr. Stahl has been a director since 2009. Mr. Stahl joined Apax Partners in 1999. He is an equity partner and a member of the executive committee of Apax Partners. Prior to joining Apax Partners, Mr. Stahl worked at Bain & Company. He holds an M.B.A. with distinction from INSEAD Business School. Mr. Stahl also currently serves as a director of Cengage Learning (formerly known as Thomson Learning) and a director and member of the nominating committee of Phillips-Van Heusen Corporation. Mr. Stahl served as a director of Central European Media Enterprises Ltd. from 2006 to 2009. Mr. Stahl’s qualifications to serve on our board of directors include his financial and business expertise across a broad set of industries, his experience as partner of a leading private equity investment group, and his service on several other public and private company boards of directors.

James Tieng

Director

Mr. Tieng joined Apax Partners in September 2010. He is a senior associate and member of the Financial & Business Services team. Prior to joining Apax Partners, Mr. Tieng worked as an investment professional at Irving Place Capital, a private equity firm focused on middle-market companies, from July 2006 to June 2008. From August 2004 to June 2006, he was a consultant for McKinsey & Company as a member of the Corporate Finance & Strategy Practice. He holds an M.B.A. from Harvard Business School, which he attended from September 2008 through June 2010, and an A.B. in Economics from Princeton University. Mr. Tieng’s qualifications to serve on our board of directors include his business and investment expertise across a broad set of industries, including online media, and his experience with various leading financial services firms.

Mitch Truwit

Director

Mr. Truwit has been a director since 2009. Mr. Truwit joined Apax Partners in 2006 as a partner in the New York office. Prior to joining Apax Partners in 2006, Mr. Truwit was President and Chief Executive Officer at Orbitz Worldwide in Chicago. Prior to joining Orbitz Worldwide, Mr. Truwit was the Chief Operating Officer at Priceline.com, Inc. Mr. Truwit’s qualifications to serve on our board of directors include his extensive experience with several online businesses, his deep knowledge of the online industry, and his financial and investment experience as a partner of a leading private equity investment group.

There are no family relationships between any of the executive officers or directors of Bankrate.

Committees of our Board of Directors

Our board of directors has determined that Mr. Pinola is an independent director under the applicable stock exchange rules.

Pursuant to the phase-in provisions of the applicable stock exchange rules and Rule 10A-3 promulgated by the SEC under the Exchange Act, our Audit Committee is composed of three directors, of which one director is independent. By September 14, 2011 (the date that is within 90 days following the effectiveness of the registration statement filed in connection with the Initial Public Offering), we intend to cause a majority of the Audit Committee to be independent. By June 16, 2012 (the date that is within one year following the effectiveness of such registration statement), we intend to cause our Audit Committee to have at least three members, all of whom will be independent.

The members of the Audit Committee are Mr. Pinola, Mr. Stahl and Mr. Truwit. Our board of directors has determined that Mr. Pinola is an “audit committee financial expert” as defined by the SEC and also meets the additional criteria for independence of audit committee members set forth in Rule of 10A-3(b)(1) under the

Exchange Act. The Audit Committee’s primary function is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by us to governmental bodies or the public; our systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the board of directors; and our accounting and financial reporting process. The Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels.

Because Ben Holding S.à r.l. will hold a majority of the Company’s common stock following the Initial Public Offering, we will be a “controlled company” for purposes of the applicable stock exchange rules. Accordingly, we do not currently intend to establish a separate compensation or nominating and corporate governance committee, and compensation, nomination, and corporate governance functions will be managed by the full board of directors until the rules change, we cease to be a “controlled company” or we otherwise determine to do so.

Review and Approval of Transactions with Related Persons

The Audit Committee of the board of directors, pursuant to its written charter, is charged with the responsibility of reviewing and approving any related person transactions, including those required to be disclosed as a “related person” transaction under applicable federal securities laws. On an annual basis, each director and executive officer is required to complete a questionnaire that requires disclosure of any transactions the director or executive officer, or their immediate family members or associates, may have with us in which the director or executive officer, or their immediate family members or associates, has a direct or indirect material interest. The Audit Committee considers the responses in the questionnaires and other information regarding potential relationships between us and the directors and executive officers. No transaction requiring disclosure under applicable federal securities laws occurred during fiscal year 2010 that was submitted to the Audit Committee for approval as a “related person” transaction.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

The following Compensation Discussion and Analysis provides information regarding the objectives and elements of our compensation philosophy, policies and practices with respect to the compensation of our executive officers who appear in the “Summary Compensation Table” below (referred to collectively throughout this section as our “named executive officers”). Our named executive officers for the fiscal year ended December 31, 2010 were:

•	Thomas R. Evans, our President and Chief Executive Officer;

•	Edward J. DiMaria, Senior Vice President and our Chief Financial Officer;

•	Donaldson M. Ross, Senior Vice President and our Chief Revenue Officer;

•	Michael J. Ricciardelli, Senior Vice President, Business Development & Consumer Marketing; and

•	Daniel P. Hoogterp, Senior Vice President and our Chief Technology Officer.

Overview and Objectives of Our Executive Compensation Program

The primary objective of our compensation program is the same objective that we have for our overall operations: to create long-term value for our stockholders. Management and the board of directors work together to establish, review and evaluate our compensation plans, policies and programs. The board of directors approves the total compensation package awarded to each of our named executive officers, including the Chief Executive Officer. The board of directors works directly with the Chief Executive Officer to ensure the compensation objectives are aligned with our mission and overall objectives and to provide a decision-making framework for use in formulating recommendations for each named executive officer’s compensation.

Our overall objective is to establish a compensation policy that will:

•	align the interests of executive officers with those of our long-term stockholders;

•	attract, retain and provide incentives to highly-qualified executive officers who drive our performance and help us achieve our business objectives; and

•	motivate our executive officers to consistently deliver outstanding performance.

In addition, our compensation program is intended to reward individual performance in a way that emphasizes strategic thinking necessary to create long-term value while balancing rewards for short-term increases in operating results.

We compensate named executive officers with a combination of salary and incentives designed to focus their efforts on maximizing both our near-term and long-term financial performance. Compensation levels are determined based on a variety of factors. Typically the most heavily weighted factor centers on our performance, as the board of directors believes that placing primary emphasis on performance most closely aligns the interests of management and stockholders. Our executive compensation packages are comprised primarily of base salary, incentive cash bonus program, and long-term incentive awards that were granted following the Bankrate Acquisition.

The board of directors believes that each element of the total compensation program serves an important function in achieving the overall objectives of our compensation program. The board of directors strives to pay a base salary that is competitive within our industry to attract and retain top-level talent in a highly competitive market. The board of directors considers historical compensation information and the experiences that certain members of the board of directors have in the industry in determining what constitutes competitive compensation. The year-end cash incentive bonuses that are paid in connection with our management incentive program are designed to provide named executive officers with a strong incentive to achieve individual and Bankrate, Inc. financial and operational goals, all of which are intended to drive year over year growth in a key performance metric. Finally, the long-term incentive awards granted to named executive officers following the Bankrate Acquisition are designed to closely align the named executive officers’ interests with those of our stockholders.

Setting Executive Compensation

Our current compensation program for named executive officers is largely based on individual employment arrangements that were entered into prior to the Bankrate Acquisition, with certain modifications in connection with that transaction. Mr. Ricciardelli is the only named executive officer who entered into an employment agreement following the Bankrate Acquisition, but his employment agreement is substantially similar to the employment agreements with our other named executive officers. We intend to revisit the structure of our programs as we progress with the Initial Public Offering to ensure that we develop a compensation framework that is appropriate and competitive for a publicly held company.

Role of the Board of Directors

The board of directors is responsible for setting compensation for our named executive officers. While some of the parameters of each named executive officer’s compensation are set forth in the applicable employment agreement, the board of directors sets performance goals for incentive compensation and reviews all other compensation and benefits for the named executive officers on an annual basis.

Role of Compensation Consultant

We did not engage a compensation consultant in 2010. However, we may revisit the use of a compensation consultant.

Benchmarking

The board of directors does not currently use benchmarking or peer group analysis in making compensation decisions. However, we may revisit the use of benchmarking and peer group analysis.

Risk Management

Consistent with SEC disclosure requirements, our management and the board of directors have assessed our compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. Our management assessed our executive and broad-based compensation and benefits programs to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature and presented its finding to the board of directors. This risk assessment process included a review of programs, policies and practices and focused on the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to company strategy.

Named Executive Officer Compensation

Compensation Mix

The compensation package for our named executive officers aims to provide a strong link between the compensation of our executives and the success of Bankrate and our stockholders. Base salary and annual incentive cash bonuses collectively represent what we believe is appropriate pay for performance during the year. The long-term incentive compensation component, which is not granted annually, is designed to encourage high long-term performance by closely aligning an executive’s pay with the interests of our stockholders. It is intended that our named executive officers earn a significant portion of their cash and equity compensation from sources that are “at risk” based on the results of the operations, the overall performance of Bankrate or the return on investment to our stockholders. Base salary, which generally represents less than 50% of annual cash compensation paid to our named executive officers, is the only portion of the compensation for our named executive officers that is not “at risk.” The annual bonus, which generally represents more than 50% of annual cash compensation, as well as the long-term incentive awards, are “at risk” and determined based on the performance of Bankrate.

Principal Components of Compensation of Our Named Executive Officers

The compensation package offered to our executive officers, including our named executive officers, consists of:

Base Salary. Base salary levels for each of our named executive officers, including the Chief Executive Officer, are generally set within a range of base salaries that the board of directors believes are competitive based on the board of directors’ experience in the industry and appropriate given our overall financial, operational, and strategic objectives and the qualifications and experience of the individual required for the job. In addition, the board of directors will generally review our past financial performance and future expectations, as well as the performance of the named executive officers and changes in the named executive officers’ responsibilities. The annual base salary we have agreed to pay each named executive officer is specified in his employment agreement, subject to adjustment by the board of directors. Base salary is reviewed on an annual basis and decisions regarding base salary increases take into account the named executive officer’s current base salary, the competitive marketplace, retention and other factors as described above. Our Chief Executive Officer is responsible for assessing the contributions and performance of each named executive officer and reviewing his assessment with the board of directors. The board of directors reviews and assesses the performance of our Chief Executive Officer and also considers the recommendations that the Chief Executive Officer provides regarding other named executive officers.

Incentive Cash Bonuses. Our named executive officers are hired to lead and grow our organization and as such we believe that a significant portion of our named executive officer’s compensation should be tied to our overall performance. We maintain an incentive cash bonus program, the management incentive program, which emphasizes pay-for-performance by providing our named executive officers with the opportunity to earn bonuses only if we achieve or exceed certain targets relating to our EBITDA.

The EBITDA goal is established at the beginning of each fiscal year by the Chief Executive Officer in consultation with each named executive officer and approved by the board of directors. Based on this performance objective and the business plan and budget approved by the board of directors, the board of directors establishes threshold minimum, target, and maximum financial performance goals, for the purposes of paying incentive bonuses. For awards to be payable under the program, the minimum EBITDA performance threshold, which is based on year-over-year EBITDA growth, must be achieved, higher amounts are payable if we meet or exceed the established target, with a maximum payout of 200% of target bonus opportunity for 2010 (there is no maximum payout cap for 2011). The board of directors determines the incentive bonus financial performance goal taking into account various factors, including management’s assessment of the probability of achieving higher levels of financial performance within the fiscal year. For 2010, the minimum EBITDA threshold for payment of bonuses was $68.5 million, and the target level was $77.1 million. Once these targets are set by the board of directors, the board of directors retains the discretion to adjust the targets to account for extraordinary corporate events such as an acquisition. Actual 2010 EBITDA for the purposes of the management incentive program, which does not include synergies, was $89.5 million, resulting in bonuses that in general were meaningfully above target but that fell short of the maximum payout.

Target bonus opportunities are established for our named executive officers in their respective employment agreements, subject to adjustment by the board of directors. The target bonus opportunities established for our named executive officers in 2011 range from $175,000 to $300,000. The target bonus opportunities are individually communicated to the named executive officers and there is currently no formal document for the management incentive program. Our EBITDA target level for the 2011 management incentive program has also been determined, with the minimum EBITDA threshold for payment of bonuses set at $105.08 million, and the target level set at $118.4 million. In certain limited circumstances, the board of directors may also pay a discretionary bonus to a named executive officer for extraordinary individual achievement, service or dedication to us. Discretionary bonuses, if any, are evaluated and awarded by the board of directors on a case by case basis and are heavily influenced by the circumstances giving rise to the award.

New Annual Bonus Plan. In connection with the Initial Public Offering, we adopted, prior to the completion of the Initial Public Offering, a written annual bonus plan, the material terms of which are more fully described in “Compensation Discussion and Analysis — Compensation Program Following the Offering”.

Long-Term Incentive Compensation

Class B Purchase Agreements

Holdings entered into Class B Common Share Purchase Agreements, each dated as of April 30, 2010 or October 30, 2010 (the “Class B Purchase Agreements”), with certain individuals, including each of the named executive officers. The Class B Purchase Agreements provided for the sale of Class B Common Stock, par value $0.01 per share, of Holdings (the “Class B Common Stock”) in exchange for a cash payment or the issuance of a recourse promissory note to Holdings by the investing executives. In exchange for the shares of Class B Common Stock, the named executive officers each executed a secured recourse promissory note in favor of Holdings.

The shares of Class B Common Stock issued under the Class B Purchase Agreements were unvested at the time of issuance and were to fully vest if and when the target Apax IRR was achieved, regardless of whether the shares of Class B Common Stock had contingently vested in connection with the achievement of annual EBITDA targets (as described below). The “Apax IRR” was defined as the internal rate of return of Ben Holding S.à r.l., the Apax VII Funds, and their affiliates and permitted transferees based on the aggregate value of their investments in Holdings and its subsidiaries. The target Apax IRR was 8% and was measured at the time of each distribution made by Holdings (other than a subdivision or combination of any outstanding restricted shares of capital stock) to holders of capital stock. The target Apax IRR was achieved in connection with the Initial Public Offering. No shares of Class B Common Stock remain outstanding.

The Class B Purchase Agreement also provided that 25% of an investing executive’s shares of Class B Common Stock would contingently vest on the last day of the 2010 fiscal year and the last day of each fiscal year thereafter through 2012, provided that certain EBITDA targets of Holdings and its subsidiaries were met (subject to catch-up based on cumulative EBITDA in subsequent years if the EBITDA target was not initially met) and the investing executive remained continuously employed by Holdings or its subsidiaries through the last day of the applicable fiscal year.

No more than 75% of an investing executive’s shares of Class B Common Stock could contingently vest as a result of annual EBITDA achievement. The EBITDA targets set forth in the Class B Common Stock purchase agreements were:

Vesting Dates	Target EBITDA	Cumulative EBITDA
Last day of fiscal year 2010	$93,600,000	N/A
Last day of fiscal year 2011	$115,500,000	$209,100,000
Last day of fiscal year 2012	$133,500,000	$249,000,000
Last day of fiscal year 2013	$151,600,000	$285,100,000

For fiscal 2010, the board of directors determined that the EBITDA targets had been achieved and thus 25% of the outstanding shares of Class B Common Stock contingently vested. The shares of Class B Common Stock that were contingently vested generally provided holders with the opportunity to receive a higher repurchase price from Holdings upon a termination of the holder’s employment for any reason other than termination by the company for “cause”, a resignation by the employee for “good reason” or a resignation by the holder for any reason following the third anniversary of the issuance of such shares of Class B Common Stock than was available for shares that are entirely unvested. In those circumstances, the contingently vested shares of Class B Common Stock could have been repurchased at the fair market at that time, whereas unvested shares of Class B Common Stock could have been repurchased at the lesser of the unreturned capital amount of such shares and fair market value. Shares that are contingently vested were not, however, treated as favorably as fully vested shares for purposes of repurchase in connection with an Exit Event pursuant to which the Apax VII Funds do not achieve the target Apax IRR discussed below.

Upon the termination of an investing executive’s employment with Holdings or upon an Exit Event (as defined below), if the Apax VII Funds had not achieved the target Apax IRR, Holdings would have had the right, but not the obligation, to repurchase the shares at a specified purchase price that varied based on the circumstances of the investing executive’s termination of employment, the employee’s length of service from the grant date, and whether the shares had vested, either contingently or otherwise. An “Exit Event” was defined as (i) the consummation by Holdings or any of its subsidiaries of an initial public offering or (ii) a transaction whereby the Apax VII Funds no longer owns, directly or indirectly, 50% of the shares of Holdings or the Company. As noted above, the target Apax IRR was achieved in connection with the Initial Public Offering and no shares of Class B Common Stock remain outstanding.

The Class B Purchase Agreement also contained customary confidentiality, non-competition and non-solicitation provisions, as well as provisions for the assignment of intellectual property rights to Holdings by the investing executives.

Exit Event Incentive Bonus Plan

We adopted the amended and restated Exit Event Incentive Bonus Plan, or the Exit Incentive Plan, effective as of October 31, 2010. The Exit Incentive Plan provides for the payment of incentive bonuses to eligible key employees, including all of the named executive officers, upon the occurrence of an Exit Event (as defined above). No Exit Incentive Plan bonus will be paid unless the Apax VII Funds first achieved the target Apax IRR of 8% at the time of such Exit Event. The aggregate incentive bonus payable under the Exit Incentive Plan is equal to the excess of the aggregate management entitlement over the aggregate payments for shares of Class B Common Stock. The aggregate management entitlement varies based upon the Apax VII Funds’ return on investment and is calculated as follows:

Return on Total Investment	Aggregate Management Entitlement*
1.0x	$0
1.5x	23,370,000
2.0x	46,740,000
2.5x	70,110,000
3.0x	93,480,000
3.5x	116,850,000
4.0x	140,220,000

*	In the event the Return on Total Investment (as defined in the Exit Incentive Plan) is between two of the figures above or is in excess of 4.0x, the Aggregate Management Entitlement will be linearly interpolated based on the values set forth above.

The aggregate payment for shares of Class B Common Stock is deemed to be equal to the sum of the fair market value of the shares of Class B Common Stock outstanding immediately after the Exit Event and all amounts paid to current or former holders of shares of Class B Common Stock (excluding the return of any capital paid for the shares of Class B Common Stock).

Upon an Exit Event, the incentive bonus payable to each named executive officer who is employed by the Company immediately prior to an Exit Event is determined based on the aggregate amount payable under the Exit Incentive Plan multiplied by the percentage of the total shares of Class B Common Stock issued or reserved for issuance held by such named executive officer. This percentage is determined by dividing the number of shares of Class B Common Stock held by the named executive officer by the aggregate number of shares of Class B Common Stock issued or reserved for issuance under our Certificate of Incorporation. In the event that the aggregate incentive bonus payable exceeds the aggregate amount payable to all participants based on the calculation set forth in the preceding sentence, the excess amount will be allocated among participants at the time of the Exit Event at the discretion of the Company’s Chief Executive Officer.

Any incentive bonus must be paid upon an Exit Event, either in cash or certain securities, which includes the Class A Common Stock, par value $0.01 per share, of Holdings, publicly traded stock of an affiliate of Holdings or other securities received by holders of Class A Common Stock in connection with an Exit Event.

New Equity Compensation Plan. In connection with the Initial Public Offering, we adopted, prior to the completion of the offering, an omnibus equity compensation plan, the material terms of which are more fully described in “Compensation Discussion and Analysis — Compensation Program Following the Offering”.

Limited Perquisites and Other Benefits. We maintain certain broad-based benefit plans in which our employees, including our named executive officers, are entitled to participate. These plans include health and life insurance and a qualified 401(k) savings plan. We make a matching contribution equal to 3% for the qualified 401(k) savings plan (up to a maximum of $7,350), subject to Internal Revenue Code limitations. Our named executive officers also participate in an executive medical benefit program.

2010 Named Executive Officer Compensation

The specific decisions made for each of our named executive officers in 2010 reflect our overall compensation objective described above, as well as our 2010 performance.

Base Salary. The board of directors conducted its annual review and evaluation of the compensation levels of our senior executive team and determined the following base salaries for 2010: Mr. Evans–$450,000; Mr. DiMaria–$375,000; Mr. Ross–$350,000; Mr. Ricciardelli–$300,000; and Mr. Hoogterp–$275,000.

Incentive Cash Bonus. As described above, employment agreements with our named executive officers provide for the named executive officers to participate in our annual bonus program. The target bonus opportunities in 2010 for each of Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp were $250,000, $200,000, $200,000, $150,000 and $150,000, respectively. Our EBITDA for 2010 exceeded the target level and based on such performance, it was determined by the board of directors that the performance objective was achieved at 196% for 2010. Therefore, the named executive officers received the following incentive cash bonus payment for 2010: Mr. Evans–$491,250; Mr. DiMaria–$393,000; Mr. Ross–$393,000; Mr. Ricciardelli–$294,750; and Mr. Hoogterp–$294,750.

Discretionary Cash Bonus. In addition to the annual incentive cash bonus under the management incentive program described above, Mr. Ricciardelli was paid a one-time $25,000 discretionary cash bonus in 2010 for exceptional performance in completing a special project in connection with an acquisition. No other named executive officer received a discretionary cash bonus in 2010 and the Company does not generally pay discretionary bonuses to named executive officers.

Long-Term Incentive-Based Compensation. As described above, on April 30, 2010, Holdings entered into Class B Purchase Agreements with each of the named executive officers and we adopted the Exit Incentive Plan, which was later amended effective October 31, 2010. All of the named executive officers became eligible to participate in the Exit Incentive Plan in 2010.

Each of our named executive officers acquired shares of Class B Common Stock in the amounts set forth below (with the aggregate purchase price in parentheses):

•	Mr. Evans: 35,000 shares of Class B Common Stock ($66,500)

•	Mr. DiMaria: 14,000 shares of Class B Common Stock ($26,600)

•	Mr. Ross: 14,000 shares of Class B Common Stock ($26,600)

•	Mr. Ricciardelli: 7,000 shares of Class B Common Stock ($13,300)

•	Mr. Hoogterp: 7,000 shares of Class B Common Stock ($13,300)

The aggregate purchase price for the named executive officers’ shares of Class B Common Stock was satisfied by each named executive officer executing a recourse, secured promissory note in favor of Holdings.

In addition, pursuant to the terms of the Exit Incentive Plan and based on the number of shares of Class B Common Stock acquired on April 30, 2010, the named executive officers are entitled to no less than the following percentages of the aggregate incentive bonus payment under the Exit Incentive Plan upon an Exit Event and the achievement of the target Apax IRR:

•	Mr. Evans: 32.95%

•	Mr. DiMaria: 13.18%

•	Mr. Ross: 13.18%

•	Mr. Ricciardelli: 6.59%

•	Mr. Hoogterp: 6.59%

The amount of each named executive officer’s percentage of the aggregate incentive bonus payment may increase if the aggregate incentive bonus payment exceeds the aggregate amount initially allocated to participants in the Exit Incentive Plan, which is determined by dividing the number of shares of Class B Common Stock held by each participant in the Exit Incentive Plan by the aggregate number of shares of Class B Common Stock issued or reserved for issuance under our Certificate of Incorporation. In the event of any such excess, our Chief Executive Officer will have the authority to allocate among participants.

The board of directors determined that the EBITDA targets had been achieved for fiscal 2010 and thus 25% of the outstanding shares of Class B Common Stock have vested to date. As of December 31, 2010, there had been no payouts under the Exit Incentive Plan. It is anticipated that the consummation of the offering will qualify as an Exit Event with respect to both the shares of Class B Common Stock and the Exit Incentive Plan.

Employment Agreements

We have entered into employment agreements with each of our named executive officers in order to secure their continued service and dedication. These agreements generally establish minimum salary commitments and target bonus opportunities. The agreements also restrict the executive officer’s ability to engage in or perform any activities that are competitive with our business or to solicit our employees away from our service while we employ the executive and for a period of one year thereafter. Our termination payments are generally structured such that the executive is entitled to one year of base salary at the time of termination if the executive is terminated by us without cause or if the executive terminates the agreement with cause. The termination benefits that each executive officer is entitled to receive are more fully described in “— Payments upon Termination or Change of Control” below.

Equity Ownership Requirements

In connection with the Bankrate Acquisition, each of the named executive officers agreed to make investments in Holdings. Accordingly, each of Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp acquired Class A Common Stock of Holdings. Because the Class A Common Stock of Holdings was not publicly traded and is subject to certain transfer limitations pursuant to a stockholders agreement, the named executive officers are limited in their ability to divest themselves of the equity and, as a result, were essentially subject to equity ownership requirements.

Section 162(m)

From and after the time that our compensation programs become subject to Section 162(m) of the Internal Revenue Code, we intend to consider the structure of base salary and bonus compensation in order to maintain the deductibility of compensation under Section 162(m) of the Internal Revenue Code. However, the board of directors will take into consideration other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible. Transition provisions under Section 162(m) may apply for a period of approximately three years following the consummation of the Initial Public Offering to certain compensation arrangements that were entered into by a corporation before it was publicly held.

Compensation Program Following the Exchange Offer and Initial Public Offering

The design of our compensation program following this exchange offer and the Initial Public Offering is an ongoing process. We believe that, following the Initial Public Offering, we have more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance in relation to a comparative group in the form of publicly traded equity. Accordingly, as described above, we have adopted an omnibus equity compensation plan and a bonus plan more suitable for a public company, and the annual bonus plan in connection with the Initial Public Offering.

Grant of Equity Awards

Prior to the consummation of the Initial Public Offering, the Company granted to its employees under the Equity Plan (as defined below) shares of restricted stock which will vest on the first anniversary of the date of grant and options, with an exercise price equal to the initial public offering price, 25% of which vest on the first anniversary of the date of grant and the remaining 75% of which vest in 36 equal monthly installments beginning on the date that is one month after the first anniversary of the date of grant and ending on the fourth anniversary of the date of grant (in each case subject to continued employment through the applicable vesting date). We granted approximately 120,135 shares of restricted stock and options exercisable for approximately 5,000,000 shares, of which Messrs. DiMaria, Hoogterp, Ricciardelli and Ross received awards of 2,706 shares of restricted stock each, and Messrs. Pinola, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received options exercisable for 10,000, 995,000, 550,000, 300,000, 300,000 and 400,000 shares, respectively.

The following is a summary of the plans that were adopted in connection with the Initial Public Offering.

Bankrate, Inc. 2011 Equity Plan

The purpose of the Bankrate, Inc. 2011 Equity Plan (the “Equity Plan”) is to advance our interests by providing eligible participants in the Equity Plan with the opportunity to receive equity-based or cash incentive awards, thereby aligning their economic interests with those of our shareholders. The Equity Plan became effective on June 16, 2011 and will expire on the tenth anniversary of the effective date.

Eligibility

Participation in the Equity Plan is limited to those key employees and directors of, and consultants and advisors to, us or our affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to our success and that of our affiliates and who are selected by the Administrator to receive an award.

Administration

The Equity Plan is administered by the board of directors or any delegate thereof, including the compensation committee of the board of directors. The term “Administrator” is used in this offering document to refer to the person (the board of directors or its delegatees) charged with administering the Equity Plan. The Administrator has the authority to interpret the Equity Plan; determine eligibility for and grant awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Equity Plan.

Award Types

Awards may be in the form of stock options, stock appreciation rights, which we refer to as SARs, restricted or unrestricted stock, restricted or unrestricted stock units, performance awards, any other awards that are convertible into or otherwise based on our common stock, or cash awards. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to shares of common stock subject to an award. The Administrator may also provide that any dividends or amounts relating to dividends will be held subject to the vesting of the underlying award and will be distributed at the same time as the payment or settlement of the underlying award.

Limits on Shares Deliverable Under the Equity Plan

The maximum number of shares of common stock that may be issued in satisfaction of awards made under the Equity Plan is 12,120,000. From and after such time as the Equity Plan is subject to Section 162(m) of the Internal Revenue Code, the maximum number of shares of common stock for which stock options or SARs may be granted to any person in any calendar year will be 2,500,000, the maximum number of shares of common stock subject to other awards granted to any person in any calendar year that are intended to qualify as “qualified performance-based awards” will be 2,500,000 and the maximum amount payable to any person in any year pursuant to cash awards that are intended to qualify as “qualified performance-based awards” will be $10,000,000. The number of shares of common stock delivered in satisfaction of awards is determined net of (i) shares of common stock we withhold in payment of the exercise price of the award, (ii) shares we withhold in satisfaction of tax withholding requirements with respect to the award, and (iii) shares of common stock that are forfeited without consideration. The limits on awards under the Equity Plan are subject to adjustment for stock splits, stock dividends, and certain transactions affecting our capital stock. In such event, the Administrator will make such adjustments as it deems appropriate to the number and kind of shares of stock subject to awards, and to exercise prices of awards affected by the change.

Description of Types of Awards Under the Equity Plan

Stock Options

Stock options give the holder the right to purchase shares of our common stock within a specified period of time at a specified price, which, under the Equity Plan, cannot be less than the fair market value of the common stock at the time of grant. Stock options granted under the Equity Plan may not be repriced other than in accordance with the applicable shareholder approval requirements of the applicable stock exchange’s listing requirements.

Stock Appreciation Rights (SARs)

The Administrator may grant SARs under the Equity Plan. A SAR entitles the holder upon exercise to receive cash or shares of common stock equal in value to the excess of the fair market value of the shares of common stock subject to the right over the fair market value of such shares on the date of grant. SARs granted under the Equity Plan may not be repriced other than in accordance with the applicable shareholder approval requirements of the listing standards of the applicable stock exchange.

Stock Awards; Stock Units

The Equity Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited unless specific conditions are met. The recipient of an award of restricted stock will generally have all the rights as a shareholder, including the right to vote the shares and to receive dividends, subject to restrictions. Other awards under the Equity Plan may also be settled with restricted stock. The Equity Plan also provides for stock units, including restricted stock units, entitling the recipient to receive shares of common stock (or cash measured by the value of the common stock) in the future on such conditions as the Administrator may specify.

Performance Awards

The Equity Plan provides for performance awards entitling the recipient to receive cash or common stock following the attainment of performance goals determined by the Administrator. Performance conditions may also be attached to other awards under the Equity Plan. In the case of any performance award intended to qualify for the performance-based remuneration exception described in Section 162(m) of the Internal Revenue Code, the Administrator will use one or more objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis (basic or fully diluted); return on equity, investment, capital or assets; one or more operating ratios such as earnings before interest, taxes and/or depreciation and amortization; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; free cash flow, cash flow, return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; stock price; earnings per share; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); economic value added; strategic business criteria, consisting of one or more objectives based on meeting specific market penetration, geographic business expansion goals, facility construction or completion goals, geographic facility relocation or completion goals, cost targets, customer satisfaction, supervision of litigation or information technology; joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings each of the above referred to as a Performance Criterion. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m) of the Internal Revenue Code, the Administrator may provide in the case of any award intended to qualify for such exception that one or more of the Performance Criteria applicable to such award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

Termination of Awards

Unless the Administrator provides otherwise, upon cessation of employment, all awards will cease to be exercisable and will terminate except:

•

Any stock options and SARs that were exercisable prior to cessation of service will remain exercisable for the lesser of (i) the three month period following cessation of service or (ii) the period ending on the latest date the stock options or SARs would have been otherwise exercisable;

•

Stock options and SARs that were exercisable prior to death or termination from service by reason of disability will remain exercisable for the lesser of (i) the one-year period following death or termination from service by reason of disability or (ii) the period ending on the latest date on which the stock options or SARs would have been otherwise exercisable; and

•

Stock options and SARs will be terminated upon cessation of service if the Administrator in its sole discretion determines that such cessation of service resulted from conduct constituting a termination for “cause”.

Mergers and Similar Transactions

In the case of certain mergers, consolidations or similar transactions, including a sale of substantially all of our assets, or our dissolution or liquidation, which we refer to as a Covered Transaction, after the effective date of the Plan, if determined by the Administrator in the applicable award agreement or otherwise determined by the Administrator in its discretion, (i) any outstanding equity awards then held by participants which are unexerciseable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to a Covered Transaction or upon a qualifying termination of service following a transaction, and (ii) the Administrator may, but will not be obligated to, (A) cancel such awards for fair value (as determined in the sole discretion of the Administrator) which, in the case of stock options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Covered Transaction to holders of the same number of shares of common stock subject to such stock options or SARs (or, if no consideration is paid in any such transaction, the fair market value of the shares of common stock subject to such stock options or SARs) over the aggregate exercise price of such stock options or SARs, (B) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder as determined by the Administrator in its sole discretion or (C) with respect to stock options or SARs, provide that for a period of at least 15 days prior to the Covered Transaction, such stock options and SARs will be exercisable as to all shares of common stock subject thereto and that upon the occurrence of the Covered Transaction, such stock options and SARs will terminate and be of no further force and effect.

Amendment and Termination

The Equity Plan is effective as of June 16, 2011, and the Equity Plan will terminate on the tenth anniversary of the effective date, unless sooner terminated by the Administrator.

The Administrator may at any time or times amend the Equity Plan or any outstanding award for any purpose which may at the time be permitted by law, and may at any time terminate the Equity Plan as to any future grants of awards. The Administrator may not, however, alter the terms of an award so as to affect materially and adversely a participant’s rights under an award without the participant’s consent, unless the terms of the Equity Plan expressly so provide or require or the Administrator expressly reserved the right to do so at the time of the award.

Equity Plan Benefits

Because awards under the Equity Plan will be within the discretion of the Administrator, it is not possible to predict to whom future awards will be granted under the Equity Plan or the number of shares underlying any award, other than the grant of restricted shares and stock options described above.

Federal Income Tax Consequences Relating to Stock Options under the Equity Plan

The following discussion summarizes certain federal income tax consequences of the issuance, receipt and exercise of stock options under the Equity Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Equity Plan, nor does it cover state, local or non-U.S. taxes.

In general, an optionee has no taxable income at the time of grant but realizes income in connection with exercise of the stock option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to us. Any gain or loss recognized upon a subsequent sale or exchange of the shares, appreciation or depreciation after the date of exercise is treated as capital gain or loss for which we are not entitled to a deduction.

Under the so-called “golden parachute” provisions of the Internal Revenue Code, the vesting or accelerated exercisability of awards such as stock options in connection with a change of control may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change of control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Equity Plan, may be subject to an additional 20% federal tax and may not be deductible to us.

Awards of stock options under the Equity Plan are intended either to be exempt from the rules of Section 409A of the Internal Revenue Code or to satisfy those rules and will be construed accordingly. However, we will not be liable to any participant or other holder of an award with respect to any award-related adverse tax consequences arising under Section 409A of the Internal Revenue Code.

Bankrate, Inc. Senior Executive Annual Bonus Plan

The Bankrate, Inc. Senior Executive Annual Bonus Plan, or the Senior Executive Bonus Plan, is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses generally will be payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the board of directors or a committee of the Company’s board of directors, which we refer to as the Administrator, may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis (basic or fully diluted); return on equity, investment, capital or assets; one or more operating ratios such as earnings before interest, taxes and/or depreciation and amortization; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; free cash flow, cash flow, return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; stock price; earnings per share; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); economic value added; strategic business criteria, consisting of one or more objectives based on meeting specific market penetration, geographic business expansion goals, facility construction or completion goals, geographic facility relocation or completion goals, cost targets, customer satisfaction, supervision of litigation or information technology; joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations;

or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The payment of a bonus to a participant pursuant to the Senior Executive Bonus Plan is generally conditioned on continued employment of such participant through the last day of the performance period; provided, however, that the Administrator may make exceptions to this requirement in its sole discretion, including, without limitation, in the case of a participant’s termination of employment, retirement, death or disability, or as may be required by an individual employment or similar agreement.

The Senior Executive Bonus Plan is administered by the Administrator. The Administrator will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Employment Agreements following the Offering

We anticipate that our named executive officers will continue to be subject to employment agreements that are substantially similar to their existing employment agreements which are described herein. It is also anticipated that our current named executive officers will hold substantially similar positions following the offering.

While we are still in the process of determining specific details of the compensation program that will take effect following the offering, it is anticipated that our compensation program following the offering will be based on the same principles and designed to achieve the same objectives as our current compensation program.

Summary Compensation Table for the Fiscal Years Ended December 31, 2008, 2009, and 2010

The following summary compensation table and related footnotes present the compensation during fiscal years 2008, 2009, and 2010 provided to the executive officers named therein:

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards		Option Awards	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation(5)		Total
Thomas R. Evans,	2010	$450,000	$—	$—	(2)	$—	$491,250	$—	$92,733		$1,033,983
President and Chief Executive Officer	2009	450,000	—	948,107	(3)	—	—	—	170,639	(6)	1,568,746
	2008	450,000	218,000	—		—	—	—	16,587		684,587

Edward J. DiMaria,	2010	375,000	—	—	(2)	—	393,000	—	47,045		815,045
SVP and Chief Financial Officer	2009	356,250	—	1,456,875	(3)	—	—	—	47,378		1,860,503
	2008	350,000	125,000	—		—	—	—	23,952		498,952

Donaldson M. Ross,	2010	350,000	—	—	(2)	—	393,000	—	41,188		784,188
SVP and Chief Revenue Officer	2009	312,500	—	818,175	(3)	—	—	—	33,567		1,164,242
	2008	300,000	137,000	—		—	—	—	20,354		457,354

Michael J. Ricciardelli,	2010	300,000	25,000	—	(2)	—	294,750	—	33,614		653,364
SVP, Business Development & Consumer Marketing(7)

Daniel P. Hoogterp,	2010	275,000	—	—	(2)	—	294,750	—	40,313		610,063
SVP and Chief Technology Officer	2009	256,250	—	55,500	(3)	—	—	—	31,649		343,399
	2008	230,000	110,000	—		—	—	—	22,726		362,726

(1)	The amounts in the “Bonus” column for 2008 represent the dollar amounts of discretionary bonuses approved by the Compensation Committee in lieu of payments under the incentive plan. The amounts in the “Bonus” column for 2010 represents a special bonus payable based on exceptional performance by Mr. Ricciardelli in completing a special project in connection with an acquisition.
(2)	The named executive officers purchased shares of Class B Common Stock of Holdings for the fair market value of $1.90 per share on April 30, 2010. No value is recorded in the Stock Awards column because the aggregate grant date fair value computed in accordance with FASB Accounting Standard Codification Topic 718 associated with the acquisition of the shares of Class B Common Stock was $0.
(3)	This amount reflects the grant date fair value of the restricted stock awards. As required by FASB Accounting Standard Codification Topic 718, the grant date fair value was determined based on the closing price of shares of Bankrate common stock on the date of grant.
(4)	The amounts in the Non-Equity Incentive Plan Compensation column represent payments under the management incentive program.
(5)	All other compensation in 2010 for the named executive officers includes the below amounts.

	Mr. Evans	Mr. DiMaria	Mr. Ross	Mr. Ricciardelli	Mr. Hoogterp
401(k) Match	$7,350	$7,350	$7,350	$7,350	$7,350
Management Fees	$58,136	$6,464	$3,971	$1,390	$4,964
Executive Health Insurance	$26,020	$28,059	$28,755	$23,819	$27,010
Transportation Expense	$0	$4,032	$0	$0	$0
Life & Disability Insurance	$1,227	$1,140	$1,112	$1,055	$989

(6)	This amount includes $138,588 in management fees.
(7)	Mr. Ricciardelli was not a named executive officer in 2008 and 2009.

Employment Agreements

On June 21, 2004, we entered into an employment agreement with Thomas R. Evans, our President and Chief Executive Officer, and we amended his employment agreement on September 25, 2009 in connection with the Bankrate Acquisition. Under the terms of the amended employment agreement, Mr. Evans is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Evans agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Evans agrees not to compete with us and not to recruit any of our employees. Upon Mr. Evans’ termination of employment for certain reasons ( i.e. , without cause or resignation for good reason (as amended to provide that any changes to Mr. Evans’ duties and responsibilities as a direct consequence of Bankrate no longer being a public company do not constitute good reason), we have agreed to pay a separation payment equal to Mr. Evans’ accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

On April 3, 2006, we entered into an employment agreement with Edward J. DiMaria, our Senior Vice President — Chief Financial Officer. Under the terms of the employment agreement, Mr. DiMaria is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. DiMaria agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. DiMaria agrees not to compete with us and not to recruit any of our employees. Upon Mr. DiMaria’s termination of employment without cause, we have agreed to pay a separation payment equal to Mr. DiMaria’s accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

On September 11, 2006, we entered into an employment agreement with Donaldson M. Ross, our Senior Vice President — Chief Revenue Officer and we amended his employment agreement on September 25, 2009 in connection with the Bankrate Acquisition. Under the terms of the employment agreement, Mr. Ross is entitled to receive an annual base salary as stipulated in the employment agreement (and increased by the amendment) and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Ross agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Ross agrees not to compete with us and not to recruit any of our employees. Upon Mr. Ross’ termination of employment without cause or if he terminates his employment due to specific breaches of the employment agreement by us (excluding any breaches relating to changes to Mr. Ross’ duties and responsibilities as a direct consequence of Bankrate no longer being a public company), we agree to pay a separation payment equal to Mr. Ross’ accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable twelve months from the termination date.

On July 22, 2010, we entered into an employment agreement with Michael J. Ricciardelli, our Senior Vice President — Business Development & Consumer Marketing. Under the terms of the employment agreement, Mr. Ricciardelli is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Ricciardelli agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and in perpetuity thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Ricciardelli agrees not to compete with us and not to recruit any of our employees. Upon Mr. Ricciardelli’s termination of employment without cause or if he terminates his employment due to specific breaches of the employment agreement by us, we agree to pay a separation payment equal to Mr. Ricciardelli’s accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable twelve months from the termination date.

On May 31, 2005, we entered into an employment agreement with Daniel P. Hoogterp, our Senior Vice President — Chief Technology Officer and we amended his employment agreement on September 25, 2009 in connection with the Bankrate Acquisition. Under the terms of the employment agreement, Mr. Hoogterp is entitled to receive an annual base salary as stipulated in the employment agreement (and increased by the amendment) and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Hoogterp agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Hoogterp agrees not to compete with us and not to recruit any of our employees. Upon Mr. Hoogterp’s termination of employment without cause, we have agreed to pay a separation payment equal to Mr. Hoogterp’s accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

Grants of Plan-Based Awards in 2010

The table below provides information regarding equity and non-equity awards granted to the Company’s named executives in 2010.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stocks or Units (2)	All Other Option Awards: Number of Securities Underlying Option Awards	Exercise/ Base Price of Option Award	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold	Target	Maximum
Thomas R. Evans	02/15/10	$125,000	$250,000	$500,000
	04/30/10				35,000	—	—	$ 0

Edward J. DiMaria	02/15/10	100,000	200,000	400,000
	04/30/10				14,000	—	—	0

Donaldson M. Ross	02/15/10	100,000	200,000	400,000
	04/30/10				14,000	—	—	0

Michael J. Ricciardelli	02/15/10	75,000	150,000	300,000
	04/30/10				7,000	—	—	0

Daniel P. Hoogterp	02/15/10	75,000	150,000	300,000		—	—	0
	04/30/10				7,000	—	—	0

(1)

Amounts shown under Estimated Possible Payouts under Non-Equity Incentive Plan Awards represent the minimum payment level under the management incentive program, the target payment level under the management incentive program and the maximum payment level under the management incentive program.

If the threshold level is not attained, no bonus is paid under the management incentive program. Actual amounts earned and paid are set forth above. See “Compensation Discussion and Analysis — 2010 Named Executive Officer Compensation — Incentive Cash Bonus.”

(2)	The awards in this column represent shares of Class B Common Stock of Holdings acquired by the named executive officers for fair market value on April 30, 2010.
(3)	The award associated with the purchase of shares of Class B Common Stock of Holdings described in footnote 2 above had no grant date fair value because the purchase price was equivalent to the value of the purchased shares.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information regarding various equity awards held by Bankrate’s named executive officers as of December 31, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (1)(2)	Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested
Thomas R. Evans	—	—	—	$—	—	26,250	$0	—	$—
Edward J. DiMaria	—	—	—	—	—	10,500	0	—	—
Donaldson M. Ross	—	—	—	—	—	10,500	0	—	—
Michael J. Ricciardelli	—	—	—	—	—	5,250	0	—	—
Daniel P. Hoogterp	—	—	—	—	—	5,250	0	—	—

(1)	The awards in this column represent shares of Class B Common Stock of Holdings acquired by the named executive officers for fair market value on April 30, 2010.
(2)	25% of the shares of Class B Common Stock of Holdings acquired by the named executive officers could have contingently vested (depending on achievement of performance goals) on each of December 31, 2010, December 31, 2011 and December 31, 2012 (no more than 75% of shares of Class B Common Stock could have contingently vested). 25% of such shares vested in connection with achievement of the 2010 performance goals. The unvested shares of Class B Common Stock of Holdings otherwise fully vest upon the achievement of an Apax IRR of 8% in connection with an Exit Event. See “Compensation Discussion and Analysis — 2010 Named Executive Officer Compensation — Long-Term Incentive Compensation” for a fuller discussion of the terms of the Class B Common Stock.
(3)	As of December 31, 2010, the shares of Class B Common Stock had no value because the fair market value did not exceed the purchase price of the purchased shares.

Stock Awards Vested in 2010

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Thomas R. Evans	8,750	$0
Edward J. DiMaria	3,500	$0
Donaldson M. Ross	3,500	$0
Michael J. Ricciardelli	1,750	$0
Daniel P. Hoogterp	1,750	$0

Pension Benefits

None of our named executive officers participate in defined benefit pension plans.

Nonqualified Deferred Compensation

None of our named executive officers participate in nonqualified deferred compensation plans.

Payments upon Termination and Change of Control

Payments upon Termination without Cause or Resignation for Good Reason

Pursuant to our employment agreements with Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp, in the event that we terminate the employment of any of these executive officers without “cause”, or, in the case of Messrs. Evans, Ross and Ricciardelli, if they resign for “good reason”, in the case of Mr. Evans, or constructive termination in the case of Messrs. Ross and Ricciardelli, the applicable executive officer would be entitled to an accrued bonus through the effective date of the termination of employment (the Company does not pay an accrued bonus unless the bonus has been approved and declared payable by the board of directors, which occurs after the end of the applicable fiscal year once final annual results are determined and approved by the auditors, therefore an accrued bonus would only be paid if the bonus has been declared and not paid at the time of termination of employment), payable within fifteen (15) days of the effective termination date, and a separation payment equal to one year’s base salary, at the then-current base salary rate, payable in three equal installments: one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months after the termination date. For these purposes, the term “cause” generally means the executive officers’ (i) material breach of his or her employment agreement; (ii) dishonesty or fraud; (iii) willful or negligent insubordination; (iv) conviction of, or guilty plea to, a felony or crime involving moral turpitude; or (v) resignation. Termination without “cause” generally means any termination other than for “cause” and other than in the event of death or a mental or physical disability, which prevents the executive from performing his or her duties for an extended period of time. For the purposes of Mr. Evans’s employment agreement, the term “good reason” generally means a reduction in his title, duties or responsibilities; his relocation; the failure of any successor to assume his employment agreement; our breach of the agreement; and our failure to allow him to participate in employee benefit plans generally available to executive officers. For purposes of Messrs. Ross and Ricciardelli’s employment agreements, they can terminate their employment and receive severance as described above if the Company does not maintain the executive’s position and duties, or provide base salary, bonus opportunity, executive benefits or expense reimbursement in a manner consistent with the terms of their respective employment agreements.

In addition, if the employment of Messrs Evans, DiMaria, Ross, Ricciardelli and Hoogterp had been terminated without “cause” or for “good reason” effective December 31, 2010, Holdings would have had the right, but not the obligation, to repurchase all or any portion of the vested shares of Class B Common Stock at fair market value and any unvested shares at the lesser of cost of fair market value.

Payments upon Termination for Cause, Resignation, Death or Disability

Pursuant to employment agreements entered into with Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp, in the event of a termination with “cause” or resignation, death or disability, each named executive officer would be entitled to any accrued bonus through the effective date of the termination (the Company does not pay an accrued bonus unless the bonus has been approved and declared payable by the board of directors, which occurs after the end of the applicable fiscal year once final annual results are determined and approved by the auditors, therefore an accrued bonus would only be paid if the bonus has been declared and not paid at the time of termination of employment), payable within fifteen (15) days of the effective termination date.

In addition, if the employment of Messrs Evans, DiMaria, Ross, Ricciardelli and Hoogterp had been terminated with “cause” or by the executive without “good reason” effective December 31, 2010, Holdings has the right, but not the obligation, to repurchase all or any portion of the shares of Class B Common Stock for the lesser of (i) the initial cost of the Class B Common Stock (less any distributions with respect to such shares) and (ii) fair market value.

Payments upon a Change of Control

Upon an Exit Event, which is defined as (i) the consummation by Holdings or any of its subsidiaries of an initial public offering or (ii) a transaction whereby Apax VII Funds no longer owns, directly or indirectly, 50% of the shares of Holdings or the Company, and the target Apax IRR is achieved, each of the named executive officers would have been entitled to an incentive bonus payable in cash or securities that is equal to a portion of the aggregate amount payable under the Exit Incentive Plan. The individual bonus payable to the named executive officer was determined based on the aggregate amount payable under the Exit Incentive Plan multiplied by the percentage of the total shares of Class B Common Stock issued or reserved for issuance held by such named executive officer. This percentage is determined by dividing the number of shares of Class B Common Stock held by the named executive officer by the aggregate number of shares of Class B Common Stock issued or reserved for issuance under our Certificate of Incorporation. The individual percentages for the named executive officers were: 32.95% for Mr. Evans, 13.18% for Mr. DiMaria, 13.18% for Mr. Ross, 6.59% for Mr. Ricciardelli and 6.59% for Mr. Hoogterp.

In addition, if target Apax IRR is not achieved in connection with an Exit Event, Holdings will have had the right, but not the obligation, to acquire all or any portion of each named executive officer’s vested shares of Class B Common Stock. Holdings will generally have the right to acquire such vested shares of Class B Common Stock at fair market value.

Termination Following a Change of Control

None of our executive officers has a change of control agreement with us. However, pursuant to Mr. Evans’s employment agreement, in the event that a successor to all or substantially all of our business and/or assets that fails to assume his employment agreement, Mr. Evans would be permitted to resign for “good reason.” Upon a termination of employment without “cause” following a change of control, our named executive officers will be entitled to the same severance benefits under their respective employment agreements as if the termination of employment had occurred independent of a change of control (see “Payments upon Termination without Cause or Resignation for Good Reason”).

The following table reflects estimated payments to our named executive officers that may be made upon termination of employment or a termination of employment in connection with a change of control. The estimated payments in the table are calculated based on the assumption that the hypothetical termination of employment and the hypothetical change of control each occurred on December 31, 2010.

Name	Scenario	Cash Severance ($)(1)	Class B Common Stock ($)(2)	Exit Event Payment ($)(3)	Total ($)
Thomas R. Evans	Resignation	0	0	0	0
	Involuntary Termination not for Cause	450,000	0	0	450,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	450,000	0	3,526,595	3,976,595
	Change of Control (No Termination of Employment)	0	0	3,526,595	3,526,595

Edward J. DiMaria	Resignation	0	0	0	0
	Involuntary Termination not for Cause	375,000	0	0	375,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	375,000	0	1,410,638	1,785,638
	Change of Control (No Termination of Employment)	0	0	1,410,638	1,410,638

Donaldson M. Ross	Resignation	0	0	0	0
	Involuntary Termination not for Cause	350,000	0	0	350,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	350,000	0	1,410,638	1,760,638
	Change of Control (No Termination of Employment)	0	0	1,410,638	1,410,638

Michael J. Ricciardelli	Resignation	0	0	0	0
	Involuntary Termination not for Cause	300,000	0	0	300,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	300,000	0	705,319	1,005,319
	Change of Control (No Termination of Employment)	0	0	705,319	705,319

Daniel P. Hoogterp	Resignation	0	0	0	0
	Involuntary Termination not for Cause	275,000	0	0	275,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	275,000	0	705,319	980,319
	Change of Control (No Termination of Employment)	0	0	705,319	705,319

(1)	Cash severance amounts are based on base pay using current base salary.
(2)	For the purposes of determining payments relating to the Class B Common Stock, the calculation is based on the December 31, 2010 stock price valuation of $0 per share of Class B Common Stock.
(3)	For the purposes of determining the payments relating to the Exit Incentive Plan, the calculation assumes a December 31, 2010 valuation based on comparables, taking into account a liquidity discount.

Restrictive Covenants

Pursuant to the employment agreements with Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp, each executive officer has agreed not to compete with us and not to recruit any of our employees during the term of his employment and for a period of one year thereafter. In addition, each executive officer has also agreed not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter (except Mr. Ricciardelli, who has a perpetual confidentiality covenant) and not to disclose any of our trade secrets for so long as they remain trade secrets. In order to receive the benefits described above in “Payments upon Termination without Cause or Resignation for Good Reason,” the executive officers must comply with each of these restrictive covenants and must enter into a separation and release agreement with us releasing us from any and all liability and settling all claims of any kind.

Director Compensation

The following table sets forth, for the fiscal year ended December 31, 2010, certain information regarding the compensation each person who was a non-employee director of the Company (the “Non-Employee Directors”) in 2010. Mr. Evans, who is an employee of the Company, does not receive additional direct compensation for his services as a director. In addition, Messrs. Brody, Stahl and Truwit, members of our board of directors designated by Apax Partners, do not receive compensation for their services as directors. Mr. Morse also does not receive fees for his service as a director. We provided Mr. Jeffery H. Boyd, who served as an independent director, with a monthly retainer of $4,166 a month for board service.

Upon request, we reimburse directors for travel and lodging expenses that they incur in connection with their attendance at directors’ meetings.

Name	Fees Earned or Paid in Cash		Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Jeffery H. Boyd	$56,522	(1)	—	—	$971	(2)	$57,493
Seth Brody	—		—	—	—		—
Thomas R. Evans	—		—	—	—		—
Peter C. Morse	—		—	—	1,634,451	(3)	1,634,451
Christian Stahl	—		—	—	—		—
Mitch Truwit	—		—	—	—		—

(1)	Director fees paid to Mr. Boyd for service on the board of directors. This amount includes director fees earned in October, November and December of 2009 and paid in February 2010.
(2)	The amounts in this column reflect an equity fee paid to Mr. Boyd pursuant to the Company’s issuance of additional preferred stock for cash. Mr. Boyd is paid an equity fee equal to 3% of any new equity raised or issued multiplied by his proportionate investment share, which is 0.02%.
(3)	Includes certain advisory fees unrelated to Mr. Morse’s service as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2011, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of our common stock offered in the Initial Public Offering for:

•	each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers; and

•	all of our current directors and current executive officers as a group.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

The number of shares and percentages of beneficial ownership set forth below are based on shares of common stock outstanding as of June 30, 2011.

Unless otherwise indicated, the address of each of the individuals and entities named in the table below under “Directors and Named Executive Officers” is c/o Bankrate, Inc., 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408.

	Shares Beneficially Owned as of June 30, 2011
Name of Beneficial Owner	Number	Percentage
5% Stockholders:
Ben Holding S.à r.l.(1)	67,876,566	67.9%
Directors and Named Executive Officers:
Peter C. Morse	3,905,652	3.9%
Thomas R. Evans	1,610,294	1.6%
Edward J. DiMaria	428,169	*
Daniel P. Hoogterp	197,209	*
Michael J. Ricciardelli	186,505	*
Donaldson M. Ross	373,872	*
Seth Brody	—	—
Richard J. Pinola(2)	10,000	*
Christian Stahl	—	—
James Tieng	—	—
Mitch Truwit	—	—
All Directors and Executive Officers as a group (11 persons)	6,711,901	6.7%

*	Amount represents less than 1% of outstanding common stock.
(1)

Ben Holding S.à r.l. is beneficially owned by the Apax VII Funds. Apax Partners, L.P. is an advisor to Apax US VII Fund under an investment advisory agreement with Apax US VII Fund. Apax Partners LLP is an advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds, under separate investment advisory contracts, and does not have the power to direct investments of any of the Apax VII Funds. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, Apax US VII GP, Ltd., a Cayman Islands exempted limited company, Apax Europe VII GP Co. Limited, a Guernsey incorporated company, and Apax Partners Europe Managers Limited, a company constituted under English company law, are general partners and/or controlling entities of the Apax VII Funds.

Apax Europe VII GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of the Apax Europe VII Funds. Apax Europe VII GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VII GP L.P. Inc. Apax Partners Europe Managers Ltd, an English company, has been appointed by Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VII Funds. Apax Europe VII GP Co. Limited and Apax Partners Europe Managers Ltd are responsible for the investments and general administration of the Apax Europe Funds. The directors of Apax Europe VII GP Co. Limited are Messrs. Andrew Guille, Jeremy Arnold, David Staples and Stephen Hare and Ms. Denise Fallaize. The directors of Apax Partners Europe Managers Limited are Ian Jones and Martin Halusa.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP, Ltd.

(2)	Includes 3,334 shares held by Mr. Pinola’s spouse.

DESCRIPTION OF OTHER INDEBTEDNESS

On June 10, 2011, we entered into the Credit Agreement, pursuant to which Revolving Credit Facilities will be made available to the Company, as borrower, from time to time upon its request and satisfaction of certain conditions. We summarize below the principal terms of the Credit Agreement.

The Company, as borrower, has entered into the Credit Agreement with Goldman Sachs Bank USA (“GS Bank”), as administrative agent, and GS Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers, joint book runners and joint syndication agents. The Tranche A Revolving Credit Facility matures on July 15, 2015 and the Tranche B Revolving Credit Facility matures on April 15, 2015.

At the Company’s election, the interest rate per annum applicable to the loans under the Revolving Credit Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate quoted in the print edition of The Wall Street Journal, Money Rates Section as the prime rate and (b) the federal funds effective rate plus 0.50%, plus an applicable margin currently expected to be 2.00%, or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin currently expected to be 3.00%; provided, however, that at any time less than $20,000,000 in aggregate principal amount of loans are drawn under the Tranche A Revolving Credit Facility, the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the base rate will be 2.25% and the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the Eurodollar rate will be 3.25%.

The obligations of the Company under the Revolving Credit Facilities are guaranteed by each direct and indirect, existing and future, domestic restricted subsidiary that guarantees the Company’s obligations under the Senior Secured Notes. The Revolving Credit Facilities are secured on an equal and ratable basis by a perfected security interest on substantially all of the Company’s and each guarantor’s tangible and intangible assets (subject to certain exceptions) in which a security interest has been granted to secure the Company’s and each Guarantor’s obligations under the Indenture and the Senior Secured Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, the outstanding loans under the Tranche A Revolving Credit Facility would be paid in full first before applying any such amount to pay the Senior Secured Notes and the outstanding loans under the Tranche B Revolving Credit Facility on a pari passu basis).

The Credit Agreement contains customary affirmative and negative covenants, that among other things, limit or restrict the ability of the Company and its restricted subsidiaries to incur additional indebtedness (including guarantee obligations), incur liens, make investments, engage in mergers, consolidations, liquidations and dissolutions (other than pursuant to the Merger), make dividends and distributions on account of their equity interests and enter into transactions with affiliates, in each case, subject to certain exceptions. In addition, the Credit Agreement prohibits the consolidated leverage ratio of the Company and its restricted subsidiaries on a pro forma basis from exceeding, (i) with respect to any period of four consecutive fiscal quarters of the Company for which financial statement have been or are required to be delivered under the Credit Agreement (each such period, a “Test Period”) ending on or prior to December 31, 2011, 4.50 to 1.00, and (ii) with respect to any Test Period ending thereafter, 4.25 to 1.00; provided, that from and after the termination of the Tranche B Revolving Credit Facility the Company shall not permit the consolidated leverage ratio on a pro forma basis to exceed 4.50 to 1.00. The consolidated leverage ratio of the Company will be tested for the first time commencing with the Test Period ending September 30, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Recapitalization and Merger

Prior to the consummation of the Initial Public Offering, each holder of shares of Class A Common Stock, Class B Common Stock, and preferred stock of Holdings exchanged such shares for a number of newly issued shares of common stock of Holdings based on the value of the Company implied by the initial public offering price. Each Holdings Preferred Share was valued at its liquidation preference of $1000 per share, plus a yield of 15% from the date of such share’s issuance through the date of the Recapitalization, plus an early distribution premium equal to the present value of $1,070 plus the yield that would have accrued on such Holdings Preferred Share through August 25, 2011, discounted at an applicable treasury rate plus 50 basis points, less $1,000. Depending on the date of issuance, each Holdings Preferred Share was exchanged for between 80.1 and 83.6 new shares of Company common stock. Each share of Class A Common Stock was valued at its initial purchase price, plus a yield of 15.10% from the date of such share’s issuance through the date of the Recapitalization, plus a proportionate share of the residual implied value of the Company. Depending on the date of issuance, each share of Class A Common Stock was exchanged for between 157.6 and 171.0 new shares of Company common stock. Each share of Class B Common Stock was valued at its initial purchase price, plus a proportionate share of fees, yields, and early distribution premiums realized by holders of Holdings Preferred Shares and shares of Class A Common Stock, plus a proportionate share of the residual implied value of the Company. Depending on the number of shares sold, each share of Class B Common Stock was exchanged for between 31.9 and 32.1 new shares of Company common stock.

In addition, following the Recapitalization and prior to the consummation of the Initial Public Offering, Holdings merged with and into the Company, with the Company surviving. In the Merger, each share of common stock of Holdings outstanding immediately prior to the Merger was converted into 200 shares of common stock of the Company. Each share of common or preferred stock of the Company outstanding immediately prior to the Merger was cancelled without consideration. The consummation of the Initial Public Offering was premised on the prior consummation of the Recapitalization and the Merger.

Stockholders Agreement

In connection with the Merger, the Company entered into a Fourth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with Ben Holding S.à r.l., Mr. Peter Morse, those Bankrate directors and executives who hold Company common stock and certain other holders of Company common stock (the “Stockholders”). The Stockholders Agreement provides that Ben Holding S.à r.l. or any of its direct or subsequent transferees (other than pursuant to a widely distributed public sale or open market purchase) (the “Apax Holders”) is entitled to designate nominees for election to our board of directors as follows: (i) a majority of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 50% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors; (ii) 30% of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 30% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors; and (iii) 15% of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 5% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors. Thereafter the Apax Holders will no longer be entitled to designate any nominees for election to the board of directors except pursuant to our general director nomination process generally applicable to all stockholders, which is described below. For purposes of calculating the number of directors that the Apax Holders are entitled to designate pursuant to the formulas described above, any fractional amounts will be rounded up to the nearest whole number and the calculation will be made taking into account the increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors will equate to two (2) directors). All parties to the Stockholders Agreement are obligated to vote in favor of the Apax Holders’ nominees. In addition, the Apax

Holders have the right to remove and replace any or all of its director-nominees at any time and for any reason and to designate any individual(s) to fill any such vacancies.

In addition, (i) for so long as the Apax Holders, directly or indirectly, beneficially own a majority of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors, at the Apax Holders’ option, a majority of the members of each committee of our board of directors will be directors nominated by the Apax Holders, and (ii) for so long as the Apax Holders, directly or indirectly, beneficially own 5% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors, at the Apax Holders’ option, at least one member of each committee of our board of directors will be a director nominated by the Apax Holders, in each case to the extent permitted by law and applicable stock exchange rules. At the option of the Apax Holders, the Company will cause the board of directors of any of its subsidiaries (and any committees of such board) to have the same proportionate representation as our board of directors and of each committee of our board of directors.

The Stockholders Agreement also provides that the following actions by us or any of our subsidiaries require the approval of the Apax Holders for so long as the Apax Holders beneficially own, directly or indirectly, at least 35% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors:

•	the hiring and removal of our Chief Executive Officer;

•	any change of control as defined in the Stockholders Agreement or initiating any liquidation, dissolution or winding up or other bankruptcy proceeding;

•	entering into any agreement providing for the acquisition or divestiture of assets for aggregate consideration in excess of $100 million;

•	any issuance of equity securities for an aggregate consideration in excess of $100 million; and

•	declaring any extraordinary dividends or making any pro rata share repurchases.

The Stockholders Agreement also includes registration rights providing that the Apax Holders and Mr. Peter Morse may require registration under the Securities Act of all or any portion of the common stock or certain stock equivalents of the Company held by such persons. The Company is obligated to effectuate a maximum of four registrations at the request of the Apax Holders on Form S-1 and an unlimited number of registrations on Form S-3, as well as a maximum of two registrations at the request of Mr. Morse on Form S-3. If a registration is demanded, the Company must provide written notice to other holders of registrable securities who may then elect to include their registrable securities in such a registration. The Stockholders Agreement also includes “piggyback” registration rights providing that whenever the Company proposes to register shares of common stock of the Company for its own account or for the account of any holder of registrable securities (other than a registration the primary purpose of which is to register debt securities or in connection with a business acquisition or combination or an employee benefit plan) any holder of registrable securities party to the Stockholders Agreement, including certain of the current directors and all of the executive officers of the Company, is entitled to include their shares in the registration, subject to customary cutback provisions. The Company will be responsible for all fees and expenses incurred in connection with the filing of a registration statement required under the Stockholders Agreement. The Company must also indemnify all holders of registrable securities for any losses incurred or arising out of any untrue or alleged untrue statement of a material fact contained in any registration statement or related document or any violation of any applicable law or regulation applicable to registrable securities in connection with a registration, other than arising out of statements provided by selling stockholders for inclusion in the registration statement or arising primarily out of actions of the selling stockholders.

Class B Common Share Purchase Agreements

Prior to the Initial Public Offering, Holdings was party to certain Class B Common Share Purchase Agreements, each dated as of either April 30, 2010 or October 31, 2010, with Jeffery H. Boyd, a former director of the Company; each of the following executive officers of the Company: Thomas R. Evans, Edward J. DiMaria, Donaldson M. Ross, Daniel P. Hoogterp, and Michael J. Ricciardelli; and certain non-executive officer employees of the Company. In the aggregate, under the Class B Purchase Agreements, Holdings sold a total of 102,451.43 Class B Common Stock of Holdings to the Class B Purchasing Executives in exchange for a cash payment or the issuance of recourse promissory notes to Holdings by the Class B Purchasing Executives in the aggregate amount of approximately $195,000. None of the individual transactions involved an amount exceeding $120,000. See the section entitled “Description of Indebtedness — Recourse Secured Promissory Notes of Executive Officers.”

The Class B Common Stock issued under the Class B Purchase Agreements was unvested at time of issuance and are subject to a number of vesting conditions and repurchase rights by Holdings. As a result of the Transactions, all of the Class B Common Stock was converted into shares of common stock of the Company. The Class B Purchase Agreements also included certain confidentiality, non-competition and non-solicitation provisions, and provisions for the assignment of intellectual property rights to Holdings by the Class B Purchasing Executives.

Indemnification Agreement

Prior to the Initial Public Offering, Holdings had entered into an Indemnification Agreement, with certain purchasers of Class B Common Stock whereby such purchasers agreed to indemnify Holdings for certain federal, state and local taxes and related attorneys’ fees, costs and expenses incurred by Holdings as a result of an executive’s acquisition, holding, restoring or disposition of the acquired shares or election under Section 83(b) of the Internal Revenue Code of 1986, as amended. Under the agreement, the executives agreed to promptly pay the amount of any tax incurred by Holdings that is covered by the terms of the agreement. Moreover, the executives agreed to take commercially reasonable actions to execute, deliver and file the documents necessary to claim, obtain, secure and substantiate an exemption from tax withholding in connection with the Section 83(b) election.

Exit Event Incentive Bonus Plan

Following the Bankrate Acquisition, the Company adopted the amended and restated Exit Event Incentive Bonus Plan, effective as of October 31, 2010, that provided for the payment of incentive bonuses to eligible employees and directors upon the occurrence of certain “Exit Events.” the Initial Public Offering was an “Exit Event” under such plan, but no amounts will be payable under such plan. The Exit Event Incentive Bonus Plan was terminated in connection with the Initial Public Offering.

Material Event Investment Advisory Agreement

Prior to the Initial Public Offering, the Company was party to a Material Event Investment Advisory Agreement with Apax Partners L.P. dated September 25, 2009 (the “Apax Advisory Agreement”) pursuant to which the Company retained Apax Partners L.P. to provide advisory services to the Company relating to refinancing, recapitalization, public offerings and other exit events, advice relating to acquisitions and divestitures and certain other services. In addition, certain other stockholders of Holdings received similar amounts proportionate to their equity ownership. The Apax Advisory Agreement specifically provided that Apax Partners L.P. would only serve as an advisor and not be involved in the management or operations of the Company. The Apax Advisory Agreement remained in effect until the completion of the Initial Public Offering and has now been terminated. Under the Apax Advisory Agreement and related arrangements, the following persons have received payments from the Company in approximately the following amounts: to Apax Partners, L.P., $34,700,220; to Peter C. Morse, $2,361,468; to Jeffery H. Boyd, $6,531; to Thomas R. Evans, $300,979; to

Edward J. DiMaria, $11,079; to Donaldson M. Ross, $6,688; to Daniel P. Hoogterp, $8,361; and to Michael J. Ricciardelli, $2,341. The Company also agreed to indemnify Apax Partners L.P. and its partners, shareholders, members, directors and other agents for certain losses arising under the Apax Advisory Agreement, losses relating to the Company’s merger agreement with respect to the Bankrate Acquisition and losses arising from advice or services provided by Apax Partners L.P. to the Company. The Apax Advisory Agreement will be terminated as of immediately prior to the Initial Public Offering and no further payments will be made thereunder except as described above provided that certain indemnification provisions in favor of Apax Partners L.P. shall survive as specified in the agreement.

Grant of Equity Awards

Prior to the consummation of the Initial Public Offering, the Company granted to its employees under the Equity Plan shares of restricted stock which will vest over a one-year period and stock options vesting over a four-year period (in each case subject to continued employment through the applicable vesting date). We granted approximately 120,135 shares of restricted stock, of which the named executive officers of the Company received the following grants of shares of restricted stock: to Edward J. DiMaria, Donaldson M. Ross, Daniel P. Hoogterp, and Michael J. Ricciardelli, 2,706 shares each, and options exercisable for approximately 5,000,000 shares of our common stock, of which the named executive officers of the Company will receive options exercisable for the following amounts of shares: to Richard J. Pinola, 10,000; to Thomas R. Evans, 995,000; to Edward J. DiMaria, 550,000; to Donaldson M. Ross, 400,000; to Daniel P. Hoogterp, 300,000; and to Michael J. Ricciardelli, 300,000 shares.

VCOC Investors’ Rights Agreement

The Company is a party to an amended and restated VCOC Investors’ Rights Agreement (the “VCOC Investors’ Rights Agreement”) with Apax US VII Fund, Apax Europe VII-A, L.P. (together with Apax US VII Fund, the “Apax VCOC Partnerships”), Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax WW Nominees Ltd., and Ben Holding S.à r.l.

Pursuant to the VCOC Investors’ Rights Agreement, so long as an Apax VCOC Partnership directly or indirectly owns stock of Ben Holding S.à r.l., such Apax VCOC Partnerships are entitled to appoint one manager of Ben Holding S.à r.l. (the “Nominated VCOC Director”). So long as the Apax Holders collectively have the right to designate one or more nominees for election to our board of directors, the Apax VCOC Partnerships are entitled to designate certain of such Apax Holders nominees (each a “Company VCOC Director”). To the extent permitted by applicable law and securities exchange listing requirements and consistent with the committee representation provisions of the Stockholders Agreement, each Nominated VCOC Director and Company VCOC Director will be entitled to serve on all the committees and subcommittees of the board of directors of Ben Holding S.à r.l. and the Company, respectively. Each Apax VCOC Partnership also is entitled to appoint an observer to attend the board meetings of Ben Holding S.à r.l. Moreover, each Apax VCOC Partnership is entitled to receive annual and quarterly consolidated financials statements of Ben Holding S.à r.l., the Company, and their respective subsidiaries, and has the right to examine and inspect the properties, books and records, and meet with management of, Ben Holding S.à r.l., the Company and their respective subsidiaries.

Director Indemnification Agreement

The Company entered into Director Indemnification Agreements with certain of our directors whereby we agreed to fully indemnify and hold harmless each such director if such director was or is a party to, among other things, any threatened, pending or completed action, suit, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, by reason of such director’s status as a director, officer, manager, employee, agent or fiduciary of the Company. A director will not be indemnified against any claim for which payment has actually been made under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale of securities of Bankrate, in connection with any proceeding initiated by the director or if it is adjudicated that the director failed to act in good faith and in a manner such director reasonably believed to be in, or not opposed to, the best interests of Bankrate. The agreement will last for so long as such director is a director, officer, employee or agent of Bankrate and for so long as such person is subject to any proceeding by reason of such status.

The Bankrate Acquisition

On August 25, 2009, Holdings acquired the Company by way of a merger of Ben Merger Sub, Inc., with and into the Company, with the Company surviving. Ben Holding S.à r.l. and certain of our directors and executive officers at the time invested funds into Holdings in exchange for shares of common stock and notes (the “Stockholder Notes”). In total, Holdings issued approximately $222.0 million in aggregate principal amount of the Stockholder Notes to the equity owners of Ben Holding S.à r.l., and the other stockholders of Holdings, including Mr. Peter Morse and certain members of our management. The Stockholder Notes accrued interest (1) at a rate of 11.75% per annum, payable semi-annually in cash, and (2) at a rate of 2.25% per annum, payable semi-annually in cash or by increasing the principal amount of the Stockholder Notes, at the election of Holdings. The Stockholder Notes were to mature on August 24, 2014. Holdings had redemption rights requiring a payment equal to: (1) before August 25, 2011, 107% of the principal amount redeemed plus the yield that would have accrued on such principal amount from the redemption date to August 25, 2011 had such principal amounts remained outstanding, in each case discounted from August 25, 2011 to the repayment date at an applicable treasury rate plus 50 basis points; (2) on or after August 25, 2011 and before August 25, 2012, 107% of the principal amount redeemed; (3) on or after August 25, 2012 and before August 25, 2013, 103.5% of the principal amount redeemed; and (4) on or after August 25, 2013, 100% of the principal amount redeemed. Holdings also had certain redemption obligations in the event of a change of control. Holdings used the proceeds from the Stockholder Notes to purchase approximately $222.0 million in aggregate principal amount of a note issued by the Company (the “Intercompany Note”), which contained terms similar to those of the Stockholder Notes.

The following table sets forth the names of significant security holders, directors and officers who purchased shares of common stock of Holdings and Stockholder Notes in connection with the Bankrate Acquisition and the respective number of shares issued to, principal amount of Stockholder Notes issued to, and total amount invested by, each such holder.

Name of holder	Number of shares of Holdings common stock issued to holder	Principal amount of Stockholder Notes issued to holder		Total amount invested by holder
Ben Holding S.à r.l.	305,215	$203,476,762	*	$508,691,906	**
Peter C. Morse	22,800	$15,200,008		$38,000,019
Robert P. O’Block	1,920	$1,280,000		$3,200,000
Thomas R. Evans	2,700	$1,800,000		$4,500,000
Edward J. DiMaria	75	$50,000		$125,000
Daniel P. Hoogterp	75	$50,000		$125,000
Michael J. Ricciardelli	21	$14,000		$35,000
Donaldson M. Ross	60	$40,000		$100,000

*	Issued to Apax US VII, L.P. (7%) and Apax WW Nominees Ltd. for the benefit of the Apax Europe VII Funds (93%).
**	Amounts equal to the principal amount of Stockholder Notes contributed by Apax US VII, L.P. and Apax WW Nominees Ltd. for the benefit of the Apax Europe VII Funds.

The 2010 Recapitalization

In connection with the 2010 Acquisitions and the issuance of the Senior Secured Notes, on July 12, 2010, the parties converted the Stockholder Note and the Intercompany Note into preferred shares of Holdings and the Company respectively, by the following steps (the “2010 Recapitalization”): (i) the Company made a payment to Holdings of unpaid accrued interest on the Intercompany Note of approximately $20.9 million, (ii) Holdings paid $20.6 million of such amount to the holders of the Stockholder Notes in partial satisfaction of all unpaid accrued interest on the Stockholder Notes (the “note holder interest”), (iii) the equity owners of Ben Holding S.à r.l. contributed their Stockholder Notes plus the note holder interest they received from Holdings to Ben Holding S.à r.l. in exchange for additional equity in Ben Holding S.à r.l., (iv) Ben Holding S.à r.l., together with the members of Holdings management that held Stockholder Notes, contributed all of the Stockholder Notes plus all (or 30% in the case of Holdings management) of the note holder interest to Holdings in exchange for a principal amount of approximately $244.3 million of newly-issued non-voting preferred shares of Holdings with a yield of 15% per annum (the “Preferred Shares”), and (v) Holdings contributed the Intercompany Note, together with the cash received in respect of note holder interest by Holdings in step (iv) and the excess cash interest received in step (i), to the Company in exchange for approximately $244.7 million of newly-issued non-voting preferred stock of the Company with a yield of 15.15% per annum (the “Company Preferred Shares”).

The Preferred Shares and the Company Preferred Shares had no fixed maturity date, were non-voting, and had a cumulative dividend yield of approximately 15% per annum, compounded semi-annually. The Preferred Shares and the Company Preferred Shares could only be transferred in connection with a proportionate transfer of common stock of Holdings or common stock of the Company, respectively. The Preferred Shares and the Company Preferred Shares included an increased preference in the event of a repayment of the principal amount thereof at the same premiums and on the same schedule as optional redemptions under the Stockholder Notes.

The following table sets forth the names of significant security holders, directors and officers who participated in the 2010 Recapitalization and the respective principal amount of Stockholder Notes held at the time of the 2010 Recapitalization by, the interest accrued on the Stockholder Notes held by, the total amount contributed to Holdings in the 2010 Recapitalization by, and the number of Preferred Shares issued in the 2010 Recapitalization to, each such holder.

Name of holder	Principal amount of Stockholder Notes held by holder		Note holder interest accrued on Stockholder Notes held by holder		Total amount contributed to Holdings in 2010 Recapitalization		Amount of Holdings Preferred Shares issued to holder in 2010 Recapitalization
Ben Holding S.à r.l.	$203,476,762	*	$18,973,201	*	$298,063,682	*	298,063.7
Peter C. Morse	$14,120,008		$1,256,135		$19,722,990		19,723.0
Robert P. O’Block	$1,280,000		$112,169		$1,786,818		1,786.8
Thomas R. Evans	$1,800,000		$157,737		$2,512,713		2,512.7
Edward J. DiMaria	$50,000		$4,382		$69,798		69.8
Daniel P. Hoogterp	$50,000		$4,382		$69,798		69.8
Michael J. Ricciardelli	$14,000		$1,227		$19,543		19.5
Donaldson M. Ross	$40,000		$3,505		$55,838		55.8
Jeffery H. Boyd	$40,000		$1,998		$55,145		55.1

*	Held or contributed by Apax US VII, L.P. (7%) and Apax WW Nominees Ltd. for the benefit of the Apax Europe VII Funds (93%).

In connection with the issuance of the Senior Secured Notes, the stockholders of Holdings contributed $79.7 million to the capital of Holdings in exchange for additional Holdings Preferred Shares with the terms described above, and Holdings in turn contributed such amount to the capital of the Company in exchange for Company common stock.

DESCRIPTION OF THE REGISTERED NOTES

The outstanding notes have been, and the registered notes will be, issued pursuant to the Indenture. The Indenture incorporates the provisions of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act” or “TIA”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following summary of provisions of the Indenture and the notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including definitions therein of certain terms. The Original Indenture is filed as Exhibit 4.1, the Supplemental Indenture as Exhibit 4.5 and the Second Supplemental Indenture as Exhibit 4.6 of the registration statement of which this prospectus forms a part. This summary may not contain all information that you may find useful. You should read the Indenture and the notes, copies of which are available from us upon request because they, not this description, define your rights as holders of the notes. Capitalized terms used and not defined in this “Description of the Registered Notes” section have the meanings specified in the Indenture.

General

Capitalized terms used in this “Description of the Registered Notes” section have the meanings set forth in the section “— Certain Definitions” and, if not defined therein, the meaning set forth elsewhere in this prospectus. As used in this “Description of the Registered Notes” section, (1) the terms “we,” “our,” and “us” each refer to the Issuer and its consolidated Subsidiaries, and (2) the term “notes” refers to the registered notes.

Pursuant to the Registration Rights Agreement we are obligated for the benefit of the holders of the outstanding notes, at our cost, to effect an exchange offer pursuant to which we will offer to the holders of the outstanding notes the opportunity to exchange the outstanding notes for the registered notes offered hereby, which will have terms identical in all material respects to the outstanding notes (except that the registered notes will not contain terms with respect to transfer restrictions or interest rate increase in circumstances relating to the timing of the exchange offer) and in certain circumstances to register the notes for resale under the Securities Act through a shelf registration statement.

Brief Description of the Notes

The Notes

The registered notes will be:

•	general senior secured obligations of the Issuer;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Issuer;

•	secured on a first priority Lien basis by the “Collateral” (as defined below in the section entitled “— Collateral and Security Documents”) subject to Permitted Liens under the Indenture;

•

effectively senior to any existing or future unsecured Indebtedness of the Issuer to the extent of the value of the Collateral securing the obligations under the notes (after giving effect to Liens securing any Permitted Lien);

•

effectively subordinated to the Issuer’s Priority Payment Lien Obligations (as defined below under “— Collateral and Security Documents”) to the extent of the value of the Collateral securing such Obligations;

•	senior in right of payment to any existing or future Subordinated Indebtedness of the Issuer;

•	structurally subordinated to all liabilities and preferred stock of Subsidiaries of the Issuer that are not Guarantors; and

•	guaranteed on a senior secured basis by each Domestic Subsidiary (the “Guarantors”).

The Guarantees

The registered notes will be fully and unconditionally, jointly and severally, guaranteed by all of the Guarantors. See the section entitled “— Guarantees.”

Each Guarantee will be:

•	a general senior secured obligation of the Guarantor;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Guarantor;

•	secured on a first-priority Lien basis by the Collateral owned by the Guarantor, subject to Permitted Liens under the Indenture;

•

effectively senior to any existing or future Indebtedness of the Guarantor to the extent of the value of the Collateral securing the Guarantor’s obligations under its Guarantee (after giving effect to Liens securing any Permitted Lien);

•	effectively subordinated to the Guarantor’s Priority Payment Lien Obligations to the extent of the value of the Collateral securing such obligations;

•	senior in right of payment to any existing or future Subordinated Indebtedness of the Guarantor; and

•	structurally subordinated to all liabilities and preferred stock of any Subsidiaries of such Guarantor that are not Guarantors.

As of the date hereof, all of the Issuer’s Subsidiaries will be “Restricted Subsidiaries.” However, none of the Issuer’s Foreign Subsidiaries will guarantee the notes. In addition, under the circumstances described in the section entitled “— Certain Covenants — Limitation on Restricted Payments,” the Issuer will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. The Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

The notes are unlimited in aggregate principal amount, of which $195.0 million in aggregate principal amount are outstanding. The notes mature on July 15, 2015. The Issuer may issue additional notes from time to time under the Indenture (“Additional Notes”). Any offering of Additional Notes is subject to the covenants described below in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.” The notes and any Additional Notes subsequently issued under the Indenture will be substantially identical other than the issuance dates and the dates from which interest will accrue and will be treated as a single class for all purposes under the Indenture and the Security Documents. Any notes that remain outstanding after the completion of the exchange offer contemplated under the Registration Rights Agreement, together with the registered notes issued in connection with such exchange offer, will be treated as a single class of securities under the Indenture. Any Additional Notes issued after the offering of the notes will be secured, equally and ratably with the notes. As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the then outstanding notes. Because, however, any Additional Notes may not be fungible with the notes for federal income tax purposes, they may have a different CUSIP number or numbers, be represented by a different global note or notes and otherwise be treated as a separate class or classes of notes for other purposes.

Interest on the registered notes will accrue at the rate of 11 3/4% per annum and will be payable in cash semi-annually in arrears on July 15 and January 15, commencing on July 15, to holders of record of notes on the immediately preceding July 1 and January 1. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Unless the context requires otherwise, references to “notes” for all purposes of the Indenture and this “Description of the Registered Notes” include any Additional Notes that are actually issued. The notes will be issued in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

Payments

Principal of, and premium, if any, interest and Additional Interest, if any, on the notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the paying agent, payment of interest and Additional Interest, if any, may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders; provided that all payments of principal, premium, if any, interest and Additional Interest, if any, with respect to notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the Trustee maintained for such purpose.

Ranking

The notes will be secured obligations of the Issuer that rank senior in right of payment to all existing and future subordinated indebtedness of the Issuer. The notes will rank equally in right of payment with all existing and future senior indebtedness of the Issuer. The notes will be effectively senior to all of the Issuer’s existing and future unsecured Indebtedness to the extent of the value of the Collateral securing the obligations under the notes on a first-priority basis (in each case, after giving effect to Priority Payment Lien Obligations and other Permitted Liens). The notes will be structurally subordinated to obligations of subsidiaries of the Issuer that are not Guarantors, including Indebtedness and preferred stock of Foreign Subsidiaries.

With respect to the Collateral, the Indebtedness and obligations under the notes and certain future Indebtedness and obligations permitted under the Indenture will have first-priority liens. Under the terms of the Security Documents, however, the proceeds of any collection, sale, disposition or other realization of Collateral received in connection with the exercise of remedies (including distributions of cash, securities or other property on account of the value of the Collateral in a bankruptcy, insolvency, reorganization or similar proceedings) will be applied first to repay our Priority Payment Lien Obligations before any holder receives any proceeds. We advise you that there may not be sufficient proceeds remaining to pay amounts due on any or all of the notes and the Guarantees then outstanding.

Guarantees

The obligations of the Issuer under the notes, the Indenture and the Security Documents will be, jointly and severally, fully and unconditionally guaranteed on a senior secured basis (the “Guarantees”) by each Guarantor. Not all of our Subsidiaries will guarantee the notes. Unrestricted Subsidiaries, Foreign Subsidiaries and immaterial Restricted Subsidiaries will not be Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

For the fiscal year ended December 31, 2010, our non-Guarantor Subsidiaries generated approximately $1.3 million in net loss and had EBITDA loss of approximately $(352,000). In addition, as of December 31, 2010, our non-Guarantor Subsidiaries had approximately $1.6 million of total assets and $2.1 million of total liabilities.

As of the date of the Indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below in the section entitled “— Certain Covenants — Limitation on Restricted Payments,” the Issuer will be permitted to designate some of its Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

•	an Unrestricted Subsidiary will not be subject to the restrictive covenants in the Indenture;

•	a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Guarantee; and

•

the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture except to the extent expressly permitted therein.

The obligations of each Guarantor under its Guarantee will be limited to the maximum amount that will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment for distribution under its Guarantee will be entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.

Collateral and Security Documents

Pursuant to the Security Documents, the Issuer and each Guarantor granted to Wilmington Trust FSB, or any nationally recognized trust company or any successor that is acting as collateral agent (the “Collateral Agent”) first priority liens and security interests, subject to Permitted Liens, in the Collateral to secure the payment and performance when due of all of the Obligations of the Issuer and such Guarantor under the notes, the Indenture, the Guarantees and the Security Documents for the benefit of the Trustee and the holders of the notes. The Collateral also secures on a first-priority basis, subject to liens permitted under the applicable security documents, certain future Indebtedness and other obligations permitted under the Indenture. However, under the terms of the Security Documents, the proceeds of any collection, sale, disposition or other realization of Collateral received in connection with the exercise of remedies (including distributions of cash, securities or other property on account of the value of the Collateral in a bankruptcy, insolvency, reorganization or similar proceedings) will be applied first to repay the Priority Payment Lien Obligations before any holder receives any proceeds.

The registered notes and Guarantees will be secured by all of the Issuer’s and each Guarantor’s right, title and interest in the following (the “Collateral”), subject to certain exceptions in addition to those specified below and to the grant of further Permitted Liens:

•	all accounts;

•	all chattel paper;

•	all deposit accounts;

•	all documents;

•	all equipment;

•	all fixtures;

•	all general intangibles;

•	all intellectual property and intellectual property licenses (including without limitation patents, trademarks and copyrights and domain names);

•	all instruments;

•	all inventory;

•	all investment property;

•	all letter of credit rights;

•	all commercial tort claims;

•

all Equity Interests of the Issuer and each Subsidiary owned directly by the Issuer or any Guarantor (which, in the case of the voting Capital Stock of each foreign subsidiary will be limited to 65% of the issued and outstanding voting Capital Stock of such foreign subsidiary at any time);

•	all other property not otherwise described above (except for any property specifically excluded);

•	all books and records related to the foregoing; and

•

to the extent not otherwise included, all proceeds, supporting obligations and products of any and all of the foregoing and all collateral security and guarantees given by the Issuer or the Guarantors with respect to the foregoing.

The Collateral excludes certain property (“Excluded Asset”), including:

(i)	any property to the extent that a grant of a security interest in such property pursuant to the Security Documents is prohibited by any requirement of law of a governmental authority, requires a consent not obtained of any governmental authority pursuant to such requirement of law or is prohibited by, or constitutes a breach or default under or results in the termination of or requires any consent not obtained under, any contract, license, agreement, instrument or other document evidencing or giving rise to such property or, in the case of any investment property, pledged stock or pledged note (other than any of the foregoing issued by the Issuer or any Subsidiary thereof), any applicable shareholder, joint venture or similar agreement, except, in each case, to the extent that such requirement of law or the term in such contract, license, agreement, instrument or other document or shareholder or similar agreement providing for such prohibition, breach, default or termination or requiring such consent is ineffective under applicable law (including but not limited to the Uniform Commercial Code or Title 11 of the United States Code, as amended (the “Bankruptcy Code”)),

(ii)	any intellectual property to the extent that the grant of a security interest therein would result in the invalidity, unenforceability, voiding or cancellation thereof (including, without limitation, any trademark application filed on an intent to use basis),

(iii)	leasehold interests in real property with respect to which the Issuer or any Guarantor is a tenant or subtenant,

(iv)	any voting Capital Stock of any foreign subsidiary owned by the Issuer or any Guarantor in excess of 65% of the voting Capital Stock of such foreign subsidiary,

(v)	any aircraft or any trucks, trailers, tractors, service vehicles, automobiles, rolling stock or other registered mobile equipment of the Issuer or equipment of the Issuer or any Guarantor covered by certificates of title or ownership to the extent that a lien thereon may not be perfected by filing a financing statement,

(vi)	property and assets owned by the Issuer or any Guarantor that are the subject of Permitted Liens described in clause (6) of the definition thereof for so long as such Permitted Liens are in effect and the Indebtedness secured thereby otherwise prohibits any other Liens thereon,

(vii)	(i) deposit and securities accounts the balance of which consists exclusively of (a) withheld income Taxes and federal, state or local employment taxes in such amounts as are required to be paid to the Internal Revenue Service or state or local government agencies within the following two months with respect to employees of the Issuer or any of the Guarantors, and (b) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3-102 on behalf of or for the benefit of employees of the Issuer or any Guarantor, and (ii) all segregated deposit accounts constituting (and the balance of which consists solely of funds set aside in connection with) tax accounts and trust accounts, and

(viii)	any Capital Stock or other securities of the Issuer’s Subsidiaries to the extent that the pledge of such securities results in the Issuer being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary for the Issuer not to be subject to such requirement and only for so long as such requirement is in existence; provided that neither the Issuer nor any of its Subsidiaries shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the Lien on any securities pursuant to this clause;

provided, that notwithstanding anything to the contrary in the foregoing, no asset described in clause (i) through (vii) above shall constitute an “Excluded Asset” if such asset secures any Priority Payment Lien Obligations, Pari Passu Payment Lien Obligations or Junior Lien Indebtedness.

We may not have granted or taken the actions required to perfect the security interests in assets of the type constituting the Collateral owned or used by the Issuer and each Guarantor on the Issue Date by the Issue Date. In such event, we will be required to grant or perfect such security interests in the manner and to the extent required in the Indenture and in the Security Documents within 90 days of the Issue Date (other than with respect to the filing of Uniform Commercial Code financing statements, which shall be filed no later than the Issue Date). The Company and the Guarantor will not be required to obtain control agreements with respect to deposit accounts and securities accounts (i) that have an average five business day closing balance not exceeding $5.0 million in the aggregate or (ii) constituting Excluded Assets described in clause (vii) of the definition thereof.

Use and Release of Collateral

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, the Issuer and the Guarantors will be entitled to exercise any voting and other consensual rights pertaining to all Capital Stock pledged pursuant to the Security Documents and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Security Documents), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon.

Priority

The relative priority among (a) the obligees with respect to certain cash management obligations of the Issuer and the Guarantors, (b) any other Priority Payment Lien Obligations, (c) the Trustee and the holders of notes under the Indenture and (d) Pari Passu Payment Lien Obligations with respect to the security interest in the Collateral that is created by the Security Documents will be established by the terms of the Security Documents, which will provide that all obligations under the notes, certain cash management obligations and certain future Indebtedness are secured equally and ratably by a first-priority interest in the Collateral, subject to Permitted Liens, but upon the occurrence of an Event of Default, any Priority Payment Lien Obligations including certain cash management obligations will be repaid prior to the repayment of the notes and Pari Passu Payment Lien Obligations with proceeds of the Collateral, and the notes and any such other Pari Passu Payment Lien Obligations shall rank pari passu in right of payment with respect to each other as to the proceeds of the Collateral.

Administration of Security

The Security Documents and the Collateral are administered by the Collateral Agent for the benefit of the Trustee and all holders of the notes, Priority Payment Lien Obligations and Pari Passu Payment Lien Obligations. The ability of holders of the notes to realize upon the Collateral will be subject to various bankruptcy law limitations in the event of the Issuer’s bankruptcy. See the section entitled “Risk Factors — Federal and state fraudulent transfer laws may permit a court to void the notes, the note guarantees and/or the grant of collateral and, if that occurs, you may not receive any payments on the notes.”

The Trustee has, and by accepting a note, each holder of notes thereof will be deemed to have:

•	irrevocably appointed the Collateral Agent to act as its agent under the Security Documents; and

•

irrevocably authorized the Collateral Agent to (i) perform the duties and exercise the rights, powers and discretions that are specifically given to it under the Security Documents or other documents to which it is a party, together with any other incidental rights, power and discretions; and (ii) execute each document expressed to be executed by the Collateral Agent on its behalf.

Enforcement of Security

The Security Documents contain procedures with respect to the coordination of instructions from the Applicable Authorized Representative (as defined below in the section entitled “Additional Secured Obligation Arrangements — Pari Passu Payment Lien Obligations”) for the notes and other Pari Passu Payment Lien Obligations and the representative of holders of Priority Payment Lien Obligations with respect to the security interests in the Collateral. The Collateral Agent shall act in relation to the Collateral in accordance with the instructions of (i) if any Priority Payment Lien Obligations are outstanding, the Applicable Priority Lien Representative (as defined below in the section entitled “Additional Secured Obligation Arrangements-Priority Payment Lien Obligations”) and the Applicable Authorized Representative and (ii) if no Priority Payment Lien Obligations are outstanding, the Applicable Authorized Representative.

The Collateral Agent shall follow the instructions of the Applicable Priority Lien Representative, and the Applicable Authorized Representative, for itself and on behalf of the holders of the notes and holders of Pari Passu Payment Lien Obligations, agrees that, whether or not any insolvency or liquidation proceeding has been commenced, the holders of the notes and holders of Pari Passu Payment Lien Obligations, except for Permitted Noteholder Actions, will not and will not direct the Collateral Agent to, so long as the Priority Payment Lien Obligations are outstanding,

(A)	enforce or exercise, or seek to enforce or exercise, any rights or remedies (including any right of setoff) with respect to any Collateral (including the enforcement of any right under any account control agreement, landlord waiver or bailee’s letter or any similar agreement or arrangement to which the Applicable Authorized Representative or any other Authorized Representative is a party) or

(B)	commence or join with any Person (other than the Applicable Priority Lien Representative) in commencing, or petition for or vote in favor of any resolution for, any action or proceeding with respect to such rights or remedies (including any foreclosure action);

provided, however, that the Applicable Authorized Representative may or may direct the Collateral Agent to enforce or exercise any or all such rights and remedies, or commence, join with any Person in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, after a period of 120 days has elapsed (which period shall be tolled during any period in which the Applicable Priority Lien Representative shall not be entitled to enforce or exercise any rights or remedies with respect to any Collateral as a result of (x) any injunction issued by a court of competent jurisdiction or (y) the automatic stay or any other stay in any insolvency or liquidation proceeding) since the date on which the Applicable Authorized Representative has delivered to the Applicable Priority Lien Representative and the Collateral Agent written notice of the acceleration of the Indebtedness then outstanding under the notes (the “Standstill Period”); provided further, however , that (1) notwithstanding the expiration of the Standstill Period or anything herein to the contrary, in no event shall the Applicable Authorized Representative or any holder of the notes direct the Collateral Agent to enforce or exercise any rights or remedies with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if the Applicable Priority Lien Representative or any other holder of Priority Payment Lien Obligations shall have commenced, and shall have directed the Collateral Agent to diligently pursue (or shall have sought or requested relief from or modification of the automatic stay or any other stay in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to any Collateral or any such action or proceeding (prompt written notice thereof to be given to the Applicable Authorized Representative by the Applicable Priority Lien Representative) and (2) after the expiration of the Standstill Period, so long as neither the Applicable Priority Lien Representative nor the holders of the Priority Payment Lien Obligations have commenced any action to enforce their Lien on any material portion of the Collateral, in the event that and for so long as the holders of the notes and holders of the Pari Passu Payment Lien Obligations (or the Applicable Authorized Representative on their behalf) have commenced any actions to enforce their Lien with respect to any Collateral to the extent permitted hereunder and are diligently pursuing such actions, neither the holders of Priority Payment Lien Obligations nor the Applicable Priority Lien Representative shall take any action of a similar nature with respect to such Collateral; provided that all other provisions of this Agreement are complied with.

Any Person entitled to instruct the Collateral Agent to exercise any right or remedy with respect to the Collateral may give or refrain from giving instructions to the Collateral Agent to exercise or refrain from exercising the Collateral as it sees fit in accordance with the other provisions of the Security Documents.

The Indenture and the Security Documents contain waterfall provisions which will provide that the net proceeds from any sale, disposition or other realization of the Collateral upon the enforcement of the security for the secured Obligations (including for these purposes distributions of cash, securities or other property on account of the value of the Collateral in a bankruptcy case of the Issuer or any of the Guarantors) shall be applied to the Priority Payment Lien Obligations prior to any application of such net proceeds to the obligations under the notes.

Additional Secured Obligation Arrangements

Priority Payment Lien Obligations

If the Issuer or any Guarantor incurs any Priority Payment Lien Obligations, the representative of the holders of such Priority Payment Lien Obligations shall enter into a joinder to the Security Documents, in substantially the form provided therein.

Under the Security Documents, the holders of the Priority Payment Lien Obligations will be represented by their designated agent (a “Priority Lien Representative”). Except as otherwise provided above, the Security Documents will provide that, whenever any Priority Payment Lien Obligations are outstanding, only the “Applicable Priority Lien Representative” has the right to direct foreclosures and take other actions with respect to the Collateral, and the Priority Lien Representatives of other Priority Payment Lien Obligations have no right to take actions with respect to the Collateral. The Priority Lien Representative for the Priority Payment Lien Obligations that constitute the largest principal amount outstanding of any then-outstanding Priority Payment Lien Obligations (the “Largest Priority Lien Holder”) shall be the Applicable Priority Lien Representative. The Applicable Priority Lien Representative will remain as such until the earlier of (1) the date upon which another holder of Priority Payment Lien Obligations becomes the Largest Priority Lien Holder, and (2) the Non-Controlling Priority Lien Representative Enforcement Date (as defined below) (such earlier date, the “Applicable Priority Lien Date”). After the Applicable Priority Lien Date, the Applicable Priority Lien Representative will be (1) if such Applicable Priority Lien Date occurred because another holder of Priority Payment Lien Obligations became the Largest Priority Lien Holder, such new Largest Priority Lien Holder, and (2) if such Applicable Priority Lien Date occurred because of the Non-Controlling Priority Lien Representative Enforcement Date, the Priority Lien Representative of the Priority Payment Lien Obligations that constitute the second largest outstanding principal amount of any then outstanding Priority Payment Lien Obligations (the “Major Non-Controlling Priority Lien Representative”).

The “Non-Controlling Priority Lien Representative Enforcement Date” is the date that is 75 days (throughout which 75-day period the Major Non-Controlling Priority Lien Representative was not the Applicable Priority Lien Representative) after the occurrence of both (a) an event of default under the terms of the relevant Indebtedness, and (b) the Collateral Agent’s and each other Priority Lien Representative’s receipt of written notice from that Major Non-Controlling Priority Lien Representative certifying that (i) such Priority Lien Representative is the Major Non-Controlling Priority Lien Representative and that an event of default, with respect to such Indebtedness, has occurred and is continuing and (ii) that such Indebtedness is currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of that Indebtedness; provided that the Non-Controlling Priority Lien Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Collateral (1) at any time the

Applicable Priority Lien Representative has commenced and is pursuing any enforcement action with respect to such Collateral with reasonable diligence in light of the then existing circumstances or (2) at any time the Issuer or the Guarantor that has granted a security interest in such Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Pari Passu Payment Lien Obligations

If the Issuer or any Guarantor incurs any Indebtedness which is permitted to be secured by the Collateral on a Pari Passu Payment Lien Priority with the notes, the representative of the holders of such Pari Passu Payment Lien Obligations shall enter into a joinder to the Security Documents (the “Joinder Agreement”), in substantially the form provided therein, and thereafter the relationship between holders of the notes and the Pari Passu Payment Lien Obligations will be governed by the Security Documents as described below.

Under the Security Documents, the holders of the notes will be represented by the Trustee and the holders of the Pari Passu Payment Lien Obligations will be represented by their designated agent (each, an “Authorized Representative”). The Security Documents will provide for the priorities and other relative rights among the holders of the notes and the holders of the Pari Passu Payment Lien Obligations, including, among other things, that, subject to the discussion set forth in the section “— Enforcement of Security” above:

(1)	notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens on the Collateral securing the notes and the Pari Passu Payment Lien Obligations, the Liens securing all such Indebtedness shall be of equal priority; and

(2)	the obligations in respect of the notes and the Pari Passu Payment Lien Obligations may be increased, extended, renewed, replaced, restated, supplemented, restructured, refunded, refinanced or otherwise amended from time to time, in each case, to the extent permitted by the Indenture and the documentation governing the Pari Passu Payment Lien Obligations.

Subject to the discussion set forth in the section “— Enforcement of Security” above, the Security Documents will also, as between the holders of the notes and the holders of Pari Passu Payment Lien Obligations, provide that only the “Applicable Authorized Representative” has the right to direct the Collateral Agent in conducting foreclosures and in taking other actions with respect to the Collateral, and the Authorized Representatives of other Indebtedness have no right to take actions with respect to the Collateral. The Trustee will be the Applicable Authorized Representative unless the notes do not represent the largest principal amount outstanding of any then outstanding Indebtedness secured on a Pari Passu Payment Lien Priority by the Collateral, at which point the Authorized Representative for the Pari Passu Payment Lien Obligations representing the largest principal amount outstanding of any then outstanding Indebtedness secured on a Pari Passu Payment Lien Priority by the Collateral shall become the Applicable Authorized Representative (a “Larger Holder Event”), as certified by the Issuer to the Collateral Agent in an Officers’ Certificate. Following a Larger Holder Event, the Authorized Representative for the Indebtedness that constitutes the largest principal amount of any then outstanding Indebtedness secured on a pari passu basis by the Collateral will become the Applicable Authorized Representative. The Applicable Authorized Representative will remain as such until the earlier of (1) the occurrence of a subsequent Larger Holder Event, and (2) the Non-Controlling Authorized Representative Enforcement Date (as defined below) (such earlier date, the “Applicable Authorized Agent Date”). After the Applicable Authorized Agent Date, the Applicable Authorized Representative will be (1) if such Applicable Authorized Agent Date occurred because of a Larger Holder Event, as determined above, and (2) if such Applicable Authorized Agent Date occurred because of the Non-Controlling Authorized Representative Enforcement Date, the Authorized Representative of the Indebtedness that constitutes the second largest outstanding principal amount of any then outstanding Indebtedness secured on a pari passu basis by the Collateral (the “Major Non-Controlling Authorized Representative”).

The “Non-Controlling Authorized Representative Enforcement Date” is the date, if no Priority Payment Lien Obligations are outstanding, that is 90 days (throughout which 90-day period the Major Non-Controlling Authorized Representative was not the Applicable Authorized Representative) after the occurrence of both (a) an event of default under the terms of the relevant Indebtedness, and (b) the Collateral Agent’s and each other Authorized Representative’s receipt of written notice from that Major Non-Controlling Authorized Representative certifying that (i) such Authorized Representative is the Major Non-Controlling Authorized Representative and that an event of default, with respect to such Indebtedness, has occurred and is continuing and (ii) that such Indebtedness is currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of that Indebtedness; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Collateral (1) at any time the Applicable Authorized Representative has commenced and is pursuing any enforcement action with respect to such Collateral with reasonable diligence in light of the then existing circumstances or (2) at any time the Issuer or the Guarantor that has granted a security interest in such Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Subject to the discussion set forth in the section entitled “— Enforcement of Security” above, the Applicable Authorized Representative will have the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Collateral, and the Collateral Agent shall not follow any instructions with respect to such Collateral from any other Person. No Authorized Representative of any Indebtedness (other than the Applicable Authorized Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, the Collateral.

Notwithstanding the foregoing, (i) in any insolvency or liquidation proceeding involving the Issuer or any Guarantor, the Trustee may file a proof of claim or statement of interest with respect to the obligations relating to the Indenture and the notes; (ii) the Trustee may take any action to preserve or protect the validity and enforceability of the Liens securing the notes, provided that no such action is, or could reasonably be expected to be, (A) adverse to the holders of the Priority Payment Lien Obligations or the rights of the Priority Lien Representatives to exercise remedies in respect thereof or (B) otherwise inconsistent with the terms of the Security Documents; (iii) the Trustee may file any responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the holders of the notes, including any claims secured by the Collateral or otherwise make any agreements or file any motions pertaining to the obligations relating to the Indenture and the notes, in each case, to the extent not inconsistent with the terms of the Security Documents; and (iv) the Trustee and the holder of the notes may exercise rights and remedies as unsecured creditors (all of the foregoing clauses (i) through (v), the “Permitted Noteholder Actions”).

Notwithstanding the equal priority of the Liens, the Collateral Agent, acting on the instructions of the Applicable Authorized Representative, may deal with the Collateral as if such Collateral Agent had a senior Lien on such Collateral. No Authorized Representative of any Indebtedness (other than the Applicable Authorized Representative) may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent (acting on the instructions of the Applicable Authorized Representative) or Applicable Authorized Representative. The Trustee and each other Authorized Representative will agree that it will not accept any Lien on any Collateral for the benefit of the holders of the notes (other than funds deposited for the redemption, discharge or defeasance of the notes) other than pursuant to the Security Documents. Each holder of such Indebtedness, including the holders by acceptance thereof, will be deemed to have agreed that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any other holder of such Indebtedness in all or any part of the Collateral, or any of the provisions of the Joinder Agreement or the Security Agreement.

Subject to the discussion set forth in the section entitled “— Enforcement of Security” above, if an event of default has occurred and is continuing under any such Indebtedness, and the Collateral Agent is taking action to enforce rights in respect of any Collateral, or any distribution is made with respect to any Collateral in any bankruptcy case of the Issuer or any Guarantor, the proceeds of any sale, collection or other liquidation of any such Collateral by the Collateral Agent or any other holder of such Indebtedness, as applicable, will, subject to the payment of Priority Payment Lien Obligations, be applied among the Indebtedness covered by the Security Documents to the payment in full of such Indebtedness on a ratable basis, after payment of all amounts owing to the Collateral Agent and the other Authorized Representatives, in their capacity as such.

None of the holders of such Indebtedness may institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Collateral Agent or any other holder of such Indebtedness seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Collateral. In addition, none of the holders of such Indebtedness may seek to have any Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral. If any holder of such Indebtedness obtains possession of any Collateral or realizes any proceeds or payment in respect thereof, in each case, as a result of the enforcement of remedies, at any time prior to the discharge of each of such Indebtedness covered by the Joinder Agreement, then it must hold such Collateral, proceeds or payment in trust for the other holders of such Indebtedness and promptly transfer such Collateral, proceeds or payment to the Collateral Agent to be distributed in accordance with the Security Documents.

Purchase Option. Upon and during the occurrence of a Triggering Event, the holder of the notes may, at their sole expense and effort, upon notice from the Trustee to the Issuer and the Priority Lien Representatives, require the holders of the Priority Payment Lien Obligations to transfer and assign to the holder of the notes, without warranty or representation or recourse (other than the representation or warranty that such Priority Payment Lien Obligations are being transferred without any lien created by the holders of the Priority Payment Lien Obligations), all (but not less than all) of the Priority Payment Lien Obligations and security documents related thereto; provided that (x) such assignment shall not conflict with any law, rule or regulation or order of any court or other governmental authority having jurisdiction, and (y) the holders of the notes shall have paid to the respective Priority Lien Representatives, for the account of the holders of the Priority Payment Lien Obligations, in immediately available funds, an amount equal to 100% of the amount of Priority Payment Lien Obligations then outstanding (which shall include, with respect to the aggregate face amount of any letters of credit outstanding under the documentation governing the Indebtedness included as Priority Payment Lien Obligations, an amount in cash equal to 100% thereof, but shall not include any other fees that become due as a result of the prepayment of the Indebtedness under, or early termination of, such documentation).

Junior Lien Intercreditor Agreement. If the Issuer or any Guarantor incurs any Indebtedness which is permitted to be secured by the Collateral on a junior basis to the security interest in favor of the notes (the “Junior Lien Indebtedness”), the representative of the holders of the Junior Lien Indebtedness shall enter into a junior lien intercreditor agreement (the “Junior Lien Intercreditor Agreement”), in substantially the form attached as an exhibit to the Indenture.

The Junior Lien Intercreditor Agreement will provide, among other things, that (1) the Liens on the Collateral securing the Junior Lien Indebtedness will be junior to the Liens in favor of the Collateral Agent securing the Priority Payment Lien Obligations, the obligations under the notes and the Pari Passu Payment Lien Obligations, and, consequently, the holders will be entitled to receive the proceeds from the disposition of any Collateral prior to the holders of any Junior Lien Indebtedness, (2) during any insolvency proceedings, the Collateral Agent and the agents for any Junior Lien Indebtedness will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral and (3) certain procedures for enforcing the Liens of the Collateral shall be followed.

Pursuant to the terms of the Junior Lien Intercreditor Agreement, prior to the discharge of the Liens pursuant to the Security Documents, the Collateral Agent will determine the time and method by which the security interest in the Collateral will be enforced.

The agents for any Junior Lien Indebtedness will not be permitted to enforce the security interest and certain other rights related to the Junior Lien Indebtedness on the Collateral even if an event of default under such Junior Lien Indebtedness has occurred or such Junior Lien Indebtedness has been accelerated, except in any insolvency or liquidation proceeding as necessary to file a claim or statement of interest with respect to the such Junior Lien Indebtedness holders will be deemed to have agreed and accepted the terms of the Joinder Agreement and the Junior Lien Intercreditor Agreement by their acceptance of the notes.

Release of Collateral

The Indenture provides that the Liens on the Collateral securing the notes issued thereunder will automatically and without the need for any further action by any Person be released:

(1)	in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)	in whole upon:

(a)	satisfaction and discharge of the Indenture as set forth below in the section entitled “— Satisfaction and Discharge;” or

(b)	a legal defeasance or covenant defeasance of the Indenture as described below in the section entitled “— Legal Defeasance and Covenant Defeasance;”

(3)	in part, as to any property that (a) is sold, transferred or otherwise disposed of by the Issuer or any Guarantor (other than to the Issuer or a Guarantor) in a transaction not prohibited by the Indenture at the time of such sale, transfer or disposition or (b) that is cash or Net Proceeds of any Asset Sale for any one or more purposes permitted by the covenant described in the section entitled “— Repurchase at the Option of Holders — Asset Sales;”

(4)	in part, as to any property that is owned or at any time acquired by a Guarantor that has been released from its Guarantee in accordance with the Indenture, concurrently with the release of such Guarantee;

(5)	in part, as to any Collateral of a Guarantor that is designated as an Unrestricted Subsidiary in a transaction or other circumstance that complies with the provisions of the Indenture and other relevant provisions of any other Security Documents, at the time such Guarantor is designated as an Unrestricted Subsidiary;

(6)	in part, in accordance with the applicable provisions of the Security Documents or with the consent of holders of a majority in aggregate principal amount the outstanding notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, notes); and

(7)	in whole or substantially whole, as applicable, with the consent of holders of 75% in aggregate principal amount the then outstanding notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, notes).

Upon compliance by the Issuer or the Guarantors, as the case may be, with the conditions precedent set forth above, the Trustee or the Collateral Agent, at the Issuer’s direction and expense, shall promptly release and reconvey to the Issuer, or the Guarantors, as the case may be, the released Collateral.

Certain Limitations on the Collateral

The right of the Collateral Agent to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Issuer or the Guarantors prior to the Collateral Agent having taken possession and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such Collateral) even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Furthermore, in the event a U.S. bankruptcy court determines the value of the Collateral (after giving effect to any Priority Payment Lien Obligations) is not sufficient to repay all amounts due on the notes and any Pari Passu Payment Lien Obligations, the holders of the notes and such Pari Passu Payment Lien Obligations would hold secured claims to the extent of the value of the Collateral and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case only to the extent the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Issuer or the Guarantors were to become the subject of a bankruptcy case, a bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

Sufficiency of Collateral

No appraisal of the value of the Collateral has been made in connection with the offering of notes and the value of the Collateral in the event of liquidation may be materially different from book value. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of our industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and other factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited, to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described above.

Certain Covenants with Respect to the Collateral

The Collateral is pledged pursuant to the Security Documents, which contain provisions relating to identification of the Collateral and the maintenance of perfected Liens therein. The following is a summary of some of the covenants and provisions set forth in the Security Documents and the Indenture as they relate to the Collateral.

After-Acquired Property. Promptly following the acquisition by the Issuer or any Guarantor of any After-Acquired Property, to the extent such After-Acquired Property is of the type which would constitute Collateral under the Security Documents, the Issuer or such Guarantor shall execute and deliver such security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to cause such After-Acquired Property to be made subject to the Lien under the Security Documents in the manner and to the extent required by the Indenture or any of the Security Documents and shall take all necessary action so that such Lien is perfected to the extent required by the Security Documents to vest in the Collateral Agent a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral, shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

Further Assurances. To the extent required under the Indenture or any of the Security Documents, the Issuer and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Security Documents in the Collateral. In addition, to the extent required under the Indenture or any of the Security Documents, from time to time, the Issuer will reasonably promptly secure the obligations under the Indenture and Security Documents by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to the Collateral perfected to the extent required by the Security Documents. Such security interests and Liens will be created under the Security Documents and other security agreements and other instruments and documents.

The Indenture provides that the Issuer will comply with the applicable provisions of the Trust Indenture Act as they relate to the Collateral.

Foreclosure

Upon the occurrence and during the continuance of an Event of Default, the Security Documents provide for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the Collateral Agent and the distribution of the net proceeds of any such sale to the holders and the holders of Pari Passu Payment Lien Obligations on a pro rata basis, subject to the payment of any Priority Payment Lien Obligations and the terms and provisions of the Security Documents. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the Issuer’s obligations under the notes.

Information Regarding Collateral

The Issuer will furnish to the Collateral Agent, with respect to the Issuer or any Guarantor, promptly (and in any event within 30 days of such change) written notice of any change in such Person’s (i) legal name, (ii) jurisdiction of organization or formation, (iii) identity or corporate structure or (iv) Organizational Identification Number. The Issuer and the Guarantors will agree not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the Uniform Commercial Code or otherwise that are required in the Security Documents in order for the Collateral to be made subject to the Lien of the Collateral Agent under the Security Documents in the manner and to the extent required by the Indenture or any of the Security Documents and shall take all necessary action so that such Lien is perfected with the same priority as immediately prior to such change to the extent required by the Security Documents. The Issuer also agrees promptly to notify the Collateral Agent in writing if any material portion of the Collateral is damaged, destroyed or condemned.

Each year, within 120 days after the end of the preceding fiscal year, the Issuer shall deliver to the Trustee a certificate of a financial officer setting forth the information required pursuant to the schedules required by the Security Documents or confirming that there has been no change in such information since the date of the prior annual financial statements.

Refinancings of the Notes

The obligations under any outstanding Priority Payment Lien Obligations, the Indenture and the notes may be refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under the Indenture and the Security Documents) of the Priority Lien Representative or the Trustee, all without affecting the Lien priorities provided for in the Security Documents; provided, however, that the lenders providing or the holders of any such refinancing or replacement Indebtedness (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the Security Documents pursuant to such documents or agreements (including amendments or supplements to the Security Documents).

In connection with any refinancing or replacement contemplated by the foregoing paragraph, the Security Documents may be amended at the request and sole expense of the Issuer, and without the consent of the Trustee or the holder of any notes, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement Indebtedness in compliance with the Indenture, and (b) to establish that Liens on any Collateral securing such refinancing or replacement Indebtedness shall have the same priority as the Liens on any Collateral securing the Indebtedness being refinanced or replaced, all on the terms provided for immediately prior to such refinancing or replacement.

Compliance with the Trust Indenture Act

The Indenture provides that the Issuer will be required to comply with the provisions of the TIA, including TIA § 314(b). To the extent applicable, the Issuer will cause TIA § 313(b), relating to reports to be complied with.

The Issuer must deliver an Officers’ Certificate to the Collateral Agent annually, to the effect that any releases and withdrawals during the preceding year in the ordinary course of the Issuer’s or the Guarantors’ business were not prohibited by the Indenture.

Mandatory Redemption

Except as to the extent that the Issuer may be required to offer to purchase the notes as set forth below under “— Repurchase at the Option of Holders,” the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

At any time prior to July 15, 2013 the Issuer may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice to the registered address of each holder of notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to but excluding the date of redemption (the “Redemption Date”), subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after July 15, 2013 the Issuer may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice by first class mail, postage prepaid, with a copy to the Trustee, to each holder of notes to the address of such holder appearing in the security register at the redemption prices (expressed as percentages of principal amount of the notes to be redeemed) set forth in the table below, plus accrued and unpaid interest thereon and Additional Interest, if any, to but excluding the applicable Redemption Date, subject to the right of holders of record of the notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on July 15 of each of the years indicated in the table below:

Period	Percentage
2013	105.875%
2014 and thereafter	100.000%

In addition, prior to July 15, 2013 the Issuer may, at its option, on one or more occasions, redeem up to 35% of the original aggregate principal amount of notes issued under the Indenture at a redemption price equal to 111.750% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, thereon, if any, to but excluding the applicable Redemption Date, subject to the right of holders of record of the notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings of the Issuer or any direct or indirect parent of the Issuer to the extent such net cash proceeds are received by or contributed to the Issuer; provided that at least 60% of the original aggregate principal amount of notes originally issued under the Indenture remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

The Trustee shall select the notes to be purchased in the manner described in the section entitled “— Repurchase At the Option of Holders — Selection and Notice.”

The Issuer may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws.

On June 30, 2011, in accordance with the terms of the Indenture, the Company used proceeds from the Initial Public Offering to redeem $105.0 million aggregate principal amount of notes.

Repurchase At the Option of Holders

Change of Control

If a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all of the outstanding notes as described under the first or second paragraph in the section entitled “— Optional Redemption,” the Issuer will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to but excluding the date of purchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each holder of notes to the address of such holder appearing in the security register or otherwise in accordance with the procedures of DTC, with the following information:

(1)	a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3)	any note not properly tendered will remain outstanding and continue to accrue interest and Additional Interest, if applicable;

(4)	unless the Issuer defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest or Additional Interest, if applicable, on the Change of Control Payment Date;

(5)	Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6)	Holders will be entitled to withdraw their tendered notes and their election to require the Issuer to purchase such notes; provided that the paying agent receives, not later than the close of business on the last day of the Change of Control offer period, a telegram, telex, facsimile transmission or letter setting forth the name of the holder of the notes, the principal amount of notes tendered for purchase, and a statement that such holder is withdrawing his tendered notes and his election to have such notes purchased;

(7)	if such notice is mailed prior to the occurrence of a Change of Control, stating the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(8)	that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess thereof.

While the notes are in global form and the Issuer makes an offer to purchase all of the notes pursuant to the Change of Control Offer, a holder may exercise its option to elect for the purchase of the notes through the facilities of DTC, subject to its rules and regulations.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control.

The Issuer will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered, and

(3)	deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an Officers’ Certificate stating that such notes or portions thereof have been tendered to and purchased by the Issuer.

The paying agent will promptly mail to each holder of the notes tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid on the relevant interest payment date to the Person in whose name a note is registered at the close of business on such record date.

Future credit agreements or other agreements relating to Priority Payment Lien Obligations to which the Issuer becomes a party may provide that certain change of control events with respect to the Issuer would constitute a default thereunder. If the Issuer does not obtain a waiver of such default or refinance such credit agreements, such default could result in amounts outstanding under any such credit agreements being declared due and payable and thereby limit the practical benefits of a Change of Control Offer because of the superior liens that will secure such credit facilities. In such case, the Issuer’s failure to purchase tendered notes would constitute an Event of Default under the Indenture.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers of the notes and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

Restrictions on our ability to incur additional Indebtedness are contained in the covenants described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens.” Such restrictions in an Indenture can be waived only with the consent of the Holders of a majority in principal amount of the notes issued thereunder then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the notes protection in a highly levered transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Issuer to make an offer to repurchase the notes as described above.

The existence of a Holder’s right to require the Issuer to repurchase such Holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Issuer in a transaction that would constitute a Change of Control. The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any Restricted Subsidiary to, cause or make, directly or indirectly, an Asset Sale, unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer on the date of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(2)	at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or assets of the type specified in clauses (3) and (4) of the next succeeding paragraph below (“Replacement Assets”) or any combination of the foregoing; provided that the amount of:

(a)	any liabilities (other than Pari Passu Payment Lien Obligations, Disqualified Stock and Indebtedness the repayment of which would constitute a Restricted Payment) (as shown on the Issuer’s, or such Restricted Subsidiary’s, most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary that are assumed by the transferee of any such assets and for which the Issuer and all Restricted Subsidiaries have been validly released by all creditors in writing;

(b)	any securities or other assets or obligations received by the Issuer, a Guarantor or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale, and

(c)	any Designated Noncash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) (other than securities received and not yet liquidated pursuant to clause (b) above) that is at that time outstanding, not to exceed 5% of Total Assets with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash or Cash Equivalents.

Within 365 days after the Issuer’s or a Restricted Subsidiary’s receipt of Net Proceeds from an Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply such Net Proceeds from such Asset Sale to:

(1)	to repay, repurchase or redeem principal in respect of any Priority Payment Lien Obligations (other than Hedging Obligations and Cash Management Obligations) (and, if such Priority Payment Lien Obligations are revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto) and Indebtedness of the applicable Restricted Subsidiary (if such Restricted Subsidiary is not a Guarantor);

(2)	to repay, repurchase or redeem Pari Passu Lien Obligations; provided that the Issuer offers to repay, repurchase or redeem the notes on a pro rata basis based upon the relative amounts of such Indebtedness then outstanding;

(3)	to make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock of such business such that it constitutes a Restricted Subsidiary and if such Asset Sale was in respect of an asset of the Issuer or a Guarantor, the issuer of such Capital Stock becomes a Guarantor, (b) capital expenditures or (c) acquisitions of other assets (other than cash and securities), in the case of each of clause (a), (b) and (c), used or useful in a Similar Business; provided, further, that, to the extent such investment is of the type which would constitute Collateral under the applicable Security Documents, such investment is concurrently added to the Collateral securing the notes in the manner and to the extent required in the Indenture or any of the Security Documents; and/or

(4)	to make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock of such business such that it constitutes a Restricted Subsidiary and if such Asset Sale consisted of an asset of the Issuer or a Guarantor, the issuer of such Capital Stock becomes a Guarantor, (b) properties or (c) other assets that, in the case of each of clause (a), (b) and (c), replace the businesses, properties and assets that are the subject of such Asset Sale; provided, further, that, to the extent such investment is of the type which would constitute Collateral under the applicable Security Documents, such investment is concurrently added to the Collateral securing the notes in the manner and to the extent required in the Indenture or any of the Security Documents.

Pending the final application of any Net Proceeds from Asset Sales in accordance with clauses (1) through (4) above, the Issuer and its Restricted Subsidiaries may temporarily reduce revolving Indebtedness or otherwise apply such Net Proceeds in any manner not prohibited by the Indenture. Any binding commitment to apply Net Proceeds to invest in accordance with clauses (3) or (4) above shall be treated as a permitted application of Net Proceeds from the date of such commitment so long as the Issuer or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment; provided that if such commitment is later canceled or terminated for any reason such Net Proceeds shall constitute “Excess Proceeds” (as defined in the next succeeding paragraph).

Any Net Proceeds from Asset Sales that are not invested or applied as provided and within the time period set forth above will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer shall make an offer to all holders of the notes, and, at the Issuer’s option, to the holders of any Pari Passu Payment Lien Obligations (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of notes (that is $2,000 or an integral multiple of $1,000 in excess thereof) and Pari Passu Payment Lien Obligations that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture.

The Issuer will commence an Asset Sale Offer within ten business days after the date that Excess Proceeds exceeds $10.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes and such Pari Passu Payment Lien Obligations tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds (which shall also constitute “Unutilized Excess Proceeds”) for any purpose not prohibited by the terms of the Indenture. If the aggregate principal amount of notes or the Pari Passu Payment Lien Obligations surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes and the applicable agent or the Issuer shall select such Pari Passu Payment Lien Obligations to be purchased on a pro rata basis based on the accreted value or principal amount of the notes or such Pari Passu Payment Lien Obligations tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. After the Issuer or any Restricted Subsidiary has applied the Net Proceeds from any Asset Sale as provided in, and within the time periods required by, this paragraph (b), any Unutilized Excess Proceeds shall be released by the Collateral Agent to the Issuer or such Restricted Subsidiary for use by the Issuer or such Restricted Subsidiary for any purpose not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Notwithstanding anything to the contrary in this covenant, neither the Issuer nor any of its Restricted Subsidiaries shall consummate any Asset Sales while any Seller Notes is outstanding.

Selection and Notice

If less than all of the notes are to be redeemed at any time, selection of such notes for redemption, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or, if such notes are not so listed, on a pro rata basis or by lot or such similar method in accordance with the procedures of DTC; provided that no notes of $2,000 or less shall be purchased or redeemed in part.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be purchased or redeemed at such Holder’s registered address. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase or redemption date, unless the Issuer defaults in payment of the purchase or redemption price, interest and Additional Interest, if applicable, shall cease to accrue on notes or portions thereof purchased or called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants that will be contained in the Indenture. Beginning on the first day of a Covenant Suspension and ending on a Reversion Date (such period a “Suspension Period”), the covenants specifically listed under the following captions in this “Description of the Registered Notes” will not be applicable to the notes:

(1)	“Repurchase at the Option of Holders — Asset Sales;”

(2)	“— Limitation on Restricted Payments;”

(3)	“— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(4)	clause (4) of the first paragraph of “— Merger, Consolidation or Sale of All or Substantially All Assets;”

(5)	“— Transactions with Affiliates;”

(6)	“— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;” and

(7)	“— Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

On each Reversion Date, all Indebtedness incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified as having been incurred or issued pursuant to the first paragraph of the section entitled “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of the section entitled “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or preferred stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or preferred stock would not be so permitted to be incurred or issued pursuant to the first or second paragraph of the section entitled “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or preferred stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (c) of the second paragraph in the section entitled “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments described in the section entitled “— Limitation on Restricted Payments” will be made as though the covenant described in the section entitled “— Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of the section entitled “— Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred as a result of the Reversion Date occurring on the basis of any actions taken or the continuance of any circumstances resulting from actions taken or the performance of obligations under agreements entered into by the Issuer or any of the Restricted Subsidiaries during the Suspension Period (other than agreements to take actions after the Reversion Date that would not be permitted outside of the Suspension Period entered into in contemplation of the Reversion Date).

For purposes of the “— Repurchase at the Option of Holders — Asset Sales” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

During the Suspension Period no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

The Issuer, in an Officers’ Certificate, shall provide the Trustee notice of any Covenant Suspension or Reversion Date. The Trustee will have no obligation to (i) independently determine or verify if such events have occurred, (ii) make any determination regarding the impact of actions taken during the Suspension Period on the Issuer’s future compliance with its covenants or (iii) notify the holders of a Covenant Suspension or Reversion Date.

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend or make any payment or distribution on account of the Issuer’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(A)	dividends, payments or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests; or

(B)	dividends, payments or distributions by a Restricted Subsidiary of the Issuer so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(2)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation, held by Persons other than the Issuer or any Guarantor;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value or give any irrevocable notice of redemption with respect thereto in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(A)	Subordinated Indebtedness permitted under clauses (g), (i) and (j) of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(B)	the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(C)	the giving of an irrevocable notice of redemption with respect to the transactions described in clauses (2) and (3) of the immediately succeeding paragraph; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(C) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

(1)	50% of the Consolidated Net Income of the Issuer and Restricted Subsidiaries on a consolidated basis for the period (taken as one accounting period) beginning on July 1, 2010 and ending on the last day of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(2)

100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (n) of the second paragraph of the section entitled “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(x)	Equity Interests of the Issuer, including Retired Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property received from the sale of:

(A)	Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent of the Issuer and the Issuer’s Restricted Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(B)	Designated Preferred Stock; or

(y)	debt securities of the Issuer or any Restricted Subsidiary that have been converted into or exchanged for such Equity Interests of the Issuer or its direct or indirect parents;

provided, however, that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below), (b) Equity Interests or converted debt securities of the Issuer sold to a Restricted Subsidiary, (c), Disqualified Stock or debt securities that have been converted into Disqualified Stock or (d) Excluded Contributions, plus

(3)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (n) of the second paragraph of the section entitled “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions), plus

(4)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of marketable securities or other property received by the Issuer or a Restricted Subsidiary by means of:

(A)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made after the Issue Date by the Issuer and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments made after the Issue Date by the Issuer and the Restricted Subsidiaries and (without duplication of amounts included in calculating Consolidated Net Income for purposes of clause (1) of this paragraph) any dividends or distributions received by the Issuer or a Restricted Subsidiary on account of Restricted Investments made after the Issue Date; or

(B)	the sale (other than to the Issuer or a Restricted Subsidiary) of the Equity Interests of an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend or distribution from an Unrestricted Subsidiary (other than any such dividend or distribution to the extent used to make a Restricted Payment pursuant to clause (13)(B) of the next succeeding paragraph) in each case after the Issue Date; plus

(5)

in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $25.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than an Unrestricted

Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice such payment would have complied with the provisions of the Indenture;

(2)	(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Issuer (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuer or a Guarantor, or any Equity Interests of any direct or indirect parent of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to an Issuer or a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (5) (to the extent such Refunding Capital Stock is preferred stock) or (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Subordinated Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with clause (p) of the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parents held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parents (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $3.0 million (which shall increase to $7.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer) in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $7.0 million in any calendar year (which shall increase to $15.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the capital of the Issuer, Equity Interests of any of the Issuer’s direct or indirect parents, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parents that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph; plus

(B)	the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date; less

(C)	the amount of any Restricted Payments made in previous calendar years pursuant to clauses (A) and (B) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from members of management, directors, employees or consultants of the Issuer, any of the Issuer’s direct or indirect parent companies or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any class or series of preferred stock of a Restricted Subsidiary issued in accordance with the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) (A)	the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any Restricted Subsidiary after the Issue Date; provided that the aggregate amount of dividends paid pursuant to this clause (A) shall not exceed the aggregate amount of cash actually received by the Issuer or a Restricted Subsidiary from the issuance of such Designated Preferred Stock;

(B)	the declaration and payment of dividends to a direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent issued after the Issue Date; provided, that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the capital of the Issuer or a Restricted Subsidiary from the issuance of such Designated Preferred Stock;

(C)	the declaration and payment of dividends on Refunding Capital Stock that is preferred stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of clause (C) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is preferred stock, after giving effect to such issuance or declaration on a pro forma basis the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(7)	repurchases of Equity Interests (i) constituting fractional shares or (ii) deemed to occur upon exercise of stock options or warrants or other securities convertible or exchangeable into Equity Interests if such Equity Interests represent all or a portion of the exercise price of such options or warrants;

(8)	the payment of dividends on the Issuer’s common equity or the dividend or distribution to any direct or indirect parent company to fund the payment by such parent company of dividends on its common stock, following the consummation of the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parents after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in any public offering, other than public offerings with respect to the Issuer’s or such direct or indirect parent company’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (10) not to exceed $15.0 million;

(11)	the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer for the purpose of paying:

(A)	franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(B)	foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries;

(C)	customary salary, bonus, indemnification obligations and other benefits payable to officers, directors and employees or former officers, directors or employees of any direct or indirect parent of the Issuer to the extent such salaries, bonuses, indemnification obligations and other benefits are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries;

(D)	general corporate operating and overhead costs and expenses of any direct or indirect parent of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries;

(E)	fees and expenses incurred by any direct or indirect parent company of the Issuer in connection with any unsuccessful equity issuances or incurrence of Indebtedness to the extent the net proceeds thereof were intended to be contributed to the Issuer; and

(F)	taxes with respect to income of any direct or indirect parent company of the Issuer derived from funding made available to the Issuer and its Restricted Subsidiaries by such direct or indirect parent company;

(12)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness or Disqualified Stock or the making of a dividend or distribution to any direct or indirect parent of the Issuer to fund a similar purchase, redemption or other acquisition or retirement for value required pursuant to provisions similar to those described under the sections entitled “— Repurchase at the Option of Holders — Change of Control” and “— Repurchase at the Option of Holders — Asset Sales;” provided that there is a concurrent or prior Change of Control Offer or Asset Sale Offer, as applicable, and all notes tendered by holders of the notes in connection with such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired or retired for value;

(13)	the distribution, as a dividend or otherwise, of (A) Equity Interests of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are cash and/or Cash Equivalents) and (B) any proceeds received from an Unrestricted Subsidiary on account of such Equity Interests or Indebtedness;

(14)	Investments in joint ventures and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, without giving effect to the sale of a joint venture or an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or Cash Equivalents, not to exceed the greater of $15.0 million and 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

(15)	any Restricted Payment made in connection with the Acquisitions and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amounts), in each case to the extent permitted by (or, in the case of a dividend to fund such payment, to the extent such payment, if made by the Issuer, would be permitted by) the covenant described under clause (9) of “— Transactions with Affiliates;”

provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (5), (10), (13) and (14), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the fair market value (as determined in good faith by the Issuer) on the date of such Restricted Payment of the assets or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment.

As of the time of issuance of the notes, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment or Permitted Investment in such amount would be permitted at such time, and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock, if the Consolidated Leverage Ratio of the Issuer and the Restricted Subsidiaries at the time such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been no greater than 4.25 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the most recently ended four full fiscal quarters for which internal financial statements are available; provided, further, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or Disqualified Stock or preferred stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $20.0 million of Indebtedness or Disqualified Stock or preferred stock of Restricted Subsidiaries that are not Guarantors would be outstanding pursuant to this paragraph and pursuant to clause (q) in the next succeeding paragraph at such time.

The foregoing limitations will not apply to:

(a)	the incurrence of (A) Indebtedness under Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount outstanding at any one time of $30.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently repay the principal amount of any such Indebtedness and (without duplication) in the case of any revolving credit Indebtedness, that resulted in a reduction of the commitments with respect thereto pursuant to clause (1) of the second paragraph of the section entitled “— Repurchase at the Option of Holders — Asset Sales”, (B) Hedging Obligations with lenders under Credit Facilities or their Affiliates and (C) Cash Management Obligations;

(b)	the incurrence by the Issuer and any Guarantor of Indebtedness represented by (i) the notes (other than any Additional Notes), including any Guarantee thereof, and (ii) any Registered Notes issued in exchange for such notes (including any Guarantee thereof);

(c)	Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

(d)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred stock incurred by the Issuer or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (d) and including any then-outstanding Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (d), does not exceed the greater of $20.0 million and 2.0% of Total Assets;

(e)	Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits, or property, casualty or liability insurance or self insurance; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(f)	Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for (i) indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition, and (ii) working capital or other similar balance sheet-related purchase price adjustments incurred or assumed in connection with the acquisition of a Restricted Subsidiary;

(g)	Indebtedness of the Issuer to a Guarantor; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Guarantor ceasing to be a Guarantor or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Guarantor) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (g);

(h)	Subordinated Indebtedness of the Issuer or a Guarantor to a Restricted Subsidiary that is not a Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (h);

(i)	Indebtedness of a Guarantor to the Issuer or another Guarantor;

(j)	Indebtedness of a Restricted Subsidiary that is not a Guarantor to the Issuer or a Restricted Subsidiary;

(k)	shares of preferred stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Issuer or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock not permitted by this clause (k);

(l)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting:

(A)	interest rate risk with respect to any Indebtedness permitted to be incurred or outstanding under the Indenture; or

(B)	exchange rate risk with respect to any currency exchange; or

(C)	commodity pricing risk;

(m)	obligations in respect of performance, bid, appeal and surety bonds and other similar types of performance and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(n)	Indebtedness, Disqualified Stock and preferred stock of the Issuer and its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (n), does not at any one time outstanding exceed 125% of the net cash proceeds from the issuance or sale of Equity Interests of the Issuer or any of its direct or indirect parent companies and contributed in cash to the Issuer after the Issue Date, other than Excluded Contributions, proceeds of Disqualified Stock of the Issuer or sales of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to any of its Subsidiaries as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of the section entitled “— Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the section entitled “— Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(o) (1)	any guarantee by the Issuer or a Guarantor of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness or other obligations incurred by such Restricted Subsidiary is permitted under the terms of the Indenture; or

(2)	any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer or a Guarantor; provided that such guarantee is incurred in accordance with the covenant described below under “— Limitation on Guarantees of Indebtedness by Restricted Subsidiaries;” or

(3)	any guarantee by a Restricted Subsidiary that is not a Guarantor of Indebtedness of another Restricted Subsidiary that is not a Guarantor;

(p)	the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred stock which serves to refund or refinance any Indebtedness, Disqualified Stock or preferred stock of the Issuer or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, this clause (p) and clause (q) below, including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums (including tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	does not have an aggregate principal amount that exceeds the principal amount of, plus any accrued and unpaid interest on, the Indebtedness being so refunded or refinanced, plus the amount of premiums (including tender premiums), defeasance costs and fees and expenses incurred in connection with the issuance of such Refinancing Indebtedness;

(2)	has a final scheduled maturity date equal to or later than the earlier of the final scheduled maturity date of the Indebtedness being so redeemed, repurchased, acquired or retired and the 90th day following the final maturity date of the notes;

(3)	other than any such Indebtedness that refunded or refinanced Indebtedness outstanding under a Credit Facility, has a Weighted Average Life to Maturity at the time such Refinancing

Indebtedness is incurred which is not less than the lesser of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced and (y) the remaining Weighted Average Life to Maturity of the notes (which shall be calculated as if the final maturity of the notes was the 90th day following the actual final maturity of the notes);

(4)	to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu in right of payment to the notes or any Guarantee of the notes, such Refinancing Indebtedness is subordinated or pari passu in right of payment to the notes or such Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively; and

(5)	shall not include Indebtedness, Disqualified Stock or preferred stock of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or preferred stock of the Issuer or a Guarantor;

(q) (1)	Indebtedness, Disqualified Stock or preferred stock of Persons incurred and outstanding on or prior to the date on which such Person was acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture or (2) Indebtedness of the Issuer or any Restricted Subsidiary incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the acquisition by the Issuer or such Restricted Subsidiary of property used or useful in a Similar Business (whether through the direct purchase of assets or the purchase of Capital Stock of, or merger or consolidation with, any Person owning such assets); provided further that, to the extent that the aggregate principal amount of Indebtedness, Disqualified Stock or preferred stock incurred under this clause (q) exceeds $10.0 million, either (x) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first sentence of this covenant or (y) the Consolidated Leverage Ratio would be reduced as a result of such acquisition, merger or combination; provided , however that on a pro forma basis, together with amounts incurred and outstanding pursuant to the second proviso to the immediately preceding paragraph, no more than $20.0 million of Indebtedness, Disqualified Stock or preferred stock incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (q) shall be outstanding at any one time;

(r)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence;

(s)	Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed $15.0 million at any time outstanding;

(t)	Indebtedness of Foreign Subsidiaries in connection with factoring programs entered into in the ordinary course of business on customary market terms and with respect to receivables of, and generated by, Foreign Subsidiaries;

(u)	Indebtedness consisting of promissory notes issued by the Issuer or any of its Subsidiaries to any current or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parents (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Equity Interests of the Issuer or any of its direct or indirect parent companies permitted by the covenant described in the section entitled “— Limitation on Restricted Payments;”

(v)

Indebtedness of the Issuer or any Guarantor in respect of unsecured, second-priority lien or Subordinated Indebtedness in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; provided that (i) the final maturity of such Indebtedness shall be no earlier than 90 days following the maturity date of the notes and (ii) the Weighted Average Life to Maturity of such Indebtedness at the time such Indebtedness is incurred shall be at least 90 days greater than the Weighted Average Life to Maturity of the notes at such time;

(w)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(x)	Indebtedness, Disqualified Stock and preferred stock of the Issuer and the Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (x), does not at any one time outstanding exceed $20.0 million; and

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred stock described in clauses (a) through (x) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer shall, in its sole discretion, classify or reclassify such item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) in any manner that complies with this covenant and such item of Indebtedness, Disqualified Stock or preferred stock will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Additionally, all or any portion of any item of Indebtedness may later be reclassified as having been incurred pursuant to any category of permitted Indebtedness described in clauses (a) through (x) above or pursuant to the first paragraph of this covenant so long as such Indebtedness is permitted to be incurred pursuant to such provision at the time of reclassification. Accrual of interest or dividends, the accretion of accreted value, the amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or preferred stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the notes or such Guarantor’s guarantee to the extent and in the same manner in all material respects and taken as a whole as such Indebtedness is subordinated in right of payment to other Indebtedness of the Issuer or such Guarantor as the case may be.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral.

Liens

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) that secures obligations under any Indebtedness or any related Guarantees of any kind upon any of their property or assets, now owned or hereafter acquired.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and the Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Person, as the case may be, being herein called the “Successor Issuer”);

(2)	the Successor Issuer, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Indenture, the Registration Rights Agreement, the notes and the Security Documents pursuant to supplemental indentures or other documents, agreements or instruments;

(3)	immediately after such transaction no Default or Event of Default exists;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (i) the Successor Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first sentence of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) the Consolidated Leverage Ratio would not increase as a result of such transaction;

(5)	the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture and, if a supplemental indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture;

(6)	to the extent any assets of the Person which is merged or consolidated with or into the Successor Issuer are assets of the type which would constitute Collateral under the Security Documents, the Successor Issuer will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents; and

(7)	the Collateral owned by or transferred to the Successor Issuer shall:

(a)	continue to constitute Collateral under the Indenture and the Security Documents,

(b)	be subject to the Lien in favor of the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the holders of the notes; and

(c)	not be subject to any Lien other than Permitted Liens.

The Successor Issuer will succeed to, and be substituted for the Issuer under the Indenture and the notes and the Issuer (if not the Successor Issuer) will be fully released from its obligations under the Indenture, the notes and the Security Documents but, in the case of a lease of all or substantially all its assets, the Issuer will not be released from the obligation to pay the principal of and premium, if any, interest and Additional Interest, if any, on the notes.

Notwithstanding the foregoing clauses (3) and (4),

(a)	any Restricted Subsidiary that is not a Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or any Restricted Subsidiary;

(b)	any Guarantor may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or a Guarantor, and

(c)	the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another State of the United States.

Guarantors

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor will not, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(A) (1)	such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2)	the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture, the Registration Rights Agreement, such Guarantor’s Guarantee and the Security Documents pursuant to supplemental indentures or other documents or instruments;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)	the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, amendments, supplements or other instruments relating to the applicable Security Documents if any, comply with the Indenture, if a supplemental indenture or any supplement to any Security Document is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture;

(5)	to the extent any assets of the Person which is merged or consolidated with or into the Successor Person are assets of the type which would constitute Collateral under the applicable Security Documents, the Successor Person will take such other actions as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Security Documents; and

(6)	the Collateral owned by or transferred to the Successor Person shall:

(i)	continue to constitute Collateral under the Indenture and the Security Documents,

(ii)	be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the holders, and

(iii)	not be subject to any Lien other than Permitted Liens; and

(B)	the transaction is made in compliance with the covenant described in the section entitled “Repurchase at the Option of Holders — Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee but, in the case of a lease of all or substantially all its assets, the Guarantor will not be released from its obligations under its Guarantee. Notwithstanding the foregoing any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding anything to the contrary herein, any Subsidiary with a value of less than $250,000 may liquidate or dissolve or change its legal form if the Issuer determines in good faith that such action is in the best interests of the Issuer and its Subsidiaries and is not materially disadvantageous to the interests of the holders of notes.

Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(b)	the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of (i) $10.0 million, a resolution adopted by the Board of Directors of the Issuer approving such Affiliate Transaction or series of related Affiliate Transactions, as the case may be, and set forth in an Officers’ Certificate that such Affiliate Transaction or series of related Affiliate Transactions, as the case may be, complies with clause (a) above and (b) $25.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction or series of related Affiliate Transactions, as the case may be, from a financial point of view issued by an Independent Financial Advisor.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer and/or any of the Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Limitation on Restricted Payments” and the definition of “Permitted Investments;”

(3)	the payment of reasonable fees and compensation paid to, and indemnities provided on behalf of (and entering into related agreements with), officers, directors, employees or consultants of the Issuer, any of its direct or indirect parents or any Restricted Subsidiary;

(4)	payments by the Issuer or any of the Restricted Subsidiaries for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by the Board of Directors of the Issuer in good faith;

(5)	transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(6)	payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parents or any Restricted Subsidiary which are approved by the Board of Directors of the Issuer in good faith;

(7)	any agreement or arrangement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the holders in any material respect) or payments made thereunder or the performance thereof or any transaction contemplated thereby;

(8)	the existence of, or the performance by the Issuer or any Restricted Subsidiaries of its obligations under the terms of, any equityholders agreement (including any registration rights agreement or purchase agreements related thereto) to which it is party as of the Issue Date and any similar agreement that it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under any future amendment to the equityholders’ agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause (8) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders in any material respects;

(9)	the Acquisitions and the payment of all fees and expenses related to the Acquisitions, in each case as disclosed in the Offering Memorandum;

(10)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time in arm’s length negotiations with an unaffiliated third party;

(11)	transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer or a Restricted Subsidiary of the Issuer owns an Equity Interest in or otherwise controls such Person; provided that such Affiliate is not an Affiliate of any Permitted holder other than due to the Issuer’s ownership of any Equity Interest, or control, of such Affiliate;

(12)	any purchases by the Issuer’s Affiliates of Indebtedness or Disqualified Stock of the Issuer or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Issuer’s Affiliates; provided that such purchases by the Issuer’s Affiliates are on the same terms as such purchases by such Persons who are not the Issuer’s Affiliates;

(13)	any issuance or sale of Equity Interests (other than Disqualified Stock) to Affiliates of the Issuer and the granting of registration and other customary rights in connection therewith or any contribution to capital of direct or indirect parent companies, the Issuer or any Restricted Subsidiary; and

(14)	any issuance of securities, or other payments or loans (or cancellation of loans), awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Issuer.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a)	pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(b)	make loans or advances to the Issuer or any Restricted Subsidiary; or

(c)	sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date;

(2)	the Indenture, the notes, the Registered Notes, the Guarantees of the notes and the Registered Notes and the Security Documents;

(3)	purchase money obligations and Capital Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4)	applicable law or any applicable rule, regulation or order;

(5)	any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(6)	contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary that impose restrictions on the assets to be sold;

(7)	secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9)	other Indebtedness, Disqualified Stock or preferred stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(10)	customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(11)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(12)	any agreement or instrument (A) relating to any Indebtedness or preferred stock of a Restricted Subsidiary permitted to be incurred subsequent to the Issue Date pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” if the encumbrances and restrictions are not materially more disadvantageous to the holders than is customary in comparable financings (as determined in good faith by the Issuer) and (B) either (x) the Issuer determines that such encumbrance or restriction will not adversely affect the Issuer’s ability to make principal interest and Additional Interest, if applicable, payments on the notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(13)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, not materially more restrictive taken as a whole with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(14)	restrictions or conditions of the type contained in clause (c) above contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which the Issuer or any Restricted Subsidiary is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that is the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

(a)	The Issuer will not permit any Restricted Subsidiary that is not a Guarantor to guarantee the payment of any Credit Facility or capital markets Indebtedness of the Issuer or any other Guarantor unless:

(1)	such Restricted Subsidiary executes and delivers within 10 business days supplemental indentures to the Indenture providing for a guarantee of payment of the notes by such Restricted Subsidiary, except if such Indebtedness is by its express terms subordinated in right of payment to the notes or such Guarantor’s Guarantee of the notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the notes substantially to the same extent as such Indebtedness is subordinated in right of payment to the notes;

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation in relation to the holders in respect of any payment by such Restricted Subsidiary under its guarantee until payment in full of the Obligations under the Indenture;

(3)	such Restricted Subsidiary shall take such action as may be reasonably necessary to cause its property and assets that are of the type which would constitute Collateral under the Security Documents to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture or any of the Security Documents and shall take all reasonably necessary action so that such Lien is perfected to the extent required by the Indenture and Security Documents; and

(4)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(A)	such Guarantee of the notes has been duly executed and authorized, and

(B)	such Guarantee of the notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

(b)	Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1)	any sale, exchange or transfer (by merger or otherwise) of Capital Stock following which the applicable Guarantor is no longer a Restricted Subsidiary, or all or substantially all the assets of such Guarantor (other than by lease), which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(2)	the release or discharge of the guarantee by such Restricted Subsidiary which resulted in the creation of such Guarantee; except a discharge or release by or as a result of payment under such guarantee;

(3)	if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively; or

(4)	if the Issuer exercises its legal defeasance option or its covenant defeasance option as described under “— Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Reports and Other Information

(a)	Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture will require the Issuer to deliver to the Trustee and the registered holders, without cost to any Holder, from and after the Issue Date, within the time periods specified in the SEC’s rules and regulations (for a filer that is not an “accelerated filer,” as defined in such rules and regulations (provided that such time period shall be extended for (i) the first Annual Report on Form 10-K following the Issue Date until the date that is 120 days after the Issuer’s fiscal year end and (ii) the first Quarterly Report on Form 10-Q following the Issue Date until the date that is 60 days after the Issuer’s fiscal quarter end)):

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q if the Issuer were required to filed such reports, including a “Management’s discussion and analysis of financial condition and results of operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s independent registered public accounting firm; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to filed such reports;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided, that the Issuer shall not be obligated to file such reports with the SEC at any time prior to becoming subject to Section 13 or 15(d) of the Exchange Act, in which event, the Issuer will make available such information to prospective purchasers of the notes (by posting such reports and information on the primary investor relations website of the Issuer), in addition to providing such information to the Trustee and the holders.

(b)	If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or collectively, would otherwise have been a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, as determined in good faith by senior management of the Issuer, either on the face of the financial statements or in the footnotes to the financial statements and in management’s discussion and analysis of financial condition and results of operations, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

(c)	In addition, the Issuer and the Guarantors have agreed that they will make available to the holders and to prospective investors, upon the request of such holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

(d)	All financial information provided pursuant to this covenant will be accompanied by consolidating financial information that explains in reasonable detail the differences between the financial information relating to the Unrestricted Subsidiaries, on the one hand, and the information relating to the Issuer and the Restricted Subsidiaries on a stand-alone basis, on the other hand.

(e)	The filing requirements set forth above for the applicable period may be satisfied by the Issuer prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (each as described under “Exchange Offer; Registration Rights”) by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

(f)	If the Issuer has electronically filed with the Securities and Exchange Commission’s Next-Generation EDGAR system (or any successor system), the reports described in above (including any consolidating information required by clause (d), unless otherwise provided to the Trustee and the holders), the Issuer shall be deemed to have satisfied the foregoing requirements.

(g)	The Issuer will also hold quarterly conference calls for the holders of the notes to discuss financial information for the previous quarter. The conference call will be following the last day of each fiscal quarter of the Issuer and not later than 10 business days from the time that the Issuer distributes the financial information as set forth in clauses (a) and (b) above. No fewer than two days prior to the conference call, the Issuer shall issue a press release announcing the time and date of such conference call and providing instructions for holders, securities analysts and prospective investors to obtain access to such call.

Until the consummation of the Exchange Offer, nothing herein shall be construed so as to require the Issuer to include in such reports any information specified in Rules 3-10 or 3-16 of Regulation S-X.

Real Estate Mortgages and Filings

With respect to any fee interest in any real property (individually and collectively, the “Premises”) (a) owned by the Issuer or any Guarantor on the Issue Date or (b) acquired by the Issuer or any Guarantor after the Issue Date, in each case with a purchase price of greater than $5.0 million, on the Issue Date in the case of clause (a) and within 90 days of the acquisition thereof in the case of clause (b):

(1)

the Issuer shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Issuer or the applicable Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2)	the Issuer shall deliver to the Collateral Agent mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and shall be accompanied by evidence of the payment in full of all premiums thereon; and

(3)	the Issuer shall deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Issuer and the Guarantors stating that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Issuer or Guarantor, as applicable, of such Premises for the Issuer or such Guarantor’s business as so conducted, or intended to be conducted, at such Premises.

Conduct of Business

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses other than any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto or any reasonable extension thereof.

Payments for Consent

The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Registration Rights Agreement, the Security Documents, the notes or the Guarantees unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

The Indenture provides that each of the following is an “Event of Default”:

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the notes;

(2)	default for 30 days or more in the payment when due of interest, or Additional Interest, if any, on or with respect to the notes;

(3)	failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the holders of at least 25% in principal amount of the notes then outstanding and issued under the Indenture to comply with any of its other agreements in the Indenture, the Security Documents or the notes (other than those specified in clause (1) or (2) above);

(4)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Issuer or any Restricted Subsidiary, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the notes, if both:

(A)	such default either:

(i)	results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods); or

(ii)	relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(B)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $12.5 million or more at any one time outstanding;

(5)	failure by the Issuer, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $12.5 million (other than any judgments covered by indemnities or insurance policies issued by reputable and creditworthy companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)	certain events of bankruptcy or insolvency with respect to the Issuer, any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary;

(7)	any (x) Guarantee, or (y) Security Document governing a security interest with respect to any Collateral having a fair market value in excess of $5.0 million ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the Guarantees and except for the failure of any security interest with respect to the Collateral to remain in full force and effect, which is governed by paragraph (8) below) or is declared null and void in a judicial proceeding or the Issuer, or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Guarantee or any Security Document and the Issuer fails to cause such Guarantor or Guarantors, as the case may be, to rescind such denials or disaffirmations within 30 days; or

(8)	with respect to any Collateral having a fair market value in excess of $5.0 million, individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral under the Security Documents, at any time, to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture if such failure continues for 30 days or (B) the assertion by the Issuer or any Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes issued under the Indenture may declare the principal, premium, if any, interest, Additional Interest, if any, and any other monetary obligations on all the then outstanding notes issued thereunder to be due and payable immediately.

Upon the effectiveness of such declaration, such principal, premium interest, Additional Interest, if any, and other monetary obligations will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes issued under the Indenture may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, if any, interest or Additional Interest, if any, if it determines that withholding notice is in their interest.

The Indenture provides that the holders of a majority in aggregate principal amount of the then outstanding notes issued thereunder by notice to the Trustee may, on behalf of the holders, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on or the principal of any such note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders, if within 30 days after such Event of Default arose:

(x)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(y)	the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(z)	if the default that is the basis for such Event of Default has been cured.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

(1)	if the rescission would not conflict with any judgment or decree;

(2)	if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

(3)	to the extent the payment of such interest is lawful, interest on overdue installments of interest, Additional Interest if any, premium, if any, and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)	if the Issuer has paid the Trustee its compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances; and

(5)	in the event of the cure or waiver of an Event of Default of the type described in clause (4) of the description above of Events of Default, the Trustee shall have received an Officer’s Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto. Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Agent thereunder, in case an Event of Default occurs and is continuing, the Trustee or the Collateral Agent will be under no obligation to exercise any of the rights or powers under the Indenture, the notes, the Guarantees and the Security Documents at the request or direction of any of the holders of the notes unless such holders have offered to the Trustee or the Collateral Agent indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Additional Interest, if any, when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the total outstanding notes have requested the Trustee to pursue the remedy;

(3)	such holder has offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the total outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the holders of a majority in principal amount of the total outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within ten days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder, member or limited partner of the Issuer or any Guarantor or any of their parent entities shall have any liability for any obligations of the Issuer or the Guarantors under the notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the notes issued thereunder. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes and have each Guarantor’s obligations discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1)	the rights of holders of notes issued under the Indenture to receive payments in respect of the principal of and premium, if any, interest and Additional Interest, if any, on the notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2)	the Issuer’s obligations with respect to notes issued under the Indenture concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee and the Collateral Agent and the Issuer’s or Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described in the section entitled “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes issued under the Indenture:

(1)	the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, interest and Additional Interest, if any, due on the notes issued under the Indenture on the stated maturity date or on the applicable redemption date, as the case may be, of such principal of or premium, if any, interest or Additional Interest, if any, on such notes, and the Issuer must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that, subject to customary assumptions and exclusions;

(A)	the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling; or

(B)	since the issuance of such notes, there has been a change in the applicable U.S. federal income tax law;

in either case to the effect that, and based thereon such Opinion of Counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(1)	in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that, subject to customary assumptions and exclusions, the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(2)	no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(3)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(4)	the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally under any applicable U.S. federal or state law;

(5)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(6)	the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel in the United States (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when either

(1) (a)	all such notes theretofore authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b)	all such notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year in the name, and at the expense of the Issuer and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest and Additional Interest, if any, to the date of maturity or redemption;

(2)	no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound;

(3)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(4)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of such notes issued thereunder at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the notes in the United States. The initial paying agent for the notes will be the Trustee.

The Issuer will also maintain a registrar in the United States. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the holders. The Issuer or any Guarantor may act as a paying agent or registrar.

Transfer and Exchange

A holder may transfer or registered notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of the note for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Security Document, any related Guarantee and the notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding and issued under the Indenture, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes issued thereunder may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes issued under the Indenture, other than notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for notes).

The Indenture provides that, without the consent of each holder of notes affected, an amendment, supplement or waiver may not, with respect to any notes issued thereunder and held by a nonconsenting Holder:

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above in the section entitled “— Repurchase at the Option of Holders”);

(3)	reduce the rate of interest (but not Additional Interest) or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, interest or Additional Interest, if any, on the notes issued under the Indenture, except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all holders;

(5)	make any note payable in money other than that stated therein;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders to receive payments of principal of or premium, if any, interest or Additional Interest, if any, on the notes;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any holder to receive payment of principal of, or premium, if any, interest or Additional Interest, if any, on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(9)	make any change to or modify the ranking of the notes that would adversely affect the holders thereof; or

(10)	except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary or any group of Guarantors that, taken together as of the date of the most recent audited financial statements of the Issuer, would constitute a Significant Subsidiary in any manner adverse to the holders of the notes.

In addition, without the consent of the holders of at least 75% in principal amount of the notes then outstanding, no amendment, supplement or waiver may release all or substantially all of the Collateral other than in accordance with the Indenture and the Security Documents.

Notwithstanding the foregoing, without the consent of any holder of notes, the Issuer, any Guarantor (with respect to its Guarantee or the Indenture) and the Trustee may amend or supplement the Indenture, any Guarantee, the notes or any Security Document:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide the assumption of the Issuer’s or any Guarantor’s obligations to holders;

(5)	to make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the rights under the Indenture, the notes, the Guarantees or the Security Documents of any such Holder;

(6)	to add covenants for the benefit of the holders or to surrender any right or power conferred upon the Issuer or a Guarantor;

(7)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(8)	to add a Guarantor under the Indenture or to add additional assets as Collateral;

(9)	release Liens in favor of the Collateral Agent in the Collateral as provided in the section entitled “Collateral and Security Documents — Release of Collateral,” or otherwise in accordance with the terms of the Indenture or any Security Documents;

(10)	to conform the text of the Indenture, Guarantees or the notes or any Security Document to any provision of this “Description of the Registered Notes” to the extent that such provision in this “Description of the Registered Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees, the notes or such Security Document, as certified by the Issuer in an Officers’ Certificate;

(11)	to add any Pari Passu Payment Lien Obligations to the Security Documents on the terms set forth therein or to add any Junior Lien Indebtedness pursuant to an Intercreditor Agreement;

(12)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the notes and the Registered Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer notes;

(13)	to provide for the issuance of Registered Notes and Additional Notes in accordance with the limitations set forth in the Indenture as of the Issue Date; or

(14)	to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

The consent of the holders of the notes is not necessary under the Indenture or any Security Document to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if a Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue to serve as Trustee or resign.

The Indenture provides that the holders of a majority in principal amount of the outstanding notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions and provisions of the Security Documents. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs.

The Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the notes issued thereunder, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness or Disqualified Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisitions” means the NetQuote Acquisition and the CreditCards Acquisition.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“After-Acquired Property” means any property of the Issuer or any Guarantor acquired after the Issue Date that is of a type that would constitute Collateral under the Indenture and the Security Documents.

“Applicable Premium” means, with respect to a note on any Redemption Date, the excess of:

(1)	the present value at such Redemption Date of (i) the redemption price of such note at July 15, 2013 (such redemption price being set forth in the table appearing above in the second paragraph under the caption “— Optional Redemption”), plus (ii) all remaining required interest payments due on such note through July 15, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(2)	the principal amount of such note, if greater.

“Asset Sale” means

(1)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a sale and leaseback) of the Issuer, a Guarantor or any Restricted Subsidiary (each referred to in this definition as a “disposition”), or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary), whether in a single transaction or a series of related transactions (other than preferred stock of Restricted Subsidiaries issued in compliance with the covenant in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) in each case, other than:

(a)	a disposition of Cash Equivalents or obsolete, damaged or worn out property or equipment or the sale or lease of inventory in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries in a manner permitted pursuant to the provisions described above in the section entitled “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c)	the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above in the section entitled “— Certain Covenants — Limitation on Restricted Payments” or the granting of a Lien permitted by the covenant contained in the section entitled “— Certain Covenants — Liens;”

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $3.0 million;

(e)	any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(f)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(h)	licenses or sub-licenses of intellectual property in the ordinary course of business;

(i)	foreclosures on assets, involuntary asset transfers or transfers by reason of eminent domain;

(j)	any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including, without limitation, sale leasebacks and asset securitizations permitted by the Indenture;

(k)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary, including in connection with any merger or consolidation;

(l)	dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings; and

(m)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	(a) pounds sterling, euros or any national currency of any participating member state of the EMU; or (b) in the case of the Issuer or any Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5)	repurchase obligations for underlying securities of the types described in clauses (3), (4) and (8) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 12 months after the date of creation thereof;

(7)

marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation or acquisition thereof;

(8)	readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(9)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(10)	readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(11)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s;

(12)	investments funds investing at least 90% of their assets in securities of the types described in clauses (1) through (11) above; and

(13)	instruments equivalent to those referred to in clauses (3) to (12) above denominated in euro or pounds sterling or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction.

“Cash Management Obligations” means, with respect to any Person, all obligations (including fees, expenses and overdrafts and related liabilities) of such Person to any other Person that arise from credit cards, stored value cards, credit card processing services, debit cards, purchase cards (including so called “procurement cards” or “P-cards”), treasury, depositary or cash management services, including in connection with any automated clearing house transfers of funds, or any similar transactions.

“Change of Control” means the occurrence of either of the following:

(1)	the sale, lease, transfer or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2)	the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a Permitted Holder, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of 50% or more of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income

(including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to ASC No. 815-“Derivatives and Hedging Overview”), (d) the interest component of Capitalized Lease Obligations (e) and net payments, if any, without duplication, pursuant to interest rate Hedging Obligations, and excluding (1) any Additional Interest, (2) amortization of deferred financing fees and (3) any expensing of bridge or other financing fees); plus

(b)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c)	interest income for such period.

“Consolidated Leverage Ratio” means, with respect to any Person for any period, the ratio of:

(1)	the Consolidated Total Indebtedness of such Person and its Restricted Subsidiaries at the time of determination (the “Calculation Date”), to

(2)	the EBITDA of such Person for the four most recent full fiscal quarters ending immediately prior to the date for which internal financial statements are available.

If the Issuer or any Restricted Subsidiary has incurred, assumed, guaranteed, redeemed, retired or extinguished any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to or simultaneously with the Calculation Date, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be (x) made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investments acquisition, disposition, merger or consolidation or disposition which is being given pro forma effect that have been or are expected to be realized within eighteen (18) months after the date of such Investment, acquisition, disposition, merger, consolidation or disposed operation), except as otherwise provided herein or (y) determined in accordance with Regulation S-X. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For the purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination determined in a manner consistent with that used in calculating EBITDA for the applicable period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication:

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses, costs, charges or expenses (less all fees and expenses relating thereto) shall be excluded (including, without limitation, severance, relocation, transition and other restructuring costs and curtailments or modifications to pension and post-retirement employee benefit plans);

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3)	any net after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4)	any net after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Board of Directors of the Issuer, shall be excluded;

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7)	the effects of adjustments (including the effects of such adjustments pushed down to such Person and the Restricted Subsidiaries) in any line item of such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any consummated acquisition, net of taxes, shall be excluded;

(8)	any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded;

(9)	any impairment charge or asset write-off or write-down pursuant to ASC No. 350– “Intangible Assets” and No. 360– “Impairments” and the amortization of intangibles arising pursuant to ASC No. 805 (excluding any such impairment charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed) shall be excluded;

(10)	any non-cash compensation charge or expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees shall be excluded; and

(11)	accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Acquisitions in accordance with GAAP or changes as a result of adoption or modification of accounting policies shall be excluded.

In addition, to the extent not already accounted for in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include (i) the amount of proceeds received during such period from business interruption insurance in respect of insured claims for such period, (ii) the amount of proceeds as to which the Issuer has determined there is reasonable evidence it will be reimbursed by the insurer in respect of such period from business interruption insurance (with a deduction for any amounts so added back to the extent denied by the applicable carrier in writing within 180 days or not so reimbursed within 365 days) and (iii) reimbursements received of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted hereunder.

Notwithstanding the foregoing, for the purpose of the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments” only (other than clause (c)(4) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) of the first paragraph thereof.

“Consolidated Secured Debt Ratio” means, with respect to any specified Person, as of any date of determination, the ratio of (1) the sum, without duplication, of (a) the aggregate principal amount of the notes plus (b) the aggregate principal amount (or accreted value) outstanding under any Pari Passu Payment Lien Obligations plus (c) the aggregate principal amount (or accreted value) outstanding under any Priority Payment Lien Obligations, to (2) the EBITDA of the specified Person and its Restricted Subsidiaries (on a consolidated basis) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Consolidated Leverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease

Obligations and debt obligations evidenced by promissory notes and similar instruments, and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Disqualified Stock and preferred stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and preferred stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were repurchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or preferred stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor, or

(2)	to advance or supply funds

(a)	for the purchase or payment of any such primary obligation, or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(c)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Covenant Suspension” means, during any period of time following the issuance of the notes, that (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture.

“CreditCards Acquisition” means the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 10, 2010, by and among the Issuer, CIBK Acquisition, Inc., CreditCards.com, Inc., the Stockholders set forth therein and American Capital, Ltd. and the Fourth Amended and Restated Note Purchase Agreement by and among CreditCards.com, Inc. and its wholly-owned subsidiaries, the Issuer and its wholly-owned subsidiaries, BEN Holdings, Inc., American Capital Financial Services, Inc. and the purchasers identified therein.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term Indebtedness, including any notes, mortgages, guarantees, security documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or Guarantors thereunder and whether by the same or any other agent, lender or investor or group of lenders or investors.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default provided that any Default that results solely from the taking of any action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate executed by a financial officer of the Issuer, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means preferred stock of the Issuer or any direct or indirect parent thereof or a Restricted Subsidiary (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate executed by a financial officer of the Issuer or the applicable parent thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; and, provided further, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, manager or consultant (or their respective trusts, estates, investment funds, investment vehicles or immediate family members) of the Issuer, any of its Subsidiaries or any direct or indirect parent entity of the Issuer in each case upon the termination of employment or death of such person pursuant to any stockholders’ agreement, management equity plan, stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital gains, plus franchise or similar taxes, of such Person for such period deducted (and not added back) in computing Consolidated Net Income; plus

(b)	Consolidated Interest Expense of such Person for such period to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any transaction costs, fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (whether or not successful), including such fees, expenses or charges related to the offering of the notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)	the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period under the Sponsor Management Agreement to the extent otherwise permitted under “Certain Covenants —Transactions with Affiliates” and deducted (and not added back) in such period in computing Consolidated Net Income; plus

(f)	the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(g)	the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable and (y) such actions have been taken or are to be taken no later than 18 months after the Issue Date; plus

(h)	any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (c) of the first paragraph of the section entitled “Certain Covenants — Limitation on Restricted Payments;” plus

(i)	the amount of any restructuring charges deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date; plus

(j)	any other non-cash charges, expenses or losses reducing Consolidated Net Income for such period (including any impairment charges or the impact of purchase accounting), excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period; plus

(k)	the amount of any minority interest expense or non-controlling interest in income of consolidated subsidiaries deducted in calculating Consolidated Net Income (less the amount of any cash dividends paid to the holders of such minority interests),

(2)	increased or decreased by (without duplication):

(a)	any net gain or loss resulting in such period from Hedging Obligations (including pursuant to the application of ASC No. 815 — “Derivatives and Hedging Overview”); plus or minus, as applicable,

(b)	any net gain or loss resulting in such period from currency translation gains or losses related to currency re-measurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk), and

(3)	decreased by (without duplication), non-cash items increasing Consolidated Net Income of such Person for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period.

It is understood that if the EBITDA for any fiscal quarter is less than zero, then such EBITDA shall be deemed to be equal to zero.

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common or preferred equity of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than (a) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8, and (b) any sales to the Issuer or any of its Subsidiaries, and (c) any such public or private sale that constitutes an Excluded Contribution or representing Designated Preferred Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Registered Notes” means any notes issued in exchange for notes pursuant to the Registration Rights Agreement or similar agreement.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer and its Restricted Subsidiaries after the Issue Date from

(a)	contributions to its common equity capital, and

(b)	the sale (other than to the Issuer or a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or a Subsidiary of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer or any direct or indirect parent of the Issuer, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c) of the first paragraph of the section entitled “— Certain Covenants — Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Issuer and its Restricted Subsidiaries existing on the Issue Date.

“foreign subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date. At any time after the Issue Date, the Issuer may elect to apply IFRS as in effect on the Issue Date in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS as in effect on the Issue Date (except as otherwise provided in the Indenture); provided that any such election, once made, shall be irrevocable; provided, further, any calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuer’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee and the holders of notes.

“Government Securities” means securities that are

(a)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(b)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the notes.

“Guarantor” means each Domestic Subsidiary of the Issuer on the Issue Date and any other Restricted Subsidiaries that become Guarantors under the Indenture in accordance with the terms thereof.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under

(a)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(b)	other agreements or arrangements designed to manage, hedge or protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“IFRS” shall mean International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Holder” means a Person in whose name a note is registered in the notes register.

“Indebtedness” means, with respect to any Person,

(a)	any indebtedness (including principal and premium) of such Person, whether or not contingent:

(1)	in respect of borrowed money,

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof),

(3)	representing the deferred and unpaid balance of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable, or

(4)	representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that Indebtedness of any direct or indirect parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under GAAP shall be excluded,

(b)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of another Person, other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

(c)	to the extent not otherwise included, obligations of the type referred to in clause (a) of another Person secured by a Lien on any asset owned by such Person (other than a Lien on Capital Stock of an Unrestricted Subsidiary), whether or not such Indebtedness is assumed by such Person (with the amount of such Indebtedness deemed to be the lower of (i) the principal amount of the Indebtedness of such other person and (ii) the fair market value of the assets securing such Indebtedness at the date of determination);

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means the initial purchasers of the outstanding notes as named in the Registration Rights Agreement.

“Intercreditor Agreement” means an intercreditor agreement, if any, among the Trustee, the Collateral Agent and the representative of the holders of any secured Indebtedness, as it may be amended from time to time in accordance with its terms, in substantially the form attached as an exhibit to the Indenture.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments,”

(1)	“Investments” shall include the portion (proportionate to the Issuer’s direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer or applicable Restricted Subsidiary shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(x)	the Issuer’s direct or indirect “Investment” in such Subsidiary at the time of such redesignation; less

(y)	the portion (proportionate to the Issuer’s direct or indirect equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

The amount of any Investment outstanding at any one time shall be the original cost of such Investment, reduced by any return of capital (including a dividend on common Equity Interests) received in cash by the Issuer or any Restricted Subsidiary in respect of such Investment.

“Issue Date” means the date on which the notes are initially issued.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Material Event Investment Advisory Agreement” means that certain Material Event Investment Advisory Agreement by and between the Issuer and Apax Partners, L.P., dated September 25, 2009.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” from an Asset Sale means cash payments received by the Issuer or any Restricted Subsidiary (including any cash received from the sale or other disposition of any Designated Noncash Consideration and securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other non-cash form) therefrom, in each case net of:

(1)	all brokerage, legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP or distributed or distributable to its members as a tax distribution (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

(2)	all payments made on any Indebtedness (other than Priority Payment Lien Obligations) that is secured with a higher priority than the notes and the Guarantees by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

(4)	the deduction of appropriate amounts to be provided by the Issuer or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Sale and retained by the Issuer or any Restricted Subsidiary after such Asset Sale; and

(5)	any portion of the purchase price from an Asset Sale placed in escrow (whether as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Asset Sale);

provided, however, that, in the cases of clauses (4) and (5), upon reversal of any such reserve or the termination of any such escrow, Net Proceeds shall be increased by the amount of such reversal or any portion of funds released from escrow to the Issuer or any Restricted Subsidiary.

“NetQuote Acquisition” means the transactions contemplated by the Agreement and Plan of Merger, dated as of May 25, 2010, by and among the Issuer, BR Acquisitions Inc., NetQuote Holdings, Inc. and Spectrum Equity Investors IV, L.P.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer. “Officer” of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer that meets the requirements set forth in the Indenture.

“Pari Passu Payment Lien Obligations” means any Indebtedness having Pari Passu Payment Lien Priority relative to the notes with respect to the Collateral and is not secured by any other assets; provided that (i) it is so designated as Pari Passu Payment Lien Obligations in an Officers’ Certificate delivered to the Collateral Agent and (ii) an authorized representative of the holders of such Indebtedness shall have executed a joinder to the Security Documents in the form provided therein. For the avoidance of doubt, Pari Passu Payment Lien Obligations shall not include Priority Payment Lien Obligations.

“Pari Passu Payment Lien Priority” means, relative to specified Indebtedness and other obligations, having equal Lien priority to the notes and the Guarantees, as the case may be, on the Collateral.

“Permitted Holders” means the Sponsor and members of senior management of the Issuer, a Restricted Subsidiary or any direct or indirect parent entity of the foregoing on the Issue Date who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Sponsor and such members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means

(a)	any Investment in the Issuer or any Restricted Subsidiary;

(b)	any Investment in cash and Cash Equivalents;

(c)	any Investment by the Issuer or any Restricted Subsidiary in a Person that is engaged in a Similar Business if as a result of such Investment:

(1)	such Person becomes a Restricted Subsidiary; or

(2)	such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary,

(d)	any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e)	any Investment existing or pursuant to agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(f)	any Investment acquired by the Issuer or any Restricted Subsidiary:

(1)	in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuers of such other Investment or accounts receivable; or

(2)	as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(g)	Hedging Obligations permitted under clause (l) of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock or Preferred Stock” covenant;

(h)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other expenses, in each case incurred in the ordinary course of business or to finance the purchase of Equity Interests of the Issuer or any of its direct or indirect parents and in an amount not to exceed $5.0 million at any one time outstanding;

(i)	Investments the payment for which consists of Equity Interests of the Issuer or any of its direct or indirect parents (exclusive of Disqualified Stock of the Issuer); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments;”

(j)	guarantees of Indebtedness permitted under the covenant described in “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that if such Indebtedness can only be incurred by the Issuer or Guarantors, then such guarantees are only permitted by this clause to the extent made by the Issuer or a Guarantor, and (ii) performance guarantees with respect to obligations incurred by the Issuer or any of its Restricted Subsidiaries that are permitted by the Indenture;

(k)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (5), (6), (10) and (11) of such paragraph);

(l)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment in the ordinary course of business or the licensing or sub-licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(m)

additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding, not to exceed the greater of $20.0 million and 2.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments” of any amounts applied pursuant to clause (c) of the first paragraph of such covenant); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (a) or (d) above and shall not be included as having been made pursuant to this clause (m);

(n)	Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuer or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(o)	the creation of Liens on the assets of the Issuer or any of its Restricted Subsidiaries in compliance with the covenant described in the section entitled “— Certain Covenants — Liens;” and

(p)	Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited under the Indenture.

“Permitted Liens” means, with respect to any Person:

(1)	Liens, pledges, prepayments or deposits by such Person in connection with workmen’s compensation laws, unemployment insurance laws and other social security legislation or similar legislation, Liens, pledges, prepayments or deposits in connection with, or to secure the performance of, bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or Liens, pledges, prepayments or deposits to secure public or statutory obligations of such Person or Liens or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or Liens or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, suppliers’ or construction contractor’s Liens, in each case which secure amounts which are not overdue for a period of more than forty-five (45) days or if more than forty-five days overdue, are unfiled and no other action has been taken to enforce such Lien or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens (including rights of set-off), deposits, prepayments or cash pledges in connection with or to secure the performance of statutory bonds, stay, customs and appeal bonds, performance bonds and surety bonds or bid bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations) or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	Easements, rights-of-way, restrictions (including zoning restrictions), covenants, licenses, encroachments, protrusions and other similar minor encumbrances and minor title defects affecting real property and zoning or other restrictions as to the use of real properties or Liens incidental which are imposed by any governmental authority having jurisdiction over such real property which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness permitted to be incurred pursuant to clause (d) of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that Liens securing Indebtedness incurred pursuant to clause (d) of that second paragraph are solely on acquired property or the assets of the acquired entity; provided, further, however, that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment, which financing consist of Indebtedness incurred pursuant to clause (d) of that second paragraph and are provided by such lender;

(7)	Liens existing on the Issue Date (other than Liens securing the notes);

(8)	Liens on property or shares of stock of or held by a Person at the time such Person becomes a Restricted Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary that is not a Guarantor to another Restricted Subsidiary that is not a Guarantor, in each case permitted to be incurred in accordance with the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that the Liens extend only to assets of Restricted Subsidiaries that are not Guarantors;

(11)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	Leases, licenses, sublicenses and subleases of real property granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Issuer or any Guarantor;

(16)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or any Restricted Subsidiary’s clients at which such equipment is located;

(17)

Liens to secure any refinancing, refunding, extension, renewal, modification or replacement (or successive refinancing, refunding, extensions, renewals, modifications or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (7), (8), (9), (10), (15) and (19); provided however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property and after acquired-property that is affixed or incorporated into the property covered by such Lien), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by a Lien described under clauses (7), (8), (9), (10), (15) and (19) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such refinancing, refunding, extension, renewal or replacement and (z) the new Lien has no greater priority relative to the notes and the Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the notes and the Guarantees and holders thereof than the original Liens and the related Indebtedness;

(18)	other Liens on Collateral securing obligations which obligations do not exceed $15.0 million at any one time outstanding; provided that such Liens secured or have Pari Passu Payment Lien Priority or junior Lien priority pursuant to an Intercreditor Agreement relative to the notes;

(19)	Liens securing the notes outstanding on the Issue Date and the Registered Notes in respect thereof, the Guarantees relating to such notes and Registered Notes and any obligations with respect to such notes and Registered Notes and Guarantees relating thereto;

(20)	Liens on the Collateral in favor of any collateral agent for the benefit of the holders relating to such collateral agent’s administrative expenses with respect to the Collateral;

(21)	Liens to secure Indebtedness of any Foreign Subsidiary permitted by clause (s) of the second paragraph of the covenant in the section entitled “Certain Covenants — Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets of such Foreign Subsidiary;

(22)	Liens securing judgments, attachments or awards not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)	Liens on Collateral securing Additional Notes (and registered notes and Guarantees in respect thereof) Pari Passu Payment Lien Obligations or Junior Lien Indebtedness permitted to be incurred pursuant to the first paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that any such Indebtedness has Pari Passu Payment Lien Priority or junior Lien priority (pursuant to an Intercreditor Agreement) relative to the notes and Guarantees and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 3.5 to 1.0;

(24)	Any interest or title of a lessor, sublessor, licensor or sublicensor in the property subject to any lease, sublease, license or sublicense (other than any property that is the subject of a sale and leaseback transaction);

(25)	Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the Indenture;

(26)	Liens on Capital Stock of Unrestricted Subsidiaries securing Indebtedness of such Unrestricted Subsidiaries;

(27)	Liens on (x) Collateral securing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that any such Indebtedness may be Priority Payment Lien Obligations, Pari Passu Payment Lien Obligations or have junior Lien priority pursuant to an Intercreditor Agreement relative to the notes and Guarantees and (y) Liens on property and assets of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries incurred pursuant to clause (a) of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock;”

(28)	Liens on Collateral securing Junior Lien Indebtedness permitted to be incurred pursuant to the first paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that any such Liens are subject to an Intercreditor Agreement;

(29)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(30)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(31)	Liens on the Collateral incurred to secure Liens that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business;

(32)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof , which Liens, in any event, do not to secure any Indebtedness;

(33)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(34)	Liens attaching solely to cash earnest money deposits in connection with fully collateralized repurchase agreements that are permitted by the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” that constitute temporary cash investments and that do not extend to any assets other than those that are the subject of such repurchase agreement;

(35)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(36)	ground leases in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located and other Liens affecting the interest of any landlord (and any underlying landlord) of any real property leased by the Issuer or any Subsidiary;

(37)	Liens on equipment owned by the Issuer or any Restricted Subsidiary and located on the premises of any supplier, in the ordinary course of business;

(38)	Utility and other similar deposits made in the ordinary course of business;

(39)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes;

(40)	Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an Asset Sale permitted under the covenant described in the section entitled “— Repurchase at the Option of Holders — Asset Sales,” in each case, solely to the extent such Investment or Asset Sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(41)	Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; and

For purposes of determining compliance with this definition, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Issuer shall, in its sole discretion, classify (or reclassify) such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Liens in one of the above clauses and such Lien will be treated as having been incurred pursuant to only one of such clauses.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Priority Payment Lien Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness designated as Priority Payment Lien Obligations in an Officer’s Certificate delivered to the Collateral Agent and (in each case) incurred pursuant to clause (a) of the second paragraph of the covenant described in the section entitled “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the notes dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary;” provided further, however, that Interest.com, Inc., Mortgage Market Information Services, Inc. and WescoCo, LLC shall not be deemed to be Restricted Subsidiaries (provided that, if any of Interest.com, Inc., Mortgage Market Information Services, Inc. or WescoCo, LLC is not dissolved within 90 days of the Issue Date, then such entity shall be deemed a Restricted Subsidiary).

“Reversion Date” means, during any period of time during which the Issuer and the Restricted Subsidiaries are not subject to the covenants listed in the first paragraph in the section entitled “Description of the Registered Notes — Certain Covenants” (the “Suspended Covenants”) as a result of a Covenant Suspension, the date on which one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating or a Default occurs and is continuing, and after which date the Issuer and the Restricted Subsidiaries will again be subject to the Suspended Covenants with respect to events occurring after the Reversion Date.”

“S&P” means Standard and Poor’s Ratings Group and any successor to its rating agency business.

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, collateral assignments, agency agreements, the Intercreditor Agreement, if any, and related agreements, instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing (including, without limitation, finance statements under the Uniform Commercial Code of the relevant states), as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the holders and the Trustee or notice of such pledge, assignment or grant is given.

“Seller Notes” means the senior secured notes, in an aggregate principal amount of up to $95.0 million, to be issued by the Issuer in connection with the CreditCards Acquisition pursuant to the Fourth Amended and Restated Note Purchase Agreement, by and among CreditCards.com, Inc. and its wholly-owned subsidiaries, the Issuer and its wholly-owned subsidiaries, BEN Holdings, Inc., American Capital Financial Services, Inc. and the purchasers identified therein.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto or any reasonable extension thereof.

“Sponsor” means Apax Partners, L.P. and its Affiliates, but not including any of its portfolio companies.

“Subordinated Indebtedness” means

(1)	with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes, and

(2)	with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the Guarantee of such Guarantor.

“Subsidiary” means, with respect to any Person,

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2)	any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or managing member or otherwise controls such entity.

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries as shown on the most recent balance sheet of such Person.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2013; provided, however, that if the period from the redemption date to July 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Triggering Event” means: (a) acceleration prior to maturity of any indebtedness under Priority Payment Lien Obligations, (b) exercise of any remedy with respect to liens on collateral by the Collateral Agent acting at the instruction or on behalf of the holders of Priority Payment Lien Obligations, (c) default in any scheduled payment of principal at final maturity under any Priority Payment Lien Obligations, or the notes that remain uncured or unwaived for a period of 30 days in the aggregate, (d) an Event of Default described in clause (1) or (2) of the definition thereof, or (e) the commencement of any insolvency or liquidation proceeding with respect to the Issuer or any Guarantor.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer, which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Issuer, as provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a)	any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other Equity Interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Issuer,

(b)	such designation complies with the covenant described in the section entitled “— Certain Covenants — Limitation on Restricted Payments,” and

(c)	each of:

(1)	the Subsidiary to be so designated, and

(2)	its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2)	the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

EXCHANGE OFFER

In connection with the issuance of the outstanding notes on July 13, 2010, we entered into a registration rights agreement with the Guarantors and the Initial Purchasers dated July 13, 2010. The exchange offer will permit eligible holders of notes to exchange the outstanding notes for the registered notes that are identical in all material respects with the outstanding notes, except that:

•

the offer and sale of the registered notes will have been registered under the Securities Act, and thus the registered notes generally will not be subject to the restrictions on transfer applicable to the outstanding notes or bear restrictive legends;

•	the registered notes bear a different CUSIP number from the outstanding notes;

•	the registered notes will not be entitled to registration rights, and

•	the registered notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The registered notes will evidence the same debt as the outstanding notes. Holders of registered notes will be entitled to the benefits of the Indenture.

The following summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. You should refer to the exhibits that are a part of the registration statement (of which this prospectus is a part) for a copy of the registration rights agreement, which is included as Exhibit 4.2.

General

We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances, upon completion of the exchange offer, our obligations with respect to the registration of the outstanding notes will terminate.

We agreed, pursuant to the registration rights agreement, to use our commercially reasonable efforts to:

•	file with the SEC, and cause the effectiveness of, the exchange offer registration statement under the Securities Act;

•

maintain the exchange offer registration statement continuously effective and keep the exchange offer open for a period of 20 business days after the date notice of the exchange offer is mailed to the holders of the outstanding notes; and

•	deliver to the Trustee the registered notes in the same aggregate principal amount as the aggregate principal amount of outstanding notes that were validly tendered and not withdrawn by the holders,

each by July 13, 2011.

We will issue registered notes for tendered and accepted outstanding notes promptly after expiration of the exchange offer. For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive an exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor.

In connection with the issuance of the outstanding notes, we have arranged for the outstanding notes to be issued in the form of global notes through the facilities of DTC acting as depositary. The registered notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to a limited exception, will not be entitled to any registration rights under the applicable registration rights agreement. See “— Consequences of Failure to Tender.”

We will be deemed to have accepted validly tendered outstanding notes when and if we have given written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the registered notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted outstanding notes, at our expense, to the tendering holder promptly upon the expiration or termination of the exchange offer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the outstanding notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Eligibility; Transferability

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the registered notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of outstanding notes, as set forth under “Exchange Offer — Procedures for Tendering”). However, any holder of outstanding notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act),

•	does not acquire the registered notes in the ordinary course of business,

•	distributes, intends to distribute, or has an arrangement or understanding with any person to distribute the registered notes as part of the exchange offer, or

•	is a broker-dealer who purchased outstanding notes from us in the initial offering of the outstanding notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender outstanding notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the registered notes.

The Company’s belief that transfers of registered notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Each broker-dealer that receives registered notes for its own account under the exchange offer in exchange for outstanding notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. See “Plan of Distribution.”

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 12:00 midnight, New York City time, at the end of July 28, 2011, which we refer to as the expiration date, unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right to extend the exchange offer, delay accepting any tendered outstanding notes or, if any of the conditions described below under the heading “— Conditions” have not been satisfied, to terminate the exchange offer. We do not currently intend to extend the expiration of the exchange offer. We will delay acceptance only due to an extension of the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give written notice of such delay, extension, termination or amendment to the exchange agent. If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

If we delay accepting any outstanding notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any outstanding notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue any registered notes for, any outstanding notes, and may terminate or amend the exchange offer before the expiration of the exchange offer, if:

•

we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction; or

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no registered notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the registered notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use commercially reasonable best efforts to obtain the withdrawal of any stop order as soon as practicable.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “— Eligibility; Transferability” and “Plan of Distribution.”

Procedures for Tendering

Delivery of Letter of Transmittal and Outstanding Notes

Only a holder of record of outstanding notes may tender outstanding notes in the exchange offer. In order to tender outstanding notes in the exchange offer, a holder of outstanding notes must deliver a letter of transmittal and deliver the outstanding notes to the exchange agent. If a holder holds certificated notes, delivery may be made by enclosing the certificate or following the guaranteed delivery procedure described below. If a holder holds uncertificated notes, delivery of the outstanding notes may be made by book-entry transfer to the exchange agent’s account at DTC.

Specifically, to accept the exchange offer by delivery of a letter of transmittal and outstanding notes, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires and deliver the letter of transmittal or facsimile to the exchange agent, including all other required documents at the address set forth below under “— Exchange Agent”, prior to the expiration of the exchange offer; and

•	deliver the outstanding notes to the exchange agent by one of the following methods, as further described under “Exchange Offer — Methods of Delivering Outstanding Notes” below:

•	if a holder holds outstanding notes in certificated form, the exchange agent must receive the outstanding notes along with the letter of transmittal; or

•

if a holder holds outstanding notes in book-entry form, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC; or

•

if a holder is unable to deliver certificated notes or effect book-entry transfer of book-entry notes before the expiration of the exchange offer, the holder must comply with the guaranteed delivery procedures.

If the applicable letter of transmittal is signed by the record holder(s) of the outstanding notes tendered, the signature must correspond with the name(s) written on the face of the outstanding notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the outstanding notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Automated Tender Offer Program

If a holder is a participant in DTC and is transferring its outstanding notes in book-entry form through DTC, then the exchange agent and DTC have confirmed that such a holder may utilize the DTC ATOP procedures to tender outstanding notes in lieu of delivering a letter of transmittal.

To use this alternative procedure:

•

a holder may instruct DTC, in accordance with the ATOP system, to transmit on its behalf a computer-generated message to the exchange agent in which the holder of the outstanding notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 12:00 midnight, New York City time, at the end of the expiration date; and

•

the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below.

However, the exchange for any outstanding notes tendered through the ATOP system will only be made after a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering outstanding notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Additional Terms and Procedures

Regardless of whether a holder delivers a letter of transmittal or uses the ATOP system, the tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder completing a letter of transmittal tenders less than all of the outstanding notes held by this holder, this tendering holder should fill in the applicable box of the letter of transmittal. The amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, a holder should use an overnight or hand delivery service. In all cases, a holder should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. A holder may request its broker, dealer, commercial bank, trust company or nominee to effect these transactions for the holder. A holder should send any note, letter of transmittal or other required document only to the exchange agent and not directly to us.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration of the exchange offer.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until those defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue registered notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives :

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message through the ATOP system; and

•	the outstanding nots or a book-entry confirmation that the outstanding notes have been transferred into the exchange agent’s account at DTC.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain copies of the applicable letter of transmittal for the outstanding notes from the exchange agent at its offices listed under “— Exchange Agent.”

By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent through the ATOP system, each tendering holder of outstanding notes will, among other things, make the representations in the letter of transmittal described under “— Eligibility; Transferability.”

Methods of Delivery of Outstanding Notes

Certificated Notes

The note certificate must be enclosed with the letter of transmittal or separately delivered to the exchange agent before the expiration of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within three business days after the date of this prospectus. A holder whose notes are not held in certificated form must deliver the notes by making a book-entry transfer of the notes into this account, which must be received before the expiration of the exchange offer.

Guaranteed Delivery Procedures

Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who otherwise cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may nonetheless tender if:

•	the tender is made through an eligible guarantor institution, which is defined above under “Exchange Offer — Procedures for Tendering — Delivery of Letter of Transmittal and Outstanding Notes;”

•

before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery, in each case:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of outstanding notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•

guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “— Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•

identify the outstanding notes to be withdrawn (including the certificate number(s) of the outstanding notes physically delivered) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name of the account at DTC; and

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of such outstanding notes into the name of the person withdrawing the tender.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any outstanding notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those outstanding notes will be credited to an account maintained with DTC, for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “— Exchange Agent.”

Exchange Agent

Wilmington Trust FSB has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: Wilmington Trust FSB

By Mail, Overnight Courier or Hand:

c/o Wilmington Trust Company

Corporate Capital Markets

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890-1626

Attn: Sam Hamed

By Facsimile Transmission (for Eligible Institutions Only):

(302) 636-4139

Confirm by Telephone:

Sam Hamed

(302) 636-6181

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. However, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We may, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer, except as follows. The tendering holder will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	registered notes are to be delivered to, or issued in the name of, any person other than the registered holder of the outstanding notes so exchanged;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

We will record the registered notes at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon completion of the exchange offer.

Consequences of Failure to Tender

All untendered outstanding notes will remain subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. Generally, the outstanding notes that are not exchanged for registered notes pursuant to the exchange offer will remain restricted securities. Accordingly, such outstanding notes may be resold only:

•	to us (upon redemption thereof or otherwise);

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•

for so long as the outstanding notes are eligible for resale pursuant to Rule l44A, to a person the holder of the outstanding notes and any person acting on its behalf reasonably believes is a “qualified institutional buyer” as defined in Rule l44A, that purchases for its own account or for the account of another qualified institutional buyer, in each case to whom notice is given that the transfer is being made in reliance on Rule l44A; or

•

pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), in each case subject to compliance with any applicable foreign, state or other securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the registered notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for registered notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the registered notes. The holders of outstanding notes not tendered will have no further registration rights, except that, under limited circumstances, we may be required to file a shelf registration statement for a continuous offer of outstanding notes.

Governing Law

The indenture, the registered notes and outstanding notes shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state.

Information Regarding the Registration Rights Agreement

As noted above, we are effecting the exchange offer to comply with the Registration Rights Agreement. The Registration Rights Agreement requires us to use our commercially reasonable efforts to:

•	file with the SEC, and cause the effectiveness of, the exchange offer registration statement under the Securities Act;

•

maintain the exchange offer registration statement continuously effective and keep the exchange offer open for a period of 20 business days after the date notice of the exchange offer is mailed to the holders of the outstanding notes; and

•	deliver to the Trustee the registered notes in the same aggregate principal amount as the aggregate principal amount of outstanding notes that were validly tendered and not withdrawn by the holders,

each by July 13, 2011; and

•	to file a shelf registration statement for the resale of the outstanding notes under certain circumstances and to cause such registration statement to become effective under the Securities Act.

The requirements described in the first three bullets above under the registration rights agreement will be satisfied when we complete the exchange offer.

In the event that

•	the exchange offer has not been consummated on or prior to July 13, 2011; or

•

the shelf registration statement, if required, has not become effective on or prior to July 13, 2011 (or, if later and under certain circumstances, within 90 days of a request to file a shelf registration statement), the interest rate on the outstanding notes will be increased by 0.25% per annum for the first 90 days immediately following the respective due date, and by an additional 0.25% per annum at the beginning of each subsequent 90-day-period, until the applicable requirement has been met or the outstanding notes become freely tradable under the Securities Act, provided that the additional interest rate on the notes may not exceed at any one time in the aggregate 1.00% per annum. Following the cure of all such registration defaults, the accrual of additional interest shall cease.

Our obligations to register the registered notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a shelf registration statement for a continuous offer in connection with the outstanding notes.

This summary includes only the material terms of the Registration Rights Agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement relating to the exchange offer and the registered notes. See “Where You Can Find More Information.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences relating to the exchange of the outstanding notes for registered notes pursuant to the exchange offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of as of the date hereof, and all of which are subject to change, possibly on a retroactive basis. We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below.

This summary only applies to holders that are original beneficial owners of the outstanding notes, that purchased outstanding notes at their original issue price for cash and that hold such outstanding notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax consequences to subsequent purchasers of the outstanding notes or the registered notes. It also does not address considerations that may be relevant to an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will outstanding notes as a position in a “straddle,” conversion or other integrated transaction, tax-exempt organization, partnership or other entity classified as a partnership for U.S. federal income tax purposes, certain former citizens and residents, a person who is liable for the alternative minimum tax, or a person whose “functional currency” is not the U.S. dollar. If an entity that is treated as partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you own an interest in such an entity, you should consult your tax advisor. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any possible applicability of U.S. federal gift or estate tax.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY. YOU ARE ADVISED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR ALTERNATIVE MINIMUM TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

The exchange of the outstanding notes for the registered notes pursuant to the exchange offer should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, in general, you should not recognize gain or loss upon the receipt of registered notes in the exchange offer, your basis in the registered notes received in the exchange offer should be the same as your basis in the outstanding notes immediately before the exchange, and your holding period in the registered notes should include your holding period in the outstanding notes.

LEGAL MATTERS

The validity of the registered notes and registered guarantees offered hereby will be passed upon for us by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The consolidated financial statements of Bankrate, Inc. as of December 31, 2010 (Successor) and December 31, 2009 (Successor), and for the year ended December 31, 2010 (Successor), the period from August 25, 2009 to December 31, 2009 (Successor), included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

The consolidated financial statements of NetQuote Holdings, Inc. as of December 31, 2009 and for the year ended December 31, 2009, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

The consolidated financial statements of CreditCards.com, Inc. as of December 31, 2009 and December 31, 2008 and for each of the years ended December 31, 2009 and December 31, 2008, included in this prospectus, have been audited by Ernst & Young LLP, independent accountants, as stated in their reports appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the notes that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

Copies of such documents are available upon request, without charge, by writing or telephoning us at Bankrate, Inc., 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408, Attention: Corporate Communications, (561) 630-2400.

Our website is located at Bankrate.com. Following the consummation of the Initial Public Offering, we will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if applicable, make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Bankrate, Inc. and Subsidiaries

Page Number
Audited Consolidated Financial Statements
Report of Grant Thornton LLP, an Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the Year Ended December  31, 2010 (Successor), the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009 (Predecessor) and the Year Ended December 31, 2008 (Predecessor)

F-4

Consolidated Statement of Stockholders’ Equity for the Year Ended December  31, 2010 (Successor), the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009 (Predecessor) and the Year Ended December 31, 2008 (Predecessor)

F-5

Consolidated Statements of Cash Flows for the Year Ended December  31, 2010 (Successor), the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009 (Predecessor) and the Year Ended December 31, 2008 (Predecessor)

F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F-53
Condensed Consolidated Statements of Operations for the three months ended March 31, 2011 and 2010	F-54
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010	F-55
Notes to Condensed Consolidated Financial Statements	F-56

NetQuote Holdings, Inc.

CreditCards.com, Inc.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bankrate, Inc.

We have audited the accompanying consolidated balance sheets of Bankrate, Inc. (a Florida corporation) and its subsidiaries (the Company) as of December 31, 2010 (Successor) and December 31, 2009 (Successor), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2010 (Successor), the period from August 25, 2009 to December 31, 2009 (Successor), the period from January 1, 2009 to August 24, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bankrate, Inc. and its subsidiaries as of December 31, 2010 (Successor) and December 31, 2009 (Successor), and the results of their operations and their cash flows for the year ended December 31, 2010 (Successor), the period from August 25, 2009 to December 31, 2009 (Successor), the period from January 1, 2009 to August 24, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the Predecessor adopted new accounting guidance on January 1, 2009 relating to the accounting for business combinations.

/s/ Grant Thornton LLP

Fort Lauderdale, Florida
April 15, 2011, except as to the eighth through eleventh paragraphs of footnote 14, which is as of June 10, 16, 21 and 22, 2011, respectively

Bankrate, Inc. and Subsidiaries

Consolidated Balance Sheets

($ in thousands)

	Successor
	December 31,
	2010	2009
Assets
Cash and cash equivalents	$114,754	$77,642
Accounts receivable, net of allowance for doubtful accounts of $943 and $129 at December 31, 2010 and 2009, respectively	42,731	13,394
Deferred income taxes	16,326	7,743
Prepaid expenses and other current assets	4,557	28,670

Total current assets	178,368	127,449
Furniture, fixtures and equipment, net of accumulated depreciation of $2,797 and $330 at December 31, 2010 and 2009, respectively	6,321	2,669
Intangible assets, net of accumulated amortization of $42,058 and $9,459 at December 31, 2010 and 2009, respectively	365,745	224,372
Goodwill	559,168	349,749
Other assets	14,217	1,192

Total assets	$1,123,819	$705,431

Liabilities and stockholders’ equity

Liabilities
Accounts payable	$11,565	$2,688
Accrued expenses	17,143	8,923
Acquisition-related payables	1,735	13,533
Deferred revenue and customer deposits	6,435	2,233
Payable to dissenting stockholders	56,698	60,893
Accrued interest	16,393	11,081
Other current liabilities	5,066	1,544

Total current liabilities	115,035	100,895
Deferred income taxes	81,305	55,416
Note payable to Parent	—	222,011
Senior secured notes, net of unamortized discount	297,417	—
Other liabilities	5,814	5,051

Total liabilities	499,571	383,373

Commitment and contingencies (Note 8)

Stockholders’ equity
Preferred stock, par value $.01 per share—500,000 and zero shares authorized at December 31, 2010 and 2009, respectively; 244,704 and zero shares outstanding at December 31, 2010 and 2009, respectively	2	—
Additional-paid in capital, preferred stock	244,704	—
Common stock, par value $.01 per share—300,000,000 shares authorized; 87,379,865 shares and 28,214,590 shares issued and outstanding at December 31, 2010 and 2009, respectively (Note 14)	874	282
Additional-paid in capital, common stock (Note 14)	409,376	330,217
Accumulated deficit	(29,968)	(8,441)
Accumulated other comprehensive loss	(740)	—

Total stockholders’ equity	624,248	322,058

Total liabilities and stockholders’ equity	$1,123,819	$705,431

See accompanying notes to consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Consolidated Statements of Operations

($ in thousands, except per share data)

	Successor		Predecessor
	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Revenue	$220,598	$43,837	$87,646	$166,855
Cost of revenue (excludes depreciation and amortization)	85,326	18,669	38,291	66,095

Gross margin	135,272	25,168	49,355	100,760

Operating expenses:
Sales	8,624	2,555	10,106	9,097
Marketing	23,672	3,629	6,848	13,197
Product development	8,722	2,546	5,284	7,135
General and administrative	22,982	5,905	23,097	26,662
Legal settlements	1,646	—	—	—
Acquisition related expenses and related party fees	17,390	2,419	34,562	—
Restructuring charges	3,288	—	—	—
Impairment charges	—	—	—	2,433
Depreciation and amortization	35,226	9,789	8,294	9,134

	121,550	26,843	88,191	67,658

Income (loss) from operations	13,722	(1,675)	(38,836)	33,102

Interest (expense) income, net	(38,711)	(12,386)	30	1,562
Other	(306)	—	—	—

Other (expenses) income, net	(39,017)	(12,386)	30	1,562

(Loss) income before income taxes	(25,295)	(14,061)	(38,806)	34,664
Income tax expense (benefit)	(3,768)	(5,620)	(4,222)	15,043

Net (loss) income	$(21,527)	$(8,441)	$(34,584)	$19,621

Accumulated preferred dividend	(17,404)	—	—	—

Net (loss) income attributable to common stockholders	$(38,931)	$(8,441)	$(34,584)	$19,621

Basic and diluted net (loss) income per share (Note 14):
Basic	$(0.70)	$(0.30)	$(1.83)	$1.04
Diluted	(0.70)	(0.30)	(1.83)	1.01
Weighted average common shares outstanding:
Basic	55,933,608	28,214,590	18,862,259	18,848,125
Diluted	55,933,608	28,214,590	18,862,259	19,498,209

See accompanying notes to consolidated financial statements.

Bankrate, Inc., and Subsidiaries

Consolidated Statement of Stockholders’ Equity

($ and shares in thousands)

	Preferred Stock		Additional paid in capital, preferred stock	Common Stock		Additional-paid in capital, common stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount
Predecessor
Balance at December 31, 2007	—	$—	$—	18,876	$189	$205,306	$11,771	$—	$217,266
Stock options exercised	—	—	—	106	1	1,996	—	—	1,997
Common stock purchased	—	—	—	(165)	(2)	(1,946)	(2,444)	—	(4,392)
Stock based compensation	—	—	—	—	—	13,417	—	—	13,417
Tax benefit-stock options	—	—	—	—	—	521	—	—	521
Net income	—	—	—	—	—	—	19,621	—	19,621

Balance at December 31, 2008	—	—	—	18,817	188	219,294	28,948	—	248,430
Stock options exercised	—	—	—	447	4	2,003	(394)	—	1,613
Common stock purchased	—	—	—	(40)	—	(472)	(258)	—	(730)
Stock based compensation	—	—	—	—	—	22,514	—	—	22,514
Tax benefit-stock options	—	—	—	—	—	684	—	—	684
Net loss	—	—	—	—	—	—	(34,584)	—	(34,584)

Balance at August 24, 2009	—	$—	$—	19,224	$192	$244,023	$(6,288)	$—	$237,927

Successor
Net common stock activity at closing	—	$—	$—	8,991	$90	$(90)	$—	$—	$—
Elimination of Predecessor accumulated deficit	—	—	—	—	—	(6,288)	6,288	—	—
Initial capital contribution and recording of the Acquisition	—	—	—	—	—	92,572	—	—	92,572
Net loss	—	—	—	—	—	—	(8,441)	—	(8,441)

Balance at December 31, 2009	—	—	—	28,215	282	330,217	(8,441)	—	322,058
Debt converted to preferred stock	225	2	224,984	—	—	—	—	—	224,986
Preferred stock issued	20	—	19,720	—	—	—	—	—	19,720
Common stock issued	—	—	—	59,165	592	79,159	—	—	79,751
Foreign currency translation, net of tax of $493	—	—	—	—	—	—	—	(740)	(740)
Net loss	—	—	—	—	—	—	(21,527)	—	(21,527)

Balance at December 31, 2010	245	$2	$244,704	87,380	$874	$409,376	$(29,968)	$(740)	$624,248

See accompanying notes to consolidated financial statements.

Bankrate, Inc., and Subsidiaries

Consolidated Statements of Cash Flows

($ in thousands)

	Successor		Predecessor
	Year ended December 31, 2010	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2009 through August 24, 2009	Year ended December 31, 2008
Cash flows from operating activities
Net (loss) income	$(21,527)	$(8,441)	$(34,584)	$19,621
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	35,226	9,789	8,294	9,134
Provision for doubtful accounts receivable	776	126	540	1,225
Deferred income taxes	(7,561)	(1,572)	10,916	(3,680)
Amortization of deferred financing costs	1,191	—	—	—
Stock based compensation	—	—	22,514	13,417
Excess tax benefit from stock based compensation	—	—	(684)	(521)
Impairment charges	—	—	—	2,433
Loss (gain) on disposal of assets	570	—	(7)	—
Change in operating assets and liabilities, net of effect of business acquisitions:
(Increase) decrease in accounts receivable	(11,120)	(1,068)	9,574	(1,013)
Decrease (increase) in prepaid expenses and other assets	24,104	1,669	(28,626)	4,540
Increase (decrease) in accounts payable	2,197	(463)	(572)	(194)
(Decrease) increase in accrued expenses	(3,060)	254	33,327	(2,835)
Increase in other liabilities	6,255	12,499	4,773	55
Increase (decrease) in deferred revenue	4,082	1,392	(177)	468

Net cash provided by operating activities	31,133	14,185	25,288	42,650
Cash flows from investing activities
Proceeds from sale of Savingforcollege.com	250	—	—	—
Purchases of furniture, fixtures and equipment	(4,488)	(895)	(1,820)	(4,883)
Cash used in business acquisitions, net	(355,169)	(51,559)	(11,780)	(114,896)
Restricted cash	2	—	—	—
Cash paid for acquisition earnouts	(13,583)	(3,766)	—	—

Net cash used in investing activities	(372,988)	(56,220)	(13,600)	(119,779)
Cash flows from financing activities
Proceeds from issuance of senior secured notes	297,231	—	—	—
Underwriting fees and direct costs on issuance of senior secured notes	(11,578)	—	—	—
Proceeds from issuance of stockholder debt	40	—	—	—
Purchase of Company common stock	—	—	(730)	(4,392)
Proceeds from issuance of preferred and common stock	99,471	—	1,613	1,997
Excess tax benefit from share-based compensation	—	—	684	521
Deferred financing costs	—	(526)	—	—
(Payment) proceeds to/from dissenting stockholders	(6,141)	60,893	—	—

Net cash provided by (used in) financing activities	379,023	60,367	1,567	(1,874)

Effect of exchange rate on cash and cash equivalents	(56)	—	—	—

Net increase (decrease) in cash	37,112	18,332	13,255	(79,003)
Cash—beginning of period	77,642	59,310	46,055	125,058

Cash—end of period	$114,754	$77,642	$59,310	$46,055

Cash paid for interest	$25,485	$—	$—	$—
Income tax (refunds), net of payments	(14,876)	160	6,144	13,244
Supplemental disclosures of non-cash investing and financing activities
Acquisition earn-outs payable	$—	$—	$—	$11,750
Acquisition-related payables	1,785	—	—	—
Note payable to seller in Bargaineering.com acquisition	500	—	—	—
Debt converted to preferred stock	224,986	—	—	—
Capital contribution from Parent	—	330,499	—	—
Intercompany note payable issued to Parent	—	222,011	—	—
Acquisition of Predecessor by Parent	—	(552,510)	—	—

See accompanying notes to consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 1—Organization and Nature of Business

Bankrate, Inc. and subsidiaries (the “Company,” “we,” “us,” “our”) own and operate an Internet-based consumer banking and personal finance network (“Online Network”). Since August 25, 2009, we have been a wholly-owned subsidiary of BEN Holdings, Inc. (“Holdings” or the “Parent”), a Delaware corporation that is a majority-owned subsidiary of Ben Holding S.à r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P. (“Apax Europe VII Funds,” and together with Apax US VII Fund, the “Apax Funds”). The Apax Funds are advised by and affiliated with Apax Partners, L.P. (collectively with the Apax Funds, “Apax Partners”).

Our flagship site, Bankrate.com, is one of the Internet’s leading aggregators of information on more than 300 financial products and fees, including mortgages, credit cards, new and used automobile loans, money market accounts, certificates of deposit, checking and ATM fees, home equity loans and online banking fees. We also market a comprehensive line of consumer and business credit cards as well as competitive insurance rates for auto, home, life, health and long-term care. Additionally, we provide financial applications and information to a network of distribution partners and through national and state publications. We were organized under the laws of the State of Florida (see Note 14 – On April 15, 2011 the Company reincorporated in Delaware).

Holdings’ Acquisition of Bankrate (the “Acquisition”)

On July 22, 2009, Holdings, together with Ben Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Holdings (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bankrate. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to purchase all of Bankrate’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), for $28.50 per share payable net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constituted the “Offer”). A total of 5,397,131 Shares (including 635,671 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration time, representing approximately 28% of the then outstanding Shares. As permitted by the Merger Agreement and the terms of the Offer, Merger Sub elected to take into account all Shares subject to the Non-Tender and Support Agreements entered into by certain directors and officers of Bankrate resulting in approximately 52% of the then outstanding Shares being validly tendered. Merger Sub accepted for payment all Shares that were validly tendered and not withdrawn prior to expiration of the Offer.

Subsequent to the expiration of the Offer, on August 25, 2009, Merger Sub exercised the option (the “Top-Up Option”) to purchase additional Shares directly from Bankrate. The Top-Up Option Shares, when combined with the number of Shares owned by Holdings and Merger Sub immediately prior to the time of exercise of the Top-Up Option, resulted in Holdings owning more than 90% of Bankrate Shares. Pursuant to the Merger Agreement, Merger Sub merged with and into Bankrate (the “Merger”) with Bankrate surviving the Merger as a wholly-owned subsidiary of Holdings. All remaining outstanding Shares not tendered in the Tender Offer (other than Shares owned by Holdings, Merger Sub, Bankrate, and certain of Bankrate’s officers and directors as set forth in the Support Agreements), were acquired for cash at the Offer Price after a 30-day notice period ending on September 25, 2009 and on the terms and conditions set forth in the Merger Agreement. The transaction was valued at approximately $576.2 million. The amount paid in cash by Holdings was $552.5 million with the remaining amount paid using Bankrate’s cash.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Bankrate, Inc., Wescoco LLC, Mortgage Market Information Services, Inc., Interest.com, Inc., NetQuote Holdings, Inc., NetQuote Inc., CreditCards.com, Inc., CCRD Operating Company Inc., CreditCards.com Limited (United Kingdom), Freedom Marketing (United Kingdom), and Rate Holding Company (100% owner of Bankrate Information Consulting (Beijing) Co., Ltd.) after elimination of all intercompany accounts and transactions.

In conjunction with the Merger, the Company became a wholly owned subsidiary of Holdings. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, the acquisition was accounted for on August 25, 2009, the date of which Holdings obtained control of the Company. Our financial statements from August 25, 2009 and forward are consolidated by Holdings and our assets and liabilities have been adjusted to reflect Holdings’ basis in us in accordance with ASC 805 and Emerging Issues Task Force Abstract D-97, Push-Down Accounting. In connection with this transaction, the Company is sometimes referred to as the “Successor” for periods on or after August 25, 2009, and the “Predecessor” for periods prior to August 25, 2009.

On March 2, 2010, the Company filed the Second Amended and Restated Charter which set the authorized common stock at 2 million shares and made certain other amendments to the Company’s Charter.

On July 9, 2010, the Company filed the Third Amended and Restated Charter which set the authorized common stock at 5 million shares, preferred stock at 500,000 shares and made certain other amendments to the Company’s Charter.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the judgments, estimates and assumptions involved in the accounting for income taxes, the allowance for doubtful accounts receivable, useful lives of intangible assets and intangible asset impairment, goodwill impairment, acquisition accounting, and contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt investments purchased with an original maturity of less than three months to be cash equivalents. The carrying value of these investments approximates fair value. As of December 31, 2010, our cash equivalents consisted of approximately $91.0 million of U.S. Treasury securities with 30-day maturities, approximately $1.3 million held in British pound sterling, $22.1 million of operating cash subject to the $250,000 FDIC insured deposit limit, and $350,000 held in Renminbi in China.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Allowance for Doubtful Accounts, net of recoveries

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses. During the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 we charged approximately $776,000 (Successor), $126,000 (Successor), $540,000 (Predecessor), and $1.2 million (Predecessor), respectively, to bad debt expense, and wrote off approximately $12,000 (Successor), $0 (Successor), $683,000 (Predecessor), and $2.0 million (Predecessor), respectively, of accounts deemed uncollectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, and are depreciated on a straight-line basis over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements. Certain equipment held under capital leases are classified as Equipment and the related obligations are recorded as capital lease obligations.

Intangible Assets

Intangible assets consist primarily of domain names and URLs, customer relationships, affiliate relationships and developed technologies acquired in connection with the Acquisition and our subsequent acquisitions in 2010 (see Note 11). Intangible assets are being amortized over their estimated useful lives on both straight-line and accelerated bases.

Subsequent to the Acquisition, the asset categories and their estimated useful lives are as follows:

Successor Estimated Useful Life
Trademarks and URLs	10-23 years
Customer relationships	8-10 years
Affiliate network relationships	1-2 years
Developed technologies	3-6 years

See Impairment of Long-Lived Assets below for a discussion of impairment charges recorded by the Predecessor in the three months ended December 31, 2008.

Impairment of Long-Lived Assets Including Intangible Assets with Finite Lives

ASC 360, Property, Plant and Equipment, requires that long-lived assets including intangible assets with finite lives be amortized over their estimated useful life and reviewed for impairment. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets including intangible assets with finite lives may not be recoverable. When such events or changes in circumstances occur,

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

we assess the recoverability of such assets by determining whether the carrying value will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of such assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There was no impairment of long-lived assets including intangible assets with finite lives for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009 and the period from January 1, 2009 to August 24, 2009. In the three months ended December 31, 2008, we recorded impairment charges of approximately $519,000 (Predecessor) related to certain developed technology and Internet domain names that we ceased using. In the three months ended December 31, 2008, we also recorded an impairment charge of approximately $1.9 million (Predecessor) related to customer relationships in our print publishing and licensing business due to the continuing trend of declining revenue and operating margins with no indications of improvement in the near future.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. Our annual impairment test is performed as of October 1st of each year. We have determined that we have one segment with one reporting unit. The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. Our impairment tests are based on the Company’s single operating segment and reporting unit structure. We performed impairment evaluations in 2010 and 2009, and concluded that there was no impairment of goodwill.

Website Development

We account for our website development costs under ASC 350-50, Intangibles—Goodwill and Other—Website Development Costs. ASC 350-50 provides guidance on the accounting for the costs of development of company websites, dividing the website development costs into five stages: (1) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (2) the website application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the website, (3) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (4) the content development stage, during which the information to be presented on the website, which may be either textual or graphical in nature, is developed, and (5) the operating stage, during which training, administration, maintenance and other costs to operate the existing website are incurred. The costs incurred in the website application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. The Company capitalized website development costs totaling approximately $2.6 million (Successor), $0 (Successor), $1.0 million (Predecessor), and $3.2 million (Predecessor) during the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008, respectively. These amounts are amortized over a three year period.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Basic and Diluted Earnings (Loss) Per Share

We compute basic earnings (loss) per share by dividing net income (loss) for the year by the weighted average number of shares outstanding for the year. Diluted earnings (loss) per share includes the effects of dilutive common stock equivalents, consisting of outstanding share-based awards, unrecognized compensation expense and tax benefits in accordance with ASC 718, Compensation – Stock Compensation, to the extent the effect is not antidilutive, using the treasury stock method.

The following table presents the computation of basic and diluted earnings (loss) per share:

	Successor		Predecessor
($ in thousands, except per share data)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Net (loss) income	$(21,527)	$(8,441)	$(34,584)	$19,621
Accumulated preferred dividend	(17,404)	—	—	—

Net (loss) income attributable to common shareholders	$(38,931)	$(8,441)	$(34,584)	$19,621

Weighted average common shares outstanding for basic earnings per share calculation	55,933,608	28,214,590	18,862,259	18,848,125
Additional dilutive shares related to share-based awards	—	—	—	650,084

Weighted average common shares and equivalents outstanding for diluted earnings per share calculation	55,933,608	28,214,590	18,862,259	19,498,209

Basic and diluted earnings per share:
Basic	$(0.70)	$(0.30)	$(1.83)	$1.04
Diluted	(0.70)	(0.30)	(1.83)	1.01

The net loss attributable to common shareholders used in computing diluted net loss per share for the year ended December 31, 2010 includes the accumulated amount of dividends payable to preferred shareholders had the board declared dividends for preferred shares.

The weighted average number of common shares outstanding used in computing diluted net loss per share equals basic earnings per share for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, and the period from January 1, 2009 to August 24, 2009. The weighted average number of common shares outstanding used in computing diluted net income per share for the year ended December 31, 2008 includes the shares resulting from the dilutive effect of outstanding share-based awards. For the year ended December 31, 2008, 716,500 shares attributable to the assumed exercise of outstanding stock options were excluded from the calculation of diluted net income per share because the effect was anti-dilutive. Additionally, 140,000 shares of restricted stock in 2008 were excluded from the calculation of diluted net income since the vesting of those shares was contingent on achieving certain market conditions. See Note 3.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Deferred Compensation Plan

During 2002, we established a non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation liability (other non-current liabilities) was $183,000 and $174,000 at December 31, 2010 and 2009, respectively. We have established a grantor trust (Rabbi Trust) to provide funding for benefits payable under our non-qualified deferred compensation plan. The assets held in the trust amounted to $144,000 and $142,000 at December 31, 2010 and 2009, respectively. The Rabbi Trust’s assets consist of short-term cash investments and a managed portfolio of equity securities. These assets are included in other assets in the accompanying consolidated balance sheets.

Deferred Financing Costs

In connection with the issuance of the Intercompany Note on August 24, 2009 (Note 9), the Company incurred deferred financing costs of $526,000 related to the issuance of the $222 million note payable to Parent which are amortized to interest expense using a method which approximates the effective interest method over the term of the related debt.

In connection with the acquisitions of NetQuote and CreditCards and the issuance of the Senior Secured Notes (Note 10), on July 13, 2010, the parties converted the Shareholder Notes (Note 9) and the Intercompany Note into preferred shares of Holdings and of the Company and we fully amortized the remaining deferred financing costs in the amount of $436,000.

In connection with the issuance of the Senior Secured Notes on July 13, 2010, the Company incurred approximately $11.6 million in underwriting fees and direct costs that have been classified as deferred financing costs related to the issuance of the Senior Secured Notes, which are amortized to interest expense using the effective interest method over the term of the related debt.

During the year ended December 31, 2010 and the period from August 25, 2009 to December 31, 2009, we amortized approximately $700,000 (Successor) and $37,000 (Successor), respectively, in deferred financing costs which is recorded in interest expense. At December 31, 2010 and 2009, deferred financing costs had a balance of approximately $10.9 million and $489,000, respectively, and are included in other assets on the accompanying consolidated balance sheets.

Income Tax Expense (Benefit)

We account for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Foreign Currency Translation

Our foreign operations generally use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuations is recorded in accumulated other comprehensive loss as a currency translation adjustment.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses for foreign currency translation that, under generally accepted accounting principles, are excluded from net (loss) income.

The components of comprehensive income (loss) for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 are as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Net (loss) income	$(21,527)	$(8,441)	$(34,584)	$19,621
Other comprehensive loss:
Foreign currency translation, net of tax of $493	(740)	—	—	—

Total comprehensive (loss) income	$(22,267)	$(8,441)	$(34,584)	$19,621

The components of accumulated other comprehensive loss as of December 31, 2010 and 2009 are as follows:

	December 31,
($ in thousands)	2010	2009
Foreign currency translation, net of tax of $493	$(740)	$—

Accumulated other comprehensive loss	$(740)	$—

Revenue Recognition

Online revenue made up 97% (Successor), 94% (Successor), 94% (Predecessor), and 95% (Predecessor) of total revenues during the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008, respectively. Online advertising is the sale of advertising, sponsorships, hyperlinks, and lead generation within our Online

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Network through Bankrate.com, Interest.com, Bankaholic.com, Mortgage-calc.com, CreditCardGuide.com, Nationwidecardservices.com, Creditcardsearchengine.com, Feedisclosure.com, Insureme.com, Bankrate.com.cn (China), CreditCards.com, Creditcards.ca, Netquote.com, and CD.com. The print publishing and licensing business is primarily engaged in the sale of advertising in the Mortgage Guide and CD & Deposit Guide rate tables, newsletter subscriptions, and licensing of research information.

No single customer accounted for more than 10% of total revenue for the periods presented. No material revenues were generated outside of the United States. See Note 6.

Online Revenue

Our online revenue is primarily derived from three monetization methods: display advertising, hyperlink advertising and lead generation advertising. In general, the amount of advertising we sell is a function of a number of market conditions including (1) the number of visitors to our Online Network, (2) the number of ad pages we serve to those visitors, (3) the click-through rate of our visitors on hyperlinks, (4) the number of advertisements per page, (5) the rate at which visitors apply for financial product offerings, and (6) advertiser demand.

Display advertising on our Online Network consists primarily of leader boards, sponsorship banners, badges, islands, posters and skyscraper advertisements. These advertisements are sold to advertisers on a cost-per-thousand impressions (“CPM”) and to a lesser extent on a fixed-billed campaign basis. Display advertising sales are invoiced monthly at amounts based on specific contract terms predominantly based on the number of impressions actually delivered to the advertiser and to a lesser extent (less than 1.2% of total online revenue for all periods presented), on a contractual fixed bill basis. Revenue is recognized monthly based on the actual number of impressions delivered with any undelivered contracted billed impressions deferred on the Balance Sheet and recognized when impressions are delivered. We monitor fixed bill campaigns weekly and strive to match our fixed bill contracted impression terms to actual impressions delivered and make changes to our delivery schedule so that actual delivery and contracted impressions remain relatively consistent.

We also sell hyperlink advertising (interest rate table listings, credit card and insurance company listings) on our Online Network on a cost-per-click (“CPC”). Revenue is earned each time a visitor to our Online Network clicks on a rate table listing, net of invalid clicks. We also sell text links on our rate pages to advertisers on a CPC basis. Advertisers enter an auction bidding process on a third-party website for placement of their text link based on the amount they are willing to pay for each click-through to their website. We recognize revenue monthly for each text link based on the number of clicks, at the CPC contracted price.

Additionally, we sell lead generation advertising on a “per action” basis (i.e., a consumer application for a credit card, mortgage or insurance product) when a visitor to our Online Network completes an application for one of our advertisers’ products. Revenue is recognized monthly based on the number of actions reported by the advertiser, subject to our verification. We are also involved in revenue sharing arrangements with our online partners where the consumer uses co-branded sites hosted by us. Revenue is effectively allocated to each partner based on the revenue earned from each site. The allocated revenue is shared according to distribution agreements. Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of ASC 605-45, Revenue Recognition—Principal Agent Considerations.

We also generate revenue by delivering measurable online marketing results to our clients in the credit card and personal insurance verticals. These results are typically in the form of qualified leads or clicks, the outcomes

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

of customer prospects submitting requests on, or to be contacted regarding a quote of a personal insurance product or an application for a credit card. These qualified leads are generated from our marketing activities on our websites or on third party websites with whom we have relationships. For credit cards, clients primarily pay us for leads that they can convert into customers. For credit card issuers that pay on a per approved application basis, revenue is earned and recognized when a credit card application is approved for issuance. For customers that pay on a per application or per click-through basis, revenue is recognized at the moment such activity is completed. For personal insurance products, clients pay us on a per lead basis whether or not they convert into customers. Revenue is recognized from each lead at the time the consumer information is delivered to the insurance agent and the Company has no further obligation to the consumer or insurance agent. Our customers may apply for credits on leads that are invalid. Revenue is reduced by credits matched to the month the lead was delivered. Depending on the product, advertisers have between 5 and 10 days following month end to request credit for a lead purchased in the previous month, after which they can no longer request or be granted a credit. We partner with vertical content websites that attract Internet visitors from organic search engine rankings due to the quality and relevancy of their content to search engine users. With these partners, we have entered into revenue sharing arrangements based on the revenue earned from their leads. Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of ASC 605-45. In certain instances, customers prepay for our services and these unearned amounts are booked as deferred revenue and customer deposits.

Print Publishing and Licensing Revenue

Print publishing and licensing revenue represents advertising revenue from the sale of advertising in the Mortgage Guide and CD & Deposit Guide (formerly called Consumer Mortgage Guide) rate tables, newsletter subscriptions, and licensing of research information. We charge a commission for placement of the Mortgage Guide and CD & Deposit Guide in a print publication. Advertising revenue and commission income is recognized when the Mortgage Guide and CD & Deposit Guide run in the publication. Revenue from our newsletters is recognized ratably over the period of the subscription, which is generally up to one year. Revenue from the sale of research information is recognized ratably over the contract period.

We also earn fees from distributing editorial rate tables that are published in newspapers and magazines across the United States, from paid subscriptions to three newsletters, and from providing rate surveys to institutions and government agencies. In addition, we license research data under agreements that permit the use of rate information we develop to advertise the licensee’s products in print, radio, television, and website promotions. Revenue for these products is recognized ratably over the contract/subscription periods.

Marketing Expenses

Marketing costs represent expenses associated with expanding brand awareness of our products and services to consumers and include key word (pay-per-performance) campaigns on Internet search engines, print and Internet advertising, marketing and promotion costs. Marketing costs are expensed as incurred. During the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 we incurred approximately $19.2 million (Successor), $2.4 million (Successor), $4.3 million (Predecessor), and $9.4 million (Predecessor), respectively, in direct advertising expense.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Segment Reporting

Through the three months ended September 30, 2008, the Predecessor operated in two reportable business segments: online publishing, and print publishing and licensing. The online publishing segment was primarily engaged in the sale of advertising, sponsorships, leads and hyperlinks, and the print publishing and licensing segment is primarily engaged in the sale of advertising in the Mortgage Guide and CD & Deposit Guide rate tables, newsletter subscriptions, and licensing of research information. Prior to certain acquisitions in 2007 and 2008, the print publishing and licensing business represented as much as 20% of consolidated revenue. Subsequent to that time, the Predecessor acquired six online businesses that significantly increased our online revenue by enhancing our existing product lines as well as adding lead generating businesses in the credit card and insurance product lines. Print publishing and licensing revenue dropped to under 5% of consolidated revenue for the three months ended December 31, 2008.

Since that time the Predecessor and the Successor have operated in one reportable business segment. We made certain changes in our organizational structure. We evaluate the operating performance of our business as a whole. Our chief operating decision maker (i.e., chief executive officer) reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by type for purposes of allocating resources and evaluating financial performance. There are no business unit managers who are held accountable by our chief operating decision maker, or anyone else, for operations, operating results, budgeting and strategic planning for levels or components below the consolidated unit level.

Fair Value Measurement

The carrying amounts of cash, accounts receivable, accrued interest, note payable to Parent and accounts payable approximate estimated fair value. The U.S. Treasury securities are measured using quoted market prices available on active markets. In measuring the fair value of the Senior Secured Notes, the Company used market information. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

The following table presents estimated fair value, and related carrying amounts, as of December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009
($ in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$114,754	$114,754	$77,642	$77,642
Accounts receivable	42,731	42,731	13,394	13,394

Financial liabilities:
Note payable to Parent	$—	$—	$222,011	$222,011
Senior secured notes	297,417	331,500	—	—
Accrued interest	16,393	16,393	11,081	11,081

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Significant Accounting Policies Applicable Only to Predecessor

Stock Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The valuation provisions of ASC 718 apply to new grants and to grants that were outstanding as of the effective date of ASC 718 and are subsequently modified. See Note 3 for further information regarding our share-based compensation assumptions and expense.

New Accounting Pronouncements

Recently Adopted Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements. The Company does not expect the adoption of the standard relative to Level 3 investments to have a material impact on the Company’s consolidated financial statements.

Recently Issued Pronouncements, Not Adopted as of December 31, 2010

In October 2009, the FASB issued ASU 2009-13 (an update to ASC 605-25), Revenue Recognition: Multiple-Element Arrangements, which is effective for annual periods beginning on or after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, ASU 2009-13 permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. The Company is in the process of evaluating the impact, if any, that the adoption of ASU 2009-13 will have on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (ASC Topic 805, “Business Combinations”). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, however, the Company is currently following this guidance.

Note 3—Stock Based Compensation

Stock Options

All stock options outstanding as of August 24, 2009 were settled in the Holdings’ acquisition of the Company and none have been issued subsequent to that date.

Prior to the Acquisition, the Company maintained a stock option program. Our stock option program was a long-term retention program that was intended to attract, retain and provide incentives for directors, officers and employees in the form of incentive and non-qualified stock options and restricted stock. Until June 17, 2008, when our stockholders approved the 2008 Equity Compensation Plan (the “2008 Plan”), we granted stock options from the Second Amended and Restated 1999 Equity Compensation Plan (the “1999 Plan”) and the 1997 Equity Compensation Plan (the “1997 Plan”). The 1997 Plan terminated in 2007, the 1999 Plan terminated in March 2009, and the 2008 Plan was terminated when all options were settled effective with the acquisition of the Company as described in Note 11.

Restricted Stock

In April 2007, we awarded 200,000 shares of restricted common stock to seven executive officers. The awards have an eight-year term and only vest if, at any point during the term of the award, the closing price of our stock is at or above the following specific thresholds for ninety consecutive days; $44.00—25% of award shares vest; $50.00—33% of award shares vest; $56.00—remaining 42% of award shares vest. Once the specific threshold has been satisfied, the applicable percentage of award shares vest as follows; one-third upon satisfying the incremental threshold; one-third on the first anniversary of satisfying the incremental threshold; and the remaining one-third on the second anniversary of satisfying the incremental threshold. The awards also vest on a change in control provided certain conditions are met. We valued the awards using a Monte Carlo simulation model that used the following assumptions: volatility factor—61.8% based on a weighted average of historical stock price volatility and implied volatility in market traded options; risk-free interest rate—4.73% on U.S. Treasury constant maturity issues having remaining terms similar to the expected term of the awards; and the dividend yield is 0%. The weighted average grant date fair value was $35.59 and the weighted average expected time to vest as of grant date was 2.37 years.

In April 2008, all seven restricted stock award agreements were amended to provide for vesting of 40,000 shares as follows: 10,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied or (ii) April 30, 2009; 13,200 shares upon the earlier of (i) the date on which the $50 threshold is satisfied or (ii) April 30, 2009; and 16,800 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2009. The incremental stock based compensation expense related to the modification was approximately $91,000.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

In August 2008, a restricted stock award agreement for 25,000 shares was amended pursuant to the terms of a Severance and General Release Agreement (the “Agreement”) for one of the executive officers. The Agreement provided for post-termination vesting of 5,000 shares on April 30, 2009. The grant date fair value of the 20,000 shares forfeited was approximately $712,000. Approximately $158,000 of compensation expense was recorded related to the modification and approximately $307,000 of previously recognized compensation expense was reversed.

In February 2009, all six restricted stock award agreements were again amended to provide for vesting of the remaining 140,000 shares as follows: 35,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied or (ii) April 30, 2009; 35,000 shares upon the earlier of (i) the date on which the $50 threshold is satisfied or (ii) April 30, 2010; 35,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied or (ii) April 30, 2011; and 35,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied or (ii) April 30, 2012. The incremental stock based compensation expense related to the modification was $776,000, which was recorded during the period from January 1, 2009 to August 24, 2009.

Also in February 2009, we awarded 110,000 shares of restricted common stock to three executive officers. The awards have a 7-year term and vest as follows: 29,792 shares on April 30, 2010; 27,500 shares on April 30, 2011; 27,500 shares on April 30, 2012; and 25,208 shares on April 30, 2013. The awards also vest on a change in control provided certain conditions are met. We valued these awards at $27.75, the grant date fair value and the weighted average expected time to vest was 2.31 years. We also awarded 17,499 shares of restricted common stock to seven executive officers. The awards have a 7-year term and vest as follows: 6,319 shares on February 11, 2010; 5,833 shares on February 11, 2011; and 5,347 shares on February 11, 2012. The awards also vest on a change in control provided certain conditions are met. We valued these awards at $27.75, the grant date fair value and the weighted average expected time to vest was 1.81 years.

In accordance with the amendments to the restricted stock agreements described above, 70,000 shares vested on April 30, 2009 (excluding the 5,000 shares that vested pursuant to the Agreement described above). Since the vesting date was within a Blackout Period, as defined, in the Bankrate, Inc. Insider Trading Policy, the shares were distributed, and tax withholdings were calculated, on May 12, 2009. We withheld 23,982 shares to cover tax withholdings and issued 46,018 shares to the executive officers.

On July 15, 2009, we awarded 30,000 shares of restricted stock to an executive officer. The award has a 7-year term and vests as follows: 7,500 shares on July 15, 2010; 7,500 shares on July 15, 2011; 7,500 shares on July 15, 2012; and 7,500 shares on July 15, 2013. The awards also vests on a change in control provided certain conditions are met. We valued this award at $24.96, the grant date fair value, and the weighted average expected time to vest was 2.5 years.

Stock based compensation expense was approximately $2.4 million and $2.8 million for the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively, related to the restricted stock awards. There was no share-based compensation expense during the year ended December 31, 2010 and for the period from August 25, 2009 to December 31, 2009.

Effective with the Acquisition of the Company, as described in Note 11, all the restricted stock shares were settled in cash.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Stock Based Compensation

We use the Black-Scholes option pricing model to determine the fair value of our stock options. The determination of the fair value of the awards on the date of grant using an option-pricing model is affected by the price of our common stock, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, expected dividends and the estimated forfeiture rate.

We estimated the expected term of outstanding stock options by taking the average of the vesting term and the contractual term of the option, as illustrated in ASC 718, Compensation—Stock Compensation. We use the simplified method to estimate the expected term for employee stock option grants as adequate historical experience is not available to provide a reasonable estimate. We will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. We estimated the volatility of our common stock by using a weighted average of historical stock price volatility and implied volatility in market traded options in accordance with ASC 718. The decision to use a weighted average volatility factor was based upon the relatively short period of availability of data on actively traded options on our common stock, and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We based the risk-free interest rate used in the option pricing model on U.S. Treasury constant maturity issues having remaining terms similar to the expected terms of the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

The following table provides the weighted average fair value of the stock options granted using the Black-Scholes option pricing model together with a description of the weighted average assumptions used to calculate the fair value.

	Predecessor
	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Weighted Average Assumptions:
Weighted average grant date fair value	$16.90	$25.54
Expected volatility	58%	58%
Risk free rate	1.7%	2.9%
Expected lives	4.2 years	4.99 years
Expected dividend yield	0%	0%

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The stock based compensation expense for stock options and restricted stock awards recognized in our consolidated statements of income was as follows:

	Predecessor
($ in thousands)	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Cost of revenue:	$2,958	$1,963
Operating expenses:
Sales	5,540	2,206
Marketing	890	760
Product development	948	1,068
General and administrative	12,178	7,420

Total share-based compensation expense	$22,514	$13,417

Included in stock based compensation expenses for the period from January 1, 2009 to August 24, 2009 is $16.3 million due to the recognition of unamortized compensation costs as the acquisition of the Company triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of the vesting.

Pursuant to the income tax provisions of ASC 718, we follow the “long-haul method” of computing our hypothetical additional paid-in capital, or APIC, pool. The total fair value of stock options that vested during the period from January 1 to August 24, 2009 and in the year ended December 31, 2008, was approximately $8.0 million (Predecessor) and $8.0 million (Predecessor), respectively, excluding the impact of the vesting acceleration at the time of the Acquisition.

Stock option activity was as follows:

	Number of Shares	Price Per Share	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance, December 31, 2007	2,384,684	$0.85 - $47.47	$19.61
Granted	687,500	38.90 - 53.68	49.04
Exercised	(105,592)	0.85 - 38.43	18.91
Forfeited	(122,982)	14.96 - 53.68	47.87
Expired	—	—	—

Balance, December 31, 2008	2,843,610	$0.85 - $53.68	$25.52
Granted	67,500	26.61 - 38.93	36.61
Exercised	(133,291)	0.85 - 27.26	17.18
Forfeited	(237,264)	18.44 - 53.68	51.73
Expired	—	—	—

Balance, August 24, 2009	2,540,555	$0.85 - $53.68	$23.80
Granted	—	—	—
Exercised	(1,326,803)	0.85 - 27.26	9.01
Forfeited	(1,213,752)	28.91 - 53.68	33.86
Expired	—	—	—

Balance, December 31, 2009	—		$—	$—

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The aggregate intrinsic value of stock options exercised during the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008, was approximately $25.9 million (Successor), $1.6 million (Predecessor) and $2.3 million (Predecessor), respectively.

Effective with the Acquisition of the Company as described in Note 11, all outstanding “in-the-money” stock options were settled with cash, and all outstanding “out-of-money” stock options were cancelled.

Note 4—Financial Statement Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
($ in thousands)	2010	2009
Prepaid income taxes	$311	$25,623
Other	4,246	3,047

	$4,557	$28,670

Allowance for Doubtful Accounts

Allowance for doubtful accounts activity consisted of the following:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Balance, beginning of period	$129	$—	$1,566	$2,290
Provision	776	126	540	1,225
Write-offs	(12)	—	(683)	(1,961)
Recoveries	50	3	24	12

Balance, end of period	$943	$129	$1,447	$1,566

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consisted of the following:

	December 31,
	2010	2009
($ in thousands)
Furniture and fixtures	$493	$283
Computers and software	7,471	2,403
Equipment	166	152
Leasehold improvements	988	161

	9,118	2,999
Less accumulated depreciation	(2,797)	(330)

	$6,321	$2,669

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Depreciation expense was approximately $2.5 million (Successor), $330,000 (Successor), $1.4 million (Predecessor) and $1.2 million (Predecessor), for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively.

The net book value of equipment recorded under capital leases was approximately $102,000 and $112,000 at December 31, 2010 and 2009, respectively.

Intangible Assets

Intangible assets consisted of the following at December 31, 2010:

($ in thousands)	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period Years
Trademarks and URLs	$178,823	$(8,289)	$170,534	20.6
Customer relationships	202,390	(21,728)	180,662	8.8
Agent/vendor relationships	10,490	(8,944)	1,546	1.5
Developed technologies	16,100	(3,097)	13,003	4.7

	$407,803	$(42,058)	$365,745	13.6

Intangible assets consisted of the following at December 31, 2009:

				Weighted Average
		Accumulated		Amortization Period
($ in thousands)	Cost	Amortization	Net	Years
Trademarks and URLs	$99,131	$(1,528)	$97,603	23.0
Customer relationships	115,200	(4,521)	110,679	9.1
Affiliate network relationships	10,400	(2,875)	7,525	1.4
Developed technologies	9,100	(535)	8,565	6.0

	$233,831	$(9,459)	$224,372	14.5

Amortization expense was approximately $32.7 million (Successor), $9.5 million (Successor), $6.9 million (Predecessor) and $8.0 million (Predecessor), for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively.

Future amortization expense as of December 31, 2010 is expected to be:

($ in thousands)	Amortization Expense
Year Ending December 31,
2011	$37,683
2012	36,227
2013	35,181
2014	33,894
2015	33,356
Thereafter	189,404

Total expected amortization expense of intangible assets	$365,745

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Goodwill

Goodwill activity consisted of the following:

($ in thousands)	Successor
Balance, December 31, 2009	$349,749
Acquisition of Bargaineering.com	290
Acquisition of InsuranceQuotes.com	65
Acquisition of Netquote Holdings, Inc.	133,184
Acquisition of Creditcards.com, Inc.	75,795
Acquisition of InfoTrak	285
Disposal of Savingforcollege.com	(200)

Balance, December 31, 2010	$559,168

In association with the sale of Savingforcollege.com during the year ended December 31, 2010 (Successor), we wrote off $200,000 of goodwill that was attributable to Savingforcollege.com. There were no changes in the carrying amount of goodwill during the Successor period of August 25, 2009 through December 31, 2009 and a $30,000 increase in the carrying value of goodwill ($101,856,000 to $101,886,000) during the Predecessor period of January 1, 2009 through August 24, 2009.

Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
($ in thousands)	2010	2009
Accrued payroll and related benefits	$6,743	$998
Accrued vacation	675	588
Sales commissions	424	424
Marketing	2,210	435
Due to distribution partners	1,286	1,169
Advisory fees—related parties	—	1,390
Professional fees	590	292
Deferred rent	607	637
Legal fees	961	532
Transaction related costs	824	—
Restructuring expenses	369	—
Franchise taxes	336	—
Legal settlements	—	2,000
Income taxes	995	—
Other	1,123	458

	$17,143	$8,923

The increase in accrued payroll and related benefits is due to bonuses accrued under the Management Incentive Plan during 2010.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 5—Income Taxes

Income (loss) before income taxes includes losses from foreign operations of approximately $1.3 million (Successor), $324,000 (Successor), $554,000 (Predecessor), and $712,000 (Predecessor) for the year ended December 31, 2010, the period August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively. The components of the income tax expense (benefit) are as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Current:
Federal	$3,641	$(3,006)	$(12,539)	$15,179
State	152	(1,042)	(2,599)	3,544

Total current	3,793	(4,048)	(15,138)	18,723

Deferred:
Federal	(6,811)	(1,349)	9,996	(3,284)
State	(750)	(109)	1,108	(455)
Foreign	—	(114)	(188)	59

Total deferred	(7,561)	(1,572)	10,916	(3,680)

Total income tax expense (benefit)	$(3,768)	$(5,620)	$(4,222)	$15,043

The difference between income tax expense (benefit) computed at the statutory rate and the reported income tax expense (benefit) is as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Income taxes at statutory rate	$(8,853)	$(4,922)	$(13,582)	$12,133
State income taxes, net of federal benefit	(746)	(678)	(1,157)	2,068
Stock compensation	—	—	405	—
ISO conversion	—	—	(797)	—
Non deductible items related to acquisition	2,082	13	6,418	945
Uncertain tax positions	986	—	4,779	—
Non-deductible dividend	2,796	—	—	—
Change in deferred asset effective rate and other	(33)	(33)	(288)	(103)

Total income tax expense (benefit)	$(3,768)	$(5,620)	$(4,222)	$15,043

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following:

	December 31,
($ in thousands)	2010	2009
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$367	$50
Accrued expenses	477	345
Prepaid expenses	(324)	(106)
Net operating loss carryforwards	13,183	634
Accrued contingencies	2,623	6,820

Total current deferred tax assets	16,326	7,743
Intangibles acquired	(94,308)	(61,147)
Depreciation and amortization	13,003	5,731

Total non-current deferred tax liabilities	(81,305)	(55,416)

Net deferred tax liabilities	$(64,979)	$(47,673)

Total deferred tax assets and total deferred tax liabilities components of net deferred tax liabilities are as follows:

	December 31,
($ in thousands)	2010	2009
Deferred tax assets:
Total current assets	$16,650	$7,849
Total noncurrent assets	13,003	5,731

Valuation allowance	—	—

	29,653	13,580

Deferred tax liabilities:
Total current deferred liabilities	(324)	(106)
Total noncurrent deferred liabilities	(94,308)	(61,147)

	(94,632)	(61,253)

Total net deferred tax liabilities	$(64,979)	$(47,673)

As required by ASC 740, Income Taxes, we recognize deferred tax assets on the balance sheet if it is more likely than not that they will be realized on future tax returns. The factors used to assess the likelihood of realization are the reversing impact of our deferred tax liabilities, our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Management believes it is more likely than not that we will realize the benefits of our net deferred tax assets, and thus no valuation allowance was recorded at December 31, 2010. As of December 31, 2009 and December 31, 2010, we had net operating loss carry forwards of $0 and $30.8 million, respectively, for federal income tax purposes, and we had net operating loss carry forwards of $44.3 million and $67.0 million, respectively, for state income tax purposes. These carry forwards will begin to expire in 2025. Certain net operating loss carry forwards are subject to the limitations of the IRC Section 382.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

As required by ASC 740, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. During the year ended December 31, 2010 and the period from January 1, 2009 to August 24, 2009, we recorded a $794,000 (Successor) and $4.8 million (Predecessor) liability for unrecognized tax benefits in connection with the acquisition of NetQuote and CreditCards in 2010 and the Acquisition as described in Note 11. As of December 31, 2010 and 2009, our liability, including interest and penalties, for unrecognized tax benefits was $5.8 million and $4.8 million. Our total net unrecognized tax benefits are classified as other liabilities in the consolidated balance sheet.

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009
Unrecognized tax benefits, beginning balance	$4,779	$4,779	$—
Gross increases—current year tax positions	794	—	4,779

Unrecognized tax benefits, ending balance	$5,573	$4,779	$4,779

We are subject to income taxes in the U.S. federal jurisdiction, various state, and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007. On June 18, 2010, the Internal Revenue Service (“IRS”) notified us of an examination into the 2009 tax year. The IRS is currently in its data collection stage. We cannot presently estimate the outcome of this examination.

We recognize interest and penalties (if any) on uncertain tax positions as a component of income tax expense. Interest and penalties recognized on uncertain tax positions during the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, were $192,000 (Successor) , $0 (Successor) and $0 (Predecessor), respectively.

Note 6—Geographic Data and Concentration

No single country outside of the U.S. accounted for more than 10% of revenue during the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008. There was no single customer that accounted for more than 10% of net sales during the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008; however, two customers’ accounts receivable balances each constituted more than 10% of the accounts receivable balance at December 31, 2010.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Revenue and long-lived assets related to the U.S. and international operations and revenue by type for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, are as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from August 25 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Revenue:
U.S.	$217,220	$43,795	$87,611	$166,832
International	3,378	42	35	23

	$220,598	$43,837	$87,646	$166,855

Long lived assets:
U.S.	$927,354	$576,519	$184,909	$187,461
International	3,880	271	268	263

Balance, end of period	$931,234	$576,790	$185,177	$187,724

Revenue:
Online	$213,579	$41,369	$82,618	$158,053
Print	7,019	2,468	5,028	8,802

	$220,598	$43,837	$87,646	$166,855

Note 7—Restructuring Charges

During the year ended December 31, 2010, the Company terminated 81 employees to achieve cost synergies as a result of the acquisitions of NetQuote and CreditCards. We have exited two building facilities. In accordance with ASC 420, Exit or Disposal Cost Obligations, generally “a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred.” Accordingly, during 2010, we recorded $3.3 million (Successor) in expense for severance-related costs for terminated employees and other associated costs that are included in restructuring charges of the accompanying consolidated statement of operations and paid $2.9 million during the year ended December 31, 2010. We expect to pay the remaining $369,000 of restructuring obligations during 2011. The restructuring charge and their utilization are summarized as follows:

($ in thousands)	Liability Balance at Beginning of Period	Restructuring Charges	Utilized	Liability Balance at End of Period
Balance at December 31, 2009	$—	$—	$—	$—
One-time termination benefits	—	2,760	(2,431)	329
Other associated costs	—	528	(488)	40

Balance at December 31, 2010	$—	$3,288	$(2,919)	$369

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 8—Commitments and Contingencies

Legal Proceedings

Lower Fees, Inc. Litigation

On or about November 20, 2008, Lower Fees (“LF”) filed in the Circuit Court in and for Palm Beach County, Florida a civil action against Bankrate, Bankrate’s Chief Executive Officer and Chief Financial Officer (the “Amended LF Complaint”). The complaint was designated as an “amended complaint,” even though a complaint had not been served on us previously. The one-count Amended LF Complaint alleged “fraud in the inducement” by the defendants in respect of Bankrate having entered into an asset purchase agreement with LF dated February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Bankrate purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the agreement. The Amended Complaint was for an unspecified monetary relief.

On December 15, 2008, Bankrate filed a motion to dismiss the Amended Complaint because we believed the material allegations of the complaint were baseless and failed to state a cause of action. Following a court hearing on March 23, 2009, the court dismissed the Amended Complaint, and allowed LF 30 days within which to file a second amended complaint.

LF filed a second amended complaint on April 22, 2009 (the “Second Amended LF Complaint”) listing Bankrate and Bankrate’s Chief Executive Officer as defendants. The Second Amended LF Complaint contained only one count that alleged “fraud in the inducement” by the defendants in respect of Bankrate having entered into the Asset Purchase Agreement. LF sought rescission as its only remedy. In response, Bankrate filed a motion to dismiss the Second Amended LF Complaint, which the Court granted on October 9, 2009. As part of its order granting Bankrate’s motion to dismiss, the Court allowed LF 30 days within which to file a third amended complaint.

LF filed a third amended complaint on November 6, 2009, listing us and our Chief Executive as defendants. The third amended complaint contained only one count that again alleged “fraud in the inducement” by the defendants in respect of us having entered into the Asset Purchase Agreement. In response, we filed a motion to dismiss the third amended complaint, which the Court granted on March 23, 2010, dismissing the third amended complaint with prejudice. On or about April 21, 2010, LF filed a notice of appeal of the Court’s March 23 order (the “Appeal”).

Then, on April 30, 2010, LF sent a letter to us (the “Letter”) allegedly asking for indemnification under Paragraph 6.3 of the Asset Purchase Agreement for the same alleged “misrepresentations” it had alleged in its prior complaints in the civil action. The amount the Letter claims LF will incur as losses is $8.2 million. The Letter also asks for payment of $900,000 and $180,000 to Michael Kratzer, one of the owners of LF, in respect of his former employment with us. On May 14, 2010, we responded to the Letter denying the allegations in full. On June 30, 2010, LF filed its Initial Brief on appeal. We have filed our Answer Brief, LF has filed its Reply Brief, and the case is awaiting decision by the appellate court. We will continue to vigorously defend the Appeal and the requests of the Letter. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

BanxCorp Litigation

On or about July 20, 2007, BanxCorp, an online publisher of rate information provided by financial institutions with respect to various financial products, filed suit against Bankrate in the United States District Court for the District of New Jersey alleging violations of Federal and New Jersey State antitrust laws, including the Sherman Act and the Clayton Act (the “Complaint”). In the Complaint, BanxCorp seeks injunctive relief, treble damages in an unspecified amount, and attorneys’ fees and costs. BanxCorp alleges that it has been injured as a result of monopolistic and otherwise anticompetitive conduct on the part of Bankrate. Specifically, BanxCorp alleges that Bankrate has engaged in illegal predatory pricing, vendor lock-in, exclusionary product and distribution bundling and tie-in arrangements, anticompetitive acquisitions and market division agreements.

On October 19, 2007, Bankrate filed a motion to dismiss the Complaint for failure to state a claim, That motion to dismiss has been fully briefed and was submitted to the Court on January 25, 2008. On July 7, 2008, the Court issued an opinion in which it found that the complaint failed to state claims under the Sherman Act, but denied the motion to dismiss and directed the plaintiff to file an amended complaint providing greater detail regarding the Sherman Act claims and certain other claims. On August 21, 2008, the plaintiff filed a first amended complaint (the “First Amended BanxCorp Complaint”). In the First Amended BanxCorp Complaint, the plaintiff added new causes of action under the Sherman Act, including a cause of action alleging that Bankrate conspired with some 90 online media outlets to fix prices in connection with the publication of bank rate tables. Bankrate moved to dismiss the First Amended BanxCorp Complaint. While that motion was pending, on October 31, 2008 the plaintiff withdrew the First Amended BanxCorp Complaint and filed a second amended complaint (the “Second Amended BanxCorp Complaint”), in which it alleges violations of the Sherman Act, the Clayton Act, and New Jersey State antitrust laws based on the allegations described above.

Bankrate moved to dismiss the Second BanxCorp Amended Complaint. In an opinion dated September 14, 2009, the Court identified deficiencies in the Second Amended Complaint and directed the plaintiff to file a third amended complaint (the “Third Amended BanxCorp Complaint”) curing those deficiencies. On October 15, 2009. the plaintiff filed the Third Amended Complaint. On November 13, 2009, Bankrate moved to dismiss the Third Amended Complaint for failure to state a claim. By Order dated July 13, 2010, the Court denied Bankrate’s motion, and directed the parties to conduct discovery. Bankrate believes the claims set forth in the Third Amended Complaint are without merit and intends to defend against them vigorously. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Variant Litigation

On April 23, 2009, a lawsuit was filed against Bankrate claiming that Bankrate’s website infringed United States Patent No. 7,379,900. The suit was filed by Variant, Inc., the alleged exclusive licensee of the patent, and styled Variant, Inc. v. Flexsol Packaging Corp., et al., in the United States District Court for the Eastern District of Texas (Tyler Division). Bankrate took discovery in the case and based on that discovery, filed a summary judgment motion for invalidity of the patent and a brief to construe the patent claims in a way that demonstrated our non-infringement. All claims and counterclaims in the case between Variant, Inc. and Bankrate, Inc. were dismissed with prejudice. The case was settled for $25,000 and dismissed with prejudice on April 2, 2010.

Bankrate Shareholder Litigations

On July 22, 2009, Apax Partners, L.P. announced that funds advised by certain of its affiliates would acquire Bankrate, Inc. for approximately $576 million (the “Acquisition”). Four complaints challenging the

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Acquisition were filed. The first three complaints were filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida. The first, Pfeffer v. Evans et al., was filed against Ben Holdings, Inc. and Ben Merger Sub, Inc. (the Apax-affiliated entities created to facilitate the Acquisition), Bankrate, and Bankrate’s directors. The second, captioned KBC Asset Management v. Bankrate, Inc., et al., was filed against Apax, Ben Holdings, Ben Merger Sub, and Bankrate’s directors. The third, captioned Bloch v. Bankrate, Inc. et al., was filed against Bankrate and its directors only. A fourth complaint, Novick v. Bankrate, Inc., et al., was filed in the United States District Court for the Southern District of Florida against Bankrate, its directors, Apax, Ben Holdings, and Ben Merger Sub.

These lawsuits alleged that, in connection with the Acquisition, Bankrate’s directors breached fiduciary duties owed to Bankrate’s shareholders, and to the extent that Apax, Ben Holdings, or Ben Merger Sub were named as defendants, that they aided and abetted in such alleged breach of the directors’ fiduciary duties. The basic allegations at issue were, inter alia, that (1) the process by which Bankrate entered into a proposed transaction with Apax was flawed and did not maximize Bankrate shareholder value, and (2) the consideration to be paid to Bankrate’s shareholders in connection with the Acquisition was inadequate.

The three state lawsuits were consolidated before Judge Thomas H. Barkdull and, after a period of discovery, plaintiffs moved for a preliminary injunction, only to withdraw that motion two days prior to the scheduled hearing date. On September 29, 2009, the parties involved in the lawsuits entered into a settlement in principle that was later memorialized in a memorandum of understanding. That settlement involved mutual releases and settlement of any claims arising out of the Acquisition, with the exception of appraisal claims. On April 16, 2010, Judge Barkdull signed an order preliminarily approving the settlement.

On September 22, 2010, Coatue Affiliates (“Coatue”) filed the sole objection to the proposed settlement. Bankrate filed an opposition to Coatue’s objection on October 18, 2010. On October 25, 2010, a settlement hearing was held before Judge Barkdull. At the hearing, Judge Barkdull approved the settlement (the “Settlement”) while simultaneously allowing Coatue to opt out of the Settlement. On November 8, 2010, Judge Barkdull issued a written order (the “Order”), certifying the action as a mandatory, non-opt-out class action and awarding plaintiffs’ counsel attorneys’ fees and expenses in the amount of $2.0 million, that was paid on December 8, 2010. Judge Barkdull’s approval of the Settlement forever released any and all claims, known or unknown, against Bankrate and Apax, and, among others, any of their present or former affiliates, parents, subsidiaries, general partners, limited partners, partnerships, and their respective officers, directors, managing directors, employees, and agents, related to the Acquisition. Judge Barkdull, however, ruled that Coatue was not a member of the class, and the Settlement and the Order should not, in any way, affect the rights or claims of Coatue in the appraisal action then-pending in Palm Beach County Circuit Court. No appeal was taken. Our director and officer insurance reimbursed us for $1.5 million during February 2011. The $2.0 million settlement was accrued in the period from August 25, 2009 to December 31, 2009. The $1.5 million insurance amount was recorded as an other asset at December 31, 2009 and offset the charge to acquisition related expenses and related party fees for the period from August 25, 2009 to December 31, 2009.

Bankrate Appraisal Litigation

On December 28, 2009, Bankrate initiated an appraisal lawsuit pursuant to the requirements of Florida statutory law against several former shareholders of the publicly traded common stock of Bankrate, who had sought to obtain a judicial appraisal of the value of that stock as of the time immediately prior to the completion of the acquisition of Bankrate by funds advised by affiliates of Apax Partners, L.P. (the “Acquisition”). As

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

required by Florida law, in lieu of accepting the offer price of $28.50 per outstanding share of Bankrate common stock following the Acquisition, Bankrate’s shareholders had the option of seeking a judicial appraisal of their shares. The holders of 2,136,586 such shares (approximately 11% of all shares outstanding before the Acquisition) exercised this option. Bankrate brought suit to provide a single forum for a judicial determination of the value of these dissenting shares (the “Action”).

On February 18, 2010, the Coatue Affiliates (“Coatue”), defendants in the Action, served their first set of interrogatories and first request for production on Bankrate. On March 2, 2010, Bankrate served its first interrogatories and request for production on all defendants in the Action. On March 3, 2010, the Glazer defendants (the “Glazer Defendants”) served their first request for production on Bankrate. On April 5, 2010, defendant Binqiang Shi served his responses to Bankrate’s discovery requests. Bankrate responded to Coatue’s discovery requests on May 21, 2010 providing Coatue with responses and objections to the interrogatories and request production. Both the Glazer Defendants and all Coatue Affiliates except one responded to Bankrate’s discovery requests on June 3, 2010, providing Bankrate with responses and objections to their interrogatories and request for production. Bankrate responded to the Glazer Defendants’ discovery requests on June 4, 2010, providing the Glazer Defendants with responses and objections to their request for production. Finally, on June 8, 2010, the final Coatue Affiliate, the Coat Cayman Fund Ltd., served its requests and objections of Bankrate’s discovery requests.

On September 15, 2010, Coatue filed an amended answer and counterclaims. In Coatue’s counterclaims, they alleged breach of fiduciary duty claims against both Bankrate and its CEO, Thomas Evans. Bankrate and Evans responded to the counterclaims by filing a motion to dismiss on September 22, 2010. On October 8, 2010, Judge Barkdull held a hearing on the motion to dismiss and, on October 19, 2010, Judge Barkdull dismissed Coatue’s counterclaims without prejudice.

On September 20, 2010, the Glazer Defendants resolved and settled all claims with Bankrate. As per the settlement agreement, Bankrate paid $5.7 million at the original $28.50 per share transaction price plus $141,000, which represents certain reimbursement for certain expenses and $368,000 in accrued interest under Florida’s statutory rate. The Glazer Defendants were dropped from the Action with prejudice on October 21, 2010. See Note 14 for further information regarding legal proceedings.

At December 31, 2010, we have approximately $56.7 million in payable to these dissenting shareholders and accrued interest of approximately $4.6 million at the Florida statutory rate of 6%. Interest expense was approximately $3.6 million (Successor) and $1.3 million (Successor) during the year ended December 31, 2010 and the period August 25, 2009 to December 31, 2009, respectively. Interest expense compounds annually and is included as a component of interest expense in the accompanying consolidated statement of operations.

Mortgage Grader Lawsuit

In October 2010, an action was commenced in the United States District Court for the Central District of California entitled Mortgage Grader, Inc. v. Lenderfi, Inc., et al., in which Bankrate is one of eleven defendants. The complaint alleges that the plaintiff is the owner of a patent relating to “a computer- implemented system for enabling borrowers to anonymously shop for loan packages offered by a plurality of lenders” and that the patent is being infringed by each of the defendants.

Bankrate has Answered the Complaint and asserted Counterclaims alleging that the patent in question should be invalidated. An initial investigation on the merits of the action has been undertaken and the Company denies any liability. Settlement discussions have been initiated between the parties and are on-going. At this time, it is not possible to predict the outcome of this matter.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Leases

We lease office space in certain cities in the United States, United Kingdom and in Beijing, China. These leases are accounted for as operating leases. Total rent expense for the year ended December 31, 2010, the period from August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively amounted to approximately $2.4 million (Successor), $0.8 million (Successor), $1.4 million (Predecessor), and $2.0 million (Predecessor), respectively.

We recognize rent expense for operating leases with periods of free rent, step rent provisions and escalation clauses on a straight-line basis over the applicable lease term. We consider lease renewals in the useful life of our leasehold improvements when such renewals are reasonably assured. We take these provisions into account when calculating minimum aggregate rental commitments under non-cancelable operating leases. Future minimum lease payments under non-cancelable operating and capital leases and having initial lease terms in excess of one year as of December 31, 2010 were:

($ in thousands)	Operating Leases	Capital Leases
Year Ending December 31,
2011	$2,289	$36
2012	2,279	36
2013	2,089	36
2014	1,331	30
2015	1,373	—
Thereafter through 2017	1,057	—

Total minimum lease payments	$10,418	$138

Less: Interest		23

Present value of minimum capital lease payments		115
Obligations under capital leases, current		25

Obligations under capital leases, noncurrent		$90

Other Commitments

We have executed employment agreements with 14 key executives, including Bankrate’s President and Chief Executive Officer. Three of the executives’ employment contracts were modified as a result of the Acquisition. Each employment agreement provides for a minimum annual base salary, an annual bonus contingent on our achieving certain performance criteria, and severance provisions ranging from three months to one year’s annual base salary. Under the terms of the employment agreements, the individuals are entitled to receive minimum annual base salaries of $2.8 million in the aggregate.

Note 9—Notes payable to Related Parties and Equity Transactions

At December 31, 2009, long-term debt consisted of $222 million of an inter-company note payable to Holdings (“Intercompany Note”). The Intercompany Note had a maturity date of August 24, 2014. Interest on the Intercompany Note accrued daily on the outstanding principal amount at 14.15% and was payable semi-annually on June 30 and December 31 in cash interest, payment-in-kind (“PIK”) interest (which is added to the loan

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

principal balance) or in any combination of cash interest of PIK interest, at the option of the Company. Interest expense was approximately $17.4 million (Successor) and $11.1 million (Successor) during the year ended December 31, 2010 and the period from August 25, 2009 to December 31, 2009, respectively.

In addition, Holdings had a long-term debt of $222 million to the equity owners of Ben Holding S.à r.l., the majority owner of Holdings, and certain members of the Company’s management, which was borrowed to provide funding for the Acquisition (“Shareholder Notes”). The notes payable to the Apax Funds were issued on August 24, 2009, and the notes payable to certain senior executives and former board members of Bankrate were issued on September 25, 2009. The Shareholder Notes had maturity dates of August 24, 2014. Interest on the Shareholder Notes accrued daily on the outstanding principal amount at 11.75% and are payable semi-annually on June 30 and December 31 in cash. Additional interest on these notes accrued daily on the outstanding principal amount at 2.25% and was payable semi-annually on June 30 and December 31 as cash interest, payments-in-kind (“PIK”) interest or in any combination of cash interest or PIK interest. Interest expense was approximately $17.2 million (Successor) and $10.8 (Successor) during the year ended December 31, 2010 and the period from August 25, 2009 to December 31, 2009.

In connection with the acquisitions of NetQuote and CreditCards (see Note 11) and the issuance of the Senior Secured Notes, on July 13, 2010 (see Note 10), the parties converted the Shareholder Note and the Intercompany Note into preferred shares of Holdings and of the Company, respectively, by the following steps (the “Recapitalization”): (i) the Company made a payment to Holdings of unpaid accrued interest on the Intercompany Note of approximately $20.5 million, (ii) Holdings paid such amount to the holders of the Shareholder Notes in satisfaction of all unpaid accrued interest on the Shareholder Notes (the “Note Holder Interest”), (iii) the equity owner of Ben Holding S.à r.l. contributed their Shareholder Notes plus the Note Holder Interest they received from Holdings to Ben Holding S.à r.l. in exchange for additional equity in Ben Holding S.à r.l., (iv) Ben Holding S.à r.l., together with the members of Company management that hold Shareholder Notes, contributed all of the Shareholders Notes plus all (or 30% in the case of Company management), of the Note Holder Interest to Holdings in exchange for a principal amount of approximately $244.3 million of newly-issued preferred stock of Holdings (the “Holdings Preferred Stock”), and (v) Holdings contributed the Intercompany Note, together with the cash received in respect of Note Holder Interest by Holdings in step (iv), to the Company in exchange for newly-issued preferred stock of the Company (the “Company Preferred Stock”). The Company Preferred Stock has a principal amount of approximately $244.7 million (representing the sum of the principal amount of and accrued but unpaid interest on the Intercompany Note plus the amount of recontributed Note Holder Interest), has no fixed maturity date, is non-voting, yields 15.15% per annum, compounded semi-annually (to be paid as and when declared by the board of directors of the Company—no dividends have been declared to date), and is entitled, on a preferred basis in relation to the Company’s common stock, to receive distributions from the Company or the principal amount thereof plus accrued and unpaid yield thereon (and certain additional amounts in the event of a repayment of the principal amount thereof before August 25, 2013). The Holdings Preferred Stock have terms consistent with the Company Preferred Stock, with the exception that the yield is 15% per annum. For the preferred stock issued, the Company received cash of $19.7 million.

Holdings may not transfer any Company Preferred Stock (or Company common stock) without also transferring a proportionate amount of Company common stock (or Company Preferred Stock) held by it. If the board of directors of the Company were to declare a dividend, the Company would need to accrue approximately $17.4 million, as of December 31, 2010. If the board of directors of Holdings were to declare a dividend, Holdings would need to accrue approximately $22.8 million as of December 31, 2010. See Bankrate, Inc.’s Indenture, dated as of July 13, 2010, governing its 11 3/4% Senior Secured Notes due 2015 (the “Indenture”).

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

In connection with the issuance of the Senior Secured Notes (see Note 10), Apax Partners, L.P. and Company management contributed $73.0 million and $6.7 million, respectively, to the capital of BEN Holdings, Inc. in exchange for additional Holdings Preferred Stock with the terms described above and Holdings in turn contributed such amounts to the capital of the Company in exchange for Company common stock.

NOTE 10—Senior Secured Notes

On July 13, 2010, the Company issued $300 million of 11 3/4% Senior Secured Notes (“Senior Secured Notes”) due July 15, 2015 at an Offering Price of 99.077%. The original issue discount of $2.8 million has been amortized by $200,000 and has a balance of $2.6 million at December 31, 2010. Interest on the Senior Secured Notes accrued daily on the outstanding principal amount at 11 3/4% and is payable semi-annually, in arrears, on July 15 and January 15, beginning on January 15, 2011, in cash. The net proceeds of approximately $286.9 million were used to fund the acquisitions of NetQuote and CreditCards, pay related fees and expenses and for general corporate purposes. On or after July 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time as set forth in the Indenture. Additionally, if the Company experiences a change of control, the holders of the Senior Secured Notes have the right to require the Company to purchase the Senior Secured Notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. The Indenture contains other restrictions and limitations. The Senior Secured Notes are collateralized by all of the Company’s assets subject to certain excluded properties.

Note 11—Acquisitions

All acquisitions occurring after January 1, 2009 are accounted for under the acquisition method. Under this method, the acquirer recognizes the assets acquired, the liabilities assumed, contractual contingencies, as well as any non-controlling interest in the acquiree at their fair values at the acquisition date. For acquisitions occurring after January 1, 2009, transaction costs are excluded from the acquisition cost and are expensed as incurred.

Fiscal Year 2010

Acquisition of Bargaineering.com

On January 29, 2010, the Company completed the acquisition of the website www.Bargaineering.com from Jim Wang Enterprises, LLC., a Maryland limited liability company (“Bargaineering”), for $3.0 million in cash with an additional $500,000 in potential cash earn-out payments based on achieving certain performance metrics over the period commencing January 29, 2012 and ending January 29, 2013. Bargaineering, based in Columbia, Maryland, operates a blog site that educates consumers about personal finance in the areas of mortgages, banking products and credit cards. This acquisition was made to expand the product lines offered in the online publishing business. The Company paid $2.0 million on February 29, 2010 and will make additional payments of $500,000 on each of January 29, 2011 and January 29, 2012. Additional earn out payments of up to $500,000 may be payable as described above.

The results of operations of Bargaineering are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. Thus, we recorded approximately $290,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price net of intangible assets acquired. We expect goodwill to be amortizable and deductible for income tax purposes.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Approximately $2.8 million was recorded as finite-lived intangible assets consisting of Internet domain name for $2.7 million and non-compete agreement for $140,000.

The fair value of the earn-out arrangement associated with the Bargaineering acquisition was estimated at $130,000 using the income approach incorporating significant inputs not observable in the market (Level 3 inputs under ASC 820). Key assumptions include probability of visitor projections and the use of the risk-free rate as a discount factor, as the risk is reflected in the visitor probability assessment. The range of potential undiscounted payments that the Company could be required to make under the earn-out arrangement was estimated to be between $0 and maximum amount of $500,000. We remeasured the contingent consideration liability as of December 31, 2010 using currently available facts and circumstances including Bargaineering’s 2010 performance, resulting in an incremental increase in the contingent consideration liability of $60,000, which was recorded in the statement of operations during the year ended December 31, 2010.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLS	7
Non-compete Agreement	5

Acquisition of InsuranceQuotes.com

On March 31, 2010, the Company acquired certain intangible assets of InsuranceQuotes.com Development, LLC, a Delaware limited liability company (“InsuranceQuotes”), for $6.0 million in cash. InsuranceQuotes, based in Newton, Massachusetts, operates a website that offers consumers competitive insurance rates for auto, home, life, and health. This acquisition was made to compliment the online publishing business. The Company paid $5.3 million on March 31, 2010, and $750,000 was placed in escrow to satisfy certain indemnification obligations of the InsuranceQuote’s shareholders. As of December 31, 2010, no escrow payments have been made.

The results of operations of InsuranceQuotes are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. We recorded approximately $65,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the intangible assets acquired. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $5.9 million was recorded as finite-lived intangible assets consisting of Internet domain name for $5.9 million, non-compete agreement for $20,000, and Internet content for $15,000.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLS	20
Non-compete Agreement	3
Content	2

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Acquisition of NetQuote.com

On July 13, 2010, the Company completed the stock acquisition of NetQuote Holdings, Inc. (“NetQuote”), a Delaware corporation, for $202.8 million in cash, net of cash acquired and net of NetQuote’s debt and transaction costs. NetQuote, based in Denver, Colorado, operates websites that offer consumers competitive insurance rates for auto, home, life, and health. The Company paid $191.8 million, net of cash acquired, and $11 million was placed in escrow to satisfy certain indemnification obligations of NetQuote’s shareholders. As of December 31, 2010, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of NetQuote for the period from July 14, 2010 to December 31, 2010 are included in the Company’s consolidated financial statements. We recorded approximately $133.2 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. The goodwill of approximately $133.2 million represents the value that is expected from combining NetQuote with Bankrate to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduce expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants. Approximately $92.0 million was recorded as finite-lived intangible assets consisting of Internet domain name for $40.9 million, customer relationships for $46.0 million, and developed technology for $5.1 million.

The following table presents the estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments through December 31, 2010 and the adjusted acquisition date estimated fair values at December 31, 2010.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$9,402	$(79)	$9,323
Property and equipment, net	3,070	—	3,070
Intangible assets	92,000	—	92,000
Preliminary goodwill	115,014	18,170	133,184
Other noncurrent assets	82	—	82
Current liabilities	(10,386)	—	(10,386)
Deferred tax liability	—	(18,294)	(18,294)
Other noncurrent liabilities	(6,184)	—	(6,184)

Preliminary purchase price	$202,998	$(203)	$202,795

The measurement period adjustments relate to current assets, goodwill and other noncurrent liabilities and are due to a change in the valuation of receivables and deferred tax liabilities.

Amounts at December 31, 2010 are provisional and goodwill, income taxes and working capital have not been finalized. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The valuations used to determine the estimated fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	15.0
Customer relationships	8.3
Developed technologies	3.0

Acquisition of CreditCards.com

On August 6, 2010, the Company completed the stock acquisition of CreditCards.com, Inc. (“CreditCards”), a Delaware corporation, for $143.1 million in cash, net of cash acquired and net of CreditCards’ debt and transaction costs. CreditCards, based in Austin, Texas, operates websites that offer consumers information on credit cards. The Company paid $135.8 million, net of cash acquired, and $7.3 million was placed in escrow to satisfy certain indemnification obligations of CreditCards’ shareholders. As of December 31, 2010, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of CreditCards for the period from August 7, 2010 to December 31, 2010 are included in the Company’s consolidated financial statements. We recorded approximately $75.8 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. The goodwill of approximately $75.8 million represents the value that is expected from combining CreditCards with Bankrate to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduce expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants. Approximately $71.9 million was recorded as finite-lived intangible assets consisting of Internet domain name for $29.4 million, customer relationships for $40.6 million, and developed technology for $1.9 million.

The following table presents the estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments through December 31, 2010 and the adjusted acquisition date estimated fair values at December 31, 2010.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$10,445	$—	$10,445
Property and equipment, net	571	—	571
Intangible assets	74,100	(2,200)	71,900
Preliminary goodwill	61,649	14,146	75,795
Other noncurrent assets	4,000	(3,941)	59
Current liabilities	(9,776)	2,100	(7,676)
Deferred tax lilability	—	(6,584)	(6,584)
Other noncurrent liabilities	(1,446)	—	(1,446)

Preliminary purchase price	$139,543	$3,521	$143,064

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The measurement period adjustments relate to goodwill and intangible assets, other noncurrent assets and current liabilities and are due to changes in working capital and changes in the valuation of deferred tax liabilities.

Amounts at December 31, 2010 are provisional and goodwill, income taxes and working capital have not been finalized. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

The valuations used to determine the estimated fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	20.0
Customer relationships	8.2
Developed technologies	3.0

Acquisition of InfoTrak

On September 30, 2010, the Company acquired certain assets and liabilities of InfoTrak National Data Services, a Massachusetts corporation (“InfoTrak”), for $1.6 million in cash. InfoTrak, based in Boston, Massachusetts, operates a print publication business with major newspapers in the United States. This acquisition was made to expand the product lines offered in the print publishing business. The Company paid $1.45 million on September 30, 2010, and $150,000 was placed in escrow to satisfy certain indemnification obligations of InfoTrak National Data Services, Inc.’s shareholders. As of December 31, 2010, no escrow payments have been made.

The results of operations of InfoTrak are included in the Company’s consolidated results starting on October 1, 2010. Except for intangible assets, no other assets or liabilities were assumed. Thus, we recorded approximately $285,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price net of intangible assets acquired. We expect goodwill will be deductible for income tax purposes. Approximately $1.3 million was recorded as finite-lived intangible assets consisting of Customer relationships for $680,000, non-compete agreement for $625,000, and trademark for $10,000.

The estimated fair value of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date. Measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	1.0
Customer relationships	13.7
Developed technologies	5.0

Acquisition of CD.com

On October 15, 2010, the Company completed the acquisition of the internet domain name CD.com from Rick Latona Auctions, LLC, a Georgia Limited Liability Company for $500,000. This acquisition was made to complement the online publishing business. The results of operations of CD.com are included in the Company’s consolidated results from the acquisition date. The Company preliminarily booked the $500,000 to internet domain name and is in the process of determining the fair value of the intangible asset and resulting goodwill in its purchase price allocation.

Acquisition of CreditCards.ca

On November 23, 2010, the Company completed the acquisition of internet domain name CreditCards.ca from an Enterprise Analyticals Modeling and Process, LLC, for $650,000. This acquisition was made to complement the online publishing business. The results of operations of CreditCards.ca are included in the Company’s consolidated results from the acquisition date. The Company preliminarily booked $650,000 to internet domain name and is in the process of determining the fair value of the intangible asset and resulting goodwill in its purchase price allocation.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Pro Forma Data (Unaudited)

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of NetQuote and CreditCards had been completed on January 1, 2009. We did not include Bargaineering, InsuranceQuotes, InfoTrak, CD.com and CreditCards.Ca as these are individually and in aggregate not material to the operations of Bankrate. The pro forma data give effect to the actual operating results prior to the acquisitions and adjustments to revenue, cost of revenue, depreciation and intangibles asset amortization, interest expense, and income taxes. The pro forma data does not give effect to transaction costs related to the acquisitions. These pro forma amounts are not intended to be indicative of the results that would have been actually reported if the acquisitions of NetQuote and CreditCards had occurred on January 1, 2009 or that may be reported in the future.

	(Unaudited)
	Successor	Successor	Predecessor
($ in thousands, except per share data)	Year ended December 31, 2010	Period from August 25, 2009 through December 31, 2009	Period from January 1, 2009 through August 24, 2009
Total revenue	$300,887	$89,037	$175,282

Income (loss) from operations	$12,059	$2,941	$(34,053)

Net loss	$(25,434)	$(10,084)	$(50,023)

Basic and diluted net loss per share:
Basic	$(0.77)	$(0.36)	$(2.65)
Diluted	(0.77)	(0.36)	(2.65)

Acquisition Impact

NetQuote and CreditCards’ impact to revenue for the year ended December 31, 2010 was approximately $70.7 million. Additionally, we incurred $10.1 million of acquisition related expenses and $2.5 million in restructuring costs associated with the acquisitions of NetQuote, CreditCards, and the Senior Secured Notes issued for the acquisition of NetQuote and CreditCards, which are included in the statement of operations for the year ended December 31, 2010. Calculating the acquisition impact to net loss is impractical because certain expenses are not allocated to the acquired subsidiaries.

Fiscal Year 2009

Holdings’ Acquisition of Bankrate

As described in Note 1, Holdings completed its acquisition of all of the outstanding shares of Bankrate common stock on September 25, 2009. Holdings acquired Bankrate as a platform for future synergistic acquisitions in the personal finance vertical. For accounting purposes, August 25, 2009 is deemed the acquisition date because it is the date that Holdings obtained control of Bankrate.

Pursuant to the Merger Agreement, Merger Sub offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Bankrate at a price of $28.50 per share. Following the purchase by

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Merger Sub of Bankrate, Merger Sub merged with and into Bankrate, with Bankrate surviving the Merger as a wholly-owned subsidiary of Holdings.

The Acquisition was accounted for by Holdings under the acquisition method of accounting in accordance ASC 805. Holdings then applied push-down accounting to Bankrate as of August 25, 2009.

The fair values assigned to identifiable intangible assets acquired were based on estimates and assumptions determined by management primarily using the income approach. We estimated the fair values with the assistance of a third party appraisal firm. We recorded the excess purchase consideration over the fair value of the assets acquired of approximately $350 million as goodwill.

The acquisition date fair value of the total consideration transferred was approximately $553 million, which consisted of the following:

($ in thousands)
Cash paid by Holdings to acquire shares of outstanding Bankrate common stock	$506,175
Estimated fair value of shares of Holdings common stock issued to acquire shares of outstanding Bankrate common stock	27,801
Estimated fair value of notes issued by Holdings to acquire shares of outstanding Bankrate common stock	18,534

Total purchase consideration paid by Holdings	552,510
Bankrate cash used to acquire shares of outstanding Bankrate common stock, net of $3.8 million from exercise of Bankrate stock options	23,722

Total paid for outstanding Bankrate common stock	$576,232

Direct transaction costs incurred as a result of the Acquisition related to investment banking, legal, accounting, and other professional services directly related to the Acquisition. Direct transaction costs of approximately $2.4 million were expensed during the period from August 25, 2009 to December 31, 2009 and are included as acquisition related expenses in the accompanying consolidated statement of operations. Approximately $34.6 million of transaction costs were incurred by Bankrate during the period of January 1, 2009 to August 24, 2009. Additionally, approximately $2.5 million of transaction costs were incurred by Holdings prior to August 25, 2009 and therefore are not reflected in the accompanying consolidated statement of operations. To the extent the costs incurred by Bankrate were not paid prior to August 25, 2009, they are included within accrued expenses in the net assets acquired in the Acquisition. Approximately $28.4 million of transaction costs were paid during the period from August 25, 2009 to December 31, 2009 of which $526,000 are included within deferred financings costs and approximately $27.8 million are included within cash used in business acquisition in the accompanying consolidated statement of cash flows.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

($ in thousands)	August 25, 2009
Cash	$59,310
Accounts receivable	12,452
Deferred income taxes	1,071
Prepaid expenses and other current assets	26,032
Furniture, fixtures and equipment	2,135
Intangible assets	233,800
Other non-current assets	720

Total identifiable assets	335,520

Accounts payable	(3,151)
Accrued expenses and payable to certain Bankrate shareholders	(60,759)
Acquisition earn-outs payable	(17,299)
Deferred tax liability	(50,316)
Deferred revenue	(841)
Other non-current liabilities	(393)
Total liabilities assumed	(132,759)

Net assets acquired	202,761

Goodwill	349,749

Total	$552,510

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for finite-lived intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	23.0
Customer relationships	9.1
Affiliate network relationships	1.4
Developed technologies	6.0

The goodwill arising from this transaction is not deductible for tax purposes. The goodwill of approximately $350 million represents the value that is expected from combining Bankrate with Apax Partners to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduced expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants.

Fiscal Year 2008—Predecessor Transactions

On September 23, 2008, we completed the acquisition of certain assets and liabilities of Blackshore Properties, Inc. (“Blackshore”), a California corporation, for $12.4 million in cash with an additional $2.5 million in potential cash Earn-Out Payments based on achieving certain performance metrics over the next twelve

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

months. During the year ended December 31, 2010, the Company made $2.5 million of Earn-out payments to the sellers, which was recorded as additional goodwill. The principal asset of Blackshore was its website, Bankaholic.com (“Bankaholic”), which offers consumers rate and product information as well as research tools on a variety of financial products including mortgage loans and lender information, certificates of deposit, money market accounts, savings accounts, credit cards, insurance quotes and college savings plans. We paid $11.9 million in cash on September 23, 2008, and $500,000 in cash was placed in escrow to satisfy certain indemnification obligations of Blackshore and its sole shareholder. The purchase price was paid with cash on hand. No escrow payments have been made to date. The acquisition was accounted for as a purchase and the results of operations of Bankaholic are included in our consolidated results from the acquisition date. In the three months ended September 30, of 2008 we preliminarily estimated the fair values of identified assets acquired and recorded approximately $12.4 million in intangible assets consisting of $12.0 million for the Internet domain name, $347,000 for the customer list and $75,000 for the non-compete agreement. In the three months ended December 31, 2008, approximately $4.7 million was reclassified from Internet domain name to goodwill based on valuation work that was completed in the three months ended December 31, 2008.

On September 5, 2008, we completed the acquisition of certain assets and liabilities of LinkSpectrum Co., a North Carolina corporation, for $34.1 million in cash with an additional $10.0 million in potential cash Earn-out Payments based on achieving certain financial performance metrics over the next two years. The principal asset of LinkSpectrum Co. was its web site, CreditCardGuide.com (“CCG”), which offers consumers the ability to shop, compare and apply for credit cards online. We paid $30.9 million in cash on September 5, 2008, and $3.2 million in cash was placed in escrow to satisfy certain indemnification obligations of LinkSpectrum Co. and its sole shareholder. The purchase price was paid with cash on hand. No cash Earn-Out payments or escrow payments have been made to date. The acquisition was accounted for as a purchase and the results of operations of CCG are included in our consolidated results from the acquisition date. No goodwill was recorded as the excess cost over the value of assets acquired was equal to the fair value of identified intangible assets. Approximately $32.2 million was recorded as intangible assets consisting of Internet domain name—$31.1 million; customer relationships—$900,000; and non-compete agreement—$200,000.

On February 5, 2008, we completed the acquisition of certain assets and liabilities of InsureMe, Inc., a Colorado corporation (“InsureMe”), for $65 million in cash with an additional $21.0 million in potential cash Earn-Out Payments based on achieving certain performance metrics over the next two years. During the year ended December 31, 2010, the Company made $11.0 million of Earn-out payments to the sellers, which was recorded as additional goodwill. InsureMe, based in Englewood, Colorado, operates a website and a network of hundreds of affiliates that offer consumers competitive insurance rates for auto, home, life, health and long-term care. The Company paid $58.5 million in cash on February 5, 2008, and $6.5 million in cash was placed in escrow to satisfy certain indemnification obligations of InsureMe and its shareholders. The purchase price was paid with cash on hand. No escrow payments have been made to date. We paid the InsureMe sellers a $10 million Earn-Out payment in February 2009 related to the year ended December 31, 2008 which was recorded as additional goodwill. The acquisition was accounted for as a purchase and the results of operations of InsureMe are included in our consolidated results from the acquisition date. We recorded approximately $40.9 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $24.1 million was recorded as intangible assets consisting of customer relationships—$12.0 million; agent relationships—$4.9 million; developed technology—$4.6 million; affiliated network—$1.9 million; non-compete agreements—$590,000; and Internet domain name—$130,000.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Also on February 5, 2008, we acquired certain assets and liabilities of Lower Fees, Inc., a California corporation d/b/a Fee Disclosure (“Fee Disclosure”), for $2.85 million in cash and an additional amount in potential cash Earn-Out Payments based on the achievement of certain financial performance metrics over the next five years. The purchase price was paid with cash on hand. No cash Earn-Out Payments have been made to date. Fee Disclosure, based in Westlake Village, California, has developed a patent pending online portal to create an open marketplace to break down complicated vendor fees associated with the mortgage process. Fee Disclosure empowers consumers with comprehensive information to make informed real estate decisions and reduce their real estate and mortgage transaction costs. The acquisition was accounted for as a purchase and the results of operations of Fee Disclosure are included in our consolidated results from the acquisition date. Approximately $635,000 in goodwill was recorded by us, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $2.2 million was recorded as intangible assets consisting of customer relationships—$1.1 million; developed technology—$1.0 million; and Internet domain name—$130,000. See Note 8 regarding legal proceedings related to this acquisition.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the fiscal year 2008 acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. Purchase price allocations for business combinations accounted for under the purchase method of accounting in 2008 were as follows:

($ in thousands)
Property and equipment	$224
Goodwill	56,285
Customer relationships	14,000
Agent/vendor relationships	6,800
Developed technologies	5,600
Internet domain names	38,860
Non-compete agreements	987
Accounts receivable and other assets acquired	4,027
Accounts payable, accrued expenses and other liabilities assumed	(13,081)

Cash used in business acquisitions, net of cash acquired	$113,702

The weighted average amortization periods for intangible assets recorded in the InsureMe, Fee Disclosure, CCG and Bankaholic acquisitions are as follows:

Years
Trademarks and URLs	17.0
Customer relationships	10.3
Agent/vendor relationships	4.4
Developed technologies	5.0
Non-compete agreements	4.5
Total	8.6

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 12—Employee Benefit Plan

We sponsor a 401(k) plan for certain employees over the age of 18 who have completed a minimum of 12 months of employment. We make safe-harbor contributions of 3.0% of an employee’s salary. Our contributions totaled approximately $720,000 (Successor), $195,000 (Successor), $390,000 (Predecessor) and $556,000 (Predecessor) for the year ended December 31, 2010, the period August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively.

Note 13—Related Party Transactions

We have entered into a material event investment advisory agreement with Apax Partners, L.P. At the closing of the Acquisition on September 25, 2009, we paid a one-time $15.3 million fee to Apax Partners, L.P. In addition, there is a 30 basis point material event investment advisory services fee in an annual amount equal to the equity investment amount payable to Apax Partners, L.P. which were $1.7 million (Successor), $382,000 (Successor) and $0 (Predecessor) for the year ended December 31, 2010, the period August 25, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, respectively and recorded in acquisition related expenses and related party fees. In addition, the Company also agreed to pay Apax Partners, L.P. a transaction fee equal to 1% of the aggregate funds raised via any source from any acquisition, divestiture, financing or refinancing, other than a sale of the Company or a public offering and a fee equal to 3% of the aggregate value of the Apax Funds investment upon sale of the Company or a public offering. The Company expensed $4.9 million (Successor) related to this investment advisory service fee during the year ended December 31, 2010 as acquisition related expenses and related party fees.

We also paid $1.4 million to certain senior executives and certain current and former Board members of Bankrate during January 2010, that was accrued as of December 31, 2009 and $519,000 which was paid and expensed during the year ended December 31, 2010, which was recorded in acquisition related expenses and related party fees.

The Company adopted the amended and restated Exit Event Incentive Bonus Plan that provides for the payment of incentive bonuses to eligible employees upon the occurrence of an exit event, as defined.

BEN Holdings, Inc. is party to certain Class B Common Share Purchase Agreements, each dated as of April 30, 2010 and October 31, 2010 (the “Class B Common Share Purchase Agreements”), with certain individuals, including certain officers and directors of BEN Holdings, Inc. and Bankrate (each a “Class B Purchasing Executive”). Under the Class B Common Share Purchase Agreements, BEN Holdings, Inc sold, at fair value, a total of 102,451 shares of Class B Common Stock, par value $0.01 per share, of BEN Holdings, Inc. (the “Class B Common Stock”) to the Class B Purchasing Executives in exchange for the issuance of interest bearing recourse promissory notes of $195,000 to BEN Holdings, Inc. by the Class B Purchasing Executives. The agreements include a provision that at the option of Ben Holdings, Inc., allows Ben Holdings, Inc. to repurchase the class B common shares at defined values.

In connection with the acquisitions of NetQuote and CreditCards and the issuance of the Senior Secured Notes, on July 13, 2010, the parties converted the Shareholder Notes and the Intercompany Note into preferred shares of Holdings and of the Company, respectively (See Note 10).

In connection with the issuance of the Senior Secured Notes, Apax Partners, L.P. and Company management contributed $73.0 million and $6.7 million, respectively, to the capital of BEN Holdings, Inc. in

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

exchange for additional Holdings Preferred Shares with the terms described above in Note 9 and Holdings in turn contributed such amounts to the capital of the Company in exchange for Company common stock (See Note 10).

In connection with its corporate insurance the Company used HUB International, a subsidiary of APAX Partners. We paid HUB International approximately $30,000 (Successor) in insurance brokerage fees during the year ended December 31, 2010.

During the year ended December 31, 2010, the Company leased office space in Memphis, Tennessee from Robert Langdon, a former employee and Scott Langdon, a current employee. The leased terminated on December 31, 2010. During the year ended December 31, 2010, the Company incurred $253,000 (Successor) in rent expense.

Note 14—Subsequent Events

On January 1, 2011, the Company completed the acquisition of Trouvé Media, Inc.’s assets and liabilities from Trouvé Media, Inc., a California corporation, and Scott Schnuck for $12.5 million. This acquisition was made to complement the online publishing business. The acquisition will be accounted for under the acquisition method of accounting and the results of operations of Trouvé will be included in the Company’s consolidated results from the acquisition date. The Company is in the process of determining the fair value of the intangible assets and any resulting goodwill in its purchase price allocation.

On February 11, 2011, all of the Coatue defendants (the “Coatue Defendants”) resolved and settled their claims with Bankrate. As per the settlement agreement, Bankrate paid $55.2 million at the original $28.50 per share transaction price plus reimbursement of $1.5 million in certain expenses and $4.6 million in accrued interest under Florida’s statutory rate. The Coatue Defendants were dropped from the Action with prejudice on February 17, 2011. The $1.5 million (Successor) reimbursement was recorded as a legal settlement expense in the Company’s consolidated statement of operation for the year ended December 31, 2010.

On February 18, 2011, defendant Binqiang Shi (“Shi”) resolved and settled his claims with Bankrate. As per the settlement agreement, Bankrate paid $14,250 at the original $28.50 per share transaction price plus reimbursement of $3,100 for certain expenses and accrued interest of $1,200 under Florida’s statutory rate. Shi was dropped from the Action with prejudice on February 22, 2011.

On February 23, 2011, Bankrate field a notice of voluntary dismissal without prejudice in the Action (see Note 8), as, at that point, all Defendants had been dropped as parties to the Action. The matter is now closed.

On March 9, 2011, Lower Fees, Inc. (“LF”) filed a civil action against Bankrate, Inc. styled: Lower Fees, Inc., Plaintiff, vs. Bankrate, Inc., Defendant, in the Circuit Court of the Fifteen Judicial Circuit in and for Palm Beach County, Florida, (the “New Lawsuit”). The New Lawsuit alleges one count for breach of implied duty of good faith in fair dealings in regard to an Asset Purchase Agreement entered into by Bankrate and LF on February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the asset purchase agreement, Bankrate purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the Asset Purchase Agreement. LF alleges that Bankrate had a duty under the Asset Purchase Agreement to pay LF certain “Earn-Out Payments” based on future operations relating to a website that was one of the assets transferred under the Asset Purchase Agreement. LF alleges that Bankrate breached a duty of good faith to operate the website and thereby generate revenues that would have triggered future payments to LF. The

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

complaint in the New Lawsuit seeks unspecified damages, pre-judgment interests, attorney’s fees, costs, and such other relief as the Court deems just and proper. The New Lawsuit relates to the same Asset Purchase Agreement that was the subject of a prior lawsuit that was filed on November 20, 2008 by LF against Bankrate. On March 23, 2010, the Court in that case dismissed LF’s Third Amended Complaint with Prejudice. That ruling is the subject of a pending appeal. The New Lawsuit is in its very early stages. Bankrate will vigorously defend the New Lawsuit and currently intends to file a Motion to Dismiss on or before April 15, 2011. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

On April 1, 2011, BanxCorp filed a Fourth Amended Complaint in which BanxCorp added two new theories of liability to those set forth in the Third Amended Complain. The two new theories of liability are based upon (1) allegations that Bankrate engaged in a predatory pricing conspiracy with a number of online media outlets for an unspecified period prior to 2006, and thereafter engaged in a price-fixing conspiracy with those same online media outlets to charge supracompetitive prices, and (2) allegations that Bankrate’s contractual arrangements with online media outlets constituted illegal exclusionary conduct for exclusive dealing—that it had previously conceded it could not maintain. Bankrate denies the new allegations, will move to dismiss all claims in the Fourth Amended Complaint that are based upon these allegations, and will content all remaining claims vigorously.

On April 15, 2011, the Company merged with a newly formed Delaware corporation in order to reincorporate from Florida to Delaware. Each outstanding common and preferred share of the Company was converted into an equivalent share of the new Delaware corporation. Upon the merger, the new Delaware corporation was renamed Bankrate, Inc.

On June 10, 2011, we entered into revolving credit facilities in an aggregate amount of $100 million. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures our Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving loans under such credit facilities would be paid in full first before applying any such amount to pay the Notes and the remaining revolving loans under such credit facilities on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to limitations in the Indenture applicable to the incurrence of indebtedness.

Also on June 16, 2011, the Company granted to employees approximately 120,135 shares of restricted stock and options exercisable for approximately 5,000,000 shares (in each case, the number of shares is given taking into account the share adjustment described below).

On June 21, 2011, the Company’s parent company consummated a recapitalization and then merged with and into the Company. Immediately prior to the merger and grant of restricted stock to employees, the Company had 244,706 shares of preferred stock and 4,129,611 shares of common stock outstanding. Immediately following such merger and grant, the Company had no shares of preferred stock and 87,500,000 shares of common stock issued and outstanding. This transaction has been reflected in these consolidated financial statements as a 21.16 for one stock split of Successor’s issued and outstanding common stock. The common share, per common share, and increase in authorized share amounts in these consolidated financial statements and notes to consolidated financial statements have been presented to retroactively reflect this transaction for the period from August 25, 2009 to March 31, 2011. This only applied to the Successor and had no effect on capital structure of the Predecessor, which is also reported within these financial statements.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The Company consummated an initial public offering of shares of common stock on June 22, 2011 (the “Initial Public Offering”). The Initial Public Offering is further described in the Company’s Registration Statement on Form S-1 (the “Initial Public Offering Registration Statement”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2011 and declared effective by the SEC on June 16, 2011.

Note 15—Condensed Consolidating Financial Statement Information

On July 13, 2010, the Company completed an offering of $300.0 million of 11 3/4% Senior Secured Notes due on July 15, 2015 at an Offering Price of 99.077%. The Senior Secured Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the sale of the Senior Secured Notes, the Company entered into a Registration Rights Agreement with the initial purchasers of the Original Notes party thereto, pursuant to which the Company and its Subsidiary Guarantors (as defined below) agreed to file a registration statement with respect to an offer to exchange the Senior Secured Notes for a new issue of substantially identical notes registered under the Securities Act (the “Exchange Notes,” and together with the Senior Secured Notes, the “11 3/4% Senior Notes”). The 11 3/4% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Company and certain of its wholly-owned domestic subsidiaries (the “Subsidiary Guarantors”).

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)	Bankrate, Inc., as the issuer of the 11 3/4% Senior Notes;

(ii)	The Subsidiary Guarantors, on a combined basis, which are 100% owned by Bankrate, Inc., and which are Guarantors of the 11 3/4% Senior Notes;

(iii)	The Company’s other subsidiaries on a combined basis, which are not guarantors of the 11 3/4% Senior Notes (the “Subsidiary Non-Guarantors”);

(iv)	Consolidating entries and eliminations representing adjustments to

a.	Eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and

b.	Eliminate the investments in the Company’s subsidiaries;

(v)	The Company and its subsidiaries on a consolidated basis.

As the Senior Notes, to which the Guarantors are related, were issued during 2010, prior periods are not presented. As the Subsidiary Guarantors have guaranteed the 11 3/4% Senior Notes and have pledged their assets as collateral, the Company has “pushed down” the recording of the 11 3/4% Senior Notes and related interest expense to the Subsidiary Guarantors balance sheet and statement of operations as a non-cash transaction.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Condensed Consolidating Balance Sheet

As of December 31, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Cash and cash equivalents	$108,447	$5,014	$1,293	$—	$114,754
Accounts receivable, net of allowance for doubtful accounts	20,872	22,535	1,734	(2,410)	42,731
Deferred income taxes	14,768	1,554	4	—	16,326
Prepaid expenses and other current assets	(11,005)	20,507	(4,945)	—	4,557

Total current assets	133,082	49,610	(1,914)	(2,410)	178,368

Furniture, fixtures and equipment, net of accumulated depreciation	2,991	2,967	363	—	6,321
Intangible assets, net of accumulated amortization	209,844	152,723	3,178	—	365,745
Goodwill	350,189	208,979	—	—	559,168
Other assets	2,424	11,793	—	—	14,217
Investment in subsidiary	66,892	285,653	—	(352,545)	—

Total assets	$765,422	$711,725	$1,627	$(354,955)	$1,123,819

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$6,678	$6,877	$420	$(2,410)	$11,565
Accrued expenses	10,889	5,946	308	—	17,143
Acquisition related payables	1,735	—	—	—	1,735
Deferred revenue and customer deposits	3,773	2,519	143	—	6,435
Payable to dissenting stockholders	56,698	—	—	—	56,698
Accrued interest	—	16,393	—	—	16,393
Other current liabilities	5,055	—	11	—	5,066

Total current liabilities	84,828	31,735	882	(2,410)	115,035

Deferred income taxes	49,860	30,179	1,266	—	81,305
Note payable to Parent	—	—	—	—	—
Senior secured notes, net of unamortized discount	—	297,417	—	—	297,417
Other liabilities	5,745	69	—	—	5,814

Total liabilities	140,433	359,400	2,148	(2,410)	499,571

Stockholders’ equity
Total stockholders’ equity	624,989	352,325	(521)	(352,545)	624,248

Total liabilities and stockholders’ equity	$765,422	$711,725	$1,627	$(354,955)	$1,123,819

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Condensed Consolidating Statement of Operations

For the Year ended December 31, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$152,500	$67,514	$3,378	$(2,794)	$220,598
Cost of revenue (excludes depreciation and amortization)	60,038	28,008	74	(2,794)	85,326

Gross margin	92,462	39,506	3,304	—	135,272

Operating expenses:
Sales	7,393	1,232	—	—	8,624
Marketing	12,226	8,740	2,705	—	23,672
Product development	6,824	1,893	5	—	8,722
General and administrative	17,417	4,620	946	—	22,982
Legal settlements	1,646	—	—	—	1,646
Acquisition related expenses and related party fees	17,390	—	—	—	17,390
Restructuring charges	2,225	1,063	—	—	3,288
Impairment charges					—
Depreciation and amortization	26,794	7,781	650	—	35,226

	91,915	25,329	4,306	—	121,550

Income (loss) from operations	547	14,177	(1,002)	—	13,722

Interest expense, net	(21,440)	(17,014)	(257)	—	(38,711)
(Loss) earnings in equity investments, net of taxes	(3,028)	(482)	—	3,510	—
Other	(340)	34	—	—	(306)

Other (expenses) income	(24,808)	(17,462)	(257)	3,510	(39,017)

(Loss) income before income taxes	(24,261)	(3,285)	(1,259)	3,510	(25,295)
Income tax expense (benefit)	(2,734)	(1,035)	—	—	(3,768)

Net (loss) income	$(21,527)	$(2,251)	$(1,259)	$3,510	$(21,527)

Accumulated preferred dividend					(17,404)

Net income (loss) attributable to common stockholders					$(38,931)

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from August 25, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Condensed Consolidating Statement of Cash Flows

For the Year ended December 31, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Consolidated
Cash flows from operating activities
Net cash provided by (used in) operating activities	$31,706	$2,636	$(3,209)	$31,133
Cash flows from investing activities
Purchases of short-term investments				—
Proceeds from sale of Savingsforcollege.com	250	—	—	250
Purchases of furniture, fixtures and equipment	(2,996)	(1,243)	(249)	(4,488)
Cash used in business acquisitions, net	(355,169)	—	—	(355,169)
Restricted cash	2	—	—	2
Cash paid for acquisition earnouts	(13,583)	—	—	(13,583)

Net cash used in investing activities	(371,496)	(1,243)	(249)	(372,988)
Cash flows from financing activities
Proceeds from issuance of senior secured notes	297,231	—	—	297,231
Original issue discount on issuance of senior secured notes				—
Underwriting fees and direct costs on issuance of senior secured notes	(11,578)	—	—	(11,578)
Proceeds from issuance of stockholder debt	40	—	—	40
Proceeds from issuance of preferred and common stock	99,471	—	—	99,471
Distribution to dissenting stockholders	(6,141)	—	—	(6,141)

Net cash provided by financing activities	379,023	—	—	379,023

Effect of exchange rate on cash and cash equivalents	—	—	(56)	(56)

Net increase (decrease) in cash	39,233	1,393	(3,514)	37,112
Cash—beginning of period	69,214	3,621	4,807	77,642

Cash—end of period	$108,447	$5,014	$1,293	$114,754

Bankrate, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

($ in thousands, except per share data)

	March 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	$36,345	$114,754
Accounts receivable, net of allowance for doubtful accounts of $1,146 and $943 at March 31, 2011 and December 31, 2010, respectively	55,179	42,731
Deferred income taxes	16,326	16,326
Prepaid expenses and other current assets	6,160	4,557

Total current assets	114,010	178,368
Furniture, fixtures and equipment, net of accumulated depreciation of $3,872 and $2,797 at March 31, 2011 and December 31, 2010, respectively	7,694	6,321
Intangible assets, net of accumulated amortization of $51,910 and $42,058 at March 31, 2011 and December 31, 2010, respectively	356,164	365,745
Goodwill	573,587	559,168
Other assets	13,028	14,217

Total assets	$1,064,483	$1,123,819

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$10,617	$11,565
Accrued expenses	25,165	17,143
Acquisition related payables	238	1,735
Deferred revenue and customer deposits	4,080	6,435
Payable to dissenting stockholders	—	56,698
Accrued interest	7,385	16,393
Other current liabilities	1,062	5,066

Total current liabilities	48,547	115,035
Deferred income taxes	83,547	81,305
Senior secured notes, net of unamortized discount	297,523	297,417
Other liabilities	5,350	5,814

Total liabilities	$434,967	$499,571

Commitment and contingencies (Note 4)

Stockholders’ equity
Preferred stock, par value $.01 per share—500,000 shares authorized at March 31, 2011 and December 31, 2010; 244,704 shares outstanding at March 31, 2011 and December 31, 2010	2	2
Additional-paid in capital, preferred stock	244,704	244,704
Common stock, par value $.01 per share—300,000,000 shares authorized; 87,379,865 shares issued and outstanding at March 31 2011 and December 31, 2010 (Note 9)	874	874
Additional-paid in capital, common stock (Note 9)	409,376	409,376
Accumulated deficit	(24,907)	(29,968)
Accumulated other comprehensive loss	(533)	(740)

Total stockholders’ equity	629,516	624,248

Total liabilities and stockholders’ equity	$1,064,483	$1,123,819

See accompanying notes to condensed consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

($ in thousands, except per share data)

	Three months ended
	March 31, 2011	March 31, 2010
Revenue	$99,078	$34,460
Cost of revenue (excludes depreciation and amortization)	37,949	14,184

Gross margin	61,129	20,276

Operating expenses:
Sales	2,951	1,994
Marketing	16,073	2,654
Product development	3,387	1,821
General and administrative	7,842	4,561
Acquisition related expenses and related party fees	1,473	959
Restructuring charges	—	660
Depreciation and amortization	10,846	7,019

	42,572	19,668

Income from operations	18,557	608
Interest expense, net	(9,397)	(8,934)

Income (loss) before income taxes	9,160	(8,326)
Income tax expense (benefit)	4,099	(3,154)

Net income (loss)	$5,061	$(5,172)

Accumulated preferred dividend	(9,268)	—

Net loss attributable to common stockholders	$(4,207)	$(5,172)

Basic and diluted net loss per share (Note 9):
Basic	$(0.05)	$(0.18)
Diluted	(0.05)	(0.18)
Weighted average common shares outstanding:
Basic	87,379,865	28,214,590
Diluted	87,379,865	28,214,590

See accompanying notes to condensed consolidated financial statements.

Bankrate Inc., and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

($ in thousands)

	Three months ended
	March 31, 2011	March 31, 2010
Cash Flows from operating activities
Net income (loss)	$5,061	$(5,172)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation and amortization	10,846	7,019
Provision for doubtful accounts receivable	652	21
Amortization of deferred financing costs and original issue discount	624	26
Change in operating assets and liabilities, net of effect of business acquisitions:
Increase in accounts receivable	(13,100)	(1,926)
(Increase) decrease in prepaid expenses and other assets	(1,586)	11,286
(Decrease) increase in accounts payable	(948)	860
Increase (decrease) in accrued expenses	8,526	(6)
(Decrease) increase in other liabilities	(9,421)	4,332
Decrease in deferred revenue and customer deposits	(2,355)	(580)

Net cash (used in) provided by operating activities	(1,701)	15,860

Cash flows from investing activities
Purchases of furniture, fixtures and equipment and capitalized website development costs	(1,796)	(535)
Cash used in business acquisitions, net	(13,440)	(8,000)
Restricted cash	2	—
Cash paid for acquisition earnouts	(76)	(13,583)

Net cash used in investing activities	(15,310)	(22,118)

Cash flows from financing activities
Payments to dissenting stockholders	(61,253)	—

Net cash used in financing activities	(61,253)	—
Effect of exchange rate on cash and cash equivalents	(145)	—

Net decrease in cash	(78,409)	(6,258)
Cash—beginning of period	114,754	77,642

Cash—end of period	$36,345	$71,384

Cash paid for interest	$17,821	$4,627
Cash paid for taxes	$306	$1,100
Supplemental disclosures of non-cash investing activities
Notes payable to seller in Bargaineering.com acquisition	$—	$500
Notes payable to seller in Trouvé acquisition	$500	$—

See accompanying notes to condensed consolidated financial statements.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2011

(Unaudited)

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Bankrate, Inc. and subsidiaries (the “Company,” “we,” “us,” “our”) own and operate an Internet-based consumer banking and personal finance network (“Online Network”). Since August 25, 2009, we have been a wholly-owned subsidiary of BEN Holdings, Inc. (“Holdings” or the “Parent”), a Delaware corporation that is a majority-owned subsidiary of Ben Holding S.à r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P. (“Apax Europe VII Funds,” and together with Apax US VII Fund, the “Apax Funds”). The Apax Funds are advised by and affiliated with Apax Partners, L.P. (collectively with the Apax Funds, “Apax Partners”).

Our flagship site, Bankrate.com, is one of the Internet’s leading aggregators of information on more than 300 financial products and fees, including mortgages, credit cards, new and used automobile loans, money market accounts, certificates of deposit, checking and ATM fees, home equity loans and online banking fees. We also market a comprehensive line of consumer and business credit cards as well as competitive insurance rates for auto, home, life, health and long-term care. Additionally, we provide financial applications and information to a network of distribution partners and through national and state publications. We were organized under the laws of the State of Florida (see Note 9—On April 15, 2011 the Company reincorporated in Delaware).

Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of Bankrate, Inc., Wescoco, LLC., Mortgage Market Information Services, Inc., Interest.com, Inc., NetQuote Holdings, Inc., NetQuote, Inc., CreditCards.com, Inc., CCRD Operating Company Inc., CreditCards.com Limited (United Kingdom), Freedom Marketing (United Kingdom), and Rate Holding Company (100% owner of Bankrate Information Consulting (Beijing) Co., Ltd.) after elimination of all intercompany accounts and transactions.

On July 2, 2009, Holdings together with Ben Merger Sub, Inc. a Florida Corporation and a wholly owned subsidiary of Holdings (“Merger Sub”) entered into an agreement and plan of merger (the “Acquisition”) with Bankrate. As a result, the Company is a wholly owned subsidiary of Holdings. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, the Acquisition was accounted for on August 25, 2009, the date of which Holdings obtained control of the Company. Our financial statements from August 25, 2009 and forward are consolidated by Holdings and our assets and liabilities have been adjusted to reflect Holdings’ basis in us in accordance with ASC 805 and Emerging Issues Task Force Abstract D-97, Push-Down Accounting.

On March 2, 2010, the Company filed a Second Amended and Restated Charter which set the authorized common stock at 2 million shares and made certain other amendments to the Company’s Charter.

On July 9, 2010, the Company filed a Third Amended and Restated Charter which set the authorized common stock at 5 million shares, preferred stock at 500,000 shares and made certain other amendments to the Company’s Charter.

We have prepared the accompanying condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

accepted in the United States for complete annual financial statements. The interim financial information is unaudited but reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of our results for the interim periods presented. Such adjustments are normal and recurring except as otherwise noted. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2011 or for any future periods.

The unaudited condensed consolidated financial statements included herein should be read in conjunction with the financial statements and related footnotes included in our consolidated financial statements for the year ended December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the judgments, estimates and assumptions involved in the accounting for income taxes, the allowance for doubtful accounts receivable, useful lives of intangible assets and intangible asset impairment, goodwill impairment, acquisition accounting, and contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt investments purchased with an original maturity of less than three months to be cash and cash equivalents. The carrying value of these investments approximates fair value. As of March 31, 2011, our cash and cash equivalents consisted of approximately $5.1 million of U.S. Treasury securities with 30-day maturities, $2.0 million held in British pound sterling, $29.0 million of operating cash subject to the $250,000 FDIC insured deposit limit, and approximately $271,000 held in Renminbi in China.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses. During the three months ended March 31, 2011 and 2010, we charged approximately $652,000, and $21,000 to bad debt expense, and wrote off (net of recoveries) $449,000 and $0, respectively, of accounts deemed uncollectible.

Intangible Assets

Intangible assets consist primarily of internet domain names and URLs, trademarks, customer relationships, affiliate network relationships and developed technologies acquired in connection with Holdings’ acquisition of Bankrate (the “Acquisition”) and our subsequent acquisitions in 2011 and 2010 (see Note 7). Intangible assets are being amortized over their estimated useful lives on both straight-line and accelerated bases.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

Intangible asset categories and their estimated useful lives are as follows:

Estimated Useful Life
Trademarks and URLs	2-23 years
Customer relationships	8-15 years
Affiliate network relationships	1-9 years
Developed technologies	3-6 years

Intangible assets subject to amortization and their weighted average amortization periods were as follows as of March 31, 2011:

($ in thousands)	Cost	Accumulated Amortization	Net	Amortization Period Years
Trademarks and URLs	$176,535	$(10,571)	$165,964	20.2
Customer relationships	201,266	(27,642)	173,624	8.8
Affiliate network relationships	12,790	(9,554)	3,236	3.0
Developed technologies	17,483	(4,143)	13,340	4.7

	$408,074	$(51,910)	$356,164	13.3

Amortization expense for the three months ended March 31, 2011 and 2010 was $9.8 million and $6.7 million, respectively.

Future amortization expense as of March 31, 2011 is expected to be:

Amortization Expense
(In thousands)
Remainder of 2011	$37,846
2012	36,864
2013	35,184
2014	34,519
2015	33,464
Thereafter	178,287

Total expected amortization expense of intangible assets	$356,164

Impairment of Long-Lived Assets Including Assets with Finite Lives

ASC 360, Property, Plant and Equipment, requires that long-lived assets including intangible assets with finite lives be amortized over their estimated useful life and reviewed for impairment. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets including intangible assets with finite lives may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of such assets by determining whether the carrying value will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of such assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. There was no impairment of long-lived assets including intangible assets with finite lives for the three months ended March 31, 2011 and 2010.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. Our annual impairment test is performed as of October 1 of each year. We have determined that we have one segment with one reporting unit. The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. In determining the fair value of our reporting units, we relied on the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue, MVIC to earnings before interest and taxes, MVIC to cash flow, etc.) and then these MVIC multiples are applied to a company’s operating results to arrive at an estimate of value.

Goodwill activity for the three months ended March 31, 2011 and 2010 is shown below:

($ in thousands)
Balance, December 31, 2010	$559,168
Netquote and CreditCards adjustments during the measurement period (Note 7)	5,857
Acquisition of Trouvé Media, Inc.	8,562

Balance, March 31, 2011	$573,587

($ in thousands)
Balance, December 31, 2009	$349,749
Acquisition of Bargaineering	290
Acquisition of InsuranceQuotes	65

Balance, March 31, 2010	$350,104

There have been no triggering events during the three months ended March 31, 2011 and 2010 that would require an impairment test during the periods.

Website Development

We account for our website development costs under ASC 350-50, Intangibles – Goodwill and Other – Website Development Costs. ASC 350-50 provides guidance on the accounting for the costs of development of company websites, dividing the website development costs into five stages: (1) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (2) the website application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the website, (3) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (4) the content development stage, during which the information to be presented on the website, which may be either textual or graphical in nature, is developed, and (5) the operating stage, during which training, administration, maintenance and other costs to operate the

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

existing website are incurred. The costs incurred in the website application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. We capitalized website development costs totaling $750,000 and $177,000 for the three months ended March 31, 2011 and 2010, respectively. These amounts are included in other assets in the accompanying condensed consolidated balance sheet as of March 31, 2011 and December 31, 2010.

Basic and Diluted Loss Per Share

We compute basic loss per share by dividing net loss attributable to common shareholders for the period by the weighted average number of shares outstanding for the period. Diluted loss per share includes the effects of dilutive common stock equivalents, consisting of outstanding share-based awards, unrecognized compensation expense and tax benefits in accordance with ASC 718, Compensation—Stock Compensation, to the extent the effect is not antidilutive, using the treasury stock method. Since we have a net loss attributable to common shareholders, basic and diluted loss per share are the same for the three months ended March 31, 2011 and 2010. In addition, we do not have any outstanding stock options for the periods presented.

The following table presents the computation of basic and diluted loss per share:

($ in thousands, except per share data)	Three months ended March 31, 2011	Three months ended March 31, 2010
Net income (loss)	$5,061	$(5,172)
Accumulated preferred dividend	(9,268)	—

Net loss attributable to common shareholders	$(4,207)	$(5,172)

Weighted average common shares outstanding for basic loss per share calculation	87,379,865	28,214,590
Weighted average common shares and equivalents outstanding for diluted loss per share calculation	87,379,865	28,214,590
Basic and diluted loss per share:
Basic	$(0.05)	$(0.18)
Diluted	(0.05)	(0.18)

Stockholders’ Equity

The activity in stockholders’ equity for the three months ended March 31, 2011 is shown below:

($ and shares in thousands)	Preferred Stock			Common Stock			Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital
Balance, December 31, 2010	245	$2	$244,704	87,380	$874	$409,376	$(29,968)	$(740)	$624,248
Foreign currency translation	—	—	—	—	—	—	—	207	207
Net income for the period	—	—	—	—	—	—	5,061	—	5,061

Balance, March 31, 2011	245	$2	$244,704	87,380	$874	$409,376	$(24,907)	$(533)	$629,516

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

Deferred Financing Costs

In connection with the issuance of the Intercompany Note in 2009 (Note 5), the Company incurred deferred financing costs of $526,000 related to the issuance of the $222 million note payable to Parent which are amortized to interest expense using a method which approximates the effective interest method over the term of the related debt.

In connection with the issuance of the Senior Secured Notes in 2010 (Note 6), the Company incurred $11.6 million in underwriting fees that have been classified as deferred financing costs related to the issuance of the Senior Secured Notes, which are amortized to interest expense using a method which approximates the effective interest method over the term of the related debt.

During the three months ended March 31, 2011 and 2010, we amortized $518,000 and $26,000 respectively in deferred financing costs. At March 31, 2011, deferred financing costs had a balance of $10.4 million and are included in other assets on the accompanying condensed consolidated balance sheet.

Income Tax Expense (Benefit)

We account for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Foreign Currency Translation

Our foreign operations generally use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuations is recorded in accumulated other comprehensive loss as a currency translation adjustment.

Comprehensive Income (Loss)

Comprehensive income for the three months ended March 31, 2011 is approximately $5.3 million, which includes net income of approximately $5.1 million and $207,000 gain in foreign currency translation adjustment. Comprehensive loss is the same as net loss for the three months ended March 31, 2010.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

Segment Reporting

Through the three months ended March 31, 2011, we operated in one reportable business segment. We evaluate the operating performance of our business as a whole. Our chief operating decision maker (i.e., chief executive officer) reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by type for purposes of allocating resources and evaluating financial performance. There are no business unit managers who are held accountable by our chief operating decision-maker, or anyone else, for operations, operating results, budgeting and strategic planning for levels or components below the consolidated unit level.

Geographic Data

No single country outside of the U.S. accounted for more than 10% of revenue during the three months ended March 31, 2011 and 2010. There was one customer that accounted for 12% of net sales during the three months ended March 31, 2011 and no customers accounted for more than 10% of net sales during the three months ended March 31, 2010. One customer’s accounts receivable balances constituted 20% while a second customer’s balance constituted 12% of the accounts receivable balance as of March 31, 2011. One customer’s accounts receivable balances constituted 15% while a second customer’s balance constituted 10% of the accounts receivable balance as of December 31, 2010.

Revenue and long-lived assets related to the U.S. and international operations and revenue by type for the three months ended March 31, 2011 and 2010 are as follows:

	Three months ended
($ in thousands)	March 31, 2011	March 31, 2010
Revenue:
USA	$96,870	$34,445
International	2,208	15

	$99,078	$34,460

Long lived assets:
USA	$932,811	$928,411
International	4,634	4,580

Balance, end of period	$937,445	$932,991

Revenue:
Online	$96,944	$32,800
Print	2,134	1,660

	$99,078	$34,460

Fair Value Measurement

The carrying amounts of cash, accounts receivable, accrued interest, and accounts payable approximate estimated fair value. The U.S. Treasury securities are measured using quoted market prices available on active markets. In measuring the fair value of the Senior Secured Notes, the Company used market information. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

The following table presents estimated fair value, and related carrying amounts, as of March 31, 2011 and December 31, 2010:

($ in thousands)	March 31, 2011		December 31, 2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$36,345	$36,345	$114,754	$114,754

Financial Liabilities:
Senior Secured Notes	$297,523	$337,500	$297,417	$331,500

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 relative to Level 3 investments did not have a material impact on the Company’s condensed consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13 (an update to ASC 605-25), Revenue Recognition: Multiple-Element Arrangements which is effective for annual periods beginning on or after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, ASU 2009-13 permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. The adoption of ASU 2009-13 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, (ASC Topic 805, “Business Combinations”). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the Company’s condensed consolidated financial statements.

NOTE 2—INCOME TAXES

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The difference between income tax expense computed at the statutory rate and the reported income tax expense is primarily due to non-deductible transaction costs incurred in the three months ended March 31, 2011.

We have approximately $5.7 million and $5.6 million of unrecognized tax benefits as of March 31, 2011 and December 31, 2010, respectively.

We are subject to income taxes in the U.S. federal jurisdiction, various states, and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007.

We accrued $56,000 and $48,000 for the payment of interest and penalties for the respective three months ended March 31, 2011 and 2010, which was charged to income tax expense during the respective three month ended March 31, 2011 and 2010.

Our 2009 Federal income tax return is under IRS audit. The IRS is currently in its data collection stage. We cannot presently estimate the outcome of this examination.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

NOTE 3—RESTRUCTURING CHARGES

During the three months ended March 31, 2010, the Company terminated 21 employees to achieve cost savings as a result of the downturn in the U.S. economy. Accordingly, during the three months ended March 31, 2011 and 2010, we recorded $0 and $660,000 expense for severance-related costs for terminated employees included in restructuring charges of the accompanying condensed consolidated statement of operations. Accrued severance related costs were approximately $169,000 at March 31, 2011 and are included within accrued expenses on the accompanying condensed consolidated balance sheet. The restructuring charge and their utilization are summarized as follows:

($ in thousands)	Liability Balance at Beginning of Period	Restructuring Charges	Utilized	Liability Balance at End of Period
Balance at December 31, 2010	$369	$—	$—	$369
One-time termination benefits	$—	—	(200)	(200)

Balance at March 31, 2011	$369	$—	$(200)	$169

($ in thousands)	Liability Balance at Beginning of Period	Restructuring Charges	Utilized	Liability Balance at End of Period
Balance at December 31, 2009	$—	$—	$—	$—
One-time termination benefits	—	580	(403)	177
Other associated costs	—	80	—	80

Balance at March 31, 2010	$—	$660	$(403)	$257

The Company expects to pay the remaining $169,000 within the next six months.

NOTE 4—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Lower Fees, Inc. Litigation

On or about November 20, 2008, Lower Fees (“LF”) filed in the Circuit Court in and for Palm Beach County, Florida a civil action against Bankrate, Bankrate’s Chief Executive Officer and Chief Financial Officer (the “Amended LF Complaint”). The complaint was designated as an “amended complaint,” even though a complaint had not been served on us previously. The one-count Amended LF Complaint alleged “fraud in the inducement” by the defendants in respect of Bankrate having entered into an asset purchase agreement with LF dated February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Bankrate purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the agreement. The Amended Complaint was for an unspecified monetary relief. On December 15, 2008, Bankrate filed a motion to dismiss the Amended Complaint because we believed the material allegations of the complaint were baseless and failed to state a cause of action. Following a court hearing on March 23, 2009, the court dismissed the Amended Complaint, and allowed LF 30 days within which to file a second amended complaint.

LF filed a second amended complaint on April 22, 2009 (the “Second Amended LF Complaint”) listing Bankrate and Bankrate’s Chief Executive Officer as defendants. The Second Amended LF Complaint contained only one count that alleged “fraud in the inducement” by the defendants in respect of Bankrate having entered

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

into the Asset Purchase Agreement. LF sought rescission as its only remedy. In response, Bankrate filed a motion to dismiss the Second Amended LF Complaint, which the Court granted on October 9, 2009. As part of its order granting Bankrate’s motion to dismiss, the Court allowed LF 30 days within which to file a third amended complaint.

LF filed a third amended complaint on November 6, 2009, listing us and our Chief Executive as defendants. The third amended complaint contained only one count that again alleged “fraud in the inducement” by the defendants in respect of us having entered into the Asset Purchase Agreement. In response, we filed a motion to dismiss the third amended complaint, which the Court granted on March 23, 2010, dismissing the third amended complaint with prejudice. On or about April 21, 2010, LF filed a notice of appeal of the Court’s March 23 order (the “Appeal”). Then, on April 30, 2010, LF sent a letter to us (the “Letter”) allegedly asking for indemnification under Paragraph 6.3 of the Asset Purchase Agreement for the same alleged “misrepresentations” it had alleged in its prior complaints in the civil action. The amount the Letter claims LF will incur as losses is $8.3 million. The Letter also asks for payment of $900,000 and $180,000 to Michael Kratzer, one of the owners of LF, in respect of his former employment with us. On May 14, 2010, we responded to the Letter denying the allegations in full. On June 30, 2010, LF filed its Initial Brief on appeal. We have filed our Answer Brief, and LF served its Reply Brief on December 14, 2010 and requested oral argument. We are presently awaiting the decision of the appellate court whether to conduct oral argument or to make its decision based only upon the briefs. We will continue to vigorously defend the Appeal and the requests of the Letter. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Lower Fees, Inc. Litigation “New Lawsuit”

On March 9, 2011, Lower Fees, Inc. (“LF”) filed a civil action against Bankrate, Inc. styled: Lower Fees, Inc., Plaintiff, vs. Bankrate, Inc., Defendant, in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida (the “New Lawsuit”). The New Lawsuit alleges one count for breach of implied duty of good faith in fair dealings in regard to an Asset Purchase Agreement entered into by Bankrate and LF on February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Bankrate purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the Asset Purchase Agreement. LF alleges that Bankrate had a duty under the Asset Purchase Agreement to pay LF certain “Earn-Out Payments” based on future operations relating to a website that was one of the assets transferred under the Asset Purchase Agreement. LF alleges that Bankrate breached a duty of good faith to operate the website and thereby generate revenues that would have triggered future payments to LF. The complaint in the New Lawsuit seeks unspecified damages, pre-judgment interests, attorney’s fees, costs, and such other relief as the Court deems just and proper. The New Lawsuit relates to the same Asset Purchase Agreement that was the subject of a prior lawsuit that was filed on November 20, 2008 by LF against Bankrate. On March 23, 2010, the Court in that case dismissed LF’s Third Amended Complaint with Prejudice. That ruling is the subject of a pending appeal. The New Lawsuit is in its very early stages. Bankrate will vigorously defend the New Lawsuit and has filed a motion to dismiss for failure to state a cause of action and also currently intends to file a motion for summary judgment relating to the existence of the earlier lawsuit. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

BanxCorp Litigation

On or about July 20, 2007, BanxCorp, an online publisher of rate information provided by financial institutions with respect to various financial products, filed suit against Bankrate in the United States District Court for the District of New Jersey alleging violations of Federal and New Jersey State antitrust laws, including

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the Sherman Act and the Clayton Act (the “Complaint”). In the Complaint, BanxCorp sought injunctive relief, treble damages in an unspecified amount, and attorneys’ fees and costs. BanxCorp alleged that it had been injured as a result of monopolistic and otherwise anticompetitive conduct on the part of Bankrate. Specifically, BanxCorp alleged that Bankrate had engaged in illegal predatory pricing, vendor lock-in, exclusionary product and distribution bundling and tie-in arrangements, anticompetitive acquisitions and market division agreements.

Bankrate filed a motion to dismiss the Complaint for failure to state a claim. On July 7, 2008, the Court issued an opinion in which it found that the complaint failed to state claims under the Sherman Act, but denied the motion to dismiss and directed the plaintiff to file an amended complaint providing greater detail regarding the Sherman Act claims and certain other claims. On August 21, 2008, the plaintiff filed a first amended complaint (the “First Amended BanxCorp Complaint”). In the First Amended BanxCorp Complaint, the plaintiff added new causes of action under the Sherman Act, including a cause of action alleging that Bankrate conspired with some 90 online media outlets to fix prices in connection with the publication of bank rate tables. Bankrate moved to dismiss the First Amended BanxCorp Complaint. While that motion was pending, on October 31, 2008 the plaintiff withdrew the First Amended BanxCorp Complaint and filed a second amended complaint (the “Second Amended BanxCorp Complaint”), in which it alleged violations of the Sherman Act, the Clayton Act, and New Jersey State antitrust laws based on the allegations described above.

Bankrate moved to dismiss the Second Amended BanxCorp Complaint. In an opinion dated September 14, 2009, the Court identified deficiencies in the Second Amended Complaint and directed the plaintiff to file a third amended complaint (the “Third Amended BanxCorp Complaint”) curing those deficiencies. On October 15, 2009 the plaintiff filed the Third Amended Complaint. Bankrate moved to dismiss the Third Amended Complaint for failure to state a claim. By Order dated July 13, 2010, the Court denied Bankrate’s motion, and directed the parties to conduct discovery.

On April 1, 2011, BanxCorp filed a Fourth Amended Complaint (“Fourth Amended BanxCorp Complaint”). In the Fourth Amended BanxCorp Complaint, BanxCorp added two new theories of liability to those set forth in the Third Amended BanxCorp Complaint. The two new theories of liability are based upon (1) allegations that Bankrate engaged in a predatory pricing conspiracy with a number of online media outlets for an unspecified period prior to 2006, and thereafter engaged in a price-fixing conspiracy with those same online media outlets to charge supracompetitive prices, and (2) allegations that Bankrate’s contractual arrangements with online media outlets constituted illegal exclusionary conduct for an unspecified period of time. In the Fourth Amended BanxCorp Complaint, BanxCorp also abandoned one theory of liability—exclusive dealing—that it had previously conceded it could not maintain. Bankrate denies the new allegations, has moved to dismiss all claims in the Fourth Amended BanxCorp Complaint that are based upon these allegations, and will contest any remaining claims vigorously. On April 15, 2011, Bankrate completed briefing its motion to dismiss the Fourth Amended BanxCorp Complaint. That motion is pending before the United States District Judge Susan Wigenton. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Bankrate Shareholder Litigations

On July 22, 2009, Apax Partners, L.P. announced that funds advised by certain of its affiliates would acquire Bankrate, Inc. for approximately $576 million (the “Acquisition”). Four complaints challenging the Acquisition were filed. The first three complaints were filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida. The first, Pfeffer v. Evans et al., was filed against Ben Holdings, Inc. and Ben Merger Sub, Inc. (the Apax-affiliated entities created to facilitate the Acquisition), Bankrate, and Bankrate’s

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directors. The second, captioned KBC Asset Management v. Bankrate, Inc., et al., was filed against Apax, Ben Holdings, Ben Merger Sub, and Bankrate’s directors. The third, captioned Bloch v. Bankrate, Inc. et al., was filed against Bankrate and its directors only. A fourth complaint, Novick v. Bankrate, Inc., et al., was filed in the United States District Court for the Southern District of Florida against Bankrate, its directors, Apax, Ben Holdings, and Ben Merger Sub.

These lawsuits alleged that, in connection with the Acquisition, Bankrate’s directors breached fiduciary duties owed to Bankrate’s stockholders, and to the extent that Apax, Ben Holdings, or Ben Merger Sub were named as defendants, that they aided and abetted in such alleged breach of the directors’ fiduciary duties. The basic allegations at issue were, inter alia, that (1) the process by which Bankrate entered into a proposed transaction with Apax was flawed and did not maximize Bankrate stockholder value, and (2) the consideration to be paid to Bankrate’s stockholders in connection with the Acquisition was inadequate.

The three state lawsuits were consolidated before Judge Thomas H. Barkdull and, after a period of discovery, plaintiffs moved for a preliminary injunction, only to withdraw that motion two days prior to the scheduled hearing date. On September 29, 2009, the parties involved in the lawsuits entered into a settlement in principle that was later memorialized in a memorandum of understanding. That settlement involved mutual releases and settlement of any claims arising out of the Acquisition, with the exception of appraisal claims. On April 16, 2010, Judge Barkdull signed an order preliminarily approving the settlement.

On September 22, 2010, Coatue Affiliates (“Coatue”) filed the sole objection to the proposed settlement. Bankrate filed an opposition to Coatue’s objection on October 18, 2010. On October 25, 2010, a settlement hearing was held before Judge Barkdull. At the hearing, Judge Barkdull approved the settlement (the “Settlement”) while simultaneously allowing Coatue to opt out of the Settlement. On November 8, 2010, Judge Barkdull issued a written order (the “Order”), certifying the action as a mandatory, non-opt-out class action and awarding plaintiffs’ counsel attorneys’ fees and expenses in the amount of $2.0 million, which was paid on December 8, 2010. Judge Barkdull’s approval of the Settlement forever released any and all claims, known or unknown, against Bankrate and Apax, and, among others, any of their present or former affiliates, parents, subsidiaries, general partners, limited partners, partnerships, and their respective officers, directors, managing directors, employees, and agents, related to the Acquisition. Judge Barkdull, however, ruled that Coatue was not a member of the class, and the Settlement and the Order should not, in any way, affect the rights or claims of Coatue in the appraisal action then-pending in Palm Beach County Circuit Court. No appeal was taken. Our director and officer insurance reimbursed us for $1.5 million during February 2011. The $2.0 million settlement was accrued in the period from August 25, 2009 to December 31, 2009. The $1.5 million insurance amount was recorded as another asset at December 31, 2009 and offset the charge to acquisition related expenses and related party fees for the period from August 25, 2009 to December 31, 2009.

On February 11, 2011, all of the Coatue defendants (the “Coatue Defendants”) resolved and settled their claims with Bankrate. As per the settlement agreement, on February 11, 2011, Bankrate paid $55.2 million at the original $28.50 per share transaction price plus reimbursement of $1.5 million in certain expenses and $4.6 million in accrued interest under Florida’s statutory rate, which were accrued at December 31, 2010. The Coatue Defendants were dropped from the Action with prejudice on February 17, 2011.

Bankrate Appraisal Litigation

On December 28, 2009, Bankrate initiated an appraisal lawsuit pursuant to the requirements of Florida statutory law against several former stockholders of the publicly traded common stock of Bankrate, who had

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sought to obtain a judicial appraisal of the value of that stock as of the time immediately prior to the completion of the acquisition of Bankrate by funds advised by affiliates of Apax Partners, L.P. (the “Acquisition”). As required by Florida law, in lieu of accepting the offer price of $28.50 per outstanding share of Bankrate common stock following the Acquisition, Bankrate’s stockholders had the option of seeking a judicial appraisal of their shares. The holders of 2,136,586 such shares (approximately 11% of all shares outstanding before the Acquisition) exercised this option. Bankrate brought suit to provide a single forum for a judicial determination of the value of these dissenting shares (the “Action”).

On February 18, 2010, the Coatue Affiliates (“Coatue”), defendants in the Action, served their first set of interrogatories and first request for production on Bankrate. On March 2, 2010, Bankrate served its first interrogatories and request for production on all defendants in the Action. On March 3, 2010, the Glazer defendants (the “Glazer Defendants”) served their first request for production on Bankrate. On April 5, 2010, defendant Binqiang Shi served his responses to Bankrate’s discovery requests. Bankrate responded to Coatue’s discovery requests on May 21, 2010 providing Coatue with responses and objections to the interrogatories and request production. Both the Glazer Defendants and all Coatue Affiliates except one responded to Bankrate’s discovery requests on June 3, 2010, providing Bankrate with responses and objections to their interrogatories and request for production. Bankrate responded to the Glazer Defendants’ discovery requests on June 4, 2010, providing the Glazer Defendants with responses and objections to their request for production. Finally, on June 8, 2010, the final Coatue Affiliate, the Coat Cayman Fund Ltd., served its requests and objections of Bankrate’s discovery requests.

On September 15, 2010, Coatue filed an amended answer and counterclaims. In Coatue’s counterclaims, they alleged breach of fiduciary duty claims against both Bankrate and its CEO, Thomas Evans. Bankrate and Evans responded to the counterclaims by filing a motion to dismiss on September 22, 2010. On October 8, 2010, Judge Barkdull held a hearing on the motion to dismiss and, on October 19, 2010, Judge Barkdull dismissed Coatue’s counterclaims without prejudice.

On September 20, 2010, the Glazer Defendants resolved and settled all claims with Bankrate. As per the settlement agreement, Bankrate paid $5.7 million at the original $28.50 per share transaction price plus $141,000, which represents certain reimbursement for certain expenses and $368,000 in accrued interest under Florida’s statutory rate. The Glazer Defendants were dropped from the Action with prejudice on October 21, 2010. See Note 4 for further information regarding legal proceedings.

On February 18, 2011, defendant Binqiang Shi (“Shi”) resolved and settled his claims with Bankrate. As per the settlement agreement, Bankrate paid $14,250 at the original $28.50 per share transaction price plus reimbursement of $3,100 for certain expenses and accrued interest of $1,200 under Florida’s statutory rate. Shi was dropped from the Action with prejudice on February 22, 2011.

On February 23, 2011, Bankrate filed a notice of voluntary dismissal without prejudice in the Action, as, at that point, all Defendants had been dropped as parties to the Action. The matter is now closed.

At March 31, 2011, we have approximately $0 in payables to these dissenting stockholders and no accrued interest. Interest expense was approximately $0 and $920,000 during the three months ended March 31, 2011 and 2010, respectively.

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Mortgage Grader Lawsuit

In October 2010, an action was commenced in the United States District Court for the Central District of California entitled Mortgage Grader, Inc. v. Lenderfi, Inc., et al., in which Bankrate is one of eleven defendants. The complaint alleges that the plaintiff is the owner of a patent relating to “a computer-implemented system for enabling borrowers to anonymously shop for loan packages offered by a plurality of lenders” and that the patent is being infringed by each of the defendants.

Bankrate has answered the Complaint and asserted Counterclaims alleging that the patent in question should be invalidated. An initial investigation on the merits of the action has been undertaken and the Company denies any liability. Settlement discussions have been initiated between the parties and are ongoing. At this time, it is not possible to predict the outcome of this matter.

Other Commitments

We have executed employment agreements with 17 key executives, including Bankrate’s President and Chief Executive Officer. Three of the executives’ employment contracts were modified as a result of the Acquisition. Each employment agreement provides for a minimum annual base salary, an annual bonus contingent on our achieving certain performance criteria, and severance provisions ranging from six months to one year’s annual base salary. Under the terms of the employment agreements, the individuals are entitled to receive minimum severance amounts of $2.9 million in the aggregate.

NOTE 5—NOTE PAYABLE TO RELATED PARTIES and EQUITY TRANSACTION

At December 31, 2009, long-term debt consisted of $222 million of an inter-company note payable to Holdings (“Intercompany Note”). The Intercompany Note had a maturity date of August 24, 2014. Interest on the Intercompany Note accrued daily on the outstanding principal amount at 14.15% and was payable semi-annually on June 30 and December 31 in cash interest, payment-in-kind (“PIK”) interest (which is added to the loan principal balance) or in any combination of cash interest and PIK interest, at the option of the Company. Interest expense was approximately $8.0 million during the three months ended March 31, 2010.

In addition, Holdings had a long-term debt of $222 million to the equity owners of Ben Holding S.à r.l., the majority owner of Holdings, and certain members of the Company’s management, which was borrowed to provide funding for the Acquisition (“Shareholder Notes”). The notes payable to the Apax Funds were issued on August 24, 2009, and the notes payable to certain senior executives and former board members of Bankrate were issued on September 25, 2009. The Shareholder Notes had maturity dates of August 24, 2014. Interest on the Shareholder Notes accrued daily on the outstanding principal amount at 11.75% and are payable semi-annually on June 30 and December 31 in cash. Additional interest on these notes accrued daily on the outstanding principal amount at 2.25% and was payable semi-annually on June 30 and December 31 as cash interest, payments-in-kind (“PIK”) interest or in any combination of cash interest or PIK interest. Interest expense was approximately $0 and $7.9 million for the three months ended March 31, 2011 and 2010, respectively.

In connection with the acquisitions of NetQuote and CreditCards (see Note 7) and the issuance of the Senior Secured Notes, on July 13, 2010 (see Note 6), the parties converted the Shareholder Note and the Intercompany Note into preferred shares of Holdings and of the Company, respectively, by the following steps (the “Recapitalization”): (i) the Company made a payment to Holdings of unpaid accrued interest on the Intercompany Note of approximately $20.5 million, (ii) Holdings paid such amount to the holders of the

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Shareholder Notes in satisfaction of all unpaid accrued interest on the Shareholder Notes (the “Note Holder Interest”), (iii) the equity owner of Ben Holding S.à r.l. contributed their Shareholder Notes plus the Note Holder Interest they received from Holdings to Ben Holding S.à r.l. in exchange for additional equity in Ben Holding S.à r.l., (iv) Ben Holding S.à r.l., together with the members of Company management that hold Shareholder Notes, contributed all of the Shareholders Notes plus all (or 30% in the case of Company management), of the Note Holder Interest to Holdings in exchange for a principal amount of approximately $244.3 million of newly-issued preferred stock of Holdings (the “Holdings Preferred Stock”), and (v) Holdings contributed the Intercompany Note, together with the cash received in respect of Note Holder Interest by Holdings in step (iv), to the Company in exchange for newly-issued preferred stock of the Company (the “Company Preferred Stock”). The Company Preferred Stock has a principal amount of approximately $244.7 million (representing the sum of the principal amount of and accrued but unpaid interest on the Intercompany Note plus the amount of recontributed Note Holder Interest), has no fixed maturity date, is non-voting, yields 15.15% per annum, compounded semi-annually (to be paid as and when declared by the board of directors of the Company—no dividends have been declared to date), and is entitled, on a preferred basis in relation to the Company’s common stock, to receive distributions from the Company or the principal amount thereof plus accrued and unpaid yield thereon (and certain additional amounts in the event of a repayment of the principal amount thereof before August 25, 2013). The Holdings Preferred Stock has terms consistent with the Company Preferred Stock, with the exception that the yield is 15% per annum. For the preferred stock issued, the Company received cash of a return of $19.7 million of the $20.5 million of cash it paid in (i) above.

Holdings may not transfer any Company Preferred Stock (or Company common stock) without also transferring a proportionate amount of Company common stock (or Company Preferred Stock) held by it. If the board of directors of Holdings were to declare a dividend, Holdings would need to accrue approximately $27 million as of March 31, 2011. See Bankrate Inc.’s Indenture, dated as of July 13, 2010, governing its 11 3/4% Senior Secured Notes due 2015 (the “Indenture”).

In connection with the issuance of the Senior Secured Notes (see Note 6), Apax Partners, L.P. and Company management contributed $73.0 million and $6.7 million, respectively, to the capital of BEN Holdings, Inc. in exchange for additional Holdings Preferred Stock with the terms described above and Holdings in turn contributed such amounts to the capital of the Company in exchange for Company common stock.

NOTE 6—SENIOR SECURED NOTES

On July 13, 2010, the Company issued $300 million of 11 3/4% Senior Secured Notes (“Senior Secured Notes”) due July 15, 2015 at an Offering Price of 99.077%. The original issue discount of $2.8 million has been amortized by $291,000 of which $100,000 was amortized during the three months ended March 31, 2011 and has a balance of $2.5 million at March 31, 2011. Interest on the Senior Secured Notes accrued daily on the outstanding principal amount at 11 3/4% and is payable semi-annually, in arrears, on July 15 and January 15, beginning on January 15, 2011, in cash. The net proceeds of approximately $286.9 million were used to fund the acquisitions of NetQuote and CreditCards, pay related fees and expenses and for general corporate purposes. On or after July 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time as set forth in the Indenture. Additionally, if the Company experiences a change of control, the holders of the Senior Secured Notes have the right to require the Company to purchase the Senior Secured Notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. The Indenture contains other restrictions and limitations. The Senior Secured Notes are collateralized by all of the Company’s assets subject to certain excluded properties. For the three months ended March 31, 2011 interest expense related to the Senior Secured Notes was $8.8 million.

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NOTE 7—ACQUISITIONS

Fiscal Year 2011

Acquisition of Trouvé

On January 1, 2011, the Company completed the acquisition of Trouvé Media, Inc.’s assets and liabilities from Trouvé Media Inc., a California corporation, and Scott Schnuck for $12.5 million. This acquisition was made to complement the online publishing business. The Company paid $11 million on January 3, 2011 and $1 million was placed in escrow to satisfy certain indemnification obligations of Trouvé’s shareholders. The Company will pay an additional $500,000 on January 3, 2012. The acquisition is accounted for under the acquisition method of accounting and the results of operations of Trouvé are included in the Company’s consolidated results from the acquisition date.

The acquisition was accounted for as a purchase and the results of operations of Trouvé are included in the Company’s condensed consolidated results from the acquisition date. We recorded approximately $8.6 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $3.9 million was recorded as intangible assets consisting of Agent relationships for $2.3 million, developed technologies for $1.4 million, and Internet domain name for $230,000.

The estimated fair value of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date. Measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	5.0
Non-compete agreement	3.0
Affiliate network relationships	9.0
Developed technologies	5.0

Fiscal Year 2010

Acquisition of Bargaineering.com

On January 29, 2010, the Company completed the acquisition of the website www.Bargaineering.com from Jim Wang Enterprises, LLC, a Maryland limited liability company, (“Bargaineering”), for $3.0 million in cash with an additional $500,000 in potential cash earn-out payments based on achieving certain performance metrics over the period commencing January 29, 2012 and ending January 29, 2013. Bargaineering, based in Columbia, Maryland, operates a blog site that educates consumers about personal finance in the areas of mortgages, banking products and credit cards. This acquisition was made to expand the product lines offered in the online publishing

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business. The Company paid $2.0 million on February 29, 2010, $500,000 on January 29, 2011 and will pay an additional $500,000 on January 29, 2012. Additional earn out payments of up to $500,000 may be payable as described above.

Results of operations of Bargaineering are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. Thus, we recorded approximately $290,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price net of intangible assets acquired. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $2.8 million was recorded as finite-lived intangible assets consisting of Internet domain name for $2.7 million and non-compete agreement for $140,000.

The fair value of the earn-out arrangement associated with the Bargaineering acquisition was estimated at $130,000 using the income approach incorporating significant inputs not observable in the market (Level 3 inputs under ASC 820). Key assumptions include probability of visitor projections and the use of the risk-free rate as a discount factor, as the risk is reflected in the visitor probability assessment. The range of potential undiscounted payments that the Company could be required to make under the earn-out arrangement was estimated to be between $0 and maximum amount of $500,000. We remeasured the contingent consideration liability as of March 31, 2011 using currently available facts and circumstances including Bargaineering’s 2011 first quarter performance, resulting in no increase in the contingent consideration liability.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	7.0
Non-compete Agreement	5.0

Acquisition of InsuranceQuotes.com

On March 31, 2010, the Company acquired certain intangible assets of InsuranceQuotes.com Development, LLC, a Delaware limited liability company (“InsuranceQuotes”), for $6.0 million in cash. InsuranceQuotes, based in Newton, Massachusetts, operates a website that offer consumers competitive insurance rates for auto, home, life, and health. This acquisition was made to compliment the online publishing business. The Company paid $5.3 million on March 31, 2010, and $750,000 was placed in escrow to satisfy certain indemnification obligations of InsuranceQuote’s shareholders.

The results of operations of InsuranceQuotes are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. We recorded approximately $65,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the intangible assets acquired. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $5.9 million was recorded as intangible assets consisting of Internet domain name for $5.9 million, non-compete agreement for $20,000 and Internet content for $15,000.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were

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made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	20.0
Non-compete Agreement	3.0
Content	2.0

Acquisition of NetQuote.com

On July 13, 2010, the Company completed the stock acquisition of NetQuote Holdings, Inc. (“NetQuote”), a Delaware corporation, for $202.8 million in cash, net of cash acquired and net of NetQuote’s debt and transaction costs. NetQuote, based in Denver, Colorado, operates websites that offer consumers competitive insurance rates for auto, home, life, and health. The Company paid $191.8 million, net of cash acquired, and $11 million was placed in escrow to satisfy certain indemnification obligations of NetQuote’s shareholders. As of March 31, 2011, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of NetQuote is included in the Company’s consolidated results from the acquisition date. We recorded approximately $133.6 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. Approximately $92.0 million was recorded as intangible assets consisting of Internet domain name for $40.9 million, customer relationships for $46.0 million, and developed technology for $5.1 million.

The following table presents the January 1, 2011 estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments during the three months ended March 31, 2011 and the adjusted acquisition date estimated fair values as of March 31, 2011.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$9,323	$—	$9,323
Property and equipment, net	3,070	—	3,070
Intangible assets	92,000	—	92,000
Preliminary goodwill	133,184	365	133,549
Other noncurrent assets	82	—	82
Current liabilities	(10,386)	285	(10,101)
Deferred tax liability	(18,294)	(650)	(18,944)
Other noncurrent liabilities	(6,184)	—	(6,184)

Preliminary purchase price	$202,795	$—	$202,795

The measurement period adjustments relate to current assets, goodwill and other noncurrent liabilities and are due to a change in the valuation of receivables and deferred tax liabilities.

The Company has adjusted the provisional amounts at December 31, 2010 that were recognized at the acquisition dates to reflect new information obtained about facts and circumstances that existed as of the

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acquisition dates that, if known, would have affected the measurement of the amounts recognized as of those dates. Such adjustments resulted in a net increase of $365,000 in goodwill, a decrease of $285,000 to accrued expenses and an increase to deferred income tax liability of $650,000. These amounts were not retrospectively adjusted as of December 31, 2010 as the amounts were not deemed material.

Amounts at March 31, 2011 are provisional and goodwill, income taxes and working capital have not been finalized. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

The valuations used to determine the estimated fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	15.0
Customer relationships	8.3
Developed technologies	3.0

Acquisition of CreditCards.com

On August 6, 2010, the Company completed the stock acquisition of CreditCards.com, Inc. (“CreditCards”), a Delaware corporation, for $143.1 million in cash, net of cash acquired and net of CreditCards’ debt and transaction costs. CreditCards, based in Austin, Texas, operates websites that offer consumers information on credit cards. The Company paid $135.8 million, net of cash acquired, and $7.3 million was placed in escrow to satisfy certain indemnification obligations of CreditCards’ shareholders. As of December 31, 2010, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of CreditCards is included in the Company’s consolidated results from the acquisition date. We recorded approximately $75.8 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. The goodwill of approximately $75.8 million represents the value that is expected from combining CreditCards with Bankrate to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduce expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants. Approximately $71.9 million was recorded as finite-lived intangible assets consisting of Internet domain name for $29.4 million, customer relationships for $40.6 million, and developed technology for $1.9 million.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

The following table presents the January 1, 2011 estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments during the three months ended March 31, 2011 and the adjusted acquisition date estimated fair values as of March 31, 2011.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$10,445	$—	$10,445
Property and equipment, net	571	—	571
Intangible assets	71,900	(4,100)	67,800
Preliminary goodwill	75,795	5,492	81,287
Other noncurrent assets	59	—	59
Current liabilities	(7,676)	200	(7,476)
Deferred tax liability	(6,584)	(1,592)	(8,176)
Other noncurrent liabilities	(1,446)	—	(1,446)

Preliminary purchase price	$143,064	$—	$143,064

The measurement period adjustments relate to goodwill and intangible assets, other noncurrent assets and current liabilities and are due to changes in working capital and changes in the valuation of deferred tax liabilities.

The Company has adjusted the provisional amounts at December 31, 2010 that were recognized at the acquisition dates to reflect new information obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have affected the measurement of the amounts recognized as of those dates. Such adjustments resulted in a decrease of $4.1 million to intangible assets, an increase of $5.5 million in goodwill, a decrease of $200,000 to accrued expenses and an increase to deferred income tax liability of $1.6 million. These amounts were not retrospectively adjusted as of December 31, 2010 as the amounts were not deemed material.

Amounts at March 31, 2011 are provisional and goodwill, income taxes and working capital have not been finalized. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

The valuations used to determine the estimated fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	20.0
Customer relationships	8.0
Developed technologies	3.0

Acquisition of InfoTrak

On September 30, 2010, the Company acquired certain assets and liabilities of InfoTrak National Data Services, a Massachusetts corporation (“InfoTrak”), for $1.6 million in cash. InfoTrak, based in Boston, Massachusetts, operates a print publication business with major newspapers in the United States. This acquisition

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

was made to expand the product lines offered in the print publishing business. The Company paid $1.45 million on September 30, 2010, and $150,000 was placed in escrow to satisfy certain indemnification obligations of InfoTrak National Data Services, Inc.’s shareholders. As of December 31, 2010, no escrow payments have been made.

The results of operations of InfoTrak are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. Thus, we recorded approximately $285,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price net of intangible assets acquired. We expect goodwill will be deductible for income tax purposes. Approximately $1.3 million was recorded as finite-lived intangible assets consisting of Customer relationships for $680,000, non-compete agreement for $625,000 and trademark for $10,000. The fair value of assets acquired and liabilities assumed have been finalized.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Customer relationships	13.7
Developed technologies	5.0

Acquisition of CD.com

On October 15, 2010, the Company completed the acquisition of the internet domain name CD.com from Rick Latona Auctions, LLC, a Georgia Limited Liability Company for $500,000. This acquisition was made to complement the online publishing business. The results of operations of CD.com are included in the Company’s consolidated results from the acquisition date. The purchase price allocation resulting in the recording of $500,000 to internet domain name has been finalized.

Acquisition of CreditCards.ca

On November 23, 2010, the Company completed the acquisition of internet domain name CreditCards.ca from an Enterprise Analyticals Modeling and Process, LLC, for $650,000. This acquisition was made to complement the online publishing business. The results of operations of CreditCards.ca are included in the Company’s consolidated results from the acquisition date. The purchase price allocation resulting in the recording of $650,000 to internet domain name has been finalized.

Pro Forma Data

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of NetQuote and CreditCards had been completed on January 1, 2010. We did not include Trouvé, Bargaineering, InsuranceQuotes, InfoTrak, CD.com and CreditCards.Ca as these are individually and in aggregate not material to the operations of Bankrate. The pro forma data give effect to the actual operating results prior to the acquisitions and adjustments to revenue of $1.9 million, cost of revenue of $1.9 million, depreciation and intangible assets amortization of $1.7 million, interest expense of $803,000, and income taxes of $320,000. The pro forma data does not give effect to transaction costs related to the acquisitions. These pro

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

forma amounts are not intended to be indicative of the results that would have been actually reported if the acquisitions of NetQuote and CreditCards had occurred on January 1, 2010 or that may be reported in the future.

Unaudited
($ in thousands)	Three months ended March 31, 2010
Total revenue	$69,503

Income from operations	$4,053

Net income (loss)	$(3,407)

Basic and diluted net loss per share:
Basic	$(0.12)
Diluted	(0.12)

NOTE 8—RELATED PARTY TRANSACTIONS

We have entered into a material event investment advisory agreement with Apax Partners, L.P. At the closing of the Acquisition on September 25, 2009, we paid a one-time $15.3 million fee to Apax Partners, L.P. In addition, there is a 30 basis point material event investment advisory services fee in an annual amount equal to the equity investment amount payable to Apax Partners, L.P. which were $445,000 and $447,000 for the three months ended March 31, 2011 and 2010, respectively and recorded in acquisition related expenses and related party fees.

We also paid $36,000 and $32,000 to certain senior executives and certain current and former board members of Bankrate during March 2011 and 2010, respectively, which were recorded in acquisition related expenses and related party fees.

In connection with its corporate insurance the Company used HUB International, a subsidiary of APAX Partners. We paid HUB International approximately $7,100 in insurance brokerage fees during the three months ended March 31, 2011.

During the year ended December 31, 2010, the Company leased office space in Memphis, Tennessee from Robert Langdon, a former employee and Scott Langdon, a current employee. The lease terminated on December 31, 2010. During the three months ended March 31, 2010, the Company incurred $32,000 in rent expense.

NOTE 9—SUBSEQUENT EVENTS

On April 1, 2011, BanxCorp filed a Fourth Amended Complaint (“Fourth Amended BanxCorp Complaint”). In the Fourth Amended BanxCorp Complaint, BanxCorp added two new theories of liability to those set forth in the Third Amended BanxCorp Complaint. The two new theories of liability are based upon (1) allegations that Bankrate engaged in a predatory pricing conspiracy with a number of online media outlets for an unspecified period prior to 2006, and thereafter engaged in a price-fixing conspiracy with those same online media outlets to charge supracompetitive prices, and (2) allegations that Bankrate’s contractual arrangements with online media outlets constituted illegal exclusionary conduct for an unspecified period of time. In the Fourth Amended BanxCorp Complaint, BanxCorp also abandoned one theory of liability—exclusive dealing—that it had previously conceded it could not maintain. Bankrate denies the new allegations, has moved to dismiss all

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

claims in the Fourth Amended BanxCorp Complaint that are based upon these allegations, and will contest any remaining claims vigorously.

On April 15, 2011, the Company merged with a newly formed Delaware corporation in order to reincorporate from Florida to Delaware. Each outstanding common and preferred share of the Company was converted into an equivalent share of the new Delaware corporation. Upon the merger, the new Delaware corporation was renamed Bankrate, Inc.

On April 15, 2011, we filed an initial registration on Form S-1 for new securities required by the Securities and Exchange Commission to commence the initial public offering process.

On May 13, 2011, the Company acquired certain assets and liabilities of CarInsuranceQuotes.com LLC, a Delaware limited liability company. This acquisition was made to complement the online publishing business. The acquisition will be accounted for under the acquisition method of accounting and the results of operations of CarInsuranceQuotes.com will be included in the Company’s consolidated results from the acquisition date. The Company is in the process of determining the fair value of the intangible assets and any resulting goodwill in its purchase price allocation.

On June 10, 2011, we entered into revolving credit facilities in an aggregate amount of $100 million. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures our Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving loans under such credit facilities would be paid in full first before applying any such amount to pay the Notes and the remaining revolving loans under such credit facilities on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to limitations in the Indenture applicable to the incurrence of indebtedness.

Also on June 16, 2011, the Company granted to employees approximately 120,135 shares of restricted stock and options exercisable for approximately 5,000,000 shares (in each case, the number of shares is given taking into account the share adjustment described below).

On June 21, 2011, the Company’s parent company consummated a recapitalization and then merged with and into the Company. Immediately prior to the merger and grant of restricted stock to employees, the Company had 244,706 shares of preferred stock and 4,129,611 shares of common stock outstanding. Immediately following such merger and grant, the Company had no shares of preferred stock and 87,500,000 shares of common stock issued and outstanding. This transaction has been reflected in these consolidated financial statements as a 21.16 for one stock split of Successor’s issued and outstanding common stock. The common share, per common share, and increase in authorized share amounts in these consolidated financial statements and notes to consolidated financial statements have been presented to retroactively reflect this transaction for the period from August 25, 2009 to March 31, 2011. This only applied to the Successor and had no effect on capital structure of the Predecessor, which is also reported within these financial statements.

The Company consummated an initial public offering of shares of common stock on June 22, 2011 (the “Initial Public Offering”). The Initial Public Offering is further described in the Company’s Registration Statement on Form S-1 (the “Initial Public Offering Registration Statement”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2011 and declared effective by the SEC on June 16, 2011.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL STATEMENT INFORMATION

On July 13, 2010, the Company completed an offering of $300.0 million of 11 3/4% Senior Secured Notes due on July 15, 2015 at an Offering Price of 99.077%. The Senior Secured Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the sale of the Senior Secured Notes, the Company entered into a Registration Rights Agreement with the initial purchasers of the Original Notes party thereto, pursuant to which the Company and its Subsidiary Guarantors (as defined below) agreed to file a registration statement with respect to an offer to exchange the Senior Secured Notes for a new issue of substantially identical notes registered under the Securities Act (the “Exchange Notes,” and together with the Senior Secured Notes, the “11 3/4% Senior Notes”). The 11 3/4% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Company and certain of its wholly-owned domestic subsidiaries (the “Subsidiary Guarantors”).

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)	Bankrate, Inc., as the issuer of the 11 3/4% Senior Notes;

(ii)	The Subsidiary Guarantors, on a combined basis, which are 100% owned by Bankrate, Inc., and which are Guarantors of the 11 3/4% Senior Notes;

(iii)	The Company’s other subsidiaries on a combined basis, which are not guarantors of the 11 3/4% Senior Notes (the “Subsidiary Non-Guarantors”);

(iv)	Consolidating entries and eliminations representing adjustments to:

a.	Eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and

b.	Eliminate the investments in the Company’s subsidiaries;

(v)	The Company and its subsidiaries on a consolidated basis.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

As the Senior Notes, to which the Guarantors are related, were issued during 2010, prior periods are not presented. As the Subsidiary Guarantors have guaranteed the 11 3/4% Senior Notes and have pledged their assets as collateral, the Company has “pushed down” the recording of the 11 3/4% Senior Notes and related interest expense to the Subsidiary Guarantors balance sheet and statement of operations as a non-cash transaction.

($ in thousands)	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Cash and cash equivalents	$30,067	$4,478	$1,800	$—	$36,345
Accounts receivable, net of allowance for doubtful accounts	34,330	27,394	1,746	(8,291)	55,179
Deferred income taxes	14,760	1,554	12	—	16,326
Prepaid expenses and other current assets	5,016	1,119	25	—	6,160

Total current assets	84,173	34,545	3,583	(8,291)	114,010
Furniture, fixtures and equipment, net of accumulated depreciation	3,725	3,577	392	—	7,694
Intangible assets, net of accumulated amortization	208,167	143,756	4,241	—	356,164
Goodwill	359,002	214,585	—	—	573,587
Other assets	2,275	10,753	—	—	13,028
Investment in subsidiaries	68,252	296,464	(5,839)	(358,877)	—

Total assets	$725,594	$703,680	$2,377	$(367,168)	$1,064,483

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$4,919	$10,539	$688	$(5,529)	$10,617
Accrued expenses	24,208	4,524	412	(3,979)	25,165
Acquisition related payables	238	—	—	—	238
Deferred revenue and customer deposits	2,225	1,759	96	—	4,080
Accrued interest	—	7,385	—	—	7,385
Other current liabilities	1,035	19	8	—	1,062

Total current liabilities	32,625	24,226	1,204	(9,508)	48,547
Deferred income taxes	49,815	32,421	1,311	—	83,547
Senior secured notes, net of unamortized discount	—	297,523	—	—	297,523
Other liabilities	5,300	50	—	—	5,350

Total liabilities	87,740	354,220	2,515	(9,508)	434,967

Total stockholders’ equity	637,854	349,460	(138)	(357,660)	629,516

Total liabilities and stockholders’ equity	$725,594	$703,680	$2,377	$(367,168)	$1,064,483

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

($ in thousands)	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$59,075	$47,586	$2,208	$(9,791)	$99,078
Cost of revenue (excludes depreciation and amortization)	28,159	19,554	27	(9,791)	37,949

Gross margin	30,916	28,032	2,181	—	61,129

Operating expenses:
Sales	1,612	1,339	—	—	2,951
Marketing	6,734	7,436	1,903	—	16,073
Product development	1,443	1,936	8	—	3,387
General and administrative	4,104	3,366	372	—	7,842
Acquisition related expenses and related party fees	1,473	—	—	—	1,473
Depreciation and amortization	6,045	4,999	(198)	—	10,846

	21,411	19,076	2,085	—	42,572

Income from operations	9,505	8,956	96	—	18,557
Interest expense, net	31	(9,264)	(164)	—	(9,397)
(Loss) earnings in equity investments, net of tax	(245)	189	—	56	—

Other (expense)/income	(214)	(9,075)	(164)	56	(9,397)

Income/(loss) before income taxes	9,291	(119)	(68)	56	9,160
Income tax expense (benefit)	4,230	(131)	—	—	4,099

Net income (loss)	$5,061	$12	$(68)	$56	$5,061

Accumulated preferred dividend					(9,268)

Net loss attributable to common stockholders					$(4,207)

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

MARCH 31, 2011

(Unaudited)

Bankrate, Inc., and Subsidiaries

Condensed Consolidating Statement of Cash Flows

For the three months ended March 31, 2011

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(2,703)	$331	$671	$(1,701)
Cash flows from investing activities
Purchases of furniture, fixtures and equipment and capitalized website development costs	(910)	(867)	(19)	(1,796)
Cash used in business acquisitions, net	(13,440)	—	—	(13,440)
Restricted cash	2	—	—	2
Cash paid for acquisition earnouts	(76)	—	—	(76)

Net cash used in investing activities	(14,424)	(867)	(19)	(15,310)
Cash flows from financing activities
Payments to dissenting stockholders	(61,253)	—	—	(61,253)

Net cash used in financing activities	(61,253)	—	—	(61,253)
Effect of exchange rate on cash and cash equivalents	—	—	(145)	(145)

Net (decrease) increase in cash	(78,380)	(536)	507	(78,409)
Cash—beginning of period	108,447	5,014	1,293	114,754

Cash—end of period	$30,067	$4,478	$1,800	$36,345

Report of Independent Auditors

To the Board of Directors and

Stockholders of NetQuote Holdings, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of NetQuote Holdings, Inc. and its subsidiary (the “Company”) at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

May 7, 2010

NetQuote Holdings, Inc.

Consolidated Balance Sheet

December 31, 2009

Assets
Current assets
Cash and cash equivalents	$16,168,231
Accounts receivable, net of allowance of $1,349,203	9,248,002
Prepaid expenses and other current assets	497,628

Total current assets	25,913,861
Property and equipment, net	5,935,946
Goodwill	49,764,207
Intangible assets, net	11,792,776
Investment	500,000
Other assets	62,582

Total assets	$93,969,372

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,393,623
Interest payable	349,521
Accrued liabilities	3,792,337
Deferred revenue	728,454
Income taxes payable	35,000
Current portion of notes payable	4,000,000

Total current liabilities	14,298,935
Notes payable	29,973,500
Deferred income taxes	5,501,855
Accrued rent	440,674
Interest payable	3,937,500

Total liabilities	54,152,464

Commitments and contingencies (Note 9)
Series A mandatorily redeemable convertible preferred stock, $0.01 par value, 24,000,000 shares authorized, and 22,817,482 shares issued and outstanding at December 31, 2009 (aggregate liquidation preference of $73,962,125)	56,687,745
Stockholders’ deficit
Common stock, $0.01 par value, 29,000,000 shares authorized, 278,450 shares issued and outstanding at December 31, 2009	2,785
Additional paid-in capital	4,902,506
Accumulated deficit	(21,776,128)

Total stockholders’ deficit	(16,870,837)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$93,969,372

The accompanying notes are an integral part of these consolidated financial statements.

NetQuote Holdings, Inc.

Consolidated Statement of Operations

Year ended December 31, 2009

Revenue	$98,479,908
Cost of revenue (excluding depreciation and amortization, shown separately below)	(63,348,214)
Salaries and benefits	(12,633,639)
Other selling, general and administrative	(9,364,959)
Depreciation and amortization	(7,893,623)

Total cost of revenue and operating expenses	(93,240,435)

Income from operations	5,239,473
Interest expense	(3,961,331)
Gain on legal settlement	152,423

Total other expense	(3,808,908)

Income before income taxes	1,430,565
Income tax expense	(1,281,979)

Net income	$148,586

NetQuote Holdings, Inc.

Consolidated Statement of Changes in Mandatorily Redeemable

Convertible Preferred Stock and Stockholders’ Deficit

Year ended December 31, 2009

	Mandatorily Redeemable Convertible Preferred Stock Series A		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2009	22,817,482	$56,687,745	196,350	$1,964	$3,487,662	$(21,924,714)	$(18,435,088)
Issuance of common stock pursuant to options exercised	—	—	82,100	821	164,200	—	165,021
Stock based compensation	—	—	—	—	1,250,644	—	1,250,644
Net income	—	—	—	—	—	148,586	148,586

Balances at December 31, 2009	22,817,482	$56,687,745	278,450	$2,785	$4,902,506	$(21,776,128)	$(16,870,837)

The accompanying notes are an integral part of these consolidated financial statements.

NetQuote Holdings, Inc.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities
Net Income	$148,586
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,893,623
Provision for bad debt expense	2,570,720
Non-cash interest expense	965,770
Stock based compensation expense	1,250,644
Deferred tax expense	1,261,979
Accrued rent	440,674
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in acquisition of businesses
Accounts receivable	(4,369,759)
Prepaid expenses and other assets	84,741
Accounts payable	297,643
Interest payable	856,854
Taxes payable	20,000
Accrued liabilities	1,245,898
Deferred Revenue	619,644

Net cash provided by operating activities	13,287,017

Cash flows from investing activities
Purchases of property and equipment	(4,630,497)
Purchase of investment	(500,000)
Purchase of intangible assets	(202,065)

Net cash used in investing activities	(5,332,562)

Cash flows from financing activities
Repayment of capital lease obligations	(7,895)
Repayment of borrowings	(3,000,000)
Proceeds from issuances of common stock	165,021

Net cash used in financing activities	(2,842,874)

Net increase in cash and cash equivalents	5,111,581
Cash and cash equivalents
Beginning of period	11,056,650

End of period	$16,168,231

Supplemental disclosure of cash flow information
Interest paid	$2,197,073

The accompanying notes are an integral part of these consolidated financial statements.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Company Background and Significant Accounting Policies

Organization

NetQuote Holdings, Inc., a Delaware corporation (the “Company”), was formed and incorporated in July 2005, and acquired 100% of the voting equity interests of NetQuote, Inc. on August 16, 2005. Between the date of formation of the Company and the acquisition of NetQuote, Inc. there was no activity. The Company provides insurance consumers with a free way to comparison shop for their insurance needs. The Company works with hundreds of partner companies and thousands of insurance agents to create a customized insurance market for consumers and agents. The Company does not sell insurance and the partner companies and insurance agents are third parties and are not employees of the Company.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from these estimates.

Risks and Uncertainties

The Company’s operations are subject to certain risks and uncertainties, which include, but are not limited to: unpredictability of future revenue, uncertain economic conditions, variations in consumer usage of the Internet to shop for and purchase insurance, changes in the Company’s relationships with existing insurance companies and/or strategic partners, insurance industry regulation, competing Internet strategies by either current or potential competitors, the Company’s ability to attract and retain new insurance providers and strategic partners, significant changes in the insurance industry or changes in consumer buying behaviors which could adversely affect the Company’s operating results, the Company’s ability to attract and retain key employees, or other unforeseen factors.

The Company’s revenue is principally derived from the sale of completed applications by insurance consumers (“Insurance Shoppers”) to its network of Insurance agents and/or Insurance Companies (“Customers”) throughout the United States of America. Insurance Shoppers are directed to the Company’s websites by search engines and other third party Internet websites (“Traffic Sources”) primarily through online advertising, the market for which is highly competitive and rapidly changing. The Company obtained a significant number of customer applications from the following Traffic Sources for the years ended December 31, 2009:

Traffic Sources

Source A	11.8%
Source B	14.8%
Source C	14.5%

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and revenue. Although cash and cash equivalents balances exceed applicable insurance limits, the Company believes these balances are with creditworthy financial institutions.

The Company had one customer in 2009 who accounted for more than 10% of revenue (11.2% in 2009) or total accounts receivable balance.

The Company performs initial and ongoing credit evaluations of its Customers’ financial condition and generally requires no collateral. The Company minimizes credit risk by enrolling a significant number of its Customers on a monthly auto-pay system, whereby the Customer’s credit card is automatically charged for each month’s activity.

The Company reviews accounts receivable on a periodic basis to determine if any specific receivables could be potentially uncollectible. Further, for the purpose of determining its total provision for uncollectible accounts, the Company also considers historical losses and current economic conditions when evaluating past due amounts to determine the likeliness that collection will occur. Based on current customer credit information, the Company believes the allowance for doubtful accounts at December 31, 2009 is adequate.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, capital leases and notes payable. The carrying amounts of the Company’s financial instruments excluding notes payable, approximate fair value due to their short maturities. Based upon the borrowing rate currently available to the Company, for notes with similar terms and average maturities, the fair value of the notes payable, calculated as the present value of future cash outflows, was approximately $33,400,603 as compared to the net carrying amount of $33,973,500 as of December 31, 2009.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of three to five years. Internally developed software costs are capitalized in accordance with accounting standards which require certain costs incurred during the application development stage to be capitalized once certain criteria are met. Internally developed software costs are amortized on a straight-line method over the estimated useful lives of the asset, generally three years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the respective assets or the lease term. Repairs and maintenance costs are expensed as incurred.

Long-Lived Assets

The Company evaluates long-lived assets other than goodwill based on undiscounted cash flows, whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable. If that evaluation indicates that an impairment has occurred, any loss is measured based on a comparison of the

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

fair value to the carrying value of the related asset. Fair value is estimated based on the best information available in the circumstances using an appropriate valuation technique.

In 2009, the Company purchased an investment in an LLC for $500,000. The Company’s investment represents approximately 5% of the total ownership interests of the LLC and therefore, the Company has virtually no influence over the operating and financial policies of the LLC. As such, the Company has determined to account for the investment using the cost-method. The investment does not have a readily determined fair value and at December 31, 2009, the Company has evaluated whether an event or change in circumstances has occurred since the purchase of the investment that may have a significant adverse affect or indicate impairment and none were noted.

Goodwill

Goodwill represents the excess of the purchase price over the fair market value of the net assets of the acquired businesses at the dates of acquisition. The Company tests for impairment at least annually, or whenever events or changes in circumstances indicate the carrying value may not be recoverable, using a two-step process. The first step identifies potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair market value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with its carrying amount. If the implied goodwill is less than its carrying amount, an impairment is recorded.

The Company performed its annual goodwill impairment test at December 31, 2009, and no impairment was recorded.

Revenue Recognition

The Company generates revenue by providing leads to insurance agents from applications received from consumers through the Company’s websites. The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the insurance agent exists, (ii) delivery of the lead to the insurance agent has occurred, (iii) the price to the insurance agent is fixed or determinable and (iv) collectability of the sales price is reasonably assured. Revenue is recognized from each lead at the time the consumer information is forwarded to the insurance agent and the Company has no further obligation to the consumer or insurance agent. The Company’s customers may apply for credits on leads that are invalid or otherwise do not meet the customer’s needs by either enrolling for an automatic 10% discount on all leads or applying for a credit on a lead-by-lead basis. Revenue is reduced for estimated customer credit memos. Payments received in advance of revenue recognition are recorded as deferred revenue.

The Company purchases applications from certain third party vendors that the Company sells to its agent network. Further, the Company sells applications to these same vendors who in turn sell these applications to their agent network. The Company receives/pays monies from/to these vendors based upon an agreed-upon formula for the applications. The Company records revenue from these vendors on a gross basis based on the agreed-upon contract rates. For the year ended December 31, 2009, sales of applications to vendors amounted to $9.8 million.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Accounting for Stock Based Compensation

The Company has calculated the fair value of share based awards granted in 2009 using the Black-Scholes-Merton (“BSM”) option-pricing model and recognizes the expense straight line over the requisite service period. The BSM model requires various assumptions including expected option life, volatility, and forfeiture rates. If any of the assumptions used in the BSM model change significantly, stock based compensation expense for future share based awards may differ materially in the future from that recorded in the current period.

Costs of Revenue

Costs of revenue consist primarily of advertising costs paid to Traffic Sources for the transfer of an Insurance Shopper to the Company’s website as well as the purchase of applications from vendors. Advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2009 was $61,072,143 and is included in cost of revenue in the consolidated statements of operations. Costs of revenue include the purchase of applications from vendors.

Income Taxes

Income taxes are accounted for under the asset and liability method under which deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates relate to the allowance for doubtful accounts, useful lives of property and equipment, useful lives of intangible assets, reserves for credits, accrued expenses and financial forecasts.

Subsequent Events

These consolidated financial statements reflect management’s consideration of the accounting and disclosure implications of subsequent events through May 7, 2010.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Project—In June 2009, the FASB established the FASB Accounting Standards Codification (“the Codification”) as the source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. The adoption of the Codification as the source of authoritative GAAP had no impact on the consolidated financial statements.

Income taxes—In 2009 the Company adopted a new accounting standard which establishes the accounting for uncertainty in income taxes recognized in the Company’s financial statements. As a result, the Company

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities. Adoption of this standard did not have a material effect on the consolidated financial statements.

Business Combinations—In 2009, the Company adopted the new business combination standard which requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest recorded in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired, liabilities assumed and noncontrolling interest recorded requiring the expensing of most acquisition related costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This guidance applies to business acquisitions occurring on or after January 1, 2009. Adoption of this standard did not have a material effect on the consolidated financial statements.

Fair Value Guidance When Not in an Orderly Market—In April 2009, the FASB issued an additional standard for measuring the price that would be received to sell an asset or transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants under market conditions at the measurement date. This fair value guidance indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased from normal conditions or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Adoption of this standard did not have a material effect on the consolidated financial statements.

Subsequent Events—In May 2009, the FASB codified the guidance regarding disclosure of events occurring subsequent to the balance sheet date. The guidance does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company has evaluated subsequent events and disclosed those events in Note 10. Adoption of this standard did not have a material effect on the consolidated financial statements.

Consolidation of Variable Interest Entities—In June 2009, the FASB amended the accounting and disclosure standard for the consolidation of VIEs. The quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE was replaced with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Portions of the standard are effective for the Company’s annual reporting period beginning January 1, 2010 while others have been deferred by the FASB. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

2. Balance Sheet Components

Certain balance sheet components at December 31, 2009 are as follows:

Property and equipment
Computer hardware	$3,334,089
Computer software	4,833,191
Furniture and fixtures	494,973
Leasehold improvements	932,921

9,595,174
Less: Accumulated depreciation	(3,659,228)

Property and equipment, net	$5,935,946

Depreciation expense for the year ended December 31, 2009 totaled $1,838,951.

Accrued liabilities
Accrued bonus	$1,013,532
Vendor accruals	2,004,974
Wages and benefits	773,831

$3,792,337

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

3. Intangible Assets and Goodwill

Intangible assets consist of the following at December 31, 2009:

		December 31, 2009
	Useful Life (Months)	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
August 16, 2005 NetQuote, Inc. acquisition related intangibles
Domain name portfolio	84	$10,050,000	$6,283,180
Trademark/Tradename portfolio	60	4,159,000	3,640,243
Non-compete agreements—Former Owners	48	1,064,000	1,064,000
Non-compete agreements—Employees	44	1,628,000	1,628,000
Affiliate network	48	5,043,000	5,043,000
Customer relationships	84	11,006,000	6,880,863
Core technology	84	7,139,000	4,463,246
Insurance4USA.com acquisition related intangibles
Domain name portfolio	84	43,000	19,964
Trademark/Tradename portfolio	60	4,000	2,600
Non-compete agreements	36	330,000	330,000
Affiliate network	60	4,000	2,600
Customer relationships	84	365,000	169,464
Core technology	84	4,000	1,857
LocalInsurance.com acquisition related intangibles
Domain name portfolio	84	86,000	39,334
Trademark/Tradename portfolio	60	6,333	4,055
Non-compete agreements	24	450,000	450,000
Affiliate network	60	6,333	4,055
Customer relationships	84	445,000	203,531
Core technology	84	6,334	2,897
Other
Domain name—Autoinsurancequotes.com	84	200,000	19,048
Domain name—InsuranceQuoteMart.com	36	2,065	574
Domain name—Freeautorates.net	84	6,820	2,598

Total		$42,047,885	$30,255,109

All intangible assets are amortized on a straight-line basis, (which is proxy for the period of expected economic benefit) over their estimated useful lives. Amortization expense of intangible assets was $6,054,672 for the year ended December 31, 2009. Estimated annual amortization over each of the next five years is expected to be as follows:

Year ending December 31,
2010	$4,716,601
2011	4,196,933
2012	2,677,277
2013	134,974
2014	28,896
Thereafter	38,095

$11,792,776

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

No impairment of goodwill was recorded during 2009. There were no other changes in the carrying amount of goodwill during 2009.

4. Notes Payable

On January 3, 2008, the Company borrowed aggregate principal amounts of $25,500,000 from a third party in the form of a term note (“2008 Term Note”). The 2008 Term Note matures on May 1, 2011, but is immediately due if the Company has a qualified public offering, issues additional debt securities, disposes of significant assets or property, or if the Company is sold. The 2008 Term Note bore an initial interest rate of 10.5%. The applicable interest rate is adjusted annually and is a rate of interest per annum equal to the sum of 6% plus LIBOR applicable to the interest rate period. At no time will the interest rate be less than 9.5% or greater than 11.5% per annum. Principal and interest are payable quarterly. The 2008 Term Note is collateralized by substantially all of the assets, capital stock (excluding stock options), and other outstanding equity interests of the Company. The Term Note also includes ongoing financial covenants including a maximum leverage ratio and a minimum consolidated EBITDA. As of December 31, 2009, the Company was in compliance with all financial covenants. At July 31, 2008, the interest rate was adjusted to 9.5%, where it remained at December 31, 2009.

In 2005, the Company borrowed aggregate principal amounts of $15,000,000 from the former owners of NetQuote, Inc. in the form of a subordinated promissory note (“Subordinated Notes”) which mature on August 16, 2011. The Subordinated Notes have a stated interest rate of 6%. As this was a below market rate, a debt discount of $5,367,520 was recognized to reflect an estimated market rate of 15%. Since inception, $3,341,020 of amortization of the discount was incurred as interest expense, resulting in an ending balance of $12,973,500 as of December 31, 2009. No principle or interest payments are due until the Subordinated Notes mature. The Company did not incur debt issuance costs associated with obtaining the Subordinated Notes. The Subordinated Notes are junior to the Preferred Stock in a liquidation event.

In 2009, $69,953 of interest was capitalized as internally developed software costs.

Scheduled principal maturities of notes payable are as follows:

Year ending December 31,
2010	$4,000,000
2011	32,000,000

$36,000,000

5. Preferred Stock

The Company is authorized to issue up to 24,000,000 shares of Preferred Stock. As of December 31, 2009, the Company has issued 22,817,482 shares of Series A Preferred Stock for $56,687,745 of net cash proceeds. The holders of Series A Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Series A Preferred Stock are entitled to vote, together with the holders of the common stock, on all matters submitted to stockholders. Each Series A Preferred Stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Dividends

Holders of the Series A Preferred Stock shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on common stock. Dividends on the Series A Preferred Stock shall accrue daily at a rate of 6% per annum (compounded quarterly) of the sum of the original issue price and all accumulated and unpaid dividends. Dividends will be payable only when, and if declared by the Board of Directors and accrue whether or not declared by the Board of Directors. No dividends have been declared or paid by the Company since inception; however, the Company has included dividends of $4,276,177 for the year ended December 31, 2009, in the liquidation preference in accordance with the terms noted above. Total dividends included in the liquidation preference at December 31, 2009, was $16,918,419.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a greater than 50% change in control, whether voluntary or involuntary, the holders of the then outstanding Series A Preferred Stock shall receive for each share, an amount equal to the original issuance price of the Preferred Stock, plus all accrued but unpaid dividends thereon, payable in preference and priority to any payments made to the holders of the then outstanding common stock. As there is not a fixed or determinable redemption date, the Company has not recorded the accretion of dividends.

Conversion

The Series A Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance, into a number of common stock shares determined by multiplying the number of Series A Preferred shares to be converted by the applicable conversion rate at the date of the conversion. Series A Preferred Stock conversion rate was initially set at $2.50. However, the conversion rate is subject to change each time common stock is issued, except for common stock issued pursuant to stock option exercises or grants to employees, and is calculated as the sum of (1) the product derived by multiplying the conversion rate in effect immediately prior to such issue or sale of common stock by the number of shares of common stock deemed outstanding immediately prior to such issue or sale plus (2) the consideration received by the Company for the issue or sale of common stock divided by the number of shares of common stock outstanding immediately after such issue or sale of common stock. Management evaluates the potential existence of a beneficial conversion feature at any time the conversion rate is adjusted due to the issuance of common stock. At December 31, 2009, each share of Series A Preferred Stock is convertible into shares of common stock at a 1:1 ratio.

Redemption

A change in control, in which the Series A Preferred Stockholder loses the voting power to elect a majority of the Company’s Board of Directors, is considered a liquidation event and, as such, a redemption event outside the control of the Company. Therefore, all Series A Preferred Stock are considered mandatorily redeemable at December 31, 2009.

6. Stock Options and Employee Benefits

Stock Option Program

The Company established the 2005 Equity Incentive Plan (the “Plan”) to grant incentive and nonqualified stock options to employees, directors, and consultants for the purchase of common stock. Options granted under

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

the Plan generally vest at a rate of no less than 25% per year and expire no more than 10 years from the date of grant. Pursuant to the Plan, incentive stock options are granted at an exercise price not less than the fair value of the common stock on the date of grant as determined by the Board of Directors. At December 31, 2009, the Company had reserved an aggregate of 3,288,888 shares of common stock for issuance under the Plan. At December 31, 2009, there were 1,022,020 shares available for grant under the Plan.

The Company has computed the fair value of options granted using the BSM option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. For stock option grants issued during 2009, the Company estimated volatility utilizing a weighted average of comparable published volatilities. The Company applied the simplified method to determine the expected term of grants. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of each grant. The Company has estimated the future annual forfeiture rate at 18% after evaluating historical and expected employee turnover. Accordingly, the Company has computed the fair value of all options granted during the period ended December 31, 2009, using the BSM option pricing model and the following weighted average assumptions:

Expected volatility	65.00%
Expected dividends	0%
Expected life (in years)	6.25
Risk free rate (average)	2.33%
Estimated forfeiture rate	18%

The following is a summary of stock option activity:

	Number of Options	Weighted- Average Exercise Price	Options Exercisable
			Number Exercisable	Weighted- Average Exercise Price
Outstanding at January 1, 2009	2,460,843	$2.83	1,071,948	$2.46
Granted	508,117	1.74	600,476	1.75
Exercised	(82,100)	2.01	(82,100)	2.01
Canceled/forfeited	(161,192)	2.76	(99,943)	2.55

Outstanding at December 31, 2009	2,725,668	$2.66	1,490,381	$2.60

The aggregate intrinsic value for options exercised in 2009 was $43,513.

All stock options outstanding and exercisable under the Plan at December 31, 2009, have a weighted average exercise price of $2.66. The weighted-average remaining contractual life of options outstanding at December 31, 2009 was 7.7 years. The aggregate negative intrinsic value for options outstanding is $302,425. The weighted average remaining contractual term for options exercisable was 7.1 years. The aggregate negative intrinsic value for options exercisable is $83,026. The weighted-average fair value of options granted during the year ended December 31, 2009, was $1.09. The total grant date fair value of options vested during 2009 was $1,356,189.

The Company recorded compensation expense for the year ended December 31, 2009, of $924,739. The unamortized portion of compensation expense as of December 31, 2009 is $1,983,043 which will be amortized over a weighted average period of 3 years.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

7. Restricted Stock Purchase Agreement and Promissory Notes

The Company entered into a Restricted Stock Purchase Agreement during 2006 with an officer of the company, (the “Purchaser”). Under the Restricted Stock Purchase Agreement, the Purchaser agreed to purchase 1,192,447 shares of Common Stock at $1.96 per share, or $2,337,196, payable via $11,628 in cash, $1,162,784 in a Recourse Promissory Note (the “Recourse Note”), and $1,162,784 in a Non-Recourse Promissory Note (the “Non-Recourse Note”, collectively the “Notes”). Each Note bears interest at 4.84% compounding annually, with principal and interest due on August 16, 2010. The Notes are collateralized by the purchased Common Stock, as set forth in a Stock Pledge Agreement. Under the terms of the Notes, in the event of default, the Company may seek recourse against the Purchaser for amounts due under the Recourse Note and may not seek recourse against the Purchaser for amounts due under the Non-Recourse Note. Under the Restricted Stock Purchase, the shares vest at 25% after one year and monthly thereafter over 36 months. On November 4, 2008, 124,606 shares were cancelled and returned to the Company. In exchange for the cancelled shares a partial forgiveness of the note in the amount of $244,228 was given to the Purchaser. The Company may repurchase any unvested shares.

The receipt of the Notes as consideration for the issuance of the shares and the vesting provisions of the Restricted Stock Purchase Agreement are considered to constitute an option to be accounted for as an option, whereby compensation cost is recorded based upon the fair value of the option using the Black-Scholes option pricing model. The Company recorded compensation expense of $325,905 in 2009, associated with the shares issued under the Restricted Stock Purchase Agreement. The unamortized portion of compensation expense as of December 31, 2009 was $108,635 which the Company will recognize over the remaining life of the Restricted Stock Purchase Agreement.

Details of the BSM option pricing model used to value this 2006 award are as follows:

Expected volatility	91.25%
Expected dividends	0.00%
Expected term (in years)	4.00%
Risk free rate	0.00%
Estimated forfeiture rate	0.00%

8. Income Taxes

At December 31, 2009, the Company had net operating loss carryforwards of approximately of $7,111,568 for both federal and state income tax purposes which may be used to offset future taxable income. These carryforwards begin to expire in 2025 through 2028. If certain substantial changes in the Company’s ownership should occur, there may be an annual limitation on the amount of the carryforwards which can be utilized.

The provision for income taxes for the year ended December 31, 2009 consists of the following:

Current:
Federal	$20,000
State	—

Total current	20,000

Deferred tax expense
Federal	1,162,349
State	99,630

Total deferred tax expense	1,261,979

Provision for income taxes	$1,281,979

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

The tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax liability as of December 31, 2009 are as follows:

Deferred tax assets
Net operating loss carryforwards	$2,434,032
Amortization on intangibles	12,283,048
Reserves and accruals	318,430
Amortization on debt issuance cost	26,621
Discount amortization	1,386,011
State taxes	66,704
Depreciable assets	—

Total deferred tax assets, before valuation allowance	16,514,846
Valuation allowance	(10,610,773)

Net deferred tax asset	5,904,073

Deferred tax liabilities
Goodwill	5,501,855
Other intangible assets	4,764,162
Depreciable assets	989,483
Investment in LLC	150,428

Total deferred tax liabilities	11,405,928

Total net deferred tax liability	$5,501,855

Approximately $53,000,000 of goodwill is expected to be deductible for tax purposes.

A valuation allowance has been provided against the Company’s deferred tax assets. Based on the weight of available evidence, it is management’s opinion that it is more likely than not that such benefit would not be realized.

The Company has accounted for income taxes reflecting a step up in basis of assets acquired in connection with the purchase of NetQuote, Inc.

The expense for income tax is primarily the result of deferred tax expense and differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes as follows for the year ended December 31, 2009:

U.S. federal income tax expense at statutory rates	$500,698
Permanent items	471,960
Change in valuation allowance	254,017
State income taxes	42,917
Other	12,387

Provision for income taxes	$1,281,979

Effective January 1, 2009, the Company adopted new recognition and measurement provisions for uncertain tax positions. For tax benefits to be recognized under this model, the tax position related to the benefit must be more likely than not to be sustained upon examination by the taxing authorities. The Company has evaluated its tax positions and has determined that it does not have any uncertain tax positions. Accordingly, it

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

does not recognize a liability for income taxes associated with unrecognized tax benefits in its financial statements for the year ended December 31, 2009. At December 31, 2009, tax years 2006 through 2009 remain open to examination under the statute of limitations. The tax period ended December 31, 2005, remains open to examination under the statute of limitations to the extent of net operating losses generated.

9. Commitments and Contingencies

The Company leases office space under an operating lease that expires on December 31, 2013. The Company is responsible for occupancy costs including taxes, insurance and maintenance under this lease.

The following summarizes future minimum lease payments under operating leases having an initial or remaining non-cancelable term of one year or more at December 31, 2009.

Operating Leases
2010	$876,685
2011	897,799
2012	781,549
2013	691,451
2014	—

$3,247,484

Rent expense for the year ended December 31, 2009 was $687,348.

Contingencies

From time to time, the Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. During 2009, the Company was in litigation with a third party and on April 17, 2009, the Company entered into a settlement agreement with that third party for approximately $3,200,000. The terms of the settlement required the third party to pay the Company $1,400,000 in cash on or before June 30, 2009. The remaining $1,800,000 was to be paid in the form of a lead generation agreement whereby the third party agreed to provide the Company with insurance leads beginning June 1, 2009. A portion of the proceeds generated from the sale of these leads would be used to reduce the $1,800,000 balance. The Company received $152,423 in cash during 2009 in partial fulfillment of the settlement and recognized a gain for the amount received in the Consolidated Statement of Operations for the year ended December 31, 2009. During 2009, the third party filed a Chapter 11 bankruptcy petition and it is unlikely the third party will comply with the terms of the settlement agreement. The Company is not currently aware of any other legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Indemnifications and Guarantor Arrangements

During the ordinary course of business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sale of its products, indemnities for liabilities associated with the infringement of other parties’ technology and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

State of Delaware. The duration of these indemnities, commitments and guarantees does not provide for any limitation of the maximum potential future payments the Company could be obligated to make.

To date, the Company has not incurred any material costs as a result of these indemnities, commitments and guarantees and has not accrued any liabilities related to such indemnities, commitments and guarantees in the financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification.

10. Subsequent Events

During the March 2010 board of directors meeting, the board amended the Company’s 2005 equity incentive plan by raising the number of shares of common stock that may be issued over the term of the plan to 3,988,888 from the previous level of 3,288,888.

On April 1, 2010, the Company purchased assets of a third party for $1,007,778. The purchase was facilitated by the third party’s bankruptcy auction advisors. The Company had entered into a legal settlement with the third party prior to the third party’s bankruptcy proceedings. The asset purchase relieves the obligations of the third party to the Company. The purchase price was adjusted by an amount owed by the third party to the Company ($900,000) and adjusted further for the assumption by the Company of certain prepaid accounts having a value of ($107,778).

NetQuote Holdings, Inc.

Condensed Consolidated Balance Sheet

June 30, 2010

June 30, 2010
(Unaudited)
Assets
Cash and cash equivalents	$17,740,456
Accounts receivable, net of allowance of $1,251,141	12,993,484
Prepaid expenses and other current assets	349,554

Total current assets	31,083,494
Property and equipment, net	6,567,294
Goodwill	49,764,207
Intangible assets, net	9,290,453
Investment	500,000
Other assets	81,830

Total assets	$97,287,278

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$5,558,312
Interest payable	311,784
Accrued liabilities	4,684,053
Deferred revenue	1,123,792
Income taxes payable	297,906
Current portion of notes payable	19,000,000

Total current liabilities	30,975,847
Notes payable	13,513,133
Deferred income taxes	5,828,241
Accrued rent	364,994
Interest payable	4,387,500

Total liabilities	55,069,715

Commitments and contingencies (Note 9)
Series A mandatorily redeemable convertible preferred stock, $0.01 par value, 24,000,000 shares authorized, and 22,817,482 shares issued and outstanding (aggregate liquidation preference of $76,197,630)	56,687,745
Stockholders’ deficit:
Common stock, $0.01 par value, 29,000,000 shares authorized, 344,638 shares issued and outstanding	3,446
Additional paid-in capital	5,553,025
Accumulated deficit	(20,026,653)

Total stockholders’ deficit	(14,470,182)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$97,287,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

NetQuote Holdings, Inc.

Condensed Consolidated Statements of Operations

June 30, 2009 and 2010

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(Unaudited)
Revenue	$48,856,135	$55,011,856
Cost of revenue (excluding depreciation and amortization)	(30,781,449)	(35,724,057)
Salaries and benefits	(6,501,429)	(6,734,791)
Other selling, general and administrative	(4,291,494)	(4,592,979)
Depreciation and amortization	(4,149,489)	(3,878,776)

Total cost of revenue and operating expenses	(45,723,861)	(50,930,603)

Income from operations	3,132,274	4,081,253
Interest expense	(1,984,360)	(1,866,467)
Gain on legal settlement	—	150,581

Total other expenses, net	(1,984,360)	(1,715,886)

Income before income taxes	1,147,914	2,365,367
Income tax expense	(283,339)	(615,893)

Net income	$864,575	$1,749,474

The accompanying notes are an integral part of these condensed consolidated financial statements.

NetQuote Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

June 30, 2009 and 2010

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(Unaudited)
Cash flows from operating activities
Net Income	$864,575	$1,749,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,149,489	3,878,776
Provision for bad debt expense	1,021,137	1,075,852
Non-cash interest expense	464,897	539,633
Stock based compensation expense	588,789	518,143
Accrued rent	435,282	(75,680)
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in acquisition of businesses
Accounts receivable	(3,636,358)	(4,821,334)
Prepaid expenses and other assets	127,555	128,828
Accounts payable	(380,177)	164,688
Interest payable	425,656	412,263
Income taxes payable	6,210	262,906
Accrued liabilities	846,209	891,717
Deferred revenue	(95,769)	395,338
Deferred income taxes	277,129	326,386

Net cash provided by operating activities	5,094,624	5,446,990

Cash flows from investing activities
Purchases of property and equipment	(2,255,851)	(1,995,303)
Purchase of intangible assets	(214,712)	(12,500)

Net cash used in investing activities	(2,470,563)	(2,007,803)

Cash flows from financing activities
Repayment of borrowings	(1,507,895)	(2,000,000)
Proceeds from issuances of common stock	162,810	133,038

Net cash used in financing activities	(1,345,085)	(1,866,962)

Net increase in cash and cash equivalents	1,278,976	1,572,225
Cash and cash equivalents
Beginning of period	11,056,650	16,168,231

End of period	$12,335,626	$17,740,456

Supplemental disclosure of cash flow information
Interest paid	$1,093,807	$914,571
Taxes paid	—	26,601

The accompanying notes are an integral part of these condensed consolidated financial statements.

NetQuote Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

June 30, 2009 and 2010

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of NetQuote Holdings, Inc (the “Company”).

The Company has prepared these unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, applicable to interim financial information. These interim financial statements are prepared on the same basis and should be read in conjunction with the audited financial statements and related notes included in the Company’s consolidated financial statements for the year ended December 31, 2009. Interim results are not necessarily indicative of the results to be expected for the full year, and no representation is made thereto.

In the opinion of management, these condensed consolidated financial statements include all adjustments necessary to state fairly the financial position and result of operations for each interim period shown. All adjustments occur in the ordinary course of business and are of a normal recurring, nature.

2. Summary of Significant Accounting Policies

Our significant accounting policies were described in Note 1 of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2009. These accounting policies have not significantly changed.

3. Significant Customers and Concentrations of Credit Risk

The Company had one customer in the first six months of 2010 and 2009 who accounted for more than 10% of revenue (13% in 2010 and 11% in 2009).

4. Note Payable

On January 3, 2008, the Company borrowed aggregate principal amounts of $25,500,000 from a third party in the form of a term note (“2008 Term Note”). The 2008 Term Note matures on May 1, 2011, but is immediately due if the Company has a qualified public offering, issues additional debt securities, disposes of significant assets or property, or if the Company is sold. The 2008 Term Note bore an initial interest rate of 10.5%. The applicable interest rate is adjusted annually and is a rate of interest per annum equal to the sum of 6% plus LIBOR applicable to the interest rate period. At no time will the interest rate be less than 9.5% or greater than 11.5% per annum. Principal and interest are payable quarterly. The 2008 Term Note is collateralized by substantially all of the assets, capital stock (excluding stock options), and other outstanding equity interests of the Company. The Term Note also includes ongoing financial covenants including a maximum leverage ratio and a minimum consolidated EBITDA. As of June 30, 2010, the Company was in compliance with all financial covenants. At July 31, 2008, the interest rate was adjusted to 9.5%, where it remained at June 30, 2010.

In 2005, the Company borrowed aggregate principal amounts of $15,000,000 from the former owners of NetQuote, Inc. in the form of a subordinated promissory note (“Subordinated Notes”) which mature on August 16, 2011. The Subordinated Notes have a stated interest rate of 6%. As this was a below market rate, a debt discount of $5,367,520 was recognized to reflect an estimated market rate of 15%. Since inception, $3,880,651 of amortization of the discount was incurred as interest expense, resulting in an ending balance of $13,513,131 as of June 30, 2010. No principle or interest payments are due until the Subordinated Notes mature. The Company did not incur debt issuance costs associated with obtaining the Subordinated Notes. The Subordinated Notes are junior to the Preferred Stock in a liquidation event.

NetQuote Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

June 30, 2009 and 2010

Scheduled principal maturities of notes payable are as follows:

Year ending December 31,
2010 (remaining six months)	$2,000,000
2011	32,000,000

$34,000,000

5. Commitments and Contingencies

The Company leases office space under an operating lease that expires on December 31, 2013. The Company is responsible for occupancy costs including taxes, insurance and maintenance under this lease.

The following summarizes future minimum lease payments under operating leases having an initial or remaining non-cancelable term of one year or more at June 30, 2010.

Operating Leases
2010 (remaining six months)	$449,218
2011	919,549
2012	867,066
2013	707,845
2014	—

$2,943,678

Rent expense for the six months ended June 30, 2010 and June 30, 2009 was $413,955 and $485,706, respectively.

Contingencies

From time to time, the Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. During 2009, the Company was in litigation with a third party and on April 17, 2009, the Company entered into a settlement agreement with that third party for approximately $3,200,000. The terms of the settlement required the third party to pay the Company $1,400,000 in cash on or before June 30, 2009. The remaining $1,800,000 was to be paid in the form of a lead generation Agreement whereby the third party agreed to provide the Company with insurance leads beginning June 1, 2009. The Company has accounted for this as a contingent gain and has not recognized any gain until the amounts are realized. A portion of the proceeds generated from the sale of these leads would be used to reduce the $1,800,000 balance. The Company received $152,423 in cash during 2009 in partial fulfillment of the settlement and recognized a gain for the amount received in the Consolidated Statement of Operations for the year ended December 31, 2009. During 2009, the third party filed a Chapter 11 bankruptcy petition and the third party will not fulfill the terms of the settlement agreement. The Company is not currently aware of any other legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company’s financial condition, results of operations or cash flows.

NetQuote Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

June 30, 2009 and 2010

Indemnifications and Guarantor Arrangements

During the ordinary course of business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sale of its products, indemnities for liabilities associated with the infringement of other parties’ technology and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees does not provide for any limitation of the maximum potential future payments the Company could be obligated to make.

To date, the Company has not incurred any material costs as a result of these indemnities, commitments and guarantees and has not accrued any liabilities related to such indemnities, commitments and guarantees in the financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification.

6. Subsequent Events

On July 13, 2010, the Company’s board of directors executed an agreement and plan of merger with Bankrate, Inc. The agreement and plan of merger was made, by and among Bankrate, Inc., a Florida corporation, BR Acquisitions Inc., a Delaware corporation and wholly-owned subsidiary of Bankrate, Inc, NetQuote Holdings, Inc., a Delaware corporation, and Spectrum Equity Investors IV, L.P., as the stockholders’ representative.

Report of Independent Auditors

The Board of Directors

CreditCards.com, Inc.

We have audited the accompanying consolidated balance sheets of CreditCards.com, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CreditCards.com, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas

June 14, 2010

CreditCards.com, Inc.

Consolidated Balance Sheets

	December 31
($ in thousands)	2008	2009
Assets
Current assets:
Cash and cash equivalents	$11,576	$4,308
Accounts receivable	12,602	6,731
Prepaid expenses	262	289
Other current assets	468	66

Total current assets	24,908	11,394
Property and equipment, net	1,152	734
Deferred income tax assets	665	—
Goodwill	50,993	35,803
Intangible assets, net	88,094	60,666
Other assets	1,656	107

Total assets	$167,468	$108,704

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,820	$487
Accrued liabilities	7,992	1,638
Current portion of long-term debt	19,409	2,983
Current deferred tax liabilities	—	69
Income taxes payable	1,524	432

Total current liabilities	30,745	5,609
Long-term liabilities:
Deferred tax liabilities, less current portion	3,340	1,360
Long-term debt, less current portion	149,885	141,354

Total liabilities	183,970	148,323
Commitments and contingencies
Stockholders’ deficit:
Series A Preferred stock, par value $0.001; 1,000 authorized shares: -0- and 1,000 shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Series A Redeemable Preferred stock, par value $0.001; 400,000 authorized shares:
277,000 and -0- shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Common stock, par value $0.001; 200,000,000 authorized shares: 194,988,223 and 19,643,178 shares issued and outstanding at December 31, 2009 and 2008, respectively	13	189
Additional paid-in capital	3,174	30,535
Accumulated other comprehensive loss	(5,505)	(3,647)
Accumulated deficit	(14,184)	(66,696)

Total stockholders’ deficit	(16,502)	(39,619)

Total liabilities and stockholders’ deficit	$167,468	$108,704

See accompanying notes.

CreditCards.com, Inc.

Consolidated Statements of Operations

	Year Ended December 31
($ in thousands)	2008	2009
Revenues	$72,413	$42,851
Operating costs and expenses:
Cost of revenues	33,616	18,975
Sales and marketing expense	5,673	4,220
General and administrative expense	8,948	6,017
Impairment of goodwill and other intangible assets	—	39,202
Amortization of intangibles	3,337	3,630

Total operating costs and expenses	51,574	72,044
Income (loss) from operations	20,839	(29,193)
Other (income) expense	214	(18)
Interest expense (net of interest income)	19,611	22,040

Income (loss) before income taxes	1,014	(51,215)
Income tax expense	606	1,297

Net income (loss)	$408	$(52,512)

See accompanying notes.

CreditCards.com, Inc.

Consolidated Statements of Stockholders’ Deficit

	Series A Preferred Stock		Series B Redeemable Preferred Stock		Series A Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders’ Deficit
($ in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	—	$—	—	$—	—	$—	19,643,178	$13	$1,333	$(14,592)	$—	$(13,246)
Stock compensation	—	—	—	—	—	—	—	—	841	—	—	841
Issuance of preferred stock	1,000	—	—	—	—	—	—	—	1,000	—	—	1,000
Comprehensive loss:
Net income	—	—	—	—	—	—	—	—	—	408	—	408
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(5,505)	(5,505)
Total comprehensive loss												(5,097)

Balance at December 31, 2008	1,000	—	—	—	—	—	19,643,178	13	3,174	(14,184)	(5,505)	(16,502)
Stock compensation	—	—	—	—	—	—	—	—	631	—	—	631
Issuance/conversion to Series B Preferred stock	(1,000)	—	18,336	—	—	—	—	—	17,336	—	—	17,336
Issuance and conversion of shares related to recapitalization transaction	—	—	(18,336)	—	277,000	—	175,336,045	176	9,389	—	—	9,565
Exercise of stock options	—	—	—	—	—	—	9,000	—	5	—	—	5
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(52,512)	—	(52,512)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	1,858	1,858

Total comprehensive loss												(50,654)

Balance at December 31, 2009	—	$—	—	$—	277,000	$—	194,988,223	$189	$30,535	$(66,696)	$(3,647)	$(39,619)

See accompanying notes.

CreditCards.com, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
($ in thousands)	2008	2009
Operating activities
Net income (loss)	$408	$(52,512)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:
Depreciation	358	464
Stock compensation expense	841	631
Accretion of interest converted to debt	—	4,804
Impairment of goodwill and other intangibles	—	39,202
Impairment of capitalized SEC registration statement expenses	1,589	—
Write-off of deferred financing costs	—	844
Amortization of intangibles	3,337	3,630
Amortization of deferred financing costs	622	509
Excess tax benefit applied to reduce goodwill	592	2,037
Changes in operating assets and liabilities:
Accounts receivable	2,486	5,871
Prepaid expenses	85	(27)
Other assets	133	601
Accounts payable	266	(1,334)
Accrued liabilities	(1,630)	(3,652)
Deferred income taxes	1,641	(1,246)
Income taxes payable	1,524	(1,092)

Net cash (used in) provided by operating activities	12,252	(1,270)

Investing activities
Cash portion of acquisition of business, net of cash acquired	(17,538)	(2,705)
Purchase of other assets	(32)	(1)
Purchase of property and equipment	(746)	(46)

Net cash used in investing activities	(18,316)	(2,752)

Financing activities
Proceeds from issuance of preferred stock, net	1,000	17,336
Proceeds from issuance of long-term debt, net	17,322	—
Repayments of long-term debt	(2,853)	(20,197)
Net proceeds from issuance of stock options	—	5

Net cash (used in) provided by financing activities	15,469	(2,856)
Net cash increase (decrease) for period	9,405	(6,878)
Effect of exchange rate changes on cash and cash equivalents	(5,505)	(390)
Cash and cash equivalents at beginning of period	7,676	11,576
Cash and cash equivalents at end of period	$11,576	$4,308

Supplemental disclosure of cash flow information
Interest paid	$17,228	$17,229
Income taxes paid	—	—

Supplemental disclosure of noncash information
Noncash conversion of debt-to-equity	$—	$9,565
Noncash acquisition costs	2,705	—

See accompanying notes.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Summary of Significant Accounting Policies

Organization and Operations

CreditCards.com, Inc. (the Company) operates leading online marketplaces for credit cards connecting consumers with multiple credit card issuers. At the Company’s free websites consumers can search for, compare and apply for credit card offers. The Company’s websites allow credit card issuers to acquire qualified applicants and source new accounts. The Company also provides consumers with research, news articles, advice and online tools to help them select and apply for credit cards based on their individual needs. The Company’s online marketplaces match consumers actively seeking credit cards with credit card issuers and allows credit card issuers to solicit and approve credit card applications in a manner that the Company’s management believes is more cost-effective than traditional offline channels.

In June 2008, the Company formed CreditCards.com, Ltd., a UK Company, for purposes of acquiring Freedom Marketing Limited, also a UK company. The accompanying consolidated financial statements of the Company include CreditCards.com, Ltd. and Freedom Marketing Limited since the acquisition date.

On December 31, 2009, the Company completed a recapitalization that included a partial exchange of debt into equity and affected the Company’s ownership structure. As a result of the recapitalization, the Company’s lender became the majority owner of the Company. See Note 6.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of CreditCards.com, Inc. and its wholly owned subsidiary, CCRD Operating Company, Inc., as well as CreditCards.com Ltd., a wholly owned subsidiary of CCRD Operating Company, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Business Segment Information

The Company is managed and operated as one business segment. A single management team reports to the chief executive officer, the chief operating decision maker, who manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products and services. The various products and services that the Company offers are all related to its online marketplace for consumer credit cards. The same data source is used to analyze its business regardless of the product and services delivered via its online marketplace. The Company’s expenses are shared and are not allocated to individual products or services. Accordingly, the Company does not accumulate discrete financial information by product line and does not have separately reportable segments, as defined by generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents, which primarily consist of money market funds, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Accounts Receivable

The Company’s accounts receivable, consisting entirely of trade receivables, are stated at amounts due from customers. Management continually reviews accounts receivable to determine if any receivables will potentially be uncollectible. The Company recorded an allowance for uncollectible accounts in 2009 and 2008 totaling approximately $316,000 and $27,000, respectively.

Goodwill and Intangible Assets

The Company records goodwill when the purchase price for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The indefinite-lived acquired intangible assets include the trademarks on brand names and domain names. Considering the recognition and the awareness of the Company’s brands in the credit card market and the intended use of the brands, the remaining useful life of each of the trademarks on the logo, the trade name, and domain names was determined to be indefinite. CreditCards.com is the Company’s primary trade name and customer facing domain name. The Company believes that this trademark, trade name, and domain name will provide for an indefinite period of future cash flows.

Goodwill and indefinite-life intangible assets are not amortized, but are subject to a test for impairment on an annual basis, or more frequently if indicators of potential impairment exist, using a fair value-based approach. The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill or intangible asset resides to the carrying value of that reporting unit. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill or intangible asset with its carrying amount. Any determination of whether or not goodwill or indefinite-life intangibles have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Fair values are determined using a discounted cash flow methodology based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates, and other assumptions as deemed appropriate. When the impairment analysis is performed, certain factors are considered such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. See Note 4 for a discussion of impairment charges.

For the years ended December 31, 2009 and 2008, the Company recorded a reduction to goodwill of $2 million and $592,000, respectively, to adjust for the tax benefit of the amortization of excess tax goodwill in association with the acquisition transaction. On the acquisition date, there was an excess of tax-deductible goodwill over the reported amount of goodwill. Similar reductions will be taken in subsequent years until the excess amount reaches zero.

Intangible assets, other than trademarks, trade names, and domain names, are being amortized over their respective useful lives according to the estimated present value of the net earning potential of each asset category. Amounts allocated to website content, developed technology/software, and customer relationships are being amortized over the respective assets’ estimated useful lives between five and twelve years using the straight-line method. Amounts allocated to noncompete agreements are being amortized over their estimated useful lives of three to six years using the straight-line method. Amortization of these intangibles is included in amortization of intangibles in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method, generally over three years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining lease term. Expenditures for maintenance and repairs of assets are charged to operations as incurred.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Deferred Financing Costs

Financing costs are included in other assets in the consolidated balance sheets and are deferred and amortized to interest expense using the straight-line method over the terms of the related debt, which approximates the effective interest method. For the year ended December 31, 2009, the Company recognized amortization costs totaling approximately $1.4 million, which included approximately $509,000 of amortization costs and approximately $845,000 of unamortized financing costs that were expensed in connection with the recapitalization in December 2009. The Company recognized approximately $622,000 of amortization costs for the year ended December 31, 2008. See Note 6 for more information.

Long-Term Debt

During December 2009, the Company completed a debt recapitalization, which included an exchange of debt into equity. In evaluating the accounting for the debt modifications and exchanges, management was required to make a determination as to whether the debt modifications and exchanges should be accounted for as a troubled debt restructuring (TDR) or as an extinguishment or modification of debt. The relevant accounting guidance required the Company to determine first whether the exchanges of debt instruments should be accounted for as a TDR. A TDR results when it is determined that a debtor is experiencing financial difficulties and the creditors grant a concession; otherwise, such exchanges should be accounted for as an extinguishment or modification of debt. The assessment of this critical accounting estimate required management to apply a significant amount of judgment in evaluating the inputs, estimates, and internally generated forecast information to conclude on the accounting for the modifications and exchanges of debt.

The Company then evaluated if the debt modification constituted a material modification, in which case the debt modification would be accounted for as the extinguishment of the original debt and the creation of new debt, resulting in the recognition of a gain or loss on the extinguishment of debt. If it was determined that the debt modification was a TDR, then there is no recognition of gain or loss on the extinguishment of debt, and the carrying amount of the debt is adjusted for any premium or discount that is amortized over the modification period.

Based on this analysis and after the consideration of the applicable accounting guidance, management concluded that the modifications and exchanges of certain debt instruments with related parties were deemed to be TDRs. See Note 6.

Comprehensive Loss

The Company’s comprehensive income (loss) is included as a component of shareholders’ deficit and is composed of net income (loss) and foreign currency translation adjustments. See the components of comprehensive income (loss) for the years ended December 31, 2009 and 2008, including their ending balances and period changes, included in the consolidated statements of changes in stockholders’ deficit.

Revenue Recognition

Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

The Company’s revenues are derived by fees paid to the Company by credit card issuers or their affiliate marketing agents for credit card applications that originate from the Company’s online marketplace and are submitted to the credit card issuers and/or credit card applications that originate from the Company’s online

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

marketplace and are submitted to and approved by the credit card issuers. For credit card issuers that pay on a per approved application basis, revenue is earned and recognized when a credit card application is approved for issuance. For customers that pay on a per application or per click-through basis, revenue is recognized at the moment such activity is completed.

Cost of Revenues

Cost of revenues primarily consist of the expenses associated with the Company’s online advertising and contractual revenue-sharing obligations resulting from its distribution arrangements. Online advertising costs are expensed in the period incurred and represent fees paid to search engines. Online advertising expenses were $17.5 million and $32.9 million for the years ended December 31, 2009 and 2008, respectively.

Sales and Marketing Expense

Sales and marketing expenses are expensed as incurred and primarily include the salaries and benefits of the Company’s sales and marketing personnel and offline marketing and advertising expenses.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the respective local currency. Assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income statement items are translated to U.S. dollars at average exchange rates prevailing during the period. Accumulated net translation adjustments are recorded in accumulated other comprehensive income, a separate component of stockholders’ equity. Gains and losses from foreign currency denominated transactions are included in other (income) expense in the consolidated statements of operations. Foreign currency denominated transactions amounted to losses of approximately $29,000 and $20,000 for the years ended December 31, 2009 and 2008, respectively.

Stock Based Compensation

The Company has two stock plans, which are more fully described in Note 10. Compensation expense is recorded in accordance with generally accepted accounting principles. The expense is measured at the grant-date fair value of the award using the Black-Scholes option pricing model and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company records expense based upon the number of awards expected to vest, offset by an assumed forfeiture rate.

Income Taxes

The Company is a C corporation. Deferred income taxes are provided for all temporary differences based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

On January 1, 2007, the Company adopted new Financial Accounting Standards Board (FASB) authoritative guidance surrounding accounting for uncertainty in income taxes. As a result of the adoption, the Company recognized no changes related to deferred taxes.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Fair Value of Financial Instruments

The carrying amounts reported on the consolidated balance sheets for cash, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. Notes payables are recorded at cost, which approximates fair value based on rates currently available to the Company.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company’s revenues are mostly attributed to customers in the United States. The table below sets forth the percentage of consolidated accounts receivable for customers who represented 10% or more of consolidated accounts receivable:

	December 31
	2008	2009
Customer A	60%	32%

The table below sets forth the percentage of consolidated revenues for customers who represented 10% or more of consolidated revenues.

	December 31
	2008	2009
Customer A	30%	38%
Customer B	7%	11%
Customer C	6%	10%

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued guidance for business combinations. The guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. Disclosure requirements to enable the evaluation of the nature and financial effects of the business combination were also established. The guidance is effective for fiscal years beginning after December 15, 2008 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance has not had a material impact as of December 31, 2009, but will impact the Company’s accounting treatment for future business combinations.

In June 2009, the FASB released the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the Codification), effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change US GAAP, but does significantly change the way in which the accounting literature is organized, combining all authoritative standards in a comprehensive, topically organized database. All existing accounting standards documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative, other than guidance issued by the SEC. The Company adopted the provisions of this guidance during the year ended December 31, 2009.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

2. Acquisition and Related Transactions

Freedom Marketing Limited Acquisition

In June 2008, CreditCards.com, Inc. formed CreditCards.com, Limited, a UK Company, for the purpose of acquiring Freedom Marketing Limited, also a UK Company. The Company paid approximately $24.7 million for the issued share capital of Freedom Marketing Limited. The acquisition was accounted for as a business purchase combination in accordance with generally accepted accounting principles. The Company financed the acquisition primarily with $17.3 million ($18.0 million in additional debt less $678,000 in capitalized loan costs) in cash from the issuance of new debt. See Note 6 for more information on the issuance of new debt and related deferred financing costs.

The total purchase price of $24.7 million was allocated to the acquired assets based upon the relative fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. The excess purchase price over those fair values was recorded as goodwill. The allocation of the purchase price is as follows:

($ in thousands)
Net current assets(1)	$6,153
Property and equipment	18
Identifiable intangibles(2)	10,866
Goodwill	7,698

Total consideration	$24,735

(1)	Net current assets are comprised of cash, accounts receivable, and other current assets, less current liabilities. Assumed current liabilities include accounts payable and accrued liabilities. The fair value of the current assets and current liabilities generally approximated the recorded book values at the date of acquisition.
(2)	The allocation of the intangible assets is as follows:

($ in thousands)
Asset (amortization period):
Trademark/trade name/domain name	$5,318
Customer relationships (5 years)	4,855
Developed technology (6 years)	256
Website content (12 years)	94
Noncompete (6 years)	343

$10,866

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Pro Forma Results (Unaudited)

The following table presents the unaudited pro forma results of operations for the year ended December 31, 2008, as though the Freedom Marketing Limited acquisition occurred on January 1 of that period. These results give effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. These unaudited pro forma results are not necessarily indicative of the actual consolidated results of operations, had the acquisition actually occurred on the first day of the period, or of future results of operations of the consolidated entities. See Note 4 for more information.

($ in thousands)	Year Ended December 31 2008
Total revenues	$79,622

Income from operations	$21,548

Net income	$413

3. Property and Equipment

The balances of major classes of assets and accumulated depreciation are as follows:

	December 31
($ in thousands)	2008	2009
Leasehold improvements	$602	$609
Office furniture	474	476
Computer equipment	572	592

	1,648	1,677
Less accumulated depreciation	(496)	(943)

	$1,152	$734

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	December 31
($ in thousands)	2008	2009
Balance at beginning of year	$41,691	$50,993
Acquisition and other purchase price adjustments	9,784	395
Impairment of goodwill	—	(14,594)
Tax benefit of excess amortization of tax goodwill	(592)	(2,037)
Foreign currency translation impact	110	1,046

Balance at end of year	$50,993	$35,803

For the years ended December 31, 2009 and 2008, the Company recorded a reduction to goodwill to account for the tax benefit of the amortization of excess tax goodwill in association with the 2006 acquisition transaction described in Note 2. On the acquisition date, there was an excess of tax-deductible goodwill over the reported amount of goodwill.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

The Company assesses goodwill and other intangible assets for impairment at the reporting unit level annually during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an impairment test.

During the fourth quarter of fiscal year 2008, the Company performed an annual impairment test, which resulted in the estimated fair values of each of the Company’s reporting units exceeding their book values.

During 2009 the Company experienced less traffic to its sites than in previous years primarily due to the economic downturn. This has resulted in lower consumer demand for credit cards due to the ongoing recession and its impact on employment. Further, the economic environment has caused card issuers to tighten credit card underwriting requirements and shrink the inventory and issuance of new credit cards. The Company’s sales have decreased as the issuers have approved a smaller percentage of lower traffic levels.

Because of these ongoing challenges, the Company performed an impairment test on goodwill and intangible balances as of December 31, 2009 for all reporting units. The estimated fair values of the domestic and international reporting units were less than their related book values and the Company determined that their goodwill and identifiable intangibles balances were impaired. Accordingly, step two of the goodwill impairment test was completed for the domestic and international reporting units which resulted in an impairment charge totaling $39.2 million in the fourth quarter of 2009.

The following table presents intangible assets:

	December 31
($ in thousands)	2008	2009
Asset (amortization period):
Trademark/trade name/domain name	$58,911	$57,484
Customer relationships (5-12 years)	29,606	28,304
Developed technology (6-12 years)	7,734	7,665
Website content (12 years)	596	570
Noncompete (6 years)	646	554

	97,493	94,577
Less accumulated amortization of definite-lived intangibles	(6,482)	(10,195)
Impairment of definite-lived and indefinite-lived intangibles	—	(24,608)
Foreign currency translation impact	(2,917)	892

	$88,094	$60,666

The weighted-average amortization period for amortizable intangible assets is eight years. The following table presents the estimated amortization expense for these intangible assets:

($ in thousands)
Year ending December 31:
2010	$3,412
2011	3,412
2012	3,408
2013	2,925
2014	2,574
Thereafter	9,812

$25,543

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

5. Accrued Liabilities

The Company’s accrued liabilities consist of the following:

	December 31
($ in thousands)	2008	2009
Accrued search expense	$1,042	$95
Accrued management fees	1,300	—
Accrued interest	1,704	22
Accrued payroll	524	42
Accrued professional fees	306	475
Accrued acquisition costs	2,705	—
Other	411	1,004

	$7,992	$1,638

6. Long-Term Debt

The Company’s debt consists of the following:

	December 31
($ in thousands)	2008	2009
Term Loan A	$35,236	$26,620
Term Loan B	35,236	26,620
Term Loan C	35,236	26,620
Term Loan D	35,236	—
Subordinated A Loan	10,350	15,500
Subordinated B Loan	18,000	—
Additional amount related to interest	—	48,977

Total debt	169,294	144,337
Less current portion	(19,409)	(2,983)

Total long-term debt	$149,885	$141,354

Aggregate estimated annual maturities of long-term debt and related interest as of December 31, 2009 are as follows:

($ in thousands)
Year ending December 31:
2010	$2,983
2011	3,438
2012	3,925
2013	96,883
2014	37,108

$144,337

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

On June 5, 2008, in conjunction with the Freedom Marketing Limited acquisition, the Company entered into a second amended and restated credit agreement. The second amended and restated credit agreement provided for the following: (i) four secured $35.4 million five-year term loans in the aggregate amount of $141.6 million, amortized at a rate of 1.00% per year on a quarterly basis, with the balance paid at maturity, (ii) a $10.4 million secured subordinated six-year note with the balance due at maturity, (iii) an $18.0 million secured subordinated one-year note, and (iv) a five-year revolving credit facility that permits loans in an aggregate amount of up to $5.5 million and includes a letter of credit sub-facility. The term loans require total principal payments of $352,250 per quarter, with the unpaid balance of each term loan due at maturity on June 30, 2013. Also, the Company must make additional annual term loan principal payments upon achievement of “excess cash flow” as defined in the amended and restated credit agreement and following certain dispositions of assets and certain issuances of equity securities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

During 2008, the borrowings under the four secured six-year term loans carried interest at a rate of 10.25%, 10.75%, 11.25%, and 11.75%, respectively. The borrowings under the secured subordinated seven-year note had interest at 15.0%. Borrowings under the six-year revolving credit facility were at 11.0%.

Substantially all of the Company’s assets are pledged as collateral pursuant to the second amended and restated credit agreement.

The terms of the second amended and restated credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sales of assets, and transactions with affiliates. In addition, the senior secured credit agreement requires the Company to maintain certain covenants, including a maximum total net leverage ratio and a minimum fixed-charge coverage ratio. The second amended and restated credit agreement also contains certain customary affirmative covenants and events of default.

On May 7, 2009, the Company received a notice of default for failure to comply with these covenants for the period ending March 31, 2009. On June 30, 2009, the Company closed the Series B Preferred stock financing pursuant to which the Company issued shares of its Series B Preferred stock for approximately $18.3 million to some of its existing stockholders, including an exchange of its shares of Series A Preferred stock for an equal number of shares of Series B Preferred stock. All of the proceeds of the Series B financing were used to partially pay down the Company’s existing loans to the lender; however, the Company remained in default of its second amended and restated credit agreement. See Note 9 for more information. During December 2009, the Company and its lender agreed upon terms of a recapitalization, which were approved by the Board of Directors on December 17, 2009.

On December 31, 2009, in connection with the recapitalization and the curing of the event of default, the Company entered into a third amended and restated credit agreement. The new agreement allowed for the Company to refinance its existing loans and converted $58.8 million of outstanding principal and interest into shares of newly created Series A Redeemable Preferred stock and newly issued shares of the Company’s common stock (see Note 9). The third amended and restated credit agreement provides for the following: (i) three secured $27.0 million four-year senior term loans in the aggregate amount of $81.0 million, (ii) subordinated notes in an aggregate principal amount of $15.5 million, and a (iii) a revolving facility for an aggregate principal amount of up to $5.0 million. The term loans do not require quarterly principal payments and the unpaid balance is due at maturity on October 31, 2013. The revolving facility matures October 31, 2013. The unpaid balance on the subordinated loan is due at maturity on October 31, 2014. The Company must make quarterly term loan

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

principal payments upon achievement of “excess cash flow,” as defined in the third amended and restated credit agreement. Additionally, principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

The borrowings under the three secured four-year term loans bear interest at a rate of 13.5%, 14.0%, and 14.5% respectively. The borrowings under the secured subordinated five-year loan bear interest at 19.0%. Borrowings under the five-year revolving credit facility bear interest at 14.0%. Cash interest on the term and subordinated loans are due monthly. Paid-in-kind (PIK) interest is accrued monthly and compounded quarterly and is payable monthly upon discretion of the Company, or otherwise due upon maturity of the loans.

The recapitalization transaction and the refinancing of the existing loans were accounted for as a troubled debt restructuring in accordance with FASB authoritative guidance. On the modification date, it was determined that the total future cash payments under the terms of the modified notes were greater than the principal and interest owed on the original notes less the fair market value of the equity exchanged for the $58.8 million of old debt. Accordingly, the effects of the restructuring were accounted for prospectively from the time of the restructuring, and the difference between the total future cash payments under the terms of the modified note and the carrying amount of the original note, less the fair market value of the equity exchanged for the $58.8 million of old debt, will be amortized in future periods using the effective-interest method. No restructuring gain or net gains or losses on the debt restructuring were recorded by the Company.

7. Commitments

Operating Leases

The Company leases office space and certain equipment for its operations. These leases are accounted for as operating leases and typically have terms of up to five years. Rental expense for the years ended December 31, 2009 and 2008 was approximately $338,000 and $297,000, respectively.

Future minimum rental payments under operating leases as of December 31, 2009 are as follows:

($ in thousands)
2010	$307
2011	307
2012	292
2013	167
2014	17
Thereafter	36

$1,126

Employment Contracts

The Company has entered into employment contracts with certain of its key executive employees. These contracts could result in payments upon the termination of employment of these executives.

Legal Matters

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, and after consultation with legal counsel, the resolution of these matters is not expected to have a material adverse effect on the Company’s results of operations or financial position.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

8. Income Taxes

The components of the provision for income taxes attributable to continuing operations are as follows for the years ended December 31, 2009 and 2008:

	Year Ended December 31
($ in thousands)	2008	2009
Current:
Federal	$(625)	$—
Foreign	771	282
State	491	223

Total current	637	505

Deferred:
Federal	(277)	(697)
Foreign	(295)	(541)
State	(51)	(7)

Total deferred	(623)	(1,245)

Benefit applied to reduce goodwill	592	2,037

	$606	$1,297

Undistributed earnings of the Company’s foreign subsidiaries are considered permanently reinvested and, accordingly, no provision for U.S. federal and/or state income taxes has been provided thereon.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31 are as follows:

	Year Ended December 31
($ in thousands)	2008	2009
Deferred tax assets:
Current deferred tax assets:
Accrued liabilities	$729	$78

Gross current deferred tax assets	729	78
Valuation allowance	—	(78)

Net current deferred tax assets	729	—

Noncurrent deferred tax assets:
Stock option compensation	766	993
Net operating losses and other	2,036	24
Deferred interest	—	18,241
Deferred finance costs	—	154
Acquired intangibles	—	376
Depreciation and amortization	18	24

Gross noncurrent deferred tax assets	2,820	19,812
Valuation allowance	—	(19,743)

Net noncurrent deferred tax assets	2,820	69

Deferred tax liabilities:
Current deferred tax liabilities:
Prepaid expenses	(64)	(69)

Total current deferred tax liabilities	(64)	(69)

Noncurrent deferred tax liabilities:
Acquired foreign intangibles	(2,101)	(1,429)
Acquired intangibles	(4,059)	—

Total noncurrent deferred tax liabilities	(6,160)	(1,429)

Net current deferred tax asset (liability)	$665	$(69)

Net noncurrent deferred tax asset (liability)	$(3,340)	$(1,360)

The Company has established a valuation allowance equal to the net domestic deferred tax assets because of uncertainties regarding the realization of deferred tax assets based on the lack of earnings history. The valuation allowance increased by approximately $19.8 million during 2009, due to operations.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

The Company’s provision (benefit) for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes for the years ended December 31, 2009 and 2008, primarily as a result of the following:

	Year Ended December 31
($ in thousands)	2008	2009
Tax at statutory rate of 35%	$355	$(17,918)
State taxes, net of federal benefit	286	(206)
Foreign income taxes	(112)	64
Valuation allowance	—	19,821
Permanent items and other	77	(464)

	$606	$1,297

The Company adopted the provisions of ASC Topic 740 on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized no changes in the liability for unrecognized tax benefits and no adjustments to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)
Balance at January 1, 2009	$—
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2009	$—

In the event the Company has unrecognized tax benefits, the Company will recognize related accrued interest and penalties as income tax expense.

9. Redeemable Preferred Stock and Preferred Stock

On December 31, 2008, the Company filed a certificate of designation that established a 1,000 share series of stock called “Series A Preferred stock” with a par value of $0.001 per share and a stated value of $1,000 per share. Also on that date, the Company closed a $1,000,000 Series A Preferred stock financing.

On December 31, 2009, and in connection with the recapitalization, the Company filed a third amended and restated certificate of incorporation that established the following: (i) the Company is authorized to issue 200,400,000 shares of capital stock, of which 200,000,000 shares shall be common stock with a par value of $0.001 per share and 400,000 shares shall be preferred stock with a par value of $0.001 per share, and (ii) of the 400,000 shares of preferred stock, 277,000 are designated as Series A Redeemable Preferred stock with a par value of $0.001, and 123,000 shares shall remain as undesignated.

Series A Preferred Stock

On December 31, 2008, 1,000 shares of Series A Preferred stock were issued in exchange for $1.0 million of cash proceeds. The rights, preferences, privileges, and restrictions granted to and imposed on the preferred stock are set forth below.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Dividend Provisions

The holders of shares of Series A Preferred stock shall not be entitled to receive any dividends on the shares unless specifically declared by the Board of Directors.

Redemption Rights

The Series A Preferred shares are not redeemable.

Liquidation Rights

In the event of any liquidation, the holders of the Series A Preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $1,000 per share for each share of Series A Preferred stock held by them. If, upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Preferred stock are insufficient to permit full payment, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred shares in proportion to the preferential amount each holder is entitled to receive.

Voting Rights

The holders of Series A Preferred shares are not entitled to vote.

Series B Redeemable Preferred Stock

On June 30, 2009 18,336 shares of Series B Preferred stock, with a par value of $0.001 per share and a stated value equal to $1,000 per share were issued in exchange for 1,000 shares of $1,000 per share Series A Preferred shares that were issued on December 31, 2008 as well as approximately $17.3 million of cash. The rights, preferences, privileges, and restrictions granted to and imposed on the preferred stock are set forth below.

Dividend Provisions

The holders of shares of Series B Preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock, at the rate of 18% of the stated value per share per year calculated on a daily basis. Dividends are payable upon a liquidation transaction, redemption as described below, or upon the exchange of shares of Series B Preferred for a new class or series of preferred stock. Dividends accrue on each share beginning on the date of issuance, whether or not declared.

Redemption Rights

Series B Preferred stock is redeemable upon written request of the holders of a majority of the outstanding Series B Preferred stock at any time after June 30, 2010, upon a liquidation transaction, or immediately prior to the Company’s sale of its common stock in a public offering, whichever occurs first.

Conversion Rights

The Series B Preferred stock are not convertible into common stock.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, each holder of the Series B Preferred stock shall be entitled to receive, prior and in preference to any payment or distribution of any of the assets of the Company to the holders of common stock, an amount equal to $1,000 per share for each share of Series B Preferred stock held by them plus an amount equal to all unpaid dividends on each share of Series B Preferred stock. If, upon the occurrence of such event, the assets and funds distributed among the holders of the Series B Preferred stock are insufficient to permit full payment, then, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series B Preferred stock in proportion to the Series B liquidation preference.

Voting Rights

The holders of Series B Preferred stock are not entitled to vote.

Recapitalization Transaction

On December 31, 2009, pursuant to the Company’s third amended and restated certificate of incorporation, the holders of Series B Preferred stock elected to convert all of their preferred shares into new Series A Redeemable Preferred shares, with a par value of $0.001 and a stated value of $225.39. The new Series A Redeemable Preferred shares are designated as Series A Redeemable Preferred stock and the number of shares constituting this series is 277,000. The rights, preferences, privileges, and restrictions granted to and imposed on the new Series A Preferred shareholders are set forth below. See Note 6 for more information on the recapitalization transaction.

New Series A Redeemable Preferred Stock

Dividend Provisions

The holders of shares of Series A Redeemable Preferred stock are entitled to receive cumulative dividends, out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of 8% of the stated value per share per year calculated on a basis of a 360-day year and compounded quarterly, commencing January 1, 2010.

Redemption Rights

Series A Redeemable Preferred stock is redeemable upon a liquidation transaction, or immediately prior to the Company’s sale of its common stock in a public offering, whichever occurs first.

Conversion Rights

The Series A Redeemable Preferred shares are not convertible into common stock.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the corporation, either voluntary or involuntary, each holder of the Series A Redeemable Preferred stock shall be entitled to receive, prior and in preference to any payment or distribution of any of the assets of the corporation to the holders of common stock, an amount equal to the stated value per share for each share of Series A Redeemable Preferred stock held by

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

them plus an amount equal to all unpaid dividends on each share of Series A Redeemable Preferred stock. If, upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Redeemable Preferred stock are insufficient to permit full payment, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A Redeemable Preferred stock in proportion to the Series A liquidation preference.

Voting Rights

The holders of Series A Redeemable Preferred stock are not entitled to vote.

10. Stock Based Compensation

2006 Stock Plan

The Company’s 2006 Stock Plan, or the 2006 Plan, was adopted by the Board of Directors on October 30, 2006 and approved by stockholders on October 30, 2006. The 2006 Plan provides for the granting of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, consultants and directors.

As of December 31, 2009, the Company had reserved a total of 1,991,009 shares of common stock for issuance under the 2006 Plan. As of December 31, 2009, options to purchase 1,889,771 shares of common stock were outstanding and 101,238 shares were available for future grant under the 2006 Plan. The term of an option may not exceed ten years after the date of grant, except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding stock as of the date of grant, the term must not exceed five years and with the exception of an option granted to an officer, director, or consultant. No option shall become exercisable at a rate less than 20% per year over a period of five years from the date of grant, subject to the participant’s continued service to the Company.

Stock purchase rights may also be granted under the 2006 Plan. Stock purchase rights are rights to purchase shares of the Company’s common stock that vest in accordance with terms and conditions established by the Company’s Board of Directors. The Board of Directors may determine the number of shares subject to a stock purchase right granted to any employee, director or consultant. The Board of Directors may impose whatever conditions to vesting it determines to be appropriate.

The 2006 Plan provides that in the event of certain change in control transactions the successor corporation may either assume or substitute an equivalent award with respect to each outstanding award under the 2006 Plan. The Board of Directors may, within its sole discretion, choose to accelerate vesting of outstanding options or shares acquired upon the exercise of the options. The Board of Directors may also, within its sole discretion, choose to cancel each option in exchange for payment for each vested share of stock subject to the cancelled option in either cash, stock or other property with a fair market value equal to the fair market value of the price per share of stock in the change in control transaction. With respect to stock purchase rights, upon a change in control, the successor corporation may either assume or substitute an equivalent stock purchase right with respect to an outstanding stock purchase right under the plan. Any stock purchase rights which are neither assumed nor substituted will terminate.

2008 Equity Incentive Plan

The Company’s 2008 Equity Incentive Plan, or 2008 Plan, was adopted by the board of directors in March 2008 and, subject to approval by the Company’s stockholders, it will become effective upon completion of an

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

initial public offering. The 2008 Plan provides for the grant of cash awards, stock options, stock appreciation rights, stock units, and other similar stock awards. Options granted under the 2008 Plan may be either “incentive stock options,” as defined under Section 422 of the Internal Revenue Code, or nonstatutory stock options. The 2008 Plan will terminate in 2018 unless it is extended or terminated earlier pursuant to its terms.

The Company has reserved a total of 1,000,000 shares for issuance under the 2008 Plan. Shares subject to awards granted under the 2008 Plan that are cancelled, expire or are forfeited shall be available for re-grant under the 2008 Plan. In addition to the 1,000,000 shares the Company has reserved for issuance under the 2008 Plan as discussed above, all of the shares remaining available for future grant under the 2006 Plan will be available for grant under the 2008 Plan. The number of shares reserved for issuance under the 2008 Plan will be increased on January 1 of each year, beginning January 1, 2008 and for ten years thereafter.

The 2008 Plan provides for the grant of stock appreciation rights (SARs). A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares, on the exercise date, exceeds the exercise price of the SAR. The excess amount will be payable in shares, cash, or in a combination thereof, as determined in the award agreement. The grant and/or vesting of a SAR may be made contingent upon the satisfaction of certain service requirements or the achievement of objective performance conditions.

The 2008 Plan provides for the grant of cash awards. Each cash award will contain target and maximum cash amounts payable to participants, with such awards based on performance and level of achievement, versus the pre-established criteria to be determined by the Company’s compensation committee.

Generally, in the event of a merger or consolidation in which the Company is not the surviving corporation, the sale of substantially all of the Company’s assets, the acquisition, sale, or transfer of a controlling interest of the outstanding shares by tender offer or similar change of control transaction as determined by the Board of Directors or compensation committee, any or all outstanding awards may be assumed or substituted by the surviving or acquiring entity. In the event such successor corporation (if any) does not assume or substitute awards, the Board of Directors may, in its discretion: (i) provide for the assumption, substitution of, or adjustment of each award, (ii) accelerate the vesting of all options and terminate any restrictions on stock awards, or (iii) provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for cash or other payment to the participant.

Stock Based Compensation

Compensation expense is recorded in accordance with the FASB’s authoritative guidance surrounding share-based compensation. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company records expense based upon the number of awards expected to vest, offset by an assumed forfeiture rate.

The fair value of options granted during the year ended December 31, 2009 was estimated on the grant date using the Black-Scholes option-pricing model based on the assumptions in the table below. This valuation model requires the input of highly subjective assumptions. Expected volatility of the Company’s stock is based on companies of similar growth and maturity in the peer group in the industry in which the Company does business, because the Company does not have sufficient historical volatility data for its own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. The Company has elected to use the simplified method, in accordance with authoritative guidance surrounding share-based compensation, to develop the estimate of the expected term. The risk-free rate is based on U.S. Treasury issues

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the related compensation expense recorded by the Company.

	Year Ended December 31
($ in thousands)	2008	2009
Weighted-average fair value of options granted	$7.61	$2.23
Dividend yield	0.00%	0.00%
Weighted-average risk-free interest rate	3.50%	2.80%
Weighted-average expected volatility	53.40%	51.60%
Expected life (in years)	6.25	6.25

The table below presents the costs recorded related to stock based compensation for the years ended December 31:

($ in thousands)	2008	2009
Sales and marketing expense	$441	$282
General and administrative expense	400	349

Total stock based compensation	$841	$631

The following table summarizes options activity for the years ended December 31, 2009 and 2008:

	Options	Weighted- Average Exercise Price
Options outstanding—December 31, 2007	1,460,970	$3.25
Granted	479,250	7.61
Exercised	—	—
Forfeited	231,700	10.72

Options outstanding—December 31, 2008	1,708,520	3.46
Granted	859,744	2.23
Exercised	9,000	0.53
Forfeited	669,493	7.96

Options outstanding—December 31, 2009	1,889,771	$1.32

Outstanding and exercisable stock options at December 31, 2009, were as follows:

	Outstanding			Exercisable
Exercise Price	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Shares	Weighted- Average Exercise Price
$0.53	1,037,983	$0.53	6.89	753,944	$0.53
2.23	842,788	2.23	9.08	21,877	2.23
7.61	9,000	12.97	8.16	4,000	12.97

	1,889,771	$1.32		779,821	$9.59

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

A summary of the Company’s nonvested shares as of December 31, 2009 and changes during the year ended December 31, 2009 is as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested shares
Nonvested shares at December 31, 2008	1,115,859	$4.35
Granted	859,744	2.23
Exercised	9,000	0.53
Vested	187,160	0.61
Forfeited	669,493	7.96

Nonvested shares at December 31, 2009	1,109,950	$2.13

The Company recognized $631,000 and $841,000 of stock based compensation expense for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, there was approximately $3.5 million of unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a period of approximately three years. The fair value of options vested during the year ended December 31, 2009 was $201,000.

In February 2009, the Company completed an offer to exchange certain employee stock options issued under our 2006 Stock Plan. Previously granted options were exchanged for new options with a lower exercise price granted on a one-for-one basis. Options for an aggregate of approximately 577,255 shares of the Company’s common stock were exchanged. Options granted pursuant to the exchange have an exercise price of $2.23 per share which is the fair value per share of the Company’s common stock as determined by a third party valuation expert as of February 3, 2009. Options granted pursuant to the exchange must commence with a new vesting schedule. The exchange resulted in a modification charge of approximately $213,000, which is being recognized over the vesting periods of the new options. These vesting periods range from three to four years. The modification charge for 2009 was approximately $60,000.

11. Related-Party Transactions

In connection with the acquisition of substantially all of the assets of CreditCards.com, L.P., in October 2006, the Company entered into a consulting agreement with Daniel H. Smith, who controlled the general partner of the predecessor. The consulting agreement is on a month-to-month basis and can be canceled at any time by either party. Further, the consulting agreement provides for payments of $1,000 per day for each day worked by the consultant. Per the February 1, 2008 amendment to the consulting agreement, the number of days worked each month, if any, are mutually agreed upon by the Company and the consultant.

In October 2006, the Company entered into a consulting agreement with BPO Newco II (BPO), an entity controlled by persons affiliated with the then majority owners of the Company. The president of BPO was a member on the Company’s Board of Directors and an investor in the December 31, 2008 Series A financing. The consulting agreement calls for the payment of $100,000 per quarter to BPO until such time as the individual and another specified individual both cease to be employed by BPO.

In September 2007, the Company and BPO entered into an amendment to the consulting agreement described above which provides that, upon the earliest to occur of: (i) March 31, 2008, and (ii) the effectiveness

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

of an S-1 registration statement filed with the Securities and Exchange Commission, the agreement would terminate and the Company would be obligated to make a one-time payment to BPO in the amount of $1.6 million.

On March 30, 2008, the Company and BPO entered into a second amendment to the consulting agreement, which provided that the Company continue to pay $100,000 per calendar quarter as mentioned above until the specified individuals cease to be employed by BPO. In which case the Company would make a one-time payment to BPO equal to $1.6 million, minus any quarterly fees paid beginning in the second quarter of 2008. In connection with the recapitalization transaction discussed in Note 6, during 2009, the Company’s obligation to make the payments pursuant to this agreement was eliminated.

During 2009, the Company issued approximately 277,000 shares of $0.001 per share Series A Redeemable Preferred stock to entities affiliated with its principal stockholders. See Note 9 for more information on the terms of these new equity instruments.

12. Employee Benefit Plan

Beginning in September of 2007, the Company maintains one active defined contribution 401(k) plan. Employees of the company are eligible to participate upon hire. Participants can make contributions subject to federally mandated maximums. Participants are immediately vested in their own contributions as well as the contributions matched by the Company. The Company matches 100% of each pre-tax dollar contributed by participating employees up to 3%, and 50% of each pre-tax dollar contributed by participating employees up to 2%, subject to IRS limitations. The Company recorded expense of approximately $169,000 and $194,000 in 2009 and 2008, respectively, for contributions to the plan.

13. Subsequent Events

On June 10, 2010, the Company signed an agreement and plan of merger (the Agreement) to sell the Company to Bankrate, Inc. The Agreement’s closing is contingent on certain conditions, including the Company’s ability to obtain stockholder, regulatory, and various other approvals and consents. Upon closing of the Agreement, the Company will become a wholly owned subsidiary of Bankrate, Inc.

CreditCards.com, Inc.

Condensed Consolidated Balance Sheet

June 30, 2010
($ in thousands)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$6,738
Accounts receivable	9,817
Prepaid expenses	285
Other current assets	37

Total current assets	16,877
Property and equipment, net	605
Goodwill	35,006
Intangible assets, net	58,546
Other assets	58

Total assets	$111,092

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$627
Accrued liabilities	3,573
Current portion of long-term debt	3,206

Total current liabilities	7,406

Long-term liabilities
Deferred tax liabilities, less current portion	1,314
Long-term debt, less current portion	139,988
Other long-term liabilities	48

Total liabilities	148,756

Commitments and contingencies

Stockholders’ deficit:
Common stock, par value $0.001; 200,000,000 authorized shares:	189
194,988,223 shares issued and outstanding at June 30, 2010
Additional paid-in capital	30,901
Accumulated other comprehensive income (loss)	1,590
Accumulated deficit	(70,344)

Total stockholders’ deficit	(37,664)

Total liabilities and stockholders’ deficit	$111,092

See accompanying notes to unaudited condensed consolidated financial statements

CreditCards.com, Inc.

Condensed Consolidated Statements of Operations

	Six Months Ended June 30
	2009	2010
($ in thousands)	(Unaudited)
Revenues	$24,603	$20,738
Operating costs and expenses:
Cost of revenues	11,197	6,855
Sales and marketing expense	2,167	1,847
General and administrative expense	3,416	4,796
Amortization of intangibles	1,795	1,683

Total operating costs and expenses	18,575	15,181

Income from operations	6,028	5,557
Other (income) expense	(38)	(20)
Interest expense (net of interest income)	11,034	2,632

Income (loss) before income taxes	(4,968)	2,945
Income tax expense	94	17

Net income (loss)	$(5,062)	$2,928

See accompanying notes to unaudited condensed consolidated financial statements

CreditCards.com, Inc.

Condensed Consolidated Statements of Cash Flows

	Six Months ended June 30,
	2009	2010
($ in thousands)	(Unaudited)
Operating Activities
Net income	$(5,062)	$2,928
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	234	204
Stock compensation expense	308	369
Amortization of intangibles	1,795	1,683
Amortization of deferred financing costs	452	—

Changes in operating assets and liabilities:
Accounts receivable	2,130	(3,086)
Prepaid expenses	(51)	4
Other assets	123	78
Accounts payable	(775)	140
Accrued liabilities	1,285	1,986
Deferred income taxes	347	(107)
Income taxes payable	(767)	(441)

Net cash provided by operating activities	19	3,758

Investing Activities
Cash portion of acquisition of business, net of cash acquired	(643)	—
Purchase of other assets	(27)	(75)

Net cash used in investing activities	(670)	(75)

Financing Activities
Repayments of long-term debt	(18,705)	(1,143)
Proceeds from Issuance of preferred stock	17,336	—
Net Proceeds from the exercise of stock options	5	—

Net cash used in financing activities	(1,364)	(1,143)
Net cash increase for period	(2,015)	2,540
Effect of exchange rate changes on cash and cash equivalents	(737)	(110)
Cash and cash equivalents at beginning of period	11,576	4,308

Cash and cash equivalents at end of period	$8,824	$6,738

Supplemental disclosure of cash flow information
Interest paid	$9,843	$2,218
Income taxes paid	304	359

See accompanying notes to unaudited condensed consolidated financial statements

CreditCards.com

Notes to Condensed Consolidated Financial Statements

June 30, 2010

1. General

Organization and Operations

Creditcards.com, Inc. (the Company) operates leading online marketplaces for credit cards connecting consumers with multiple credit card issuers. At the Company’s free websites consumers can search for, compare and apply for credit card offers. The Company’s websites allow credit card issuers to acquire qualified applicants and source new accounts. The Company also provides consumers with research, news articles, advice and online tools to help them select and apply for credit cards based on their individual needs. The Company’s online marketplaces match consumers actively seeking credit cards with credit card issuers and allows credit card issuers to solicit and approve credit card applications in a manner that the Company’s management believes is more cost-effective than traditional offline channels.

On December 31, 2009, the Company completed a recapitalization that included a partial exchange of debt into equity and affected the Company’s ownership structure. As a result of the recapitalization, the Company’s lender became the majority owner of the Company.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Creditcards.com, Inc. and its wholly owned subsidiary, CCRD Operating Company, Inc., as well as Creditcards.com Ltd., a wholly owned subsidiary of CCRD Operating Company, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2010 and the condensed consolidated statements of operations, and cash flows for the six months ended June 30, 2009 and 2010 are unaudited. These statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2009. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2010 and results of operations and cash flows for the six months ended June 30, 2009 and 2010. The financial data and other information disclosed in the notes to the financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

CreditCards.com

Notes to Condensed Consolidated Financial Statements—(continued)

June 30, 2010

2. Other Comprehensive Income

The Company’s other comprehensive income (loss) for the six months ended June 30, 2009 and 2010 is as follows:

	Six Months ended June 30,
($ in thousands)	2009	2010
Net income (loss)	$(5,062)	$2,928
Foreign currency translation	2,233	(1,338)

Other comprehensive income (loss)	$(2,829)	$1,590

3. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

($ in thousands)
Balance at December 31, 2009	$35,803
Foreign currency translation impact	(797)

Balance at June 30, 2010	$35,006

The changes in the carrying amount of intangibles are as follows:

($ in thousands)
Balance at December 31, 2009	$60,666
Amortization	(1,683)
Foreign currency translation impact	(437)

Balance at June 30, 2010	$58,546

The Company assesses goodwill and other intangible assets for impairment at the reporting unit level annually during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an impairment test.

During 2009 the Company experienced less traffic to its sites than in previous years primarily due to the economic downturn. This has resulted in lower consumer demand for credit cards due to the ongoing recession and its impact on employment. Further, the economic environment has caused card issuers to tighten credit card underwriting requirements and shrink the inventory and issuance of new credit cards. The Company’s sales have decreased as the issuers have approved a smaller percentage of lower traffic levels.

Because of these ongoing challenges, the Company performed an impairment test on goodwill and intangible balances as of December 31, 2009 for all reporting units. The estimated fair values of the domestic and international reporting units were less than their related book values and the Company determined that their goodwill and identifiable intangibles balances were impaired. Accordingly, step two of the goodwill impairment test was completed for the domestic and international reporting units which resulted in an impairment charge totaling $39.2 million in the fourth quarter of 2009.

CreditCards.com

Notes to Condensed Consolidated Financial Statements—(continued)

June 30, 2010

4. Long-Term Debt

The Company’s debt consists of the following as of June 30, 2010:

($ in thousands)	June 30, 2010
Term Loan A	$26,620
Term Loan B	26,620
Term Loan C	26,620
Subordinated A Loan	15,500
Additional amount related to recapitalization	47,834

Total debt	143,194
Less current portion	(3,206)

Total long-term debt	$139,988

On June 5, 2008, in conjunction with the Freedom Marketing Limited acquisition, the Company entered into a second amended and restated credit agreement. The second amended and restated credit agreement provided for the following: (i) four secured $35.4 million five-year term loans in the aggregate amount of $141.6 million, amortized at a rate of 1.00% per year on a quarterly basis, with the balance paid at maturity, (ii) a $10.4 million secured subordinated six-year note with the balance due at maturity, (iii) an $18.0 million secured subordinated one-year note, and (iv) a five-year revolving credit facility that permits loans in an aggregate amount of up to $5.5 million and includes a letter of credit sub-facility. The term loans require total principal payments of $352,250 per quarter, with the unpaid balance of each term loan due at maturity on June 30, 2013. Also, the Company must make additional annual term loan principal payments upon achievement of “excess cash flow” as defined in the amended and restated credit agreement and following certain dispositions of assets and certain issuances of equity securities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

Substantially all of the Company’s assets are pledged as collateral pursuant to the second amended and restated credit agreement. The terms of the second amended and restated credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sales of assets, and transactions with affiliates. In addition, the senior secured credit agreement requires the Company to maintain certain covenants, including a maximum total net leverage ratio and a minimum fixed-charge coverage ratio. The second amended and restated credit agreement also contains certain customary affirmative covenants and events of default.

On May 7, 2009, the Company received a notice of default for failure to comply with these covenants for the period ending March 31, 2009. On June 30, 2009, the Company closed the Series B Preferred stock financing pursuant to which the Company issued shares of its Series B Preferred stock for approximately $18.3 million to some of its existing stockholders, including an exchange of its shares of Series A Preferred stock for an equal number of shares of Series B Preferred stock. All of the proceeds of the Series B financing were used to partially pay down the Company’s existing loans to the lender; however, the Company remained in default of its second amended and restated credit agreement. During December 2009, the Company and its lender agreed upon terms of a recapitalization, which were approved by the Board of Directors on December 17, 2009.

On December 31, 2009, in connection with the recapitalization and the curing of the event of default, the Company entered into a third amended and restated credit agreement. The new agreement allowed for the Company to refinance its existing loans and converted $58.8 million of outstanding principal and interest into

CreditCards.com

Notes to Condensed Consolidated Financial Statements—(continued)

June 30, 2010

shares of newly created Series A Redeemable Preferred stock and newly issued shares of the Company’s common stock. The third amended and restated credit agreement provides for the following: (i) three secured $27.0 million four-year senior term loans in the aggregate amount of $81.0 million, (ii) subordinated notes in an aggregate principal amount of $15.5 million, and a (iii) a revolving facility for an aggregate principal amount of up to $5.0 million. The term loans do not require quarterly principal payments and the unpaid balance is due at maturity on October 31, 2013. The revolving facility matures October 31, 2013. The unpaid balance on the subordinated loan is due at maturity on October 31, 2014. The Company must make quarterly term loan principal payments upon achievement of “excess cash flow,” as defined in the third amended and restated credit agreement. Additionally, principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

The borrowings under the three secured four-year term loans bear interest at a rate of 13.5%, 14.0%, and 14.5% respectively. The borrowings under the secured subordinated five-year loan bear interest at 19.0%. Borrowings under the five-year revolving credit facility bear interest at 14.0%. Cash interest on the term and subordinated loans are due monthly. Paid-in-kind (PIK) interest is accrued monthly and compounded quarterly and is payable monthly upon discretion of the Company, or otherwise due upon maturity of the loans.

The recapitalization transaction and the refinancing of the existing loans were accounted for as a troubled debt restructuring in accordance with FASB authoritative guidance. On the modification date, it was determined that the total future cash payments under the terms of the modified notes were greater than the principal and interest owed on the original notes less the fair market value of the equity exchanged for the $58.8 million of old debt. Accordingly, the effects of the restructuring were accounted for prospectively from the time of the restructuring, and the difference between the total future cash payments under the terms of the modified note and the carrying amount of the original note, less the fair market value of the equity exchanged for the $58.8 million of old debt, will be amortized in future periods using the effective-interest method. No restructuring gain or net gains or losses on the debt restructuring were recorded by the Company.

5. Income Taxes

Tax expense for the six months ended June 30, 2010 and 2009 differs from the expected federal tax rate of 35% primarily due to a change in our deferred tax valuation allowance. Due to the uncertainty of realization of net deferred tax assets, the Company has recorded a full valuation allowance for U.S federal income tax purposes.

6. Subsequent Events

On August 6, 2010, the Company was acquired by Bankrate, Inc.

Bankrate, Inc.

Offer to Exchange

11 3/4% Senior Secured Notes due 2015

Registered under the Securities Act

For

A Like Principal Amount of Outstanding

11 3/4% Senior Secured Notes due 2015